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82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Origin Energy Limited

*CURRENT ADDRESS Level 45, Australia Square
264-278 George Street
Sydney NSW Australia

**FORMER NAME

**NEW ADDRESS

FILE NO. 82- 34934 FISCAL YEAR 6/30/05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: Con

DAT : 12/13/05



To	Company Announcements Office	Facsimile	1300 300 021
Company	Australian Stock Exchange Limited	Date	19 September 2005
From	Bill Hundy	Pages	147
Subject	**ANNUAL ACCOUNTS**		

We attach the audited accounts of Origin Energy Limited and controlled entities for the financial year ended 30 June 2005 comprising:

1. the Financial Statements
2. the Concise Annual Report including Directors' Report
3. Notice of Annual General Meeting and Proxy Appointment Form

6-30-05
ARIS

These documents are being sent to shareholders today.

We confirm that the Company will be treated as having lodged the reports with the Australian Securities and Investments Commission by reason of having given them to you.

Regards

Bill Hundy
Company Secretary

02 8345 5467 · bill.hundy@originenergy.com.au

Strategy
Performance
Growth...

Opportunities through diversity

Financial Statements 2005


Origin

The scale and diversity of Origin Energy's integrated energy business provides strong and stable cash flows

and enables the business to capitalise on opportunities for growth through development projects, expansion into new markets and acquisitions. This year the acquisition of Contact Energy of New Zealand added significant scale and further diversity to our business.

Contents

Statements of Financial Performance 2
Statements of Financial Position 3
Statements of Cash Flows 4
Notes to the Financial Statements
1 Statement of significant accounting policies 5
2 Segments 9
3 Profit from ordinary activities 12
4 Income tax expense/(benefit) relating to ordinary activities 14
5 Dividends 14
6 Receivables 15
7 Inventories 15
8 Other assets 15
9 Investments accounted for using the equity method 16
10 Other financial assets 16
11 Property, plant and equipment 17
12 Exploration, evaluation and development expenditure 19
13 Intangible assets 19
14 Deferred tax assets 19
15 Payables 20
16 Interest-bearing liabilities 20
17 Lease liabilities 21
18 Tax liabilities 21
19 Provisions 21
20 Contributed equity 23
21 Reserves 23
22 Retained profits and total equity 24
23 Outside equity interests in controlled entities 24
24 Notes to the Statements of Cash Flows 25
25 Auditors' remuneration 27
26 Contingent liabilities and assets 27
27 Commitments 28
28 Details of credit facilities available to the consolidated entity 29
29 Financial instruments 30
30 Acquisition/disposal of controlled entities 35
31 Controlled entities 36
32 Equity accounted investments 39
33 Interest in joint venture operations 41
34 Employee benefits 43
35 Related party disclosures 47
36 Director and executive disclosures 47
37 Deed of cross guarantee 49
38 Earnings per share 51
39 Events subsequent to balance date 51
40 Impact of adopting Australian equivalents to International Financial Reporting Standards 52
Statutory statements 58
Share and shareholder information 60
Directory Back cover

These are the Financial Statements referred to in the Annual Report.

Statements of Financial Performance

for year ended 30 June

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Origin Energy Limited 2005 $'000	Origin Energy Limited 2004 $'000
Revenue from ordinary activities	3(a)	**4,914,281**	3,556,015	**254,602**	173,413
Expenses from ordinary activities excluding borrowing costs	3(b)	**(4,304,438)**	(3,249,193)	**(33,028)**	(29,282)
Borrowing costs	3(c)	**(146,218)**	(49,006)	**(154,427)**	(105,316)
Share of net profits of associates and joint venture entities accounted for using the equity method	32	**16,464**	26,012	**–**	–
Profit from ordinary activities before related income tax expense		**480,089**	283,828	**67,147**	38,815
Income tax expense/(benefit) relating to ordinary activities	4	**147,418**	76,905	**5,388**	(80,873)
Net profit		**332,671**	206,923	**61,759**	119,688
Net profit attributable to outside equity interests	22(c)	**66,651**	1,982	**–**	–
Net profit attributable to members of the parent entity, Origin Energy Limited	22(a)	**266,020**	204,941	**61,759**	119,688
Non-owner transaction changes in equity:					
Net exchange difference relating to self-sustaining foreign operations	21	**(9,603)**	2,624	**–**	–
Total revenues, expenses and valuation adjustments attributable to members of Origin Energy Limited recognised directly in equity		**(9,603)**	2,624	**–**	–
Total changes in equity from non-owner related transactions attributable to members of the parent entity, Origin Energy Limited	22	**256,417**	207,565	**61,759**	119,688
Basic earnings per share	38	**37.2 cents**	30.0 cents		
Diluted earnings per share	38	**36.9 cents**	29.8 cents		
Normalised earnings per share – basic	38	**34.9 cents**	30.0 cents		
Normalised earnings per share – diluted	38	**34.6 cents**	29.8 cents		

The Statements of Financial Performance should be read in conjunction with the accompanying notes set out on pages 5 to 57, which form an integral part of the financial statements.

Statements of Financial Position

as at 30 June

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Origin Energy Limited 2005 $'000	Origin Energy Limited 2004 $'000
Current assets					
Cash assets		**87,793**	44,318	**5,729**	127
Receivables	6	**828,461**	616,971	**4,579,566**	3,563,309
Inventories	7	**95,594**	56,529	**–**	–
Other	8	**59,555**	61,466	**4,323**	4,578
Total current assets		**1,071,403**	779,284	**4,589,618**	3,568,014
Non-current assets					
Receivables	6	**5,503**	5,451	**100,025**	300,000
Investments accounted for using the equity method	9	**114,747**	115,054	**–**	–
Other financial assets	10	**163,717**	169,546	**1,609,574**	987,253
Property, plant and equipment	11	**5,242,562**	1,469,593	**8,463**	2,757
Exploration, evaluation and development expenditure	12	**311,163**	251,620	**–**	–
Intangible assets	13	**998,044**	811,978	**–**	–
Deferred tax assets	14	**88,211**	96,680	**73,721**	95,092
Other	8	**19,313**	8,140	**–**	20
Total non-current assets		**6,943,260**	2,928,062	**1,791,783**	1,385,122
Total assets		**8,014,663**	3,707,346	**6,381,401**	4,953,136
Current liabilities					
Payables	15	**688,466**	477,772	**2,295,496**	2,216,730
Interest-bearing liabilities	16	**239,566**	113,761	**216,335**	101,600
Current tax liabilities	18	**9,112**	2,680	**7,084**	1,074
Provisions	19	**87,233**	71,886	**19,458**	20,105
Total current liabilities		**1,024,377**	666,099	**2,538,373**	2,339,509
Non-current liabilities					
Payables	15	**6,698**	3,838	**–**	–
Interest-bearing liabilities	16	**2,590,745**	791,076	**1,379,248**	790,941
Deferred tax liabilities	18	**337,005**	259,786	**246,762**	247,604
Provisions	19	**65,976**	47,092	**5,527**	1,703
Total non-current liabilities		**3,000,424**	1,101,792	**1,631,537**	1,040,248
Total liabilities		**4,024,801**	1,767,891	**4,169,910**	3,379,757
Net assets		**3,989,862**	1,939,455	**2,211,491**	1,573,379
Equity					
Contributed equity	20	**1,133,890**	463,208	**1,133,890**	463,208
Reserves	21	**102,850**	112,241	**5,723**	5,723
Retained profits	22	**1,503,566**	1,356,922	**1,071,878**	1,104,448
Total parent entity interest		**2,740,306**	1,932,371	**2,211,491**	1,573,379
Outside equity interests	23	**1,249,556**	7,084	**–**	–
Total equity	22	**3,989,862**	1,939,455	**2,211,491**	1,573,379

The Statements of Financial Position should be read in conjunction with the accompanying notes set out on pages 5 to 57, which form an integral part of the financial statements.

Statements of Cash Flows

for year ended 30 June

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Origin Energy Limited 2005 $'000	Origin Energy Limited 2004 $'000
Cash flows from operating activities					
Cash receipts in the course of operations		**5,211,994**	3,884,454	**24,629**	26,930
Cash payments in the course of operations		**(4,345,052)**	(3,419,007)	**(28,745)**	(32,646)
Dividends/distributions received from associates/joint venture entities		**18,867**	11,533	**–**	–
Other dividends received		**1,141**	684	**–**	–
Interest received		**8,553**	2,183	**241,781**	160,563
Borrowing costs paid		**(158,812)**	(53,245)	**(153,320)**	(101,213)
Income taxes refunded/(paid)		**(181,213)**	2,194	**12,448**	(1,698)
Subvention payments		**–**	(4,000)	**–**	(4,000)
Net cash provided by operating activities	24(d)	**555,478**	424,796	**96,793**	47,936
Cash flows from investing activities					
Payments for purchases of property, plant and equipment		**(337,673)**	(195,644)	**(6,327)**	(1,075)
Payments for exploration, development and upstream plant and equipment		**(129,488)**	(127,395)	**–**	–
Payment for additional investment in equity accounted entities		**–**	(55,619)	**–**	–
Payment for purchase of outside equity interests in controlled entities		**–**	(73,944)	**–**	(73,944)
Payments for purchases of controlled entities (net of cash acquired)	24(e)	**(942,504)**	(25,248)	**(620,000)**	(114,643)
Payments for purchases of other investments		**(2,321)**	(11,809)	**(2,321)**	(8,037)
Payments for purchases of businesses and other assets	24(e)	**(22,753)**	–	**–**	–
Loans to equity accounted entities		**(2,514)**	(27,985)	**–**	–
Repayment of loans by associated entity		**1,165**	–	**–**	–
Net proceeds from disposal of investments		**1,659**	–	**–**	–
Proceeds from sale of non-current assets		**20,593**	9,377	**–**	29
Net cash used in investing activities		**(1,413,836)**	(508,267)	**(628,648)**	(197,670)
Cash flows from financing activities					
Proceeds from borrowings		**3,684,256**	582,771	**3,607,773**	582,771
Repayments of borrowings		**(3,293,814)**	(442,153)	**(2,890,691)**	(383,724)
Dividends paid by parent entity		**(64,887)**	(33,364)	**(64,887)**	(33,364)
Dividends paid to outside equity interests		**(43,563)**	(804)	**–**	–
Proceeds from issues of share capital	20	**7,808**	4,817	**7,808**	4,817
Proceeds from Rights Issue		**630,504**	–	**630,504**	–
Proceeds from issue of convertible undated preference shares (net of transaction costs)		**592,885**	–	**–**	–
Redemption of convertible undated preference shares		**(619,848)**	–	**–**	–
Net movement in loans with controlled entities		**–**	–	**(747,567)**	(63,158)
Net cash provided by financing activities		**893,341**	111,267	**542,940**	107,342
Net increase/(decrease) in cash held		**34,983**	27,796	**11,085**	(42,392)
Cash and cash equivalents at the beginning of the year		**44,318**	16,431	**(5,356)**	37,036
Effect of exchange rate changes on cash		**(271)**	91	**–**	–
Cash and cash equivalents at the end of the year	24(a)	**79,030**	44,318	**5,729**	(5,356)

The Statements of Cash Flows should be read in conjunction with the accompanying notes set out on pages 5 to 57, which form an integral part of the financial statements.

Notes to the Financial Statements

1. Statement of significant accounting policies

Basis of preparation:

The following is a summary of significant accounting policies which have been adopted in the presentation of these financial statements which is a general purpose financial report prepared in accordance with Accounting Standards, Urgent Issues Group Consensus Views, other authoritative pronouncements of the Australian Accounting Standards Board and the Corporations Act 2001. The financial statements have been prepared on a historical cost accounting basis. These accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in accounting policy, are consistent with those of the previous year.

Principles of consolidation:

The consolidated financial statements of the consolidated entity include the financial statements of Origin Energy Limited and all entities in which it had a controlling interest. The effects of transactions between entities incorporated in the consolidated financial statements are eliminated. Outside interests in the contributed equity, reserves and results of entities that are under the control of Origin Energy Limited are shown as a separate item in the consolidated financial statements. Where control of entities commenced or ceased during the year, the results are included only from the date control commenced or up to the date control ceased. Associates are those entities, other than partnerships, over which the consolidated entity exercises significant influence and which are not intended for sale in the near future. In the consolidated financial statements, investments in associates are accounted for using equity accounting principles.

Acquisition of assets:

All assets acquired including property, plant and equipment and intangibles other than goodwill are initially recorded at their cost of acquisition at the date of acquisition, being the fair value of the consideration provided plus incidental costs directly attributable to the acquisition. When equity instruments are issued as consideration, their market price at the date of acquisition is used as fair value. Transaction costs arising on the issue of equity instruments are recognised directly in equity.

Receivables:

The collectibility of debts is assessed at balance date and a specific provision is made for any doubtful accounts. Unbilled debtors are net of realisation costs.

Inventories and work in progress:

Inventories and work in progress are valued at the lower of cost and net realisable value. Cost is determined predominantly on the first-in-first-out basis of valuation.

Deferred expenses:

Expenditure is deferred to the extent that it is probable that future economic benefits embodied in the expenditure will eventuate and can be reliably measured. Deferred expenses are amortised on a straight-line basis over the period in which the related benefits are expected to be realised.

Recoverable amount of non-current assets:

The carrying amounts of non-current assets, excluding exploration and development expenditure (refer below), are reviewed at each reporting date to ensure that the carrying amounts are not in excess of recoverable amounts. If the carrying amount of a non-current asset exceeds the recoverable amount, the asset is written down to the recoverable amount. In assessing recoverable amounts the relevant cash flows are discounted to their present value.

Intangibles:

Goodwill: Goodwill, being the excess of the cost of acquisition incurred over the fair value of the identifiable net assets acquired, is amortised to the Statements of Financial Performance using the straight-line method of calculation over the period of time during which the benefits are expected to arise, but not exceeding twenty years. The unamortised balance of goodwill is reviewed at each reporting date and recognised as an expense in the Statements of Financial Performance to the extent that future benefits are no longer probable. The methodology applied in carrying out the review of the unamortised balance of goodwill does include, but is not limited to, an analysis of expected future cash flows discounted to their present value.

Other intangibles: Other identifiable intangible assets are initially recorded at cost and amortised on a straight-line basis over the useful life of the asset, being the estimated period of time over which the future economic benefits are expected to be realised.

Commodity hedging contracts:

Commodity hedging contracts acquired are recorded at their cost of acquisition at the date of acquisition, being the assessed net fair value at that time. The carrying value of the contracts is amortised over the duration of the contracts in accordance with the pattern of benefits which are expected to be realised.

Exploration and development expenditure:

Exploration, evaluation and development expenditure in relation to separate areas of interest is accumulated and carried forward in the Statements of Financial Position. The ultimate recoupment of exploration and evaluation expenditure is dependent on successful development and/or commercial exploitation of the areas of interest. Each area is reviewed at each reporting date to determine whether expenditure should continue to be carried forward in respect of that area of interest. Where an area of interest is abandoned or there is considered to be a permanent diminution in the value of that area of interest, the costs in respect of that area of interest are written off or a provision is raised for tenement write-down. On commencement of production in an area of interest, accumulated exploration and development expenditure net of any provision for write-down is amortised over the life of the area of interest based on the rate of depletion of the economically recoverable reserves.

Investments:

Interests in listed and unlisted companies which are not controlled entities, associated entities or joint venture entities are treated as investments and are carried at cost. The carrying values are reviewed at each reporting date to ensure that they do not exceed recoverable amounts. Investments in associates and joint venture entities are accounted for using equity accounting principles. An associate is an entity that the consolidated entity exercises significant influence over. Investments in associates and joint venture entities are carried at the lower of the equity accounted amount and the recoverable amount. The consolidated entity's share of the associates' or joint venture entities' net profit or loss after tax is recognised as revenue in the consolidated Statement of Financial Performance from the date significant influence commences until the date significant influence ceases. Movements in other reserves are recognised directly in consolidated reserves.

Property, plant and equipment:

Items of property, plant and equipment are initially recorded at cost. Depreciation and amortisation are charged at rates which provide for the write-down from cost over the anticipated period of their useful life to the consolidated entity. Predominantly the straight line method of depreciation and amortisation has been used for items of property, plant and equipment.

1. Statement of significant accounting policies (continued)

Leased plant and equipment: Leases of plant and equipment which are classified as finance leases are capitalised and amortised over the period during which benefits are anticipated. Other leases are classified as operating leases and the lease costs are expensed as incurred.

Generation property, plant and equipment: A new class of asset, Generation property, plant and equipment, has been disclosed for the first time in June 2005 to provide more detailed disclosure subsequent to the acquisition of Contact Energy Limited on 1 October 2004. Accordingly, comparatives for the June 2004 year have been restated.

Finance leases:

A lease asset and a lease liability equal to the present value of the minimum lease payments are recorded at the inception of the lease. Lease liabilities are reduced by the repayments of principal. The interest components of the lease payments are expensed.

Operating leases:

Payments made under operating leases are expensed on a straight line basis over the term of the lease, except where an alternative basis is more representative of the pattern of benefits to be derived from the leased property. Lease incentives are recognised as liabilities. Lease rental payments are allocated between rental expense and reduction of the liability, on a straight line basis over the period of the incentive.

Joint venture operations:

The consolidated entity's interests in unincorporated joint ventures are brought to account by including its proportionate share of the joint ventures' assets, liabilities and expenses and the consolidated entity's revenue from the sale of its share of output on a line-by-line basis, from the date joint control commences to the date joint control ceases.

Payables:

Liabilities are recognised for amounts to be paid in the future for goods and services received.

Interest-bearing liabilities:

Bank loans are recognised at their principal amount, subject to set-off arrangements. Interest expense is accrued at the contracted rate in 'trade creditors and accruals'. Borrowings are recognised at their face value. Any premium or discount is booked as prepaid interest and is amortised over the period to maturity.

Employee benefits:

Provision is made in the financial statements for benefits accruing to employees in relation to long service leave and annual leave. The provision for employee benefits for annual leave expected to be settled within 12 months of the year end has been calculated at undiscounted amounts based on remuneration wage and salary rates that the consolidated entity expects to pay as at the reporting date including related on-costs. The provision for employee benefits for long service leave represents the present value of the future cash outflows. The provision is calculated using expected future increases in wage and salary rates including related on-costs and expected settlement dates based on turnover history and is discounted using rates at the reporting date that closely match the terms of maturity of related liabilities. The unwinding of the discount is treated as long service leave expense.

Superannuation plans:

Employee contributory superannuation funds exist to provide benefits for employees and their dependents on retirement, disability or death. Contributions are recognised as an expense as payments are made. The company also has an Employer Benefit Account within an industry defined benefit superannuation plan. Where a deficit exists in respect of the defined benefit superannuation plan, the company will provide in full for this deficit only where there is a present obligation to make good the deficit. Any provision raised is released as and when additional contributions are made by the company to make good the shortfall or as and when the defined benefit superannuation plan returns to surplus.

Provisions:

A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. If the effect is material, a provision is determined by discounting the expected future cash flows required to settle the obligation at a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the liability, being risk free rates on government bonds most closely matching the expected future payments, except where noted below. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that the recovery will be received and is measured on a basis consistent with the measurement of the related provision. In the Statements of Financial Performance, the expense recognised in respect of a provision is presented net of the recovery.

In the Statement of Financial Position, the provision is recognised net of the recovery receivable only when the entity has a legally recognised right to set-off the recovery receivable and the provision, and intends to settle on a net basis, or to realise the asset and settle the provision simultaneously. A provision for dividend payable is recognised in the reporting period in which the dividends are declared, for the entire undistributed amount, regardless of the extent to which they will be paid in cash.

Restoration and environmental rehabilitation: Provisions are made for estimated costs relating to the remediation of soil, groundwater and untreated waste as soon as the legal or constructive obligation is identified. Provisions are made for field site rehabilitation and restoration on an incremental basis during the course of the field life (which includes the field closure phase). Provisions, which are determined on an undiscounted basis, include the following costs: reclamation, plant closure, waste site closure and monitoring activities. These costs have been determined on the basis of current costs, current legal requirements and current technology. Changes in estimates are dealt with on a prospective basis. Uncertainties exist as to the amount of the restoration obligations that will be incurred due to uncertainty as to the remaining life of existing operating sites and the impact of changes in environmental legislation.

1. Statement of significant accounting policies (continued)

Restructuring and employee termination benefits: A provision for restructuring, including employee termination benefits, related to an acquired entity or operation is recognised at the date of acquisition where the main features of the restructuring were announced, implementation of the restructuring commenced, or contracts were entered into by the date of acquisition, or a detailed formal plan is developed by the earlier of three months after the date of the acquisition and the completion of this financial report. The provision only relates to costs associated with the acquired entity, and is included in the determination of the fair value of the net assets acquired. The provision includes liabilities for termination benefits that will be paid to employees of the acquired entity as a result of the restructuring.

Other provisions for restructuring or termination benefits are only recognised when a detailed plan has been approved and the restructuring or termination benefits has either commenced or been publicly announced, or firm contracts related to the restructuring or termination benefits have been entered into. Costs related to ongoing activities are not provided for. The liabilities for termination benefits that will be paid as a result of the restructuring have been included in the provision for employee benefits.

Onerous contracts: A provision for onerous contracts is recognised after impairment losses on assets dedicated to the contract have been recognised and when the expected benefits are less than the unavoidable costs of meeting the contractual obligations. A provision is recognised to the extent that the contractual obligations exceed unrecognised assets.

Other provisions: A provision is recognised when there is a legal, equitable or constructive obligation as a result of a past event and it is probable that a future sacrifice of economic benefits will be required to settle the obligation, the timing or amount of which is uncertain. When some or all of the economic benefits required to settle a provision are expected to be recovered from a third party, the recovery receivable is recognised as an asset when it is probable that that the recovery will be received and is measured on a basis consistent with the measurement of the related provision.

Revenue recognition:

Sales revenue: Sales revenue comprises revenue earned (net of returns, discounts and allowances) from the provision of products or services to entities outside the consolidated entity. Sales revenue is recognised in accordance with the contractual arrangements where applicable and only once title to the goods passes from the company to the customer or when services have been rendered to the customer and collectibility is reasonably assured. In practice the above revenue recognition approach is applied to the company's business segments as follows:

- Revenue from the sale of oil and gas in the Exploration and Production business segment is recognised when the commodities have been loaded for shipment and title passes to the customer.
- Revenue from electricity and gas supplied by our Retail business segment is recognised once the electricity and gas has been delivered and is measured through a regular review of usage meters.
- The Generation business segment recognises revenues from the generation of electricity when the electricity has been supplied to customers. With effect from 1 July 2002, a tolling arrangement at commercial rates was established between the Retail and Generation business segments in relation to the consolidated entity's three merchant power stations. The external revenue generated by the merchant power stations is now recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.
- The revenues earned by the Networks business segment for managing gas distribution networks are recognised once the management services have been rendered.

Interest revenue: Interest revenue is recognised as it accrues.

Asset sales: The gross proceeds of asset sales are included as revenue. The profit or loss on disposal of assets is brought to account at the date that substantially all the risks and benefits of ownership have passed to the purchaser.

Dividends: Revenue from distributions from controlled entities is recognised by the parent entity when they are declared by the controlled entities. Revenue from dividends from associates and other investments is recognised when dividends are received. Dividends received out of pre-acquisition reserves are eliminated against the carrying amount of the investment and not recognised in revenue.

Goods and services tax:

Revenues, expenses and assets are recognised net of the amount of goods and services tax (GST), except where the amount of GST incurred is not recoverable from the Australian Tax Office (ATO). In these circumstances the GST is recognised as part of the cost of acquisition of the asset or as part of an item of the expense. Receivables and payables are stated with the amount of GST included. The net amount of GST recoverable from, or payable to, the ATO is included as a current asset or liability in the Statements of Financial Position. Cash flows are included in the Statements of Cash Flows on a gross basis. The GST components of cash flows arising from investing and financing activities which are recoverable from, or payable to, the ATO are classified as operating cash flows.

Income tax:

The income statement liability method of tax effect accounting has been adopted whereby income tax expense for the period has been matched with accounting profit after allowing for permanent differences relating to deductibility or assessability for income tax purposes of certain items. No liability has been provided for in the financial statements in respect of possible future capital gains tax that may arise on the disposal of assets. Such a liability is provided for at the time of disposal of assets. Deferred tax assets are not brought to account unless realisation of the asset is assured beyond reasonable doubt. Deferred tax assets in relation to tax losses are only recognised when their realisation is virtually certain. The tax effect of capital losses is not recorded unless their realisation is virtually certain.

1. Statement of significant accounting policies (continued)

Deferred tax balances:

Where assets have had their tax value reset under tax consolidation, the subsidiary-related deferred tax balances recognised in the company and consolidated entity have been determined based on the tax-consolidated group carrying amount for the subsidiaries' assets less the reset tax bases. For other assets and liabilities, the subsidiary-related deferred tax balances recognised in the company and consolidated entity have been determined based on the previous timing differences at the level of the tax-consolidated group.

Borrowing costs:

Borrowing costs include interest, interest rate swap interest, amortisation of discounts or premiums relating to borrowings, amortisation of ancillary costs incurred in connection with arrangement of borrowings, foreign exchange differences net of hedged amounts on borrowings and lease finance charges. Borrowing costs are expensed as incurred unless they relate to qualifying assets. Qualifying assets are assets which take more than 12 months to prepare for their intended use or sale, but do not include exploration and evaluation expenditure carried forward relating to areas of interest which have not reached a stage permitting reliable assessment of economic benefits to be made. Where funds are borrowed specifically for the acquisition, construction or production of a qualifying asset, the amount of borrowing costs capitalised is that which is incurred in relation to that borrowing, net of any interest earned on those borrowings. Where funds are borrowed in relation to a qualifying asset, borrowing costs are capitalised using a weighted average capitalisation rate.

Derivatives:

The consolidated entity is exposed to financial risk as a result of fluctuations occurring in interest and foreign exchange rates, electricity prices and certain commodity prices. Accordingly, the consolidated entity uses derivative financial instruments having an off-balance sheet risk to minimise the economic volatility these exposures create. Derivative financial instruments are not held for speculative purposes. Where derivative financial instruments are designated as a hedge of an anticipated transaction, gains and losses on the derivative financial instrument arising up to the date of the anticipated transaction, are deferred and included in the measurement of the anticipated transaction when the transaction has occurred. When the anticipated transaction is no longer expected to occur as designated, the deferred gains and losses relating to the derivative financial instrument are recognised immediately in the Statements of Financial Performance. Option premiums are recorded as prepayments when paid and amortised over the term of the option.

Foreign currencies:

Transactions in foreign currencies are recorded in the financial statements at rates of exchange applicable at the dates of the transactions. Amounts receivable and payable in foreign currencies at balance date are converted to Australian dollars at the exchange rates ruling at balance date. Exchange differences arising from amounts receivable and payable are treated as operating revenue or expense in the period in which they arise. Exchange differences in respect of overseas controlled entities that are self-sustaining, resulting from the translation of assets and liabilities at exchange rates ruling at balance date and revenue and expense items at average rates for the period, together with exchange differences in respect of any long term foreign currency borrowings which have been designated as being hedged against the net assets of overseas controlled entities, have been taken to the foreign currency translation reserve on consolidation, net of income tax where applicable.

For foreign currency hedges of specific purchases or sales, the costs (or gains) of entering the hedge and the exchange differences up to the date of the purchase or sale are deferred and recognised as assets or liabilities on the Statements of Financial Position from the inception of the hedge contract. The gains or losses on the foreign currency hedges are included in the measurement of the hedged transaction, when the transaction has occurred.

Equity-based compensation:

Equity-based compensation benefits are provided to employees via the Senior Executive Option Plan, Employee Share Plan and the Executive Share Plan. Further information regarding these plans is provided in note 34. The accounting policies regarding each of these plans is as follows:

- Senior Executive Option Plan: No accounting entries are made in relation to options issued under the options plan until the options are exercised, at which time the proceeds received by the company from the exercise of the options are recognised in the Statements of Financial Position as share capital.
- Employee Share Plan and the Executive Share Plan: Where shares allocated to the benefit of employees are purchased by the company on market, the fair value of the shares is recognised as a liability in the Statements of Financial Position until paid and included in employee benefit costs in the Statements of Financial Performance.

Earnings per share:

Basic earnings per share is determined by dividing net profit after tax attributable to members of the company by the weighted average number of ordinary shares outstanding during the financial year, adjusted for bonus elements in ordinary shares issued during the year. Diluted earnings per share adjusts the figures used in the determination of basic earnings per share to take into account the after income tax effect of financing costs associated with dilutive potential shares and the effect on revenue and expenses of conversion to ordinary shares associated with the dilutive potential ordinary shares, by the weighted average number of shares.

Revisions of accounting estimates:

Revisions to accounting estimates are recognised prospectively in current and future periods only.

Comparative amounts:

Where necessary, the figures for the previous period have been reclassified to facilitate comparison.

Rounding of amounts to the nearest $'000:

The company is of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that Class Order, amounts in the financial report and Directors' report have been rounded off to the nearest thousand dollars, unless otherwise stated.

International Financial Reporting Standards:

Refer to note 40 for the impact of adopting Australian equivalents to International Financial Reporting Standards.

2. Segments

(a) Primary reporting – geographical segments

	Australia **		New Zealand ***		Consolidated	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Revenue						
Total sales	**3,565,944**	3,502,383	**1,294,626**	19,404	**4,860,570**	3,521,787
Intersegment sales elimination *	**–**	–	**–**	–	**–**	–
External sales revenue	**3,565,944**	3,502,383	**1,294,626**	19,404	**4,860,570**	3,521,787
Other revenue	**37,877**	29,649	**4,716**	988	**42,593**	30,637
Total segment revenue	**3,603,821**	3,532,032	**1,299,342**	20,392	**4,903,163**	3,552,424
Interest revenue					**11,118**	3,591
Revenue from ordinary activities					**4,914,281**	3,556,015
Result						
Segment result	**335,767**	301,665	**262,958**	1,566	**598,725**	303,231
Share of net profits of associates and joint venture entities	**15,255**	24,006	**1,209**	2,006	**16,464**	26,012
Earnings before interest and tax (EBIT)	**351,022**	325,671	**264,167**	3,572	**615,189**	329,243
Net interest expense					**(135,100)**	(45,415)
Profit from ordinary activities before income tax					**480,089**	283,828
Income tax expense					**(147,418)**	(76,905)
Net profit					**332,671**	206,923
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**563,033**	527,249	**364,769**	4,950	**927,802**	532,199
Depreciation and amortisation	**212,011**	201,578	**100,602**	1,378	**312,613**	202,956
Other cash expenses	**34,193**	35,428	**4,448**	1,216	**38,641**	36,644
Acquisitions of non-current assets (includes capital expenditure)	**445,847**	502,989	**1,028,605**	5,637	**1,474,452**	508,626
Assets						
Segment assets	**3,807,953**	3,363,646	**3,915,959**	87,648	**7,723,912**	3,451,294
Equity accounted investments	**111,353**	114,898	**3,394**	156	**114,747**	115,054
Total segment assets	**3,919,306**	3,478,544	**3,919,353**	87,804	**7,838,659**	3,566,348
Cash and deferred tax assets					**176,004**	140,998
Total assets					**8,014,663**	3,707,346
Liabilities						
Segment liabilities	**571,097**	570,150	**277,276**	30,438	**848,373**	600,588
Interest-bearing liabilities and current and deferred tax liabilities					**3,176,428**	1,167,303
Total liabilities					**4,024,801**	1,767,891

* Intersegment pricing is determined on an arm's length basis. Intersegment sales are eliminated on consolidation.

** The Australian geographic segment includes operations in Australia and the Pacific.

*** The New Zealand geographic segment includes LPG and Exploration and Production activities as well as the operations of Contact Energy Limited and its controlled entities for the nine months from the date of acquisition (1 October 2004) to the end of the year.

Notes to the Financial Statements (continued)

	Exploration and Production		Retail	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
2. Segments (continued)				
(b) Secondary reporting – business segments				
Revenue				
Total sales	**405,046**	345,285	**3,068,235**	2,988,882
Intersegment sales elimination*	**(64,606)**	(54,494)	**–**	–
External sales revenue	**340,440**	290,791	**3,068,235**	2,988,882
Other revenue	**17,809**	6,612	**7,145**	5,377
Total segment revenue	**358,249**	297,403	**3,075,380**	2,994,259
Unallocated revenue				
Revenue from ordinary activities				
Result				
Segment result	**134,434**	105,113	**176,010**	154,432
Share of net profits of associates and joint venture entities	**–**	–	**66**	2,006
Earnings before interest and tax (EBIT)	**134,434**	105,113	**176,076**	156,438
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**245,545**	197,180	**254,108**	237,569
Depreciation and amortisation	**111,111**	92,067	**78,032**	81,131
Other non-cash expenses	**7,523**	20,465	**22,242**	14,599
Acquisitions of non-current assets (includes capital expenditure)	**384,030**	367,986	**75,623**	70,805
Assets				
Segment assets	**1,600,477**	1,285,956	**1,589,781**	1,668,986
Equity accounted investments	**–**	–	**154**	156
Total segment assets	**1,600,477**	1,285,956	**1,589,935**	1,669,142
Cash and deferred tax assets				
Total assets				
Liabilities				
Segment liabilities	**157,660**	127,297	**399,938**	434,649
Interest-bearing liabilities and current and deferred tax liabilities				
Total liabilities				

* Intersegment pricing is determined on an arm's length basis. Intersegment sales are eliminated on consolidation. A tolling arrangement operates between the Retail and Generation segments in relation to the consolidated entity's three Australian merchant power stations. The tolling arrangement pricing is at commercial rates. The external revenue from the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.

** The Contact segment includes the operations of Contact Energy Limited and its controlled entities for the nine months from the date of acquisition (1 October 2004) to the end of the year.

Business segments:	**Products and services:**
Exploration and Production	Natural gas and oil exploration and production in Australia and New Zealand.
Retail	Natural gas, electricity and energy related products and services in Australia. LPG and related products and services in Australia and New Zealand.
Generation	Natural gas-fired cogeneration and power generation in Australia.
Networks	Infrastructure investment and management services in Australia.
Contact	Natural gas and electricity energy related products and services in New Zealand. Power generation in New Zealand.

	Generation		Networks		Contact**		Consolidated	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
	125,223	117,110	**158,742**	168,098	**1,215,846**	–	**4,973,092**	3,619,375
	(47,916)	(43,094)	**–**	–	**–**	–	**(112,522)**	(97,588)
	77,307	74,016	**158,742**	168,098	**1,215,846**	–	**4,860,570**	3,521,787
	523	2,398	**15,969**	16,250	**1,147**	–	**42,593**	30,637
	77,830	76,414	**174,711**	184,348	**1,216,993**	–	**4,903,163**	3,552,424
							11,118	3,591
							4,914,281	3,556,015
	18,414	21,460	**21,159**	22,226	**248,708**	–	**598,725**	303,231
	8,354	19,361	**6,901**	4,645	**1,143**	–	**16,464**	26,012
	26,768	40,821	**28,060**	26,871	**249,851**	–	**615,189**	329,243
	52,719	68,040	**29,784**	29,410	**345,646**	–	**927,802**	532,199
	25,951	27,219	**1,724**	2,539	**95,795**	–	**312,613**	202,956
	3,857	880	**821**	700	**4,198**	–	**38,641**	36,644
	7,561	12,997	**1,037**	56,838	**1,006,201**	–	**1,474,452**	508,626
	296,086	281,458	**216,671**	214,894	**4,020,897**	–	**7,723,912**	3,451,294
	59,270	57,517	**52,083**	57,381	**3,240**	–	**114,747**	115,054
	355,356	338,975	**268,754**	272,275	**4,024,137**	–	**7,838,659**	3,566,348
							176,004	140,998
							8,014,663	3,707,346
	12,407	3,580	**35,392**	35,062	**242,976**	–	**848,373**	600,588
							3,176,428	1,167,303
							4,024,801	1,767,891

Notes to the Financial Statements (continued)

	Consolidated		Origin Energy Limited	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
3. Profit from ordinary activities				
(a) Revenue from ordinary activities				
Revenue from operating activities				
Revenue from sale of goods	**4,701,861**	3,353,598	**–**	–
Revenue from rendering of services	**158,709**	168,189	**–**	–
Total sales revenue	**4,860,570**	3,521,787	**–**	–
Revenue from outside operating activities [a]	**53,711**	34,228	**254,602**	173,413
Revenue from ordinary activities	**4,914,281**	3,556,015	**254,602**	173,413
Share of net profits of associates and joint venture entities	**16,464**	26,012	**–**	–
Total revenue	**4,930,745**	3,582,027	**254,602**	173,413
[a] **Revenue from outside operating activities:**				
Interest received or receivable from:				
Wholly owned controlled entities	**–**	–	**239,900**	160,439
Associated entities	**2,832**	1,466	**–**	–
Other parties	**8,286**	2,125	**1,881**	124
	11,118	3,591	**241,781**	160,563
Dividends received from other parties	**1,141**	684	**–**	–
Other distributions received	**12,821**	12,821	**12,821**	12,821
Proceeds on sale of non-current assets	**22,252**	9,377	**–**	29
Net foreign exchange gain	**–**	2,032	**–**	–
Government subsidies received and receivable	**402**	1,494	**–**	–
Other income	**5,977**	4,229	**–**	–
Total revenue from outside operating activities	**53,711**	34,228	**254,602**	173,413
(b) Expenses from ordinary activities excluding borrowing costs				
Expenses by nature:				
Raw materials and consumables used, and changes in finished goods and work in progress	**3,243,124**	2,423,282	**–**	–
Advertising	**32,143**	25,141	**22**	7
Bad and doubtful debts	**16,017**	10,840	**–**	–
Consultancy costs	**13,319**	8,816	**3,428**	3,774
Contracting costs	**120,439**	130,987	**393**	1,226
Depreciation and amortisation	**312,613**	202,956	**1,107**	277
Employee expenses	**264,442**	206,199	**22,932**	19,756
Exploration and production costs	**48,231**	56,567	**–**	–
Motor vehicle expenses	**19,246**	15,949	**443**	474
Occupancy expenses	**33,294**	27,441	**1,253**	2,363
Repairs and maintenance	**35,078**	14,157	**34**	38
Royalties	**30,355**	25,533	**–**	–
Administration and other expenses from ordinary activities	**136,137**	101,325	**3,416**	1,367
Total expenses from ordinary activities excluding borrowing costs	**4,304,438**	3,249,193	**33,028**	29,282
(c) Borrowing costs				
Borrowing costs paid or payable to:				
Wholly owned controlled entities	**–**	–	**78,789**	58,062
Other parties	**144,324**	48,944	**75,638**	47,254
	144,324	48,944	**154,427**	105,316
Finance charges on capitalised leases	**1,894**	62	**–**	–
Total borrowing costs expensed	**146,218**	49,006	**154,427**	105,316
Borrowing costs capitalised	**20,007**	7,733	**–**	–

	Consolidated		Origin Energy Limited	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
3. Profit from ordinary activities (continued)				
(d) Profit from ordinary activities before income tax expense has been arrived at after charging/(crediting) the following items:				
Cost of goods sold	**3,201,664**	2,392,194	**–**	–
Depreciation and amortisation:				
Generation property, plant and equipment	**96,747**	22,535	**–**	–
Other buildings	**1,951**	1,233	**70**	94
Other plant and equipment	**95,034**	77,475	**1,037**	183
Leased assets capitalised	**96**	156	**–**	–
Producing areas of interest	**70,750**	51,730	**–**	–
Commodity hedging contracts	**6,706**	11,305	**–**	–
Goodwill	**23,783**	18,581	**–**	–
Licences	**16,147**	18,618	**–**	–
Other	**1,399**	1,323	**–**	–
	312,613	202,956	**1,107**	277
Net expense/(income) from movements in provision for:				
Doubtful debts (including bad debts written off)	**16,017**	10,840	**–**	–
Unbilled debtor collection costs	**–**	(813)	**–**	–
Inventories	**137**	(314)	**–**	–
Diminution in value of investments	**–**	430	**–**	–
Write-down of exploration, development and producing areas of interest	**3,840**	14,910	**–**	–
Employee benefits	**33,136**	32,552	**4,067**	9,603
Restoration and environmental rehabilitation	**3,539**	1,328	**–**	–
Superannuation defined benefit plan deficit	**–**	(4,533)	**–**	(4,533)
Other provisions	**10,500**	3,869	**8,812**	1,710
	67,169	58,269	**12,879**	6,780
Net foreign exchange loss	**1,348**	–	**1,802**	69
Exploration and development expenditure written off	**826**	535	**–**	–
Government royalties paid and payable	**24,537**	20,717	**–**	–
Research and development costs	**2,320**	1,223	**–**	–
Operating lease rental charges	**24,048**	22,810	**1,273**	2,532
Net gain/(loss) on disposal of non-current assets:				
Property, plant and equipment	**11,733**	1,179	**(130)**	(6)
Investments	**178**	1,193	**–**	–
Other assets	**163**	120	**–**	–
	12,074	2,492	**(130)**	(6)
(e) Individually significant items				
Individually significant expenses included in profit from ordinary activities before income tax expense include:				
Provision for write-down of Cooper Basin producing area of interest	**–**	16,212	**–**	–

Notes to the Financial Statements (continued)

	Consolidated		Origin Energy Limited	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
4. Income tax expense/(benefit) relating to ordinary activities				
Prima facie income tax expense on pre-tax accounting profit:				
– at Australian tax rate of 30%	**144,027**	85,148	**20,144**	11,645
– adjustment for difference between Australian and overseas tax rates	**5,717**	202	**–**	–
Income tax expense on pre-tax accounting profit at standard rates	**149,744**	85,350	**20,144**	11,645
Add/(subtract) tax effect of major items causing permanent differences:				
Non-taxable distributions received	**(3,691)**	(2,581)	**(2,461)**	(2,450)
Depreciation and amortisation	**24,417**	15,310	**–**	25
Non-deductible provision for write-down of producing areas of interest	**–**	4,863	**–**	–
Tax loss transfers with controlled entities	**–**	–	**–**	(13,373)
Share of net profits of associates	**(3,502)**	(7,441)	**–**	–
Under/(over) provision for tax in previous years	**(12,979)**	384	**(4,859)**	(152)
Non-deductible redeemable preference share interest	**3,152**	–	**–**	–
Other	**696**	1,008	**(2,511)**	(1,420)
Individually significant items:				
Tax consolidation expense/(benefit)	**191**	(1,620)	**(1,870)**	(21,374)
Recognition of deferred tax assets not previously brought to account	**–**	(53,774)	**–**	(53,774)
Tax losses written off/(recouped)	**(10,610)**	35,406	**(3,055)**	–
	(2,326)	(8,445)	**(14,756)**	(92,518)
Income tax expense/(benefit) relating to ordinary activities	**147,418**	76,905	**5,388**	(80,873)
5. Dividends				
(a) Dividend reconciliation				
Final dividend of 7 cents per share, fully franked at 30%, paid 15 September 2004 (2004: Final dividend of 5 cents per share, franked to 2 cents per share at 30%, paid 3 October 2003)	**46,974**	33,183	**46,974**	33,183
Interim dividend of 7 cents per share, fully franked at 30%, paid 23 March 2005 (2004: 6 cents per share, fully franked at 30%, paid 18 March 2004)	**47,355**	39,960	**47,355**	39,960
	94,329	73,143	**94,329**	73,143
(b) Subsequent event				
Since the end of the financial year, the Directors have declared a final dividend of 8 cents per share, fully franked at 30%, payable 26 September 2005	**63,177**		**63,177**	

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2005 and will be recognised in subsequent financial reports.

(c) Dividend franking account

30% franking credits available to shareholders of Origin Energy Limited for subsequent financial years amount to $20,222,000 (2004: $21,652,000).

The above available amount is based on the balance of the dividend franking account at year end adjusted for:

(a) franking credits that will arise from the payment of income tax;

(b) franking debits that will arise from the payment of dividends provided at year end;

(c) franking credits that will arise from the receipt of dividends recognised as receivables at year end; and

(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

	Consolidated		Origin Energy Limited	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
6. Receivables				
Current				
Trade and accrued debtors	**721,799**	538,852	**–**	–
Receivables from equity accounted entities and related parties	**21,283**	25,237	**–**	–
	743,082	564,089	**–**	–
Less: Provision for doubtful debts	**15,176**	11,597	**–**	–
	727,906	552,492	**–**	–
Loans to wholly owned controlled entities	**–**	–	**4,579,197**	3,559,195
Other debtors (including joint venture debtors)	**100,641**	64,552	**369**	4,114
Less: Provision for non-recovery	**86**	73	**–**	–
	100,555	64,479	**369**	4,114
	828,461	616,971	**4,579,566**	3,563,309
Non-current				
Loans to wholly owned controlled entities	**–**	–	**100,000**	300,000
Receivables from associated entities	**2,230**	4,463	**–**	–
Less: Provision for non-recovery	**2,206**	4,456	**–**	–
	24	7	**–**	–
Other debtors	**5,479**	5,444	**25**	–
	5,503	5,451	**100,025**	300,000
7. Inventories				
Raw materials and stores at cost	**74,550**	28,489	**–**	–
Less: Provision for diminution	**6,722**	551	**–**	–
	67,828	27,938	**–**	–
Finished goods at cost	**27,388**	27,726	**–**	–
Less: Provision for diminution	**50**	49	**–**	–
	27,338	27,677	**–**	–
Work in progress at cost	**428**	914	**–**	–
	95,594	56,529	**–**	–
8. Other assets				
Current				
Prepayments	**56,304**	57,230	**4,323**	3,062
Deposits	**2,187**	2,186	**–**	–
Deferred expenses	**1,057**	2,031	**–**	1,516
Other	**7**	19	**–**	–
	59,555	61,466	**4,323**	4,578
Non-current				
Deferred expenses	**17,618**	4,788	**–**	20
Prepayments	**1,695**	3,352	**–**	–
	19,313	8,140	**–**	20

Notes to the Financial Statements (continued)

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Origin Energy Limited 2005 $'000	Origin Energy Limited 2004 $'000
9. Investments accounted for using the equity method					
Associates	32(a)	**28,395**	21,362	**–**	–
Joint venture entities	32(b)	**86,352**	93,692	**–**	–
		114,747	115,054	**–**	–
10. Other financial assets					
Non-current					
Shares in wholly owned controlled entities at cost		**–**	–	**1,472,202**	852,202
Listed shares at cost *		**22,566**	22,818	**10,358**	8,037
Less: Provision for diminution in value		**5,204**	6,301	**–**	–
		17,362	16,517	**10,358**	8,037
Listed stapled securities at cost ** *		**127,014**	127,014	**127,014**	127,014
Other corporations at cost		**3,897**	3,865	**–**	–
Commodity hedging contracts at cost		**82,028**	82,028	**–**	–
Less: Accumulated amortisation		**66,584**	59,878	**–**	–
		15,444	22,150	**–**	–
		163,717	169,546	**1,609,574**	987,253
* Market value of shares in listed corporations (refer note 29(e))		**32,672**	23,017	**24,831**	14,065
** Market value of listed stapled securities		**151,150**	143,052	**151,150**	143,052

* Investment in listed stapled securities is comprised of an investment of 17.53% (2004: 17.53%) in Envestra Limited. The principal activities of Envestra Limited are the provision of natural gas haulage services to retailers through the transmission pipelines and distribution networks it owns and manages, and the development of the business through expansion of the existing networks, construction of new networks and acquisitions.

11. Property, plant and equipment

Contact Energy Limited, which was acquired on 1 October 2004, conducted an independent valuation of all its generation property, plant and equipment assets at 30 September 2004. These assets were revalued to the net present value of the future earnings of the assets, on an existing use basis as determined by Deloitte Touche Tohmatsu, Chartered Accountants, at 30 September 2004.

The consolidated entity conducted an independent valuation of its land and buildings at 30 June 2005 on the basis of market value for existing use in respect of specialised property or vacant possession for non-specialised property and property where specialist use had ceased. The majority of sites were valued on the aforementioned basis, however the directors consider that the value of certain land, which is contaminated as a result of prior activities conducted, should take into account the estimated cost of remediation. This cost of remediation is reflected in the provision for remediation. The independent valuation of land and buildings resulted in a valuation of $62,207,000. The valuation excluded land and buildings located in the Pacific region, land and buildings acquired or constructed during the 2005 year (including land and buildings in Contact Energy) and leasehold land and buildings. The valuation related to land and buildings with a written down value of $57,956,000 at 30 June 2005. As land and buildings are recorded at cost, the valuation has not been brought to account. The valuation was carried out by the following certified practising valuers:

Brian R Nicholson	F.A.P.I. (Reg Nos 181,580,1215,1800)
John B Corbin	F.A.P.I. (Reg No 1673) A.R.E.I.
Ross G Auckett	A.A.P.I. (Reg No 2533) B.Bus
John R Nicholson	F.A.P.I. (Reg No 1767)
Taylor Byrne	A.A.P.I. (Reg No 1241)

	Consolidated		Origin Energy Limited	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
Generation property, plant and equipment:				
At cost	**3,747,735**	308,043	**–**	–
Less: Accumulated depreciation	**170,133**	73,811	**–**	–
	3,577,602	234,232	**–**	–
Other land and buildings:				
At cost	**101,006**	68,551	**–**	376
Less: Provision for remediation	**20,660**	22,104	**–**	–
Less: Accumulated depreciation and amortisation	**10,949**	8,132	**–**	282
Less: Provision for write-down	**745**	745	**–**	–
	68,652	37,570	**–**	94
Other plant and equipment:				
At cost	**1,927,020**	1,470,107	**10,140**	3,293
Less: Accumulated depreciation	**773,859**	647,235	**1,677**	817
	1,153,161	822,872	**8,463**	2,476
Leased plant and equipment capitalised	**71,659**	808	**–**	–
Less: Accumulated amortisation	**7,828**	124	**–**	–
Less: Provision for write-down	**12,359**	–	**–**	–
	51,472	684	**–**	–
	1,204,633	823,556	**8,463**	2,476
Producing areas of interest:				
At cost	**971,686**	885,189	**–**	187
Less: Accumulated amortisation	**519,117**	440,695	**–**	–
Less: Provision for write-down	**60,894**	70,259	**–**	–
	391,675	374,235	**–**	187
	5,242,562	1,469,593	**8,463**	2,757

Class of asset	Average depreciation/ amortisation rate	
Generation property, plant and equipment	**4.8%**	4.8%
Other buildings	**2.3%**	2.3%
Other plant and equipment	**5.5%**	5.8%
Producing areas of interest	**7.6%**	6.1%

Notes to the Financial Statements (continued)

11. Property, plant and equipment (continued)

Reconciliations

Reconciliations of the carrying amounts of each class of property, plant and equipment are set out below.

2005 $'000	Generation property, plant and equipment	Other land and buildings	Other plant and equipment	Producing areas of interest	Total
Consolidated					
Carrying amount at the beginning of the financial year	234,232	37,570	823,556	374,235	1,469,593
Additions	27,988	32,067	246,945	61,623	368,623
Disposals and write-offs	(219)	(411)	(8,068)	–	(8,698)
Additions through acquisition of entities/operations	3,396,570	–	249,694	17,202	3,663,466
Depreciation/amortisation expense	(96,747)	(1,951)	(95,130)	(70,750)	(264,578)
Provision for write-down through acquisition of entities	–	–	(12,359)	–	(12,359)
Provision for remediation utilisation	–	1,444	–	–	1,444
Provision for write-down/ write-back	–	–	–	9,365	9,365
Foreign currency exchange differences	15,778	(67)	(5)	–	15,706
Carrying amount at the end of the financial year	3,577,602	68,652	1,204,633	391,675	5,242,562
Origin Energy Limited					
Carrying amount at the beginning of the financial year	–	94	2,476	187	2,757
Additions	–	–	7,130	–	7,130
Disposals and write-offs	–	(24)	(106)	–	(130)
Depreciation/amortisation expense	–	(70)	(1,037)	–	(1,107)
Transfers to a controlled entity	–	–	–	(187)	(187)
Carrying amount at the end of the financial year	–	–	8,463	–	8,463

2004 $'000	Generation property, plant and equipment	Other land and buildings	Other plant and equipment	Producing areas of interest	Total
Consolidated					
Carrying amount at the beginning of the financial year	252,068	43,580	705,406	351,473	1,352,527
Additions	4,758	3,316	209,085	67,204	284,363
Disposals	(59)	(1,462)	(829)	–	(2,350)
Additions through acquisition of entities/operations	–	397	18,491	–	18,888
Depreciation/amortisation expense	(22,535)	(1,233)	(77,631)	(51,730)	(153,129)
Acquisition adjustments	–	–	(32,320)	18,075	(14,245)
Provision for remediation transfer and movement	–	(7,185)	–	–	(7,185)
Provision for write-down	–	–	–	(10,787)	(10,787)
Foreign currency exchange differences	–	157	1,354	–	1,511
Carrying amount at the end of the financial year	234,232	37,570	823,556	374,235	1,469,593
Origin Energy Limited					
Carrying amount at the beginning of the financial year	–	188	1,712	121	2,021
Additions	–	–	982	66	1,048
Disposals	–	–	(35)	–	(35)
Depreciation/amortisation expense	–	(94)	(183)	–	(277)
Carrying amount at the end of the financial year	–	94	2,476	187	2,757

	Consolidated		Origin Energy Limited	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
12. Exploration, evaluation and development expenditure				
Net costs carried forward in respect of areas of interest in:				
Exploration and evaluation phase	**237,349**	214,915	**–**	–
Development phase	**90,958**	58,783	**–**	–
Less: Provision for write-down	**17,144**	22,078	**–**	–
	311,163	251,620	**–**	–

The ultimate recoupment of costs carried forward for exploration and evaluation phases is dependent on the successful development and commercial exploitation or sale of the respective areas.

	Consolidated		Origin Energy Limited	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
13. Intangible assets				
Goodwill at cost	**521,378**	300,954	**–**	–
Less: Accumulated amortisation	**82,095**	58,756	**–**	–
	439,283	242,198	**–**	–
Licences and patents at cost	**647,879**	642,752	**–**	–
Less: Accumulated amortisation	**89,118**	72,972	**–**	–
	558,761	569,780	**–**	–
	998,044	811,978	**–**	–

Class of asset	Amortisation rate	
Goodwill	**5.0%**	5.0%
Licences	**2.5%**	2.5%

	Consolidated		Origin Energy Limited	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
14. Deferred tax assets				
Future income tax benefit				
Comprises the estimated benefit at the applicable income tax rates in respect of the following items:				
Timing differences	**73,206**	60,732	**58,716**	59,144
Tax losses carried forward	**15,005**	35,948	**15,005**	35,948
	88,211	96,680	**73,721**	95,092
Future income tax benefits not brought to account				
Potential future income tax benefits at the applicable income tax rates that have not been brought to account in respect of tax losses where recovery is not virtually certain:				
Revenue losses	**69,611**	79,278	**69,611**	76,603
Capital losses	**88,695**	73,263	**88,695**	73,263

The potential future income tax benefits will only be obtained if:

(i) the head entity derives future assessable income of a nature and an amount sufficient to enable the benefit to be realised;

(ii) the head entity continues to comply with the conditions for deductibility imposed by the law; and

(iii) no changes in tax legislation adversely affect the head entity in realising the benefit.

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Origin Energy Limited 2005 $'000	Origin Energy Limited 2004 $'000
15. Payables					
Current					
Trade creditors and accruals		**688,404**	477,693	**17,666**	18,528
Loans from wholly owned controlled entities		**–**	–	**2,277,830**	2,198,202
Deferred foreign currency hedge exchange gains		**62**	79	**–**	–
		688,466	477,772	**2,295,496**	2,216,730
Non-current					
Other creditors		**6,643**	3,662	**–**	–
Deferred foreign currency hedge exchange gains		**55**	176	**–**	–
		6,698	3,838	**–**	–
16. Interest-bearing liabilities					
Current					
Bank loans – unsecured		**216,335**	113,660	**216,335**	96,117
Bank overdrafts – unsecured		**8,763**	–	**–**	5,483
Other loans – unsecured		**9,861**	–	**–**	–
Lease liabilities – secured	17	**4,607**	101	**–**	–
	28	**239,566**	113,761	**216,335**	101,600
Non-current					
Capital market borrowings – unsecured		**2,146,192**	750,941	**1,204,248**	750,941
Bank loans – unsecured		**186,024**	40,000	**175,000**	40,000
Redeemable preference shares#		**229,674**	–	**–**	–
Lease liabilities – secured	17	**28,855**	135	**–**	–
	28	**2,590,745**	791,076	**1,379,248**	790,941

Origin Energy Contact Finance Limited issued redeemable preference shares to investors in the New Zealand retail market.

Interest rates applicable to:

Borrowings including interest rate swap contracts: 0.00% to 8.24% per annum at a weighted average of 7.24% per annum (2004: 4.87% to 7.38% per annum at a weighted average of 6.61% per annum).

Lease liabilities: 7.30% to 7.52% per annum at a weighted average of 7.30% per annum (2004: 7.45% to 8.92% per annum at a weighted average of 7.66% per annum) are secured by the assets under the lease.

Refer to note 29(a) for a summary of interest rate risks and note 28 for details of credit facilities available.

	Consolidated		Origin Energy Limited	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
17. Lease liabilities				
Finance leases				
Lease commitments in respect of finance leases of plant and equipment are payable as follows:				
not later than one year	**4,607**	101	**–**	–
later than one year but not later than two years	**18,791**	135	**–**	–
later than two years but not later than five years	**7,674**	–	**–**	–
later than five years	**2,390**	–	**–**	–
	33,462	236	**–**	–
Operating leases:				
Lease commitments in respect of operating leases are payable as follows:				
not later than one year	**22,647**	19,919	**–**	–
later than one year but not later than two years	**43,261**	29,173	**–**	–
later than five years	**17,064**	8,104	**–**	–
	82,972	57,196	**–**	–

The consolidated entity leases property, plant and equipment under operating leases with terms of one to six years.

	Consolidated		Origin Energy Limited	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
18. Tax liabilities				
Current				
Provision for income tax	**9,112**	2,680	**7,084**	1,074
Non-current				
Deferred tax liabilities				
Provision for deferred income tax at the applicable income tax rates	**337,005**	259,786	**246,762**	247,604
19. Provisions				
Current				
Employee benefits	**60,096**	55,000	**14,973**	15,972
Restoration and environmental rehabilitation	**685**	–	**–**	–
Onerous contracts acquired	**6,361**	3,311	**–**	–
Commodity hedge losses acquired	**1,781**	6,157	**–**	–
Other	**18,310**	7,418	**4,485**	4,133
	87,233	71,886	**19,458**	20,105
Non-current				
Employee benefits	**5,157**	3,848	**327**	302
Restoration and environmental rehabilitation	**41,477**	20,676	**–**	–
Onerous contracts acquired	**11,971**	19,381	**–**	–
Commodity hedge losses acquired	**–**	1,786	**–**	–
Other	**7,371**	1,401	**5,200**	1,401
	65,976	47,092	**5,527**	1,703

19. Provisions (continued)

Reconciliations

Reconciliations of the carrying amounts of each class of provision, except employee benefits and restoration and environmental rehabilitation, are set out below.

	2005 $'000		
	Onerous contracts acquired	Commodity hedge losses acquired	Other
Consolidated			
Current			
Carrying amount at beginning of year	3,311	6,157	7,418
Provisions recognised during the year, net of write-backs	–	–	3,543
Provisions acquired during the year	–	–	9,834
Payments/utilisation during the year	(4,360)	(6,162)	(6,552)
Transfer from/(to) non-current	7,410	1,786	4,067
Carrying amount at end of year	6,361	1,781	18,310
Non-current			
Carrying amount at beginning of year	19,381	1,786	1,401
Provisions recognised during the year, net of write-backs	–	–	6,957
Provisions acquired during the year	–	–	3,080
Transfer from/(to) current	(7,410)	(1,786)	(4,067)
Carrying amount at end of year	11,971	–	7,371
Origin Energy Limited			
Current			
Carrying amount at beginning of year	–	–	4,133
Provisions recognised during the year, net of write-backs	–	–	3,081
Payments/utilisation during the year	–	–	(4,661)
Transfer from non-current	–	–	1,932
Carrying amount at end of year	–	–	4,485
Non-current			
Carrying amount at beginning of year	–	–	1,401
Provisions recognised during the year, net of write-backs	–	–	5,731
Transfer to current	–	–	(1,932)
Carrying amount at end of year	–	–	5,200

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Origin Energy Limited 2005 $'000	Origin Energy Limited 2004 $'000
20. Contributed equity					
Issued and paid-up capital					
789,716,669 (2004: 668,688,360) ordinary shares, fully paid		**1,133,890**	463,208	**1,133,890**	463,208
Ordinary share capital					
Ordinary share capital at the beginning of the financial year		**463,208**	418,612	**463,208**	418,612
Shares issued:					
– 3,804,700 (2004: 2,513,350) shares in accordance with the Senior Executive Option Plan		**7,808**	4,817	**7,808**	4,817
– 4,692,486 (2004: 8,465,259) shares in accordance with the Dividend Reinvestment Plan		**29,442**	39,779	**29,442**	39,779
– 112,531,123 (2004: Nil) shares in accordance with the Rights Issue, pursuant to a prospectus		**633,432**	–	**633,432**	–
Total movements in ordinary share capital	22	**670,682**	44,596	**670,682**	44,596
Ordinary share capital at the end of the financial year		**1,133,890**	463,208	**1,133,890**	463,208

Terms and conditions

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of the winding up of the company, ordinary shareholders rank after creditors, and are fully entitled to any proceeds of liquidation.

Rights Issue

The company offered all existing shareholders a pro-rata renounceable Rights Issue on the basis of one new share for every six existing shares. On 1 April 2005, the company issued 112,531,123 shares at a price of $5.70 per share, raising $633,432,000 net of costs.

21. Reserves

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Origin Energy Limited 2005 $'000	Origin Energy Limited 2004 $'000
Asset revaluation		**103,670**	103,676	**5,723**	5,723
Foreign currency translation		**(820)**	8,565	**–**	–
		102,850	112,241	**5,723**	5,723
Asset revaluation reserve:					
Asset revaluation reserve at the beginning of the financial year		**103,676**	104,823	**5,723**	5,723
Transfer to retained earnings on sale of property	22	**(6)**	(1,147)	**–**	–
Asset revaluation reserve at the end of the financial year		**103,670**	103,676	**5,723**	5,723
Foreign currency translation reserve:					
Foreign currency translation reserve at the beginning of the financial year		**8,565**	5,941	**–**	–
Net exchange gain/(loss) on translation of assets and liabilities of overseas controlled entities		**(9,603)**	2,624	**–**	–
Aggregate of amounts transferred from retained earnings	22	**218**	–	**–**	–
Foreign currency translation reserve at the end of the financial year		**(820)**	8,565	**–**	–

Nature and purpose of reserves:

Asset revaluation reserve

The asset revaluation reserve includes the net revaluation increments and decrements arising from the revaluation of non-current assets in prior years.

Foreign currency reserve

The foreign currency translation reserve records the foreign currency differences arising from the translation of self-sustaining foreign operations, and the translation of transactions that hedge the company's net investments in foreign operations. Refer to note 1.

Notes to the Financial Statements (continued)

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Origin Energy Limited 2005 $'000	Origin Energy Limited 2004 $'000
22. Retained profits and total equity					
(a) Retained profits reconciliation					
Retained profits at the beginning of the financial year		**1,356,922**	1,223,977	**1,104,448**	1,057,903
Current year dividends paid during the year		**(94,329)**	(73,143)	**(94,329)**	(73,143)
Net profit attributable to members of the parent entity, Origin Energy Limited		**266,020**	204,941	**61,759**	119,688
Dividends paid on redemption of convertible undated preference shares		**(24,835)**	–	**–**	–
Aggregate of amounts transferred (to)/from reserves	21	**(212)**	1,147	**–**	–
Retained profits at the end of the financial year		**1,503,566**	1,356,922	**1,071,878**	1,104,448
(b) Total equity reconciliation					
Total equity at the beginning of the financial year		**1,939,455**	1,789,604	**1,573,379**	1,482,238
Total changes in parent entity interest in equity recognised in the Statements of Financial Performance		**256,417**	207,565	**61,759**	119,688
Transactions with owners as owners:					
Contributions of equity	20	**670,682**	44,596	**670,682**	44,596
Dividends recognised during the year		**(94,329)**	(73,143)	**(94,329)**	(73,143)
Dividends paid on redemption of convertible undated preference shares		**(24,835)**	–	**–**	–
Total changes in outside equity interests		**1,242,472**	(29,167)	**–**	–
Total equity at the end of the financial year		**3,989,862**	1,939,455	**2,211,491**	1,573,379
(c) Outside equity interests reconciliation					
Outside equity interests at the beginning of the financial year		**7,084**	36,251	**–**	–
Outside equity interest in Contact Energy Limited on acquisition		**1,233,709**	–	**–**	–
Acquisition of remaining outside equity interests in Oil Company of Australia		**–**	(30,056)	**–**	–
Net profit attributable to outside equity interests		**66,651**	1,982	**–**	–
Movement in foreign currency translation reserve		**(15,697)**	(289)	**–**	–
Dividends paid		**(43,563)**	(804)	**–**	–
Foreign investor tax credit		**1,372**	–	**–**	–
Outside equity interests at the end of the financial year		**1,249,556**	7,084	**–**	–
23. Outside equity interests in controlled entities					
Contributed equity		**354,451**	1,478	**–**	–
Reserves		**924,372**	(4,104)	**–**	–
Retained profits		**(29,267)**	9,710	**–**	–
		1,249,556	7,084	**–**	–

24. Notes to the Statements of Cash Flows

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Origin Energy Limited 2005 $'000	Origin Energy Limited 2004 $'000
(a) Reconciliation of cash and cash equivalents					
Cash includes cash on hand, at bank and short-term deposits at call, net of outstanding bank overdrafts.					
Cash as at the end of the financial year as shown in the Statements of Cash Flows is reconciled to the related items in the Statements of Financial Position as follows:					
Cash		**87,793**	44,318	**5,729**	127
Bank overdrafts	16	**(8,763)**	–	**–**	(5,483)
		79,030	44,318	**5,729**	(5,356)
(b) The following non-cash financing and investing activities have not been included in the Statements of Cash Flows:					
Issue of shares in respect of the Dividend Reinvestment Plan		**29,442**	39,779	**29,442**	39,779
Deferred settlement portion of the consideration for the acquisition of Kupe Development Ltd, Kupe Mining (No. 1) Ltd and Kupe Mining (No. 2) Ltd (now known as Origin Energy Resources (Kupe) Ltd)		**–**	18,678	**–**	–
(c) Details of credit standby arrangements and loan facilities are included in note 28.					
(d) Reconciliation of net profit to net cash provided by operating activities:					
Net profit		**332,671**	206,923	**61,759**	119,688
Adjustments to reconcile net profit to net cash provided by operating activities:					
Depreciation and amortisation		**312,613**	202,956	**1,107**	277
Net expense from movements in provisions		**67,169**	58,269	**12,879**	6,780
Exploration written off		**826**	535	**–**	–
Increase/(decrease) in deferred taxes		**(13,459)**	40,622	**24,235**	(67,706)
(Profit)/loss on sale of assets		**(12,074)**	(2,492)	**130**	6
Non-cash share of net profits of associates and joint venture entities		**(2,403)**	(14,478)	**–**	–
Changes in assets and liabilities, net of effects from acquisitions/disposals:					
– Receivables		**(81,390)**	(10,817)	**3,870**	(3,236)
– Inventories		**(10,370)**	(2,451)	**–**	–
– Payables		**56,695**	(26,694)	**(67)**	4,558
– Provisions		**(99,958)**	(11,660)	**(7,395)**	(11,993)
– Other		**5,158**	(15,917)	**275**	(438)
Total adjustments		**222,807**	217,873	**35,034**	(71,752)
Net cash provided by operating activities		**555,478**	424,796	**96,793**	47,936

Notes to the Financial Statements (continued)

24. Notes to the Statements of Cash Flows (continued)

(e) Net assets acquired

During the year ended 30 June 2005, the consolidated entity acquired entities/businesses for a total consideration of $1,046,617,000. Of this amount, $1,023,864,000 relates to the acquisition on 1 October 2004 of a number of companies, including an interest in Contact Energy Limited, from Edison Mission Energy (refer note 30) and additional shares in Contact Energy Limited pursuant to the subsequent Takeover Offer. The remaining amount of $22,753,000 relates to the acquisition of business assets.

During the year ended 30 June 2004, the consolidated entity acquired entities/businesses for a total consideration of $45,426,000.

Details of the acquisition and the fair value of the assets and liabilities acquired are as follows:

	Consolidated 2005 $'000	Consolidated 2004 $'000
Current assets		
Cash assets	**79,925**	1,500
Receivables	**141,807**	2,751
Inventories	**29,688**	–
Other	**6,361**	227
Total current assets	**257,781**	4,478
Non-current assets		
Investments accounted for using the equity method	**2,286**	–
Other financial assets	**–**	1,346
Property, plant and equipment	**3,651,107**	18,888
Exploration, evaluation and development expenditure	**3,200**	40,106
Intangible assets	**2,795**	405
Deferred tax assets	**16,046**	507
Other	**4,280**	–
Total non-current assets	**3,679,714**	61,252
Total assets	**3,937,495**	65,730
Current liabilities		
Payables	**154,116**	2,870
Interest-bearing liabilities	**50,653**	2,180
Bank overdraft	**2,833**	–
Current tax liabilities	**35,949**	–
Provisions	**26,792**	287
Total current liabilities	**270,343**	5,337
Non-current liabilities		
Interest-bearing liabilities	**1,487,249**	4,359
Deferred tax liabilities	**115,195**	10,608
Provisions	**11,482**	–
Total non-current liabilities	**1,613,926**	14,967
Total liabilities	**1,884,269**	20,304
Net assets	**2,053,226**	45,426
Outside equity interest	**(1,233,709)**	–
Goodwill on acquisition	**227,100**	–
Fair value of net assets acquired	**1,046,617**	45,426
Cashflow reconciliation:		
Total consideration	**1,046,617**	45,426
Cash acquired net of bank overdraft	**(77,092)**	(1,500)
Deferred settlement	**–**	(18,678)
Other amount payable	**(4,268)**	–
Consideration (net of cash acquired, deferred settlement and other amount payable)	**965,257**	25,248

	Consolidated		Origin Energy Limited	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000

25. Auditors' remuneration

	Consolidated 2005 $'000	Consolidated 2004 $'000	Origin Energy Limited 2005 $'000	Origin Energy Limited 2004 $'000
Audit services by:				
Auditors of the Company (KPMG)				
Australia				
– Audit and review of the financial reports	**1,077**	719	**570**	130
– Other regulatory audit services	**65**	27	**20**	–
Overseas				
– Audit and review of the financial reports	**735**	48	**–**	–
	1,877	794	**590**	130
Other auditors (PWC)*	**32**	24	**–**	–
Other services by:				
Auditors of Origin Energy Limited (KPMG)				
Australia				
– Acquisition audit and accounting advice	**49**	180	**14**	–
– Taxation services	**229**	175	**75**	16
– Other assurance services	**90**	38	**7**	19
Overseas				
– Acquisition audit and accounting advice	**9**	26	**–**	–
– Taxation services	**253**	212	**–**	–
– Other	**40**	–	**–**	–
	670	631	**96**	35
Other auditors (PWC) **	**2,367**	1,355	**1,423**	995
	4,946	2,804	**2,109**	1,160

* PriceWaterhouseCoopers(PWC) audit financial reports of certain controlled entities located in various Pacific Island countries.
** Includes amounts for internal audit, taxation, information technology and accounting advice.

26. Contingent liabilities and assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the directors consider should be disclosed. The directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

	Consolidated 2005 $'000	Consolidated 2004 $'000	Origin Energy Limited 2005 $'000	Origin Energy Limited 2004 $'000
Bank guarantees – unsecured	**205,323**	204,741	**18,437**	9,295
Letters of credit – unsecured *	**–**	9,561	**–**	–
	205,323	214,302	**18,437**	9,295

* The Origin group has provided overseas suppliers letters of credit to facilitate the importation of equipment.

The Origin group has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the consolidated entity have been identified as contaminated, all of which are subject to ongoing environmental management programs to ensure appropriate controls are in place and clean-up requirements are implemented. For sites where the requirements can be assessed and costs estimated, the estimated cost of remediation has been expensed or provided for. The contamination has generally resulted from the manufacture of gas from coal and the treatment of the associated by-products conducted at the sites. These activities ceased in the 1970s when manufactured gas was replaced with natural gas from oil and gas fields.

Certain entities within the consolidated entity are subject to various lawsuits and claims, including claims for stamp duty, penalties and native title claims . Any liabilities arising from such lawsuits and claims are not expected to have a material adverse effect on the consolidated financial statements.

Clough Engineering Limited and Origin Energy Resources Limited as agent for the BassGas joint venturers are currently engaged in an arbitration pursuant to the terms of the EPIC Contract that relates to the construction of the BassGas Project. Clough has made claims for extensions of time, extra sums pursuant to or for alleged breach of the EPIC Contract and for alleged breaches of the Trade Practices Act. In response, the BassGas joint venturers are claiming liquidated damages plus the cost of rectifying defective or incomplete work. Origin remains confident that the outcome from the dispute will not require any unfavourable adjustment to the results for Origin in this or any future financial period.

26. Contingent liabilities and assets (continued)

Deed of cross guarantee

Under the terms of ASIC Class Order 98/1418 (as amended by Class Order 98/2017) certain wholly owned controlled entities have been granted relief from the requirement to prepare audited financial reports. Origin Energy Limited has entered into an approved deed of indemnity for the cross-guarantee of liabilities with those controlled entities (refer note 31).

A consolidated Statement of Financial Performance and a consolidated Statement of Financial Position, comprising the company and controlled entities which are a party to the Deed of Cross Guarantee, after eliminating all transactions between parties to the Deed, at 30 June 2005 are set out in note 37.

	Consolidated		Origin Energy Limited	
	2005 $'000	2004 $'000	**2005 $'000**	2004 $'000
27. Commitments				
Capital expenditure commitments*:				
Contracted but not provided for and payable:				
not later than one year	**174,752**	7,745	**–**	–
later than one year but not later than five years	**85,315**	–	**–**	–
later than five years	**20,446**	–	**–**	–
	280,513	7,745	**–**	–
Joint venture commitments:				
Share of exploration and development commitments not provided for and payable:				
not later than one year	**165,640**	32,174	**–**	–
later than one year but not later than five years	**17,366**	38,675	**–**	–
	183,006	70,849	**–**	–

* The capital expenditure commitments are in regard to the purchase of plant and equipment and exclude joint venture commitments. Refer to note 17 for lease commitments.

Employee superannuation funds:

At 30 June 2005, there were in existence a number of superannuation plans in which the consolidated entity participates for the benefit of its employees in Australia and overseas. The major plans are managed through equipsuper.

The principal types of benefit provided for under the plans are lump sums payable on retirement, termination, death or total disability.

Contributions to the plans by both employees and entities in the consolidated entity are predominantly based on percentages of the salaries or wages of employees.

Entities in the consolidated entity contribute to the plans in accordance with the governing Trust Deeds subject to certain rights to vary, suspend or terminate such contributions and thus are not legally obliged to contribute to those plans.

In relation to defined benefits, actuarial estimates of the assets and liabilities of the defined benefit plans within equipsuper was undertaken as at 30 June 2005.

The name and qualifications of the actuary who made those estimates is D Scott, FIAA.

Accrued benefits and fund assets at market value are as follows:

	Consolidated	
	2005 $'000	2004 $'000
Fund assets at net market value	**119,338**	106,759
Accrued benefits	**110,888**	102,883
Vested benefits	**110,888**	102,883
Fund assets less accrued liabilities	**8,450**	3,876
Superannuation expense recognised during the year:		
Employer contributions during the year[(i)]	**5,480**	5,657
Net movement in provision for superannuation defined benefit deficit	**–**	(4,533)
Superannuation expense for the year	**5,480**	1,124

(i) Employer contributions payable/accrued as at 30 June 2005 were $82,000 (2004: $480,000).

Accrued benefits, fund assets and vested benefits have been based on amounts estimated by the actuary.

Based on the abovementioned actuarial assessments and the market value of assets after meeting liabilities, funds are available after additional contributions by the company to satisfy all benefits that would have been vested under each of the major plans in the event of:

(i) termination of the plan,

(ii) voluntary termination of the employment of each employee on the initiative of that employee, or

(iii) compulsory termination of the employment of each employee by an entity in the consolidated entity.

28. Details of credit facilities available to the consolidated entity

(a) Current bank loans

Working Capital Facility Agreement – A$100 million (2004: A$100 million) fully underwritten revolving facility provided by an international bank. The borrower under this facility is Origin Energy Limited and the facility has a fixed maturity of May 2005. As at 30 June 2005, A$ 85 million was utilised.

Bridge Facility Agreement – A$113 million (2004: Nil) fully underwritten New Zealand dollar cash advance facility jointly provided by two international banks. The borrowers under this facility are Origin Energy Limited and Origin Energy New Zealand Limited and the facility has a fixed maturity of September 2005. As at 30 June 2005, A$ 113 million was utilised by Origin Energy Limited.

(b) Current other loans unsecured

Insurance Premium Funding Agreement – NZ$7 million (A$7 million equivalent) (2004: nil) New Zealand dollar denominated facility provided to Contact Energy Limited with an effective interest rate of 2.2%. As at 30 June 2005, NZ$7 million (A$7 million equivalent) was utilised.

Related Party Loan – NZ$3 million (A$3 million equivalent)(2004: nil) loan borrowed by Contact Energy Limited from it's related party Oakey Power Holdings Pty Ltd. Contact Energy has a 25% interest in Oakey Power Holdings Pty Ltd and this loan is interest free. This loan is repayable on demand.

(c) Non current bank loans – unsecured

Standby Facility Agreement – A$250 million (2004: A$250 million) fully underwritten and provided by a syndicate of international banks with a fixed maturity of May 2009. The borrower under this facility is Origin Energy Limited and this facility is utilised as a standby facility for the Electronic Promissory Note Programme and the Bridge Facility. At 30 June 2005, this facility was un-drawn.

Revolving Cash Advance Loan Facility – A$75 million (2004: A$75 million) fully underwritten revolving facility provided by an international bank with a fixed maturity of August 2007. The borrower under this facility is Origin Energy Finance Limited and this facility is utilised as a standby facility for the Bridge Facility. At 30 June 2005, this facility was un-drawn.

Working Capital Facility Agreement – A$100 million (2004: A$100 million) fully underwritten multi-currency revolving facility provided by an international bank. The borrowers under this facility are Origin Energy Limited and Origin Energy New Zealand Limited and the facility has a fixed maturity of May 2007. As at 30 June 2005 this facility was un-drawn. Bank guarantees can also be issued under this facility to the extent the facility is un-drawn. At 30 June 2005, A$12 million of bank guarantees were issued by Origin Energy Limited.

Bridge Facility Agreement – A$175 million (2004: Nil) fully underwritten New Zealand dollar cash advance facility jointly provided by two international banks. The borrowers under this facility are Origin Energy Limited and Origin Energy New Zealand Limited and the facility has a fixed maturity of September 2005. As at 30 June 2005, A$ 175 million was utilised by Origin Energy Limited, backed by the Standby Facility and the Revolving Cash Advance Loan Facility.

Multi Option Facility – A$21 million (2004: A$20 million) fully underwritten New Zealand dollar denominated facility provided by an international bank. The borrower under this facility is Rockgas Ltd and the facility has a fixed maturity date of Jan 2007. As at 30 June 2005, NZ$12 million (A$11 million equivalent) was utilised.

Evergreen Credit Facility Agreement – NZ$300 million (A$276 million equivalent)(2004: nil) fully underwritten New Zealand dollar denominated facility provided by international banks. The borrower under this facility is Contact Energy Limited and the facility has a fixed maturity date of May 2008. As at 30 June 2005, this facility was un-drawn.

(d) Non-current capital market borrowings – unsecured

Electronic Promissory Note Programme (EPN)

A non-underwritten revolving facility whereby issuances by Origin Energy Limited are conducted through a panel of five dealers. Notes to the value of A$250 million (2004: A$250 million) can be issued for periods not exceeding 364 days from the date of issue, with the applicable interest rate benchmark referenced to the Bank Bill Swap Rate. This programme was implemented in January 2002 and as at 30 June 2005, A$148 million was utilised.

Electronic Promissory Note Programme (EPN)

A non-underwritten revolving facility whereby issuances by Contact Energy Limited are conducted through a panel of four dealers. Notes to the value of NZ$250 million (A$230 million equivalent)(2004: nil) can be issued for periods not exceeding 364 days from the date of issue, with the applicable interest rate benchmark referenced to the Bank Bill Swap Rate. This programme was implemented in August 2000 and as at 30 June 2005, the programme was un-utilised.

US Private Placement – US$250 million (A$423 million equivalent) (2004: US$250 million). A non-underwritten facility where Origin Energy Limited issued a series of 7, 12 and 15 year USD-denominated bonds to international investors in the US Private Placement Market. The bonds were issued in March 2003 and as at 30 June 2005 there was a total of US$250 million (A$423 million equivalent) (2004: US$250 million) on issue. All USD proceeds from the issue of notes have been fully hedged to Australian dollars.

US Private Placement – US$50 million (A$66 million equivalent) (2004: Nil). A non-underwritten facility where Origin Energy Limited issued a series of 7 year USD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in June 2005 and as at 30 June 2005 there was a total of US$50 million (A$66 million equivalent) (2004: Nil) on issue. All USD proceeds from the issue of notes have been fully hedged to Australian dollars.

US Private Placement – US$100 million (A$163 million equivalent) (2004: Nil). A non-underwritten facility where Contact Energy Limited issued a series of 15 & 20 year USD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in February 1998 and as at 30 June 2005 there was a total of US$100 million (A$163 million equivalent) (2004: Nil) on issue. All USD proceeds from the issue of notes have been fully hedged to New Zealand dollars.

US Private Placement – US$320 million (A$523 million equivalent) (2004: Nil). A non-underwritten facility where Contact Energy Limited issued a series of 7, 11, 12 & 15 year USD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in March 2003 and as at 30 June 2005 there was a total of US$320 million (A$523 million equivalent) (2004: Nil) on issue. All USD proceeds from the issue of notes have been fully hedged to New Zealand dollars.

NZ Floating Rate Notes – NZ$422 million (A$388 million equivalent) (2004: Nil). A non-underwritten facility where Origin Energy Limited issued a series of 9, 12 & 15 year NZD denominated bonds to international investors in the US Private Placement Market. The bonds were issued in June 2005 and as at 30 June 2005 there was a total of NZ$422 million (A$388 million equivalent) (2004: Nil) on issue.

28. Details of credit facilities available to the consolidated entity (continued)

Medium Term Note Programme – A non-underwritten revolving facility whereby issuances by Origin Energy Limited are conducted through a panel of five dealers. Notes can be issued for a period greater than 365 days, with the applicable interest rate being either fixed or floating, this being agreed to between the issuer and the purchaser prior to issuance. This programme was implemented in January 2002 and as at 30 June 2005 there was one issue outstanding of A$180 million with a maturity of April 2007.

Medium Term Note Programme – A non-underwritten revolving facility whereby issuances by Contact Energy Limited are conducted through a panel of four dealers. Notes can be issued for a period of greater than 365 days, with the applicable interest rate being either fixed or floating, this being agreed to between the dealer and the purchaser prior to issuance. This programme was implemented in August 2000 and as at 30 June 2005 there was one issue outstanding of A$120 million with a maturity of September 2007. All AUD proceeds from the issue have been fully hedged to New Zealand dollars at NZ$159 million (A$146 million equivalent) (2004:Nil)

Floating Rate Transferable Loan Certificate – A non-underwritten revolving facility whereby issuances by Contact Energy Limited are conducted through a panel of four dealers. Notes can be issued for a period of greater than 365 days, with the applicable interest rate being either fixed or floating, this being agreed to between the dealer and the purchaser prior to issuance. This programme was implemented in August 2000 and as at 30 June 2005 there was one issue outstanding of US$50 million with a maturity of September 2007. All USD proceeds from the issue have been fully hedged to New Zealand dollars at NZ$119 million (A$109 million equivalent) (2004:Nil).

(e) Redeemable preference shares – secured

Redeemable Preference Shares – NZ$250 million (A$230 million equivalent) (2004: Nil). A non-underwritten facility whereby Origin Energy Contact Finance Limited issued to investors in the New Zealand retail market. The issue has a fixed maturity of July 2006, and as at 30 June 2005, there were NZ$250 million (A$230 million equivalent) redeemable preference shares on issue.

(f) Bank guarantee facilities – unsecured

Bank Guarantee Facility Agreement – A$200 million (2004: A$200 million) fully underwritten revolving facility provided by two international banks. The issuer under the facility is Origin Energy Limited and this facility has a fixed maturity of May 2007. As at 30 June 2005, A$189 million was issued.

29. Financial instruments

The consolidated entity is exposed to financial risk as a result of fluctuations occurring in interest and foreign exchange rates and certain commodity prices. Accordingly, the consolidated entity uses financial instruments to minimise the economic volatility these exposures create on its Statements of Financial Performance and Statements of Financial Position.

(a) Interest rate risk

The consolidated entity enters into interest rate swap transactions with the purpose of controlling the interest cost of funding associated with external debt raised.

Interest rate swaps provide to the consolidated entity the flexibility to raise term borrowings at variable or fixed interest rates, which subsequently can either be locked into fixed interest rates in order to remove the interest cost uncertainty attached to variable interest rate external debt or alternatively converted to variable interest rates.

The maturity profile of existing swap transactions is less than 15 years and in accordance with financial market convention each swap requires a quarterly or semi-annual fixed payment or receipt of interest and a corresponding receipt or payment of interest at variable rates. The swap contract allows settlement to occur on the basis that either a net amount of interest is payable by or receivable to the consolidated entity or for cross currency swap transactions settlement occurs on a gross interest basis with principal exchange at the end of the term of the transaction. At 30 June 2005, fixed rates applicable to the consolidated entity's interest rate swap portfolio range between 5.00% and 8.10% (weighted average 6.48%) which compares with a 90 day BBSW floating rate at balance date of 5.66%.

The following tables provide the consolidated entity's exposure to interest rate risk and the weighted average interest rate for the various categories of financial assets and financial liabilities existing at balance date, as well as the net fair value of various assets and liabilities (refer note 29(e)).

29. Financial instruments (continued)

(a) Interest rate risk (continued)

2005

	Floating interest rate	Fixed interest maturing in:			Non interest-bearing	Total	Weighted average interest rate	Net fair value
		1 year or less	Over 1 to 5 years	More than 5 years				
	$'000	$'000	$'000	$'000	$'000	$'000	%	$'000
Financial assets								
Cash	87,746	–	–	–	47	87,793	4.3	87,793
Receivables	–	–	–	–	833,964	833,964	–	833,964
Other financial assets	–	–	–	–	163,717	163,717	–	233,973
Financial liabilities								
Payables	–	–	–	–	695,164	695,164	–	695,164
Interest-bearing liabilities	1,233,094	90	556,919	1,028,393	11,815	2,830,311	6.1	2,830,311
Employee benefits**	65,253	–	–	–	–	65,253	4.3	65,253
Off-Balance Sheet								
Interest rate swaps*								
– underlying debt (pay fixed)	(1,003,959)	245,487	404,577	353,895	–	–	6.3	(3,795)
– underlying debt (pay floating)	1,364,955	–	(402,394)	(962,561)#	–	–	7.6	23,960
Interest rate options*								
– underlying debt (pay fixed)	–	190,629	128,617	–	–	319,247	7.1	124

2004

	Floating interest rate	Fixed interest maturing in:			Non interest-bearing	Total	Weighted average interest rate	Net fair value
		1 year or less	Over 1 to 5 years	More than 5 years				
	$'000	$'000	$'000	$'000	$'000	$'000	%	$'000
Financial assets								
Cash	44,318	–	–	–	–	44,318	4.3	44,318
Receivables	–	–	–	–	622,422	622,422	–	622,422
Other financial assets	–	–	–	–	169,546	169,546	–	236,359
Financial liabilities								
Payables	–	–	–	–	481,610	481,610	–	481,610
Interest-bearing liabilities	301,589	101	180,135	423,012	–	904,837	5.8	904,837
Employee benefits**	58,848	–	–	–	–	58,848	4.3	58,848
Off-Balance Sheet								
Interest rate swaps*								
– underlying debt (pay fixed)	(416,387)	55,000	256,387	105,000	–	–	5.8	1,738
– underlying debt (pay floating)	523,012	–	(100,000)	(423,012)#	–	–	6.4	(16,614)

* Represents notional principal amounts

** Employee benefits to be settled in cash fall under the definition of financial liabilities. The weighted average interest rate is the discount rate used to calculate the long service leave liability.

\# These derivative transactions convert a US dollar fixed rate debt obligation to an Australian dollar or a New Zealand dollar floating rate debt obligation.

29. Financial instruments (continued)

(b) Foreign exchange risk

The consolidated entity is exposed to foreign currency exchange risk. This occurs as a result of the sale of oil, the sale and purchase of LPG, the purchase of plant and equipment and the translation of its investment in overseas domiciled operations. In order to mitigate the economic volatility caused by fluctuations in foreign currency rates, the consolidated entity enters into foreign exchange forward contracts to hedge certain firm purchase and sale commitments denominated in foreign currency.

At balance date the consolidated entity has the following contracts outstanding which are required to hedge the foreign exchange exposures outlined in the above paragraph.

	2005		2004	
	Contract amounts $'000	Net fair value $'000	Contract amounts $'000	Net fair value $'000
Foreign currency forward contracts				
Buy AUD/Sell USD				
Not longer than one year	62,105	10,968	82,682	7,186
Longer than one year	17,937	1,845	80,043	3,139
Buy USD/Sell AUD				
Not longer than one year	44,605	(5,002)	44,341	68
Longer than one year	17,937	(1,845)	62,543	1,185
Buy JPY/Sell AUD				
Not longer than one year	261	(11)	–	–
Longer than one year	–	–	–	–
Buy USD/Sell NZD				
Not longer than one year	39,959	(902)	–	–
Longer than one year	1,154	14	–	–
Buy EUR/Sell NZD				
Not longer than one year	20,017	(1,372)	–	–
Longer than one year	–	–	–	–
Buy AUD/Sell NZD				
Not longer than one year	4,136	(139)	–	–
Longer than one year	–	–	–	–
Buy CHF/Sell NZD				
Not longer than one year	5,907	(335)	–	–
Longer than one year	–	–	–	–
Buy CAD/Sell NZD				
Not longer than one year	990	9	–	–
Longer than one year	560	2	–	–
Buy EUR/Sell AUD				
Not longer than one year	–	–	1,054	(11)
Longer than one year	–	–	–	–
Buy NZD/Sell AUD				
Not longer than one year	–	–	760	10
Longer than one year	–	–	–	–
	215,568	3,233	271,423	11,577

29. Financial instruments (continued)

(b) Foreign exchange risk (continued)

- Unrealised gains/losses together with other costs relating to those contracts entered into for purchases and sales denominated in foreign currencies are deferred and recognised as assets or liabilities on the Statements of Financial Position from the inception of the hedge contract. The gain or loss is included in the measurement of the hedged transaction when the transaction has occurred.
- The weighted average foreign exchange rate for the buy AUD/sell USD forward contracts referred to above as at 30 June 2005 was 0.6231 for one year or less and 0.6690 for greater than one year. (2004: 0.6168 for one year or less and 0.6334 for greater than one year)
- The weighted average foreign exchange rate for the buy USD/sell AUD forward contracts referred to above as at 30 June 2005 was 0.6726 for one year or less and 0.6690 for greater than one year. (2004: 0.6766 for one year or less and 0.6715 for greater than one year)
- The weighted average foreign exchange rate for the buy JPY/sell AUD forward contracts referred to above as at 30 June 2005 was 78.59 for one year or less. (2004: not applicable)
- The weighted average foreign exchange rate for the buy USD/sell NZD forward contracts referred to above as at 30 June 2005 was 0.6836 for one year or less and 0.6856 for greater than one year. (2004: not applicable)
- The weighted average foreign exchange rate for the buy EUR/sell NZD forward contracts referred to above as at 30 June 2005 was 0.5292 for one year or less. (2004: not applicable)
- The weighted average foreign exchange rate for the buy AUD/sell NZD forward contracts referred to above as at 30 June 2005 was 1.1327 for one year or less. (2004: not applicable)
- The weighted average foreign exchange rate for the buy CHF/sell NZD forward contracts referred to above as at 30 June 2005 was 0.8161 for one year or less. (2004: not applicable)
- The weighted average foreign exchange rate for the buy CAD/sell NZD forward contracts referred to above as at 30 June 2005 was 0.8532 for one year or less and 0.8248 for greater than one year. (2004: not applicable)
- At 30 June 2005 the weighted average foreign exchange rate for the buy EUR/sell AUD forward contracts referred to above as at 30 June 2005 was not applicable. (2004 : 0.5595 for one year or less)
- At 30 June 2005 the weighted average foreign exchange rate for the buy NZD/sell AUD forward contracts referred to above as at 30 June 2005 was not applicable. (2004: 1.1124 for one year or less)

(c) Commodity price risk

Oil

The consolidated entity has exposure to fluctuations in crude oil and fuel oil commodity prices associated with the sale of oil and natural gas. In order to eliminate the adverse financial effects caused by unfavourable price movements, fixed rate swaps are utilised.

	2005		2004	
	Contract amount $'000	Net fair value $'000	Contract amount $'000	Net fair value $'000
Crude oil sales				
Receive fixed/pay floating swaps:				
Not longer than one year	**44,704**	**(31,709)**	65,218	(4,706)
Longer than one year	**23,205**	**(13,431)**	20,189	1,698
Fuel oil sales				
Receive fixed/pay floating swaps:				
Not longer than one year	**11,632**	**(5,179)**	11,731	1,358
Longer than one year	**3,877**	**(1,699)**	–	–
	83,418	**(52,018)**	97,138	(1,650)

29. Financial instruments (continued)

(c) Commodity price risk (continued)

Electricity

The consolidated entity enters into forward electricity pricing contracts, futures and options contracts, to hedge electricity sales under retail contracts in the Eastern and South Eastern Australian markets. The terms of these contracts may range from one half hour in the short term, to five years commencing immediately or at a date in the future. Electricity trading activities are conducted in accordance with a Board approved policy which regulates aggregated price and volume market exposure against Board approved limits. Realised gains and losses from this activity are included in the result for the year. The nature of these contracts is similar to interest rate swaps undertaken in the financial markets, in that fixed and variable price components apply and it is the variable price component which creates the exposure that is Origin's electricity price risk.

	2005		2004	
	Contract amount GWh	Net fair value $'000	Contract amount GWh	Net fair value $'000
Receive fixed/ pay floating:				
Not longer than one year	**4,319**	**(7,427)**	4,009	(793)
Longer than one year	**4,001**	**769**	5,162	3,662
Pay fixed/ receive floating:				
Not longer than one year	**14,516**	**35,328**	14,608	25,516
Longer than one year	**21,673**	**60,993**	18,072	88,593
Options:				
Not longer than one year	**–**	**(868)**	–	(3,669)
Longer than one year	**–**	**(1,863)**	–	2,976
	44,509	**86,932**	41,851	116,285

(d) Credit risk

Credit risk represents the loss that would be incurred if counterparties to financial transactions fail to fulfil their obligations as contracted at maturity. The consolidated entity minimises its exposure to credit risk through the adoption of counterparty credit limits which are determined in accordance with international credit ratings. At balance date, the only significant concentration of credit risk with any single counterparty is to Eraring Energy, which is wholly owned by the NSW Government, in relation to commodity hedging contracts.

The credit risk relating to financial assets of the consolidated entity which are recognised on the Statements of Financial Position, is the carrying amount, net of any provision for doubtful debts.

Credit risk relating to derivative contracts is minimised by applying a Board approved policy under which the exposure limit applicable to each respective counterparty is determined with reference to the credit rating assigned by the international rating agencies.

Credit exposures relating to foreign currency, commodity and interest rate derivatives is represented by the net fair value position of the contracts, as disclosed, subject to the counterparties performing as contracted.

(e) Net fair value of financial assets and liabilities

Net fair values of financial assets and liabilities are determined by the consolidated entity using the following criteria:

- Monetary financial assets and financial liabilities not readily traded in an organised financial market are determined by valuing them at the present value of contractual future cash flows on amounts due from customers or due to suppliers. The carrying amounts of bank term deposits, receivables, payables, bank loans and dividends payable approximate net fair value.
- Net fair value of listed investments is defined as the quoted market price in an active and liquid market.
- The valuation of derivative contracts detailed in this note reflects the estimated amounts which the consolidated entity would pay or receive on termination of the contracts (net of transaction costs) or replacement of the contracts at their current market prices as at the balance date. This is determined using independent market quotations and adopting conventional market valuation techniques. The fair value of the contracts has been determined by valuing them at the present value of future cash flows.

30. Acquisition of controlled entities

The following entities were acquired during the financial year:

	2005				
	Date of acquisition	Percentage interest acquired	Net tangible assets acquired $'000	Consideration $'000	Beneficial ownership
Mission Energy Universal Holdings	**1 October 2004**	**100%**			**100%**
Mission Energy Five Star Holdings	**1 October 2004**	**100%**			**100%**
Mission Contact Finance Limited	**1 October 2004**	**100%**	**796,764**	**1,023,864**	**100%**
Mission Energy Pacific Holdings	**1 October 2004**	**100%**			**100%**
Contact Energy Limited and its controlled entities	**1 October 2004**	**51.36%**			**51.36%**

The following controlled entities were incorporated during the financial year:	
Origin Energy Capital Ltd	**100%**
Origin Energy New Zealand Ltd	**100%**
Origin Energy Asset Management Services Pty Ltd	**100%**
Origin Energy Asset Management Services (Queensland Pty Ltd)	**100%**
Origin Energy Pipelines (SESA) Pty Ltd	**100%**

The following entities were acquired during the previous financial year:

	2004				
	Date of acquisition	Percentage interest acquired	Net tangible assets acquired $'000	Consideration $'000	Beneficial ownership
Rockgas Ltd	31 March 2004	50%	15,139	15,544	100%
Kupe Development Ltd, Kupe Mining (No. 1) Ltd and Kupe Mining (No. 2) Ltd (now known as Origin Energy Resources (Kupe) Ltd)	13 February 2004	100%	29,882	29,882	100%
Oil Company of Australia Ltd (now known as Origin Energy CSG Ltd)	30 September 2003	14.77%	55,869	73,944	100%

Kupe Development Ltd, Kupe Mining (No. 1) Ltd and Kupe Mining (No. 2) Ltd (now known as Origin Energy Resources (Kupe) Ltd)

The consideration of $29,882,000 for the Kupe entities includes a deferred payment of NZ$21,000,000 (A$18,678,000) which was paid on 1 July 2005.

Oil Company of Australia Ltd (OCA) (now known as Origin Energy CSG Ltd)

At 30 June 2003 Origin Energy Limited and its controlled entities owned 85.23% of OCA. During the period, the remaining 14.77% interest in OCA was acquired. OCA has been accounted for as a 100% owned controlled entity from 30 September 2003. This acquisition resulted in a reduction to outside equity interests in the Statement of Financial Position of $30,056,000.

	Beneficial ownership
The following controlled entities were incorporated during the previous financial year:	
Origin Energy VIC Holdings Pty Ltd	
Origin Energy CSG Processing Pty Ltd	
Origin Energy Bairnsdale Pty Ltd	100%
Origin Energy (TM) Pty Ltd	100%
Origin Energy Pinjar Security Pty Ltd	100%
Origin Energy Pinjar Holdings No. 1 Pty Ltd	100%
Origin Energy Pinjar No. 1 Pty Ltd	100%
Origin Energy Pinjar Holdings No. 2 Pty Ltd	100%
Origin Energy Pinjar No. 2 Pty Ltd	100%
Origin Energy Asset Management Services Pty Ltd	100%
Origin Energy Water Management Holdings Pty Ltd	100%

31. Controlled entities

Carrying on business in a place other than Australia:

New Zealand:
Origin Energy Resources NZ Ltd
Origin Energy Industries Ltd
Origin Energy NZ Share Plan Ltd
Rockgas Ltd
Kupe Development Ltd
Kupe Mining (No.1) Ltd
Origin Energy Resources (Kupe) Ltd
Origin Energy New Zealand Ltd
Origin Energy Universal Holdings
Origin Energy Five Star Holdings
Origin Energy Contact Finance Ltd
Origin Energy Pacific Holdings
Contact Energy Ltd
Contact Australia Pty Ltd
Contact Operations Australia Pty Ltd
Contact Peaker Australia Pty Ltd
Contact Finance Pty Ltd
Empower Ltd
Contact Peaker (NZ) Ltd
Stratford Power Ltd
Contact Avalanche Holdings Ltd
Energy Gas Contracts Ltd

American Samoa:
Origin Energy American Samoa Inc

Cook Islands:
Origin Energy Cook Islands Ltd

Fiji:
The Fiji Gas Co Ltd

Tonga:
Tonga Gas Ltd

Papua New Guinea:
Origin Energy PNG Ltd

Solomon Islands:
Origin Energy Solomons Ltd

Vanuatu:
Origin Energy Vanuatu Ltd

Western Samoa:
Origin Energy Samoa Ltd

Name changes during the financial period:

Mission Energy Universal Holdings	to	Origin Energy Universal Holdings
Mission Energy Five Star Holdings	to	Origin Energy Five Star Holdings
Mission Contact Finance Limited	to	Origin Energy Contact Finance Ltd
Mission Energy Pacific Holdings	to	Origin Energy Pacific Holdings
Origin Energy Asset Management Services Pty Ltd	to	Origin Energy Asset Management Holdings Pty Ltd

31. Controlled entities (continued)

	Incorporated in	Consolidated entity 2005 %	Origin Energy Limited 2005 %	Consolidated entity 2004 %	Origin Energy Limited 2004 %
Origin Energy Limited	NSW				
Huddart Parker Ltd*<	Vic	100	100	100	100
Raenniks Ltd (in voluntary liquidation)	Vic	100	100	100	100
Origin Energy NZ Share Plan Ltd	NZ	100	100	100	100
FRL Pty Ltd*<	WA	100	100	100	100
BTS Pty Ltd*<	WA	100			100
Origin Energy Power Ltd*<	SA	100	100	100	100
Origin Energy Bairnsdale Pty Ltd	Vic	100		100	
Origin Energy Solar Pty Ltd <	NSW	100		100	
Origin Energy SWC Ltd <	WA	100		100	
BESP Pty Ltd	Vic	100		100	
Origin Energy Pinjar Security Pty Ltd	Vic	100		100	
Origin Energy Pinjar Holdings No. 1 Pty Ltd	Vic	100		100	
Origin Energy Pinjar No. 1 Pty Ltd	Vic	100		100	
Origin Energy Pinjar Holdings No. 2 Pty Ltd	Vic	100		100	
Origin Energy Pinjar No. 2 Pty Ltd	Vic	100		100	
Origin Energy Holdings Ltd*<	Vic	100	95.8	100	95.8
Origin Energy Retail Ltd*<	SA	100		100	
Origin Energy (Vic) Pty Ltd *<	Vic	100		100	
Gasmart (Vic) Pty Ltd <	Vic	100		100	
Origin Energy (TM) Pty Ltd	Vic	100		100	
Origin Energy Electricity Ltd*<	Vic	100		100	
Origin Energy PNG Ltd	PNG	66.7		66.7	
Origin Energy Tasmania Ltd*<	Tas	100		100	
The Fiji Gas Co Ltd	Fiji	51		51	
Tonga Gas Ltd	Tonga	51		51	
Origin Energy Contracting Ltd*<	Qld	100		100	
Origin Energy LPG Ltd *<	NSW	100		100	
Origin (LGC) (Aust) Pty Ltd*<	NSW	100		100	
Origin Energy SA Pty Ltd*<	SA	100		100	
Hylemit Pty Ltd	Vic	100		100	
Origin Energy Industries Ltd	NZ	100		100	
Rockgas Ltd	NZ	100		100	
Origin Energy WA Pty Ltd*<	WA	100		100	
Origin Energy Services Ltd*<	SA	100		100	
Origin Energy NSW Pty Ltd <	NSW	100		100	
Origin Energy Water Management Holdings Pty Ltd	Vic	100		100	
Origin Energy Water Management Pty Ltd	NSW	100		100	
Origin Energy Asset Management Holdings Pty Ltd	Vic	100		100	
Origin Energy Asset Management Services Pty Ltd	Vic	100		–	
Origin Energy Asset Management Services (Queensland Pty Ltd)	Vic	100		–	
Origin Energy Asset Management Ltd*<	SA	100		100	
Origin Energy Pipelines Pty Ltd*<	NT	100		100	
Origin Energy Pipelines (SESA) Pty Ltd	Vic	100		–	
Origin Energy Pipelines (Vic) Holdings Pty Ltd *<	Vic	100		100	
Origin Energy Pipelines (Vic) Pty Ltd *<	Vic	100		100	
Origin Energy Solomons Ltd	Solomon Islands	80		80	
Origin Energy Cook Islands Ltd	Cook Islands	100		100	
Origin Energy Vanuatu Ltd	Vanuatu	100		100	
Origin Energy Samoa Ltd	Western Samoa	100		100	
Origin Energy American Samoa Inc	American Samoa	99.9		99.9	

Notes to the Financial Statements (continued)

31. Controlled entities (continued)

	Incorporated in	Consolidated entity 2005 %	Origin Energy Limited 2005 %	Consolidated entity 2004 %	Origin Energy Limited 2004 %
Origin Energy Resources Ltd*<	SA	100	100	100	100
Origin Energy Bonaparte Pty Ltd*<	SA	100		100	
Origin Energy Developments Pty Ltd*<	ACT	100		100	
Origin Energy Zoca 91-08 Pty Ltd*<	SA	100		100	
Origin Energy Petroleum Pty Ltd*<	Qld	100		100	
Origin Energy Northwest Ltd	UK	100		100	
Sagasco Southeast Inc	Panama	100		100	
Origin Energy Resources NZ Ltd	NZ	100		100	
Kupe Development Ltd	NZ	100		100	
Kupe Mining (No.1) Ltd	NZ	100		100	
Origin Energy Resources (Kupe) Ltd	NZ	100		100	
Sagasco NT Pty Ltd*<	SA	100		100	
Sagasco Amadeus Pty Ltd*<	SA	100		100	
Origin Energy Amadeus NL*<	Qld	100		100	
Amadeus United States Pty Ltd*<	Qld	100		100	
Origin Energy CSG Ltd *<	NSW	100	100	100	100
OCA (CSG) Pty Ltd *<	Qld	100		100	
Angari Pty Ltd *<	SA	100		100	
Oil Investments Ltd *<	SA	100		100	
Origin Energy CSG Marketing Pty Ltd *<	WA	100		100	
OCA Holdings Pty Ltd *	Qld	100		100	
Origin Energy CSG Processing Pty Ltd *<	Vic	100		100	
Oil Company of Australia (Moura) Pty Ltd *<	Qld	100		100	
Oil Company of Australia (Moura) Transmissions Pty Ltd *<	WA	100		100	
Origin Energy VIC Holdings Pty Ltd<	Vic	100	100	100	100
Origin Energy New Zealand Ltd	NZ	100		–	
Origin Energy Universal Holdings	NZ	100		–	
Origin Energy Five Star Holdings	NZ	100		–	
Origin Energy Contact Finance Ltd	NZ	100		–	
Origin Energy Pacific Holdings	NZ	100		–	
Contact Energy Ltd	NZ	51.4		–	
Contact Australia Pty Ltd	NZ	51.4		–	
Contact Operations Australia Pty Ltd	NZ	51.4		–	
Contact Peaker Australia Pty Ltd	NZ	51.4		–	
Contact Finance Pty Ltd	NZ	51.4		–	
Empower Ltd	NZ	51.4		–	
Contact Peaker (NZ) Ltd	NZ	51.4		–	
Stratford Power Ltd	NZ	51.4		–	
Contact Avalanche Holdings Ltd	NZ	51.4		–	
Energy Gas Contracts Ltd	NZ	51.4		–	
Origin Energy Capital Ltd<	NZ	100	100	–	–
Origin Energy Finance Company Pty Ltd <	Vic	100	100	100	100
OE JV Co Pty Ltd <	Vic	100	100	100	100
OE SEA Gas Holdings Pty Ltd	Vic	100		100	
OE SEA Gas SPV2 Pty Ltd	Vic	100			100
OE SEA Gas SPV3 Pty Ltd	Vic	100			100
Origin Energy Australia Holding BV	Netherlands	100	100	100	100
Origin Energy Mt Stuart BV	Netherlands	100		100	
Parbond Pty Ltd	NSW	100	100	100	100

< Entered into a cross guarantee with Origin Energy Limited (refer note 26).

* Granted relief by the Australian Securities and Investments Commission from specified accounting requirements in accordance with a Class Order.

Vic Gas Distribution Pty Ltd (Vic Gas) and its controlled entity Albury Gas Company Ltd (AGC) are owned 100% (2004: 100%) by Origin Energy Pipelines (Vic) Pty Ltd. However, Vic Gas and AGC are not considered to be controlled entities of Origin Energy Limited as Origin Energy Limited does not have the right to appoint a simple majority of directors and does not have the capacity to dominate the decision-making, directly or indirectly, in relation to the financial and operating policies of Vic Gas and AGC. Vic Gas and AGC are managed and controlled by Envestra Victoria Pty Ltd (EnVic) (a non-related company), via a Business Management Agreement between Origin Energy and EnVic. Accordingly, Vic Gas and AGC have been excluded from the consolidation of the consolidated entity.

32. Equity accounted investments

Details of investments in associates and joint venture entities are as follows:

Name	Principal activity	Place of incorporation	Reporting date	Ownership interest Consolidated 2005 %	2004 %	Equity accounted investment carrying amount Consolidated 2005 $'000	2004 $'000
Associates:							
BIEP Pty Ltd	Cogeneration	Vic	30 June	**50**	50	**–**	–
BIEP Security Pty Ltd	Cogeneration	Vic	30 June	**50**	50	**–**	–
CUBE Pty Ltd*	Cogeneration	SA	30 June	**50**	50	**24,288**	20,753
Gas Industry Superannuation Pty Ltd	Superannuation Trustee	SA	30 June	**50**	50	**–**	–
Oakey Power Holdings Pty Ltd	Electricity generation	NZ	30 June	**25**	–	**3,240**	–
Rockgas Timaru Ltd	LPG distributor	NZ	31 Mar	**50**	50	**154**	156
Rockgas Ltd**	LPG distributor	NZ	31 Dec	**100**	100	**–**	–
Vitalgas Pty Ltd	Autogas distributor	NSW	31 Dec	**50**	50	**–**	–
Campaspe Asset Management Services Pty Ltd	Water infrastructure asset management	SA	30 June	**50**	50	**713**	453
						28,395	21,362
Joint venture entities:							
Bulwer Island Energy Partnership	Cogeneration	Qld	30 June	**50**	50	**34,985**	36,766
SEA Gas Partnership	Pipeline construction	SA	30 June	**33.3**	33.3	**51,367**	56,926
						86,352	93,692
Total						**114,747**	115,054

* Osborne Cogeneration Pty Ltd, a company incorporated in SA, is a wholly owned controlled entity of CUBE Pty Ltd.
** The remaining 50% of Rockgas Ltd was acquired on 31 March 2004.

(a) Investments in associates

	Consolidated 2005 $'000	2004 $'000
Results of associates:		
Share of associates' profit before income tax	**9,300**	11,309
Share of associates' income tax attributable to net profit	**(4,294)**	5,273
Share of associates' net profit	**5,006**	16,582
Share of post-acquisition retained profits attributable to associates:		
Share of associates' retained profits at the beginning of the financial year	**21,047**	12,126
Share of associates' net profit	**5,006**	16,582
Less: Dividends from associates	**(69)**	(2,500)
Effect of exchange rate changes	**(8)**	(12)
Associate that became a controlled entity during the year **	**–**	(5,149)
Share of associates' retained profits at the end of the financial year	**25,977**	21,047
Movements in carrying amount of investments in associates:		
Carrying amount of investments in associates at the beginning of the financial year	**21,362**	15,096
Investments in associates acquired during the year	**2,226**	156
Associate that became a controlled entity during the year **	**–**	(8,006)
Share of associates' net profit	**5,006**	16,582
Less: Dividends from associates	**(69)**	(2,500)
Effect of exchange rate changes	**(131)**	34
Carrying amount of investments in associates at the end of the financial year	**28,395**	21,362

32. Equity accounted investments (continued)

(a) Investments in associates (continued)

	Consolidated	
	2005 $'000	2004 $'000
Share of associates' capital expenditure commitments contracted but not provided for and payable:		
Not later than one year	**160**	–
Share of associates' operating lease commitments payable:		
Not later than one year	**69**	63
Later than one year but not later than five years	**273**	253
Later than five years	**382**	442
	724	758
Summary of performance and financial position of associates:		
The consolidated entity's share of aggregate profits, assets and liabilities of associates are as follows:		
Net profit after tax	**5,006**	16,582
Current assets	**10,470**	13,058
Non-current assets	**78,099**	77,236
Total assets	**88,569**	90,294
Current liabilities	**11,359**	13,941
Non-current liabilities	**48,815**	54,991
Total liabilities	**60,174**	68,932
Net assets	**28,395**	21,362
(b) Investments in joint venture entities		
Results of joint venture entities:		
Share of joint venture entities' profit before income tax	**11,458**	9,430
Share of joint venture entities' income tax attributable to net profit	**–**	–
Share of joint venture entities' net profit	**11,458**	9,430
Share of post-acquisition retained profits attributable to joint venture entities:		
Share of joint venture entities' retained profits at the beginning of the financial year	**11,070**	13,173
Share of joint venture entities' net profit	**11,458**	9,430
Distributions received	**(18,798)**	(11,533)
Share of joint venture entities' retained profits at the end of the financial year	**3,730**	11,070

32. Equity accounted investments (continued)

(b) Investments in joint venture entities (continued)

	Consolidated 2005 $'000	Consolidated 2004 $'000
Movements in carrying amount of investments in joint venture entities:		
Carrying amount of investments in joint venture entities at the beginning of the financial year	**93,692**	40,176
Further investments in joint venture entities during the year	**–**	55,619
Distributions received	**(18,798)**	(11,533)
Share of joint venture entities' net profit	**11,458**	9,430
Carrying amount of investments in joint venture entities at the end of the financial year	**86,352**	93,692
Share of joint ventures entities' capital expenditure commitments contracted but not provided for and payable:		
Not later than one year	**742**	3,200
Later than one year but not later than five years	**–**	–
	742	3,200
Summary of performance and financial position of joint venture entities:		
The consolidated entity's share of aggregate profits, assets and liabilities of joint venture entities are as follows:		
Net profit after tax	**11,458**	9,430
Current assets	**8,321**	8,349
Non-current assets	**193,846**	194,907
Total assets	**202,167**	203,256
Current liabilities	**1,528**	2,232
Non-current liabilities	**114,287**	107,332
Total liabilities	**115,815**	109,564
Net assets	**86,352**	93,692

33. Interest in joint venture operations

The consolidated entity holds interests in a number of unincorporated joint ventures.

Other joint venture information	2005 $'000	2004 $'000
Sales value of products directly received	**388,618**	319,386
Contribution to net profit before tax	**139,401**	96,472
Contingent liabilities (included in note 26)	**3,550**	5,210
Capital commitments (included in note 27)	**183,006**	70,849

	Interest range 2005 %	Interest range 2004 %
Major areas of interest		
Cooper Basin	**10.5/27**	10.5/27
Bowen Basin	**50**	50
T/RL1 Bass Basin	**37.5**	37.5
Kupe	**56.2**	56.2
Spring Gully	**94.5**	94.5
Offshore Otway Development	**29.8**	29.8
Victorian Peaking Power Plant	**40.0**	–
Worsley Power Plant	**50.0**	50.0

The principal activities of most of these joint ventures are oil and/or gas exploration, development and production, and power generation.

33. Interest in joint venture operations (continued)

The assets and liabilities of the consolidated entity include the following items which represent the consolidated entity's interest in the assets and liabilities employed in unincorporated joint ventures, recorded in accordance with the accounting policies described in note 1:

	Consolidated		Origin Energy Limited	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Current assets				
Cash assets	**23,566**	31,412	**–**	–
Receivables	**3,656**	2,455	**–**	–
Inventories	**17,622**	15,860	**–**	–
Other	**3,230**	3,091	**–**	–
Total current assets	**48,074**	52,818	**–**	–
Non-current assets				
Producing areas of interest	**335,602**	316,060	**–**	–
Property, plant and equipment	**704,697**	530,467	**–**	–
Exploration, evaluation and development expenditure	**285,155**	224,788	**–**	–
Other	**1,403**	1,679	**–**	–
Total non-current assets	**1,326,857**	1,072,994	**–**	–
Total assets	**1,374,931**	1,125,812	**–**	–
Current liabilities				
Payables	**71,100**	39,158	**–**	–
Interest-bearing liabilities	**4,130**	–	**–**	–
Provisions	**13**	130	**–**	–
Total current liabilities	**75,243**	39,288	**–**	–
Non-current liabilities				
Interest-bearing liabilities	**26,341**	–	**–**	–
Provisions	**15,374**	13,872	**–**	–
Total non-current liabilities	**41,715**	13,872	**–**	–
Total liabilities	**116,958**	53,160	**–**	–
Net investment in joint ventures	**1,257,973**	1,072,652	**–**	–

34. Employee benefits

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Origin Energy Limited 2005 $'000	Origin Energy Limited 2004 $'000
Aggregate liability for employee benefits, including on-costs					
Current	19	**60,096**	55,000	**14,973**	15,972
Non-current	19	**5,157**	3,848	**327**	302
		65,253	58,848	**15,300**	16,274
Number of employees at year end		**4,018**	3,211	**48**	46

(a) Employee superannuation funds

Refer to note 27.

(b) Equity-based instruments

(i) Senior Executive Option Plan

The company's Senior Executive Option Plan was approved at the annual general meeting on 13 November 1995. Staff eligible to participate in the plan are those senior executives invited by the Board, with the invitation based on performance and the role the individual plays in guiding the future success of the company. Options granted under the plan entitle the holder to subscribe for one fully paid ordinary share. The exercise price of the options is based on the weighted average price of the company's shares during a five day period determined by the Board to be representative of the company's position at the time. The options are exercisable at any time after the third anniversary of the grant and prior to the fifth anniversary of the grant, provided that relevant performance hurdles are met. The performance hurdles that must be met prior to an option becoming exercisable vary by option tranche and are discussed in the footnotes to the Senior Executive Options table in this note. Options granted under the plan do not carry any dividend or voting rights.

During the year, the company issued 775,000 options at an exercise price of $6.14, 2,596,000 options at an exercise price of $5.88 and 200,000 options at an exercise price of $6.75. The exercise prices for the first two of these issues were subsequently adjusted to $5.98 and $5.72 respectively as a result of the Rights Issue on 1 April 2005. The company does not record an expense on either the granting of options to employees or upon the subsequent exercise of the options by employees. The company has, however, estimated the cost attributable to the current year of all options issued by the company in the current and prior years, using the guidance in AASB 2 'Share-based Payment' (AASB 2) to be $4.3 million (2004: $2.9 million). AASB 2 prescribes that options be measured at fair value at the date of grant and amortised over the period to vesting date.

The amount recognised in contributed equity in the financial statements of the company for the financial year represents the proceeds received from exercise of options and is as follows:

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000	Origin Energy Limited 2005 $'000	Origin Energy Limited 2004 $'000
Issued ordinary share capital	20	**7,808**	4,817	**7,808**	4,817

Details of options outstanding at the beginning and the end of the financial year and movements during the year are provided in the Senior Executives Options table in this note.

(ii) Employee Share Plan

The Origin Board of Directors approved the Origin Energy Employee Share Plan (Origin ESP) on 20 March 2001. All Origin full-time and permanent part-time employees based in Australia with at least one year of service qualify for participation in the Origin ESP. Under the Origin ESP, up to $1,000 worth of fully paid shares are offered to all qualifying employees, in each year in which the Origin ESP is in effect, for no consideration.

Shares are awarded under the terms of the Origin ESP in recognition of the contribution employees make to the overall success of Origin, based on performance hurdles established each year. The Origin ESP has been established as a qualifying plan under the Income Tax Assessment Act. Origin Energy Limited shares awarded under the Origin ESP to Australian-based employees are registered as restricted shares which cannot be sold for three years from the date of award. The shares awarded in the name of the qualifying employee, are not subject to forfeiture and vest at the date of award to the employee. Shares awarded under the Origin ESP rank equally with other fully paid ordinary shares on issue and carry full voting and dividend rights.

To enable Origin employees based in New Zealand to receive benefits similar to those of Australian-based employees, the Board of Directors has approved the Origin Energy New Zealand Employee Share Plan (New Zealand ESP). The terms and benefits awarded under the New Zealand ESP are similar to those of the Origin ESP and all full-time and permanent part-time employees with at least one year of service qualify for participation in the plan. Under the New Zealand ESP, up to $1,000 worth of fully paid shares are offered to all qualifying employees, in each year in which the New Zealand ESP is in effect, for no consideration. Shares awarded under the New Zealand ESP are restricted shares which cannot be sold for three years from the date of award and employees may elect to either receive the shares in their name at the time of award or have the shares placed into trust. Shares received by employees in their name at the date of award are not subject to forfeiture and vest at the date of award. Shares held in trust are subject to a three year vesting period before being allocated to employees and may be forfeited if employees do not remain employees of Origin for the full three year vesting period.

Separate plans and procedures, adapting for local laws, have also been implemented to enable employees not based in Australia or New Zealand to receive benefits similar to those awarded under the Origin Energy ESP and the New Zealand ESP.

The cost of shares awarded under employee share plans during the year ended 30 June 2005 with respect to the company's performance in the 2004 financial year, which were purchased on-market, was $2,041,000 (2004: $1,858,000 fair value). This amount was accrued as part of employee benefit costs in the year ended 30 June 2004 (refer next page).

An amount of $2,264,000 (2004:$2,506,000) being the estimated cost of shares expected to be awarded under employee share plans for the year ended 30 June 2005 has been accrued at 30 June 2005.

34. Employee benefits (continued)

(b) Equity-based instruments (continued)

The following table details the shares awarded under employee share plans and the fair value of those shares:

Date shares granted	2005 Number of shares granted	2005 Cost per share[2]	2005 Total cost $'000
17 September 2004	**344,729**	**$6.00**	**2,069**
1 December 2004[1]	**13,375**	**$6.90**	**92**
	358,104		**2,161**

Date shares granted	2004 Number of shares granted	2004 Cost per share[2]	2004 Total cost $'000
20 October 2003	428,141	$4.15	1,777
1 December 2003[1]	17,254	$4.67	81
	445,395		1,858

(1) Shares awarded to New Zealand based employees.

(2) The cost per share represents the weighted average on-market purchase price of the company's shares.

Under the New Zealand ESP, employees may elect to either receive the shares awarded to them in their name or have the shares placed in trust at the date of award. Shares placed in trust have a three year vesting period. During the year ended 30 June 2005, 8,392 (2004: 12,768) shares were vested to the trust under the New Zealand ESP. During the year ended 30 June 2005, 18,373 (2004: 670) shares held in trust vested to employees, with a vesting date of 28 June 2005 and a fair value at this date of $7.65 per share. The number of shares held in trust under the New Zealand ESP as at 30 June 2005 is 28,483 (2004: 50,892).

(iii) Executive Share Plan

In past years, Origin made annual contributions to the Executive Share Plan according to a proportion of the variable incentive component of participating executives remuneration. The trustee of the plan applied to purchase shares on-market at prices prevailing at the time and allocates these shares to accounts of executives in accordance with directions from the directors. Origin ceased using the Plan in 2004 and all shares vested and were distributed to executives in the year ended 30 June 2004.

During the year ended 30 June 2005, no shares were allocated to the accounts of executives under the Executive Share Plan (2004: 238,021 shares, fair value $4.19). The aggregate fair value of shares issued under the Executive Share Plan totalled nil (2004: $997,000).

In years prior to 30 June 2002, shares awarded under the Executive Share Plan were placed in trust and subject to a vesting period before the shares were distributed to individual executives. Shares held in trust under the Executive Share Plan may be forfeited if executives do not remain employees of Origin for the full vesting period applicable under the rules of the trust. During the year ended 30 June 2005 all remaining shares held in trust were distributed to executives.

The following table details the movements in Origin Energy Limited shares held in trust for Origin executives under the Executive Share Plan:

	2005 Number of shares	2005 Fair value per share*
Shares held in trust at 30 June 2004	**–**	
Shares held in trust at 30 June 2005	**–**	

	2004 Number of shares	2004 Fair value per share*
Shares held in trust at 30 June 2003	449,034	
Shares distributed to executives during the year:		
20 October 2003	9,010	$4.22
10 November 2003	2,672	$4.26
30 November 2003	437,352	$4.67
Shares held in trust at 30 June 2004	–	

* The fair value of shares is the weighted average market share price on the Australian Stock Exchange on the date the shares were distributed to executives.

34. Employee benefits (continued)

(c) Summary of senior executive options

2005

Grant date	First exercise date	Expiry date	Exercise price per option	Hurdle price per share	Balance at start of the year	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested at end of the year
6 Dec 1999	6 Dec 2002	6 Dec 2004	$1.76	(2)	353,150	–	329,700	23,450	–	–
6 Dec 1999	6 Dec 2002	6 Dec 2004	$1.78	(2)	55,500	–	–	55,500	–	–
1 Mar 2000	1 Mar 2003	1 Mar 2005	$1.27	(3)	1,890,000	–	1,890,000	–	–	–
31 Aug 2001	31 Aug 2004	31 Aug 2006	$2.58	(4)	495,000	–	385,000	–	110,000	110,000
16 Dec 2001	16 Dec 2004	16 Dec 2006	$3.04	(4)	3,495,000	–	1,170,000	45,000	2,280,000	2,280,000
14 Jan 2002	14 Jan 2005	14 Jan 2007	$3.04	(4)	30,000	–	30,000	–	–	–
19 Dec 2002	19 Dec 2005	19 Dec 2007	$3.40	(4)	2,630,000	–	–	45,000	2,585,000	–
19 Dec 2003	19 Dec 2006	19 Dec 2008	$4.15	(4)	3,910,000	–	–	20,000	3,890,000	–
6 Aug 2004	6 Aug 2007	6 Aug 2009	$5.98	(4)	–	775,000	–	–	775,000	–
26 Nov 2004	26 Nov 2007	26 Nov 2009	$5.72	(4)	–	2,596,000	–	–	2,596,000	–
20 May 2005	20 May 2008	20 May 2010	$6.75	(4)	–	200,000	–	–	200,000	–
					12,858,650	3,571,000	3,804,700	188,950	12,436,000	2,390,000

2004

Grant date	First exercise date	Expiry date	Exercise price per option	Hurdle price per share	Balance at start of the year	Issued during the year	Exercised during the year	Lapsed during the year	Balance at end of the year	Vested at end of the year
4 Dec 1998	4 Dec 2001	4 Dec 2003	$1.66	$2.00(1)	365,000	–	365,000	–	–	–
4 Dec 1998	4 Dec 2001	4 Dec 2003	$1.50	$1.80(1)	50,000	–	–	50,000	–	–
19 Jan 1999	19 Jan 2002	19 Jan 2004	$1.66	$2.00(1)	30,000	–	30,000	–	–	–
1 Feb 1999	1 Feb 2002	1 Feb 2004	$2.24	(2)	1,250,000	–	1,250,000	–	–	–
6 Dec 1999	6 Dec 2002	6 Dec 2004	$1.76	(2)	881,500	–	528,350	–	353,150	353,150
6 Dec 1999	6 Dec 2002	6 Dec 2004	$1.78	(2)	55,500	–	–	–	55,500	55,500
1 Mar 2000	1 Mar 2003	1 Mar 2005	$1.27	(3)	2,230,000	–	340,000	–	1,890,000	1,890,000
31 Aug 2001	31 Aug 2004	31 Aug 2006	$2.74	(4)	495,000	–	–	–	495,000	–
16 Dec 2001	16 Dec 2004	16 Dec 2006	$3.20	(4)	3,495,000	–	–	–	3,495,000	–
14 Jan 2002	14 Jan 2005	14 Jan 2007	$3.20	(4)	30,000	–	–	–	30,000	–
19 Dec 2002	19 Dec 2005	19 Dec 2007	$3.56	(4)	2,630,000	–	–	–	2,630,000	–
19 Dec 2003	19 Dec 2006	19 Dec 2008	$4.31	(4)	–	3,910,000	–	–	3,910,000	–
					11,512,000	3,910,000	2,513,350	50,000	12,858,650	2,298,650

During the year ended 30 June 2005 3,804,700 (2004: 2,513,350) options were exercised and the details of these options are included in the Summary of Senior Executive Options exercised table in this note.

(1) The exercise hurdle requires that the company share price achieve the hurdle price for at least 20 consecutive days from date of grant to expiry date. The options were issued prior to the Boral Limited Demerger in February 2000.

(2) The performance hurdle for these options is based on an improvement in the Total Shareholder Return (TSR) index, i.e. the index measuring total shareholder returns maintained by the Australian Stock Exchange that calculates the share price movement of ordinary shares after notional reinvestment of dividends. The TSR must increase from the issue date by a specified percentage during a period of 20 consecutive trading days beginning 2 1/2 years from the date of issue. These options were issued prior to the Boral Limited Demerger in February 2000.

(3) The performance hurdle for these options is based on the Total Shareholder Return (TSR) index, i.e. the index measuring total shareholder returns maintained by the Australian Stock Exchange that calculates the share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing the TSR index of the company with the TSR index of a predetermined reference group of Australian listed companies. The percentage of options that may be exercised is calculated on a sliding scale dependent upon the company's performance against the reference group of companies.
The percentage of options that may be exercised is nil% if the TSR fails to reach the 25th percentile of the reference group of companies, 25% if the TSR reaches the 25th percentile, 50% if it reaches the 50th percentile and 100% if it reaches the 75th percentile.

(4) The performance hurdle for these options is based on the Total Shareholder Return (TSR) index, i.e. the index measuring total shareholder returns maintained by the Australian Stock Exchange that calculates the share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing the TSR index of the company with the TSR index of a predetermined reference group of Australian listed companies. The percentage of options that may be exercised is calculated on a sliding scale dependent upon the company's performance against the reference group of companies. If the Origin TSR exceeds the 50th percentile, 50% of the options may be exercised and if it reaches the 75th percentile, 100% of the options may be exercised.
The reference group of companies is available to shareholders and may be accessed via the company's website.

(5) Exercise prices have been adjusted to reflect the impact of the Rights issue.

Notes to the Financial Statements (continued)

34. Employee benefits (continued)

(d) Summary of senior executive options exercised

The following table details the options exercised during the financial year and number of shares issued to employees on the exercise of options.

Exercise date	Exercise price	2005 Number of shares	Fair value at date of exercise*
19 Aug 2004	$1.76	25,250	$5.82
19 Aug 2004	$1.27	150,000	$5.82
19 Aug 2005	$1.27	110,000	$5.82
26 Aug 2005	$1.27	400,000	$5.65
7 Sep 2004	$1.27	150,000	$5.91
8 Sep 2004	$2.74	55,000	$5.85
8 Sep 2004	$2.74	55,000	$5.85
8 Sep 2004	$1.27	750,000	$5.85
15 Sep 2004	$2.74	55,000	$5.77
20 Sep 2004	$1.76	31,800	$5.80
29 Sep 2004	$2.74	55,000	$5.84
19 Oct 2004	$1.27	190,000	$6.25
1 Nov 2004	$1.76	35,050	$6.33
2 Nov 2004	$1.76	17,350	$6.47
8 Nov 2004	$1.76	25,700	$6.75
8 Nov 2004	$2.74	55,000	$6.75
16 Nov 2004	$1.76	15,550	$6.57
24 Nov 2004	$1.76	27,750	$6.84
24 Nov 2004	$1.76	20,550	$6.84
1 Dec 2004	$1.76	17,100	$6.70
1 Dec 2004	$1.76	23,000	$6.70
3 Dec 2004	$1.76	19,100	$6.60
3 Dec 2004	$1.27	140,000	$6.60
6 Dec 2004	$1.76	71,500	$6.75
17 Dec 2004	$3.20	50,000	$6.68
17 Dec 2004	$3.20	15,000	$6.68
21 Dec 2004	$3.20	30,000	$6.74
21 Dec 2004	$3.20	10,000	$6.74
21 Dec 2004	$3.20	30,000	$6.74
24 Dec 2004	$3.20	30,000	$6.70
24 Dec 2004	$3.20	30,000	$6.70
24 Dec 2004	$3.20	15,000	$6.70
24 Dec 2004	$3.20	30,000	$6.70
24 Dec 2004	$3.20	10,000	$6.70
24 Dec 2004	$3.20	15,000	$6.70
24 Dec 2004	$3.20	45,000	$6.70
30 Dec 2004	$2.74	110,000	$6.70
30 Dec 2004	$3.20	100,000	$6.70
31 Dec 2004	$3.20	15,000	$6.69
31 Dec 2004	$3.20	40,000	$6.69
18 Jan 2005	$3.20	10,000	$6.65
18 Jan 2005	$3.20	35,000	$6.65
31 Jan 2005	$3.20	15,000	$6.77
9 Feb 2005	$3.20	15,000	$6.68
22 Feb 2005	$3.20	15,000	$7.01
25 Feb 2005	$3.20	15,000	$6.69
28 Feb 2005	$3.20	190,000	$6.92
28 Feb 2005	$3.20	140,000	$6.92
1 Mar 2005	$3.20	120,000	$6.80
1 Mar 2005	$3.20	35,000	$6.80
1 Mar 2005	$3.20	30,000	$6.80
4 Mar 2005	$3.04	10,000	$7.06
4 Mar 2005	$3.04	15,000	$7.06
7 Mar 2005	$3.04	40,000	$7.05
9 Mar 2005	$3.04	2,000	$7.20
17 Mar 2005	$3.04	8,000	$7.59
21 Mar 2005	$3.04	8,000	$7.46
4 Apr 2005	$3.04	15,000	$7.04
18 May 2005	$3.04	2,000	$6.82
29 Jun 2005	$3.04	15,000	$7.44
		3,804,700	

Exercise date	Exercise price	2004 Number of shares	Fair value at date of exercise*
2 Jul 2003	$1.76	14,050	$4.16
11 Jul 2003	$1.66	30,000	$4.23
22 Jul 2003	$1.76	8,200	$4.21
23 Jul 2003	$1.76	15,550	$4.17
5 Aug 2003	$1.66	20,000	$4.16
5 Aug 2003	$1.76	38,550	$4.16
14 Aug 2003	$1.76	19,050	$4.11
22 Aug 2003	$1.66	15,000	$4.15
22 Aug 2003	$1.76	16,000	$4.15
29 Aug 2003	$1.76	19,450	$4.18
2 Sep 2003	$1.76	19,450	$4.18
11 Sep 2003	$1.66	20,000	$4.31
11 Sep 2003	$1.76	14,750	$4.31
17 Sep 2003	$1.76	33,550	$4.30
20 Oct 2003	$1.66	50,000	$4.23
20 Oct 2003	$1.76	36,750	$4.23
23 Oct 2003	$1.66	20,000	$4.28
3 Nov 2003	$1.66	20,000	$4.26
3 Nov 2003	$1.76	12,250	$4.26
7 Nov 2003	$1.66	20,000	$4.27
20 Nov 2003	$1.66	20,000	$4.41
20 Nov 2003	$1.66	15,000	$4.41
20 Nov 2003	$1.66	15,000	$4.41
28 Nov 2003	$1.66	20,000	$4.65
28 Nov 2003	$1.66	20,000	$4.65
1 Dec 2003	$1.66	20,000	$4.64
1 Dec 2003	$1.76	40,950	$4.64
1 Dec 2003	$1.66	20,000	$4.64
3 Dec 2003	$1.66	20,000	$4.61
4 Dec 2003	$1.66	50,000	$4.64
22 Dec 2003	$1.76	21,800	$4.70
14 Jan 2004	$1.76	62,400	$5.11
21 Jan 2004	$2.24	1,250,000	$5.17
12 Feb 2004	$1.76	16,650	$5.34
24 Feb 2004	$1.76	42,050	$5.43
25 Feb 2004	$1.76	14,900	$5.39
18 Jun 2004	$1.27	150,000	$5.47
24 Jun 2004	$1.76	42,950	$5.56
24 Jun 2004	$1.27	190,000	$5.56
30 Jun 2004	$1.76	39,050	$5.54
		2,513,350	

* The fair value of the shares issued as a result of exercising options is the weighted

35. Related party disclosures

Controlled entities and partly owned controlled entities

Interests held in controlled entities and partly owned controlled entities are set out in note 31.

During the year, the company entered into transactions with certain of these entities primarily involving loans and recharges to the company which were conducted on normal arm's-length terms and conditions. Interest is charged on intercompany loan amounts at commercially comparable rates.

Associated entities

Interests held in associated entities are set out in notes 9 and 32. The business activities of a number of these entities are conducted under joint venture arrangements. Associated entities conduct business transactions with various controlled entities. Such transactions and resulting year end balances, which are immaterial in amount, include purchases and sales of certain products, dividends and interest. All such transactions are conducted on the basis of normal arm's-length commercial terms and conditions.

Other Transactions

Origin Energy Limited and/or controlled entities have entered into agreements with Envestra Limited and/or certain of its controlled entities under which a controlled entity manages natural gas distribution networks for Envestra and Envestra provides a controlled entity with access to the networks. During the financial year, controlled entities received $78,569,000 (2004: $72,218,000) from Envestra for managing the networks, received $82,609,000 (2004: $91,345,000) from Envestra for management of capital expenditure on the networks, paid $212,043,000 (2004: $219,715,000) to Envestra for transporting gas through the networks, and received $7,679,000 (2004: $6,118,000) from Envestra for system use gas. Subvention payments of nil (2004: $4,000,000) were made during the year.

All transactions were conducted on the basis of normal arm's-length commercial terms and conditions.

36. Director and executive disclosures

(a) Directors

Refer to the Remuneration Report contained in the Directors' Report for details.

(b) Executives (other than directors) with the greatest authority for strategic direction and management

Refer to the Remuneration Report contained in the Directors' Report for details.

(c) Remuneration of specified directors and specified executives

Refer to the Remuneration Report contained in the Directors' Report for details of the principles used to determine the nature and amount of remuneration, for the amount of remuneration, and for the contractual entitlements for the executive and non-executive directors.

(d) Equity instruments

All options refer to options over ordinary shares of Origin Energy Limited, which are exercisable on a one-for-one basis under the Senior Executive Option Plan.

(i) Options and rights over equity instruments granted as remuneration

During the reporting period, options over ordinary shares granted or vested to all specified directors and specified executives, were as follows:

	Number of options granted during the year	Number of options vested during the year
Specified directors		
Mr T Bourne	–	–
Mr C B Carter	–	–
Mr H K McCann (Chairman)	–	–
Dr J R Williams	–	–
Dr H M Nugent	–	–
Mr G A King (Managing Director)	500,000	750,000
Mr B G Beeren	275,000	250,000
Specified executives		
Ms K A Moses	220,000	240,000
Mr A M Stock	135,000	190,000
Mr J M Piper	135,000	180,000
Dr R J Willink	110,000	140,000
Mr F G Calabria	110,000	100,000

Options granted in the current year were granted on:

- 6 August 2004, vest on 6 August 2007, have an expiration date of 6 August 2009, an exercise price of $5.98, and a fair value of $1.59 per share at grant date;
- 26 November 2004, vest on 26 November 2007, have an expiration date of 26 November 2009, an exercise price of $5.72, and a fair value of $2.27 per share at grant date;
- 20 May 2005, vest on 20 May 2008, have an expiration date of 20 May 2010, an exercise price of $6.75, and a fair value of $1.69 per share at grant date. All options expire on the earlier of their expiry date or termination of the individual's employment. Refer to the Summary of Senior Executive Options Table, footnote (4) in note 34(c) for a detailed description of the performance hurdles attached to these options. The options were provided at no cost to the recipients.

Further details, including grant dates and exercise dates regarding options granted to executives under the Senior Executive Option Plan are in note 34.

(ii) Exercise of options granted as remuneration

During the reporting period, the following shares were issued on the exercise of options previously granted as remuneration:

	Number of shares	Amount paid $/share
Specified directors		
Mr T Bourne	–	–
Mr C B Carter	–	–
Mr H K McCann (Chairman)	–	–
Dr J R Williams	–	–
Dr H M Nugent	–	–
Mr G A King (Managing Director)	750,000	$1.27
Mr B G Beeren	400,000	$1.27
Specified executives		
Ms K A Moses	190,000	$1.27
Mr A M Stock	190,000	$3.20
Mr J M Piper	25,250	$1.76
Mr J M Piper	150,000	$1.27
Dr R J Willink	19,100	$1.76
Dr R J Willink	140,000	$1.27
Dr R J Willink	140,000	$3.20
Mr F G Calabria	40,000	$3.04

36. Director and executive disclosures (continued)

(d) Equity instruments (continued)

(iii) Option holdings

The movement during the reporting period in the number of options over ordinary shares in Origin Energy Limited held directly, indirectly or beneficially, by each specified director and specified executive, including their personally-related entities, is as follows:

	Held at 1 July 2004	Granted as remuneration	Exercised	Held at 30 June 2005	Vested and exercisable at 30 June 2005
Specified directors					
Mr T Bourne	–	–	–	–	–
Mr C B Carter	–	–	–	–	–
Mr H K McCann (Chairman)	–	–	–	–	–
Dr J R Williams	–	–	–	–	–
Dr H M Nugent	–	–	–	–	–
Mr G A King (Managing Director)	2,000,000	500,000	750,000	1,750,000	750,000
Mr B G Beeren	925,000	275,000	400,000	800,000	250,000
Specified executives					
Ms K A Moses	890,000	220,000	190,000	920,000	240,000
Mr A M Stock	480,000	135,000	190,000	425,000	–
Mr J M Piper	645,250	135,000	175,250	605,000	180,000
Dr R J Willink	559,100	110,000	299,100	370,000	–
Mr F G Calabria	310,000	110,000	40,000	380,000	60,000

No options held by specified directors or specified executives are vested but not exercisable.
No options expired or were forfeited during the year.

(iv) Equity holdings and transactions

The movement during the reporting period in the number of ordinary shares of Origin Energy Limited held directly, indirectly or beneficially, by each specified director and specified executive, including their personally-related entities is as follows:

	Held at 1 July 2004	Purchases	Received on exercise of options	Sales	Held at 30 June 2005
Specified directors					
Mr T Bourne	26,175	7,611	–	–	33,786
Mr C B Carter	20,191	6,434	–	–	26,625
Mr H K McCann (Chairman)	209,058	44,228	–	–	253,286
Dr J R Williams	22,158	6,918	–	–	29,076
Dr H M Nugent	5,778	3,972	–	–	9,750
Mr G A King (Managing Director)	102,834	36,779	750,000	650,000	239,613
Mr B G Beeren	71,124	78,523	400,000	–	549,647
Specified executives					
Ms K A Moses	32,962	166	190,000	190,000	33,128
Mr A M Stock	269,753	2,831	190,000	–	462,584
Mr J M Piper	60,980	9,529	175,250	–	245,759
Dr R J Willink	48,194	4,349	299,100	–	351,643
Mr F G Calabria	222	240	40,000	–	40,462

(e) Loans and other transactions with specified directors and specified executives

(i) Loans

No loans were extended to specified directors or specified executives during the financial year or previous year.

36. Director and executive disclosures (continued)

(e) Loans and other transactions with specified directors and specified executives (continued)

(ii) Other transactions with the company or its controlled entities

Transactions entered into during the year with specified directors and specified executives are within normal employee, customer or supplier relationships on terms and conditions no more favourable than dealings in the same circumstances on an arm's-length basis include:

- the receipt of dividends from Origin Energy Limited;
- participation in the Employee Share Plan, the Executive Share Plan and the Senior Executive Option Plan;
- terms and conditions of employment;
- reimbursement of expenses; and
- purchases of goods and services.

Certain directors of Origin Energy Limited are also directors of other companies which supply Origin Energy Limited with goods and services or acquire goods or services from Origin Energy Limited. Those transactions are made in the ordinary course of business and are approved by management within delegated limits of authority and the directors do not participate in the decisions to enter into such transactions. If the decision to enter into those transactions should require approval of the Board the director concerned will not vote upon that decision nor take part in the consideration of it.

Mr H K McCann was non partner Chairman of Allens Arthur Robinson solicitors for part of the year (1 July 2004 to 24 December 2004). He did not share in any profits of Allens Arthur Robinson during the year. In the financial year, Origin Energy Limited and controlled entities paid fees of $164,000 (2004: $Nil) to Allens Arthur Robinson. The work was performed within a normal adviser and client relationship on terms and conditions no more favourable than dealings with other clients on an arm's-length basis in similar circumstances.

Dr H M Nugent was a non-executive Director of Freehills during the financial year. Dr H M Nugent was not a partner, nor did she share in any profits of Freehills. In the financial year Origin Energy Limited and controlled entities paid fees of $189,000 (2004: $Nil) to Freehills. The work was performed within a normal adviser and client relationship on terms and conditions no more favourable than dealings with other clients on an arm's-length basis in similar circumstances.

Messrs. GA King and BG Beeren are directors of Envestra Limited. Mr F G Calabria is a director of a controlled entity of Envestra Limited.

Messrs. GA King and BG Beeren and Ms. KA Moses are directors of Contact Energy Limited. Mr. AM Stock is a director of Geodynamics Limited.

37. Deed of cross guarantee

The following consolidated Statement of Financial Performance and Statement of Financial Position comprises the company and its controlled entities which are party to the Deed of Cross Guarantee (refer notes 26 and 31), after eliminating all transactions between parties to the Deed.

	Consolidated	
for year ended 30 June 2005	2005 $'000	2004 $'000
Summarised Statement of Financial Performance and retained profits		
Profit from ordinary activities before income tax	**325,698**	255,030
Income tax expense	**79,197**	65,991
Net profit	**246,501**	189,039
Retained profits at the beginning of the financial year	**1,315,407**	1,153,117
Dividends paid on redemption of convertible undated preference shares	**(24,835)**	–
Adjustment for entity entering Deed of Cross Guarantee	**–**	46,051
Dividends recognised during the year	**(94,329)**	(73,141)
Aggregate of amounts transferred from reserves	**5**	341
Retained profits at the end of the financial year	**1,442,749**	1,315,407

37. Deed of cross guarantee (continued)

as at 30 June	Consolidated	
	2005 $'000	2004 $'000
Statement of Financial Position		
Current assets		
Cash assets	**35,844**	28,758
Receivables	**578,972**	798,052
Inventories	**57,527**	47,938
Other	**50,481**	61,198
Total current assets	**722,824**	935,946
Non-current assets		
Receivables	**225,876**	5,444
Investments accounted for using the equity method	**25,001**	21,206
Other financial assets	**1,218,751**	215,643
Property, plant and equipment	**1,500,823**	1,305,940
Exploration, evaluation and development expenditure	**252,785**	204,690
Intangibles	**779,252**	809,772
Deferred tax assets	**73,718**	95,093
Other	**7,290**	8,136
Total non-current assets	**4,083,496**	2,665,924
Total assets	**4,806,320**	3,601,870
Current liabilities		
Payables	**161,075**	467,500
Interest-bearing liabilities	**216,335**	96,084
Current tax liabilities	**8,172**	1,074
Provisions	**68,601**	69,548
Total current liabilities	**454,183**	634,206
Non-current liabilities		
Payables	**1,009**	1,704
Interest-bearing liabilities	**1,361,280**	777,546
Deferred tax liabilities	**246,759**	247,603
Provisions	**43,380**	45,835
Total non-current liabilities	**1,652,428**	1,072,688
Total liabilities	**2,106,611**	1,706,894
Net assets	**2,699,709**	1,894,976
Equity		
Contributed equity	**1,133,890**	463,208
Reserves	**123,070**	116,361
Retained profits	**1,442,749**	1,315,407
Total equity	**2,699,709**	1,894,976

38. Earnings per share

	Consolidated	
	2005	2004
Basic earnings per share	**37.2 cents**	30.0 cents
Diluted earnings per share	**36.9 cents**	29.8 cents
Normalised earnings per share*		
Basic earnings per share	**34.9 cents**	30.0 cents
Diluted earnings per share	**34.6 cents**	29.8 cents
Weighted average number of shares used as the denominator:		
Ordinary shares	**715,970,440**	663,160,654
Adjustment due to Rights Issue in April 2005	**–**	19,000,503
Number of ordinary shares for basic earnings per share calculation	**715,970,440**	682,161,157
Effect of executive share options on issue	**5,290,084**	4,923,384
Number of ordinary shares for diluted earnings per share calculation	**721,260,524**	687,084,541
Normalised weighted average number of shares*		
Ordinary shares	**715,970,440**	663,160,654
Adjustment due to Rights Issue in April 2005	**46,528,918**	19,000,503
Number of ordinary shares for basic earnings per share calculation	**762,499,358**	682,161,157
Effect of executive share options on issue	**5,290,084**	4,923,384
Number of ordinary shares for diluted earnings per share calculation	**767,789,442**	687,084,541

* To provide a more meaningful comparison, normalised basic and diluted earnings per share have also been disclosed. The weighted average number of shares has been notionally adjusted for the Rights Issue as if it occurred on 1 October 2004 when Contact Energy was acquired, rather than on 1 April 2005. The earnings for both basic and diluted earnings per share remains unchanged.

Reconciliation of earnings used in calculating basic and diluted earnings per share:

as at 30 June	**2005 $'000**	2004 $'000
Net profit	**332,671**	206,923
Net profit attributable to outside equity interests	**(66,651)**	(1,982)
Earnings used in calculating earnings per share	**266,020**	204,941

Information concerning the classification of securities

(a) Fully paid ordinary shares

Fully paid ordinary shares are classified as ordinary shares for the purposes of calculating basic and diluted earnings per share.

(b) Share options

Share options granted under the Senior Executive Option Plan have been classified as potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

Information about basic and diluted EPS

During the year 3,993,650 (2004: 2,563,350) options were exercised, forfeited or lapsed. The diluted earnings per share calculation includes that portion of these options assumed to be issued for nil consideration, weighted with reference to the date of conversion. The weighted average number included is 868,013 (2004: 830,901). Full details of these options are set out in note 34.

There were nil (2004: nil) shares issued as a result of the exercise of options between the reporting date and the completion of the financial report.

39. Events subsequent to balance date

Refer to note 5(b) for details of dividends declared subsequent to 30 June 2005.

Refer Note 40 for details regarding the impact of adopting the Australian equivalents to International Financial Reporting Standards.

On 19 August 2005 Origin agreed to acquire a further 5% interest in the BassGas Project taking its holding to 42.5%, a 5% interest in the Trefoil gas field taking its interest in that field to 46.4% and an additional 1% interest in the Otway Gas Project and associated exploration tenements taking its interest to 30.75%.

The financial effects of these transactions have not been brought to account in the financial statements for the year ended 30 June 2005 and will be recognised in subsequent financial reports.

40. Impact of adopting Australian equivalents of International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, Australian companies must comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) as issued by the Australian Accounting Standards Board. Accordingly, Origin will be required to prepare financial statements under A-IFRS for the first time for the half year ending 31 December 2005 and year ending 30 June 2006.

Origin has implemented A-IFRS with effect from 1 July 2005. In order to comply with A-IFRS for the first time, Origin must also restate its comparative balances applying A-IFRS. This requires a restatement of the opening balances as at 1 July 2004 incorporating initial transitional adjustments, as well as a restatement of the closing balances at 30 June 2005. Net profit during these periods will also be restated. Adjustments required to restate the balance sheet as at 1 July 2004 are made directly to opening retained earnings.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods ended 30 June 2005. The differences between Australian GAAP and A-IFRS identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and A-IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

Transition management

The Origin Board has established a formal A-IFRS Project, has allocated internal resources, and engaged Deloitte as its A-IFRS technical advisor to assist in the assessment of the impact of adoption of A-IFRS on Origin and to assist with the implementation of A-IFRS. The project is managed by a steering committee chaired by the Chief Financial Officer.

Origin's A-IFRS project is comprised of three main phases: Scoping and Impact Analysis; Evaluation and Design; and Implementation and Review. The first two phases are complete, while the final phase is substantially complete at the date of this report. The final phase includes the live implementation of systems, further detailed training for staff, embedding the new business processes across the organisation, and the review and refinement of all changes, systems and processes implemented. The project is achieving its scheduled milestones and Origin expects to be in a position to fully comply with the requirements of A-IFRS for the half year ending 31 December 2005 and year ending 30 June 2006.

Impact of transition to A-IFRS

The impact of transition to A-IFRS, including the transitional adjustments disclosed in the tables below, are based on A-IFRS standards that are currently expected to be in place when preparing the first complete A-IFRS financial report (being the half year ending 31 December 2005). Only a complete set of financial statements and notes, together with comparative balances, can provide a true and fair presentation of Origin's financial position, results of operations and cash flows in accordance with A-IFRS. This note, therefore, only provides a summary of the potential impacts resulting from the transition to A-IFRS.

There is a significant amount of judgement involved in the preparation of the reconciliations from current Australian GAAP to A-IFRS, consequently the final reconciliations presented in the first financial report prepared in accordance with A-IFRS may vary materially from the reconciliations provided in this Note. In addition, revisions to the selection and application of the A-IFRS accounting policies may be required as a result of:

- changes in A-IFRS reporting requirements that are relevant to Origin, arising from new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board; or
- additional guidance on the application of A-IFRS in the energy industry or to particular transactions.

Also, regulatory bodies that promulgate Australian GAAP and A-IFRS have significant ongoing projects that could affect the differences between Australian GAAP and A-IFRS described below and the impact of these differences relative to the consolidated entity's financial reports in the future. The impact on future years will depend on the particular circumstances prevailing in those years.

The rules for first time adoption of A-IFRS are set out in AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards*. In general, A-IFRS accounting policies must be applied retrospectively to determine the opening A-IFRS balance sheet as at transition date, being 1 July 2004. AASB 1 allows a number of exemptions to this general principle to assist in the transition to reporting under A-IFRS. The explanatory comments below include details of the AASB 1 elections adopted.

The impact of transition to A-IFRS is set out in the following tables.

Table 1 – Impact on Origin's Balance Sheet of Initial Transition to A-IFRS at 1 July 2004

	Equity (incl Reserves) $000	Total Assets $000	Total Liabilities $000
Consolidated Entity			
Total reported under Australian GAAP	**1,939,455**	**3,707,346**	**1,767,891**
A-IFRS adjustments (net of tax where appropriate):			
1. Contingent asset	(6,579)	(9,399)	(2,820)
2. Acquisition of minority interests	(28,225)	(28,225)	–
3. Dismantling, removal & restoration provisions	(33,646)	73,097	106,743
4. Business combinations restatement	(43,562)	(41,311)	2,251
5. Deferred tax	(52,987)	2,762	55,750
6. Investments in equity accounted entities	(277)	(216)	61
Total A-IFRS adjustments	**(165,276)**	**(3,292)**	**161,985**
Total restated under A-IFRS at 1 July 2004	**1,774,179**	**3,704,054**	**1,929,876**

40. Impact of adopting Australian equivalents of International Financial Reporting Standards (continued)

Table 1 – Impact on Origin's Balance Sheet of Initial Transition to A-IFRS at 1 July 2004 (continued)

	Equity (incl Reserves) $000	Total Assets $000	Total Liabilities $000
Company – Origin Energy Limited			
Total reported under Australian GAAP	**1,573,379**	**4,953,136**	**3,379,757**
A-IFRS adjustments:			
5. Deferred tax	(13,146)	(228,603)	(215,457)
Total A-IFRS adjustments	**(13,146)**	**(228,603)**	**(215,457)**
Total restated under A-IFRS at 1 July 2004	**1,560,233**	**4,724,533**	**3,164,300**

Table 2 – Impact on Origin's Equity Balances on Initial Transition to A-IFRS at 1 July 2004

	Contributed Equity $000	Reserves $000	Retained Earnings $000	Minority Interests $000	Total Equity $000
Consolidated Entity					
Total reported under Australian GAAP	**463,208**	**112,241**	**1,356,922**	**7,084**	**1,939,455**
A-IFRS adjustments (net of tax where appropriate):					
1. Contingent asset	–	–	(6,579)	–	(6,579)
2. Acquisition of minority interests	–	–	(28,225)	–	(28,225)
3. Dismantling, removal & restoration provisions	–	–	(33,646)	–	(33,646)
4. Business combinations restatement	–	–	(43,562)	–	(43,562)
5. Deferred tax	–	–	(52,987)	–	(52,987)
6. Investments in equity accounted entities	–	–	(277)	–	(277)
8. Share based payments	–	2,404	(2,404)	–	–
10. Property, plant and equipment	–	(103,676)	103,676	–	–
11. Foreign currency translation reserve	–	(8,565)	8,565	–	–
Total A-IFRS adjustments	**–**	**(109,837)**	**(55,439)**	**–**	**(165,276)**
Total restated under A-IFRS at 1 July 2004	**463,208**	**2,404**	**1,301,483**	**7,084**	**1,774,179**

	Contributed Equity $000	Reserves $000	Retained Earnings $000	Total Equity $000
Company – Origin Energy Limited				
Total reported under Australian GAAP	**463,208**	**5,723**	**1,104,448**	**1,573,379**
A-IFRS adjustments:				
5. Deferred tax	–	–	(13,146)	(13,146)
8. Share based payments	–	2,404	(2,404)	–
10. Property, plant and equipment	–	(5,723)	5,723	–
Total A-IFRS adjustments	**–**	**(3,319)**	**(9,827)**	**(13,146)**
Total restated under A-IFRS at 1 July 2004	**463,208**	**2,404**	**1,094,621**	**1,560,233**

40. Impact of adopting Australian equivalents of International Financial Reporting Standards (continued)

Table 3 – Impact on Origin's Balance Sheet as at 30 June 2005 and Profit for the year ended 30 June 2005 of transition to A-IFRS

	Equity (incl Reserves) $000	Total Assets $000	Total Liabilities $000	EBIT $000	Net Profit after Tax & Minority Interests $000
Consolidated Entity					
Total reported under Australian GAAP	**3,989,862**	**8,014,663**	**4,024,801**	**615,189**	**266,020**
A-IFRS adjustments (net of tax where appropriate):					
1. Contingent asset	–	–	–	9,399	6,579
2. Acquisition of minority interests	(26,978)	(26,978)	–	1,247	1,247
3. Dismantling, removal & restoration provisions	(38,923)	68,619	107,542	(501)	(5,277)
4. Business combinations restatement	(43,562)	(41,311)	2,251	–	–
5. Deferred tax	(315,807)	278,879	594,686	–	4,186
6. Investments in equity accounted entities	(335)	(277)	58	(66)	(58)
7. Goodwill and licence amortisation	39,930	39,930	–	39,930	39,930
8. Share based payments	–	–	–	(4,287)	(4,287)
9. Defined benefit superannuation plan	(3,567)	1,529	5,096	9,474	3,126
Total A-IFRS adjustments	**(389,242)**	**320,391**	**709,633**	**55,196**	**45,446**
Total restated under A-IFRS at 30 June 2005	**3,600,620**	**8,335,054**	**4,734,434**	**670,385**	**311,466**

	Equity (incl Reserves) $000	Total Assets $000	Total Liabilities $000	EBIT $000	Net Profit after Tax $000
Company – Origin Energy Limited					
Total reported under Australian GAAP	**2,211,491**	**7,062,513**	**4,851,022**	**(20,207)**	**61,759**
A-IFRS adjustments (net of tax where appropriate):					
5. Deferred tax	15,608	(212,850)	(228,458)	–	(2,462)
8. Share based payments	–	–	–	(4,287)	(4,287)
9. Defined benefit superannuation plan	(3,567)	1,529	5,096	9,474	3,126
Total A-IFRS adjustments	**(12,041)**	**(211,321)**	**(223,362)**	**5,187**	**(3,623)**
Total restated under A-IFRS at 30 June 2005	**2,223,532**	**6,851,192**	**4,627,660**	**(15,020)**	**58,136**

1. Contingent asset

The recognition threshold for recognising contingent assets on the balance sheet has increased from a 'more probable than not' test under Australian GAAP to a 'virtual certainty' test under A-IFRS.

At 30 June 2004, under Australian GAAP, Origin had recognised a receivable in relation to the Moomba insurance claim. As indemnity had not been received from all insurers by 30 June 2004, the receivable of $9.4 million recorded at 1 July 2004 and the related tax adjustment of $2.8 million are expected to be derecognised through opening retained earnings.

As full indemnity was received by 31 December 2004 the net profit amount, including tax, of $6.6 million is expected to be recognised in A-IFRS profit for the year ended 30 June 2005. No adjustments are expected to arise in the company.

2. Acquisition of minority interests in previously controlled entity

On 30 September 2003 Origin acquired the remaining 14.77% minority interest in Oil Company of Australia (OCA). Under current Australian GAAP the acquisition of the remaining minority interests was treated as an incremental business acquisition and resulted in a fair value adjustment to assets and additional goodwill being recognised.

Under A-IFRS, once control of an entity is obtained, further share acquisitions are not considered to be business combinations but rather equity transactions with owners. Accordingly, any excess amounts paid over the recorded carrying values attributed to minority interests are reflected in equity (i.e. retained earnings), and the fair value adjustments recorded under Australian GAAP are transferred to retained earnings.

For the consolidated entity, at 1 July 2004 property, plant and equipment (producing areas of interest) and goodwill are expected to decrease by $28.2 million with a corresponding adjustment to retained earnings.

For the financial year ended 30 June 2005, depreciation and amortisation expense will decrease by $1.2 million.

No adjustments are expected to arise in the company.

3. Dismantling, removal and restoration provisions

Under current Australian GAAP, provisions are made for restoration and environmental rehabilitation on an incremental basis during the course of the field or asset life. The provisions are determined on an undiscounted basis based on current costs, current legal requirements and current technology.

Under A-IFRS, the present value of the restoration obligations in relation to dismantling, removal and restoration, is recognised when a legal or constructive obligation arises through an asset's construction. The provision is recognised as a liability with a corresponding amount capitalised as a component of the asset. At each reporting date the restoration liability is remeasured in line with changes in discount rates, and timing or amount of the costs to be incurred. As the assets are not revalued any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest expense in the income statement as it occurs.

At 1 July 2004, the provisions made for restoration and environmental rehabilitation under Australian GAAP will be adjusted to the present value of the required dismantling, removal and restoration obligations under A-IFRS. Additional components of

40. Impact of adopting Australian equivalents of International Financial Reporting Standards (continued)

assets will be recognised for the amount of the liabilities discounted to the date the obligations arose, and accumulated depreciation will be recalculated as at transition date. The net expected adjustment in the consolidated entity is:

- an increase in dismantling, removal and restoration provisions of $98.3 million;
- an increase in property, plant and equipment cost of $70.6 million;
- an increase in accumulated depreciation of $20.4 million;
- an increase in deferred tax assets of $22.9 million;
- an increase in deferred tax liabilities of $8.4 million; and
- a net decrease in retained earnings of $33.6 million.

The expected decrease of $5.2 million in consolidated net profit after tax for the financial year ended 30 June 2005 is comprised of a $3.2 million increase in depreciation expense, a $7.0 million increase in interest expense, a $2.7 million decrease in restoration expense, and a $2.3 million tax benefit.

No adjustments are expected to arise in the company.

The impacts above are based on current best estimates and may be subject to change on provision of final information from the joint venture operators.

4. Business combinations restatement

AASB 1 permits companies applying A-IFRS for the first time to restate any prior business combinations using the principles outlined in A-IFRS as if they had been in place at the time of the original acquisition. Origin has elected to apply this election and expects to restate all business combinations post March 1999. All business combinations that occurred on or after 1 July 2004 will be restated to comply with A-IFRS, as described in Item 13 below.

The expected adjustments in the consolidated entity are detailed below, with the net effect being a reduction in intangible assets of $41.3 million at 1 July 2004. All adjustments discussed below, unless otherwise stated, are made through opening retained earnings at the date of transition:

- reversal of restructuring provisions recognised as part of the acquisition accounting under current Australian GAAP which do not meet the recognition requirements under A-IFRS;
- recognition of additional amortisation for Origin's retail gas and electricity licences, recognised as separate intangible assets under Australian GAAP, and the reclassification of the remaining value of all retail gas and electricity licences to goodwill as they fail to meet the criteria for separate recognition under A-IFRS;
- recognition of deferred tax liabilities and resultant goodwill attributable to the recognition of the separately identifiable intangible assets acquired;
- reversal of subsequent adjustments that had been made to the original acquisition accounting under current Australian GAAP outside the 12 month window, which are not permitted under A-IFRS; and
- reversal of accumulated amortisation of goodwill recorded under current Australian GAAP, as goodwill is no longer amortised under A-IFRS.

No adjustments are expected to arise in the company.

In June 2005, the International Accounting Standards Board (IASB) released an exposure draft with proposed amendments to IFRS 3 Business Combinations. The effect of these proposed amendments, if any, have not been included in the financial impacts presented above, as it is not known whether the proposed amendments will be formally adopted in their current form, and there are alternatives available in the application to historical business combinations.

5. Deferred tax

On transition to A-IFRS the balance sheet method of tax effect accounting will be adopted, rather than the liability method applied currently under Australian GAAP. Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax will be recognised in the income statement except to the extent that it relates to items recognised directly in equity or as part of a business combination, in which case it will be recognised in equity or as part of the business combination respectively.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying amount of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The following temporary differences will not be provided for: goodwill for which amortisation is not tax deductible; the initial recognition of assets and liabilities that affect neither accounting or taxable profit; and differences relating to investments in controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

The expected impact on the consolidated entity at 1 July 2004, of the change in basis and the transition adjustments on the deferred tax balances and the previously reported tax expense is an increase in deferred tax assets of $2.8 million, deferred tax liabilities of $55.8 million and a decrease in retained earnings of $53.0 million. The adjustments in respect of the company, which include the impact of UIG 1052 *Tax Consolidation Accounting* requirements, are expected to be a decrease in deferred tax liabilities of $215.5 million, a decrease in deferred tax assets of $51.4 million, a decrease in receivables from entities within the tax consolidated group of $177.2 million and a decrease in retained earnings of $13.1 million.

The expected impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is a decrease in tax expense by $4.2 million for the consolidated entity and an increase of $2.5 million for the company. Deferred tax assets of the consolidated entity are expected to decrease by $10.9 million and deferred tax liabilities are expected to increase by $594.7 million as at 30 June 2005. The increase in the deferred tax liabilities was predominantly attributable to the acquisition of Contact, as outlined in Item 13 below.

For the company, the expected impact at 30 June 2005, including the impact of UIG 1052 requirements, is a decrease in deferred tax liabilities of $228.5 million, a decrease in deferred tax assets of $45.8 million, a decrease in receivables from entities within the tax consolidated group of $167.1 million and a decrease in retained earnings of $15.6 million.

The consolidated entity is currently considering the impact of the different recognition requirements for tax losses under A-IFRS. As a result of uncertainty in the Australian Tax Office's (ATO's) position on a number of principles in respect of the existence of tax losses, there is uncertainty as to the existence of tax losses identified as having been incurred by entities forming part of the consolidated entity in prior financial years. The ATO's position on the existence and availability of tax losses previously incurred by entities in the consolidated entity is expected to be clarified prior to the preparation of the first financial report in accordance with A-IFRS for the half year ending 31 December 2005. Accordingly, while no financial impact in respect of the recognition of these losses has been included in the tables above, it is possible that a value for tax losses may be recognised in the actual A-IFRS opening balance sheet and disclosed in the 31 December 2005 half year financial report.

40. Impact of adopting Australian equivalents of International Financial Reporting Standards (continued)

6. Investments in equity accounted entities

The application of A-IFRS by the equity accounted entities results in a direct impact on the value of the investment recognised by the consolidated entity. In accordance with the requirements of both A-IFRS and Australian GAAP, equity accounting principles are not applied in the financial statements of the company, and accordingly there is no impact on the company in any period. The expected impact on the consolidated entity at 1 July 2004 is a decrease in retained earnings of $0.3 million, a decrease of investments in equity accounted entities of $0.3 million, an increase in deferred tax assets of $0.1 million and increase in deferred tax liabilities of $0.1 million. These adjustments in the equity accounted entities are predominantly the result of recognising the impact of dismantling, removal and restoration provisions and the related deferred tax effects.

For the financial year ended 30 June 2005, the share of equity accounted entities' profit and investments in equity accounted entities are both expected to decrease by $0.1 million.

7. Goodwill and licence amortisation

Under current Australian GAAP goodwill is amortised on a straight-line basis over the period during which the benefits are expected to be received, but not exceeding twenty years. Under A-IFRS goodwill is no longer amortised but instead is subject to annual impairment testing focusing on the discounted cash flows of the related cash generating unit. Goodwill will only be written down to the extent that it is impaired.

As the consolidated entity restated business combinations, the transition adjustments to goodwill and licence amortisation have been included in Item 4 above. For the financial year ended 30 June 2005, goodwill and licence amortisation expense will decrease by $39.9 million. No adjustments are expected to arise in the company.

8. Share based payments

Under current Australian GAAP no expense is recognised for options issued to employees. Under A-IFRS, the fair value of the options granted under the Senior Executive Option Plan must be recognised as an employee benefit expense with a corresponding increase in equity (reserves). The fair value will be measured at grant date taking into account market performance conditions only, and recognised over the vesting period during which the employees become unconditionally entitled to the options. The amount recognised as an expense will be adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

No adjustment will be made for options granted before 7 November 2002 which vested prior to 1 January 2005. Options granted after 7 November 2002 remaining unvested at 1 January 2005 will be recognised in the opening balance sheet through retained earnings resulting in a nil overall impact to equity on transition.

For the consolidated entity, at 1 July 2004 reserves are expected to increase by $2.4 million (company $2.4 million) with a corresponding adjustment to retained earnings. As the adjustment is between equity accounts there is no overall impact on total equity.

For the financial year ended 30 June 2005, employee benefits expense and reserves are expected to increase by $4.3 million in the consolidated entity (company $4.3 million), representing the options expense for the period. There is no overall impact on total equity.

9. Defined benefit superannuation plan

Under A-IFRS, the consolidated entity's net obligation in respect of its defined benefit superannuation plan will be calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit will be discounted to determine its present value, and the fair value of any plan assets will be deducted. Actuarial gains and losses that arise subsequent to transition date will be recognised directly in retained earnings.

The current Australian GAAP accounting policy is only to recognise deficits where there is a present obligation to make good that deficit, and to release the provision as and when additional contributions are made to eliminate the deficit or when the defined benefit superannuation plan returns to surplus.

The AASB 119 *Employee Benefits* election to recognise full actuarial gains and losses through retained earnings is expected to be adopted. At 1 July 2004 the plan had a surplus of $1.6 million, however as the consolidated entity and the company are not entitled to reduced contributions in respect of this surplus (as it does not exceed certain minimum levels prescribed in the Trust Deed) no asset is expected to be recognised at transition by either the consolidated entity or the company.

At 30 June 2005, the plan had a deficit of $5.1 million. AASB 119 prescribes the use of 'market yields on government bonds' to discount post employment benefit obligations, whereas Australian GAAP required the use of 'current market-determined, risk-adjusted discount rate appropriate to the plan'. The difference in discount rates is the primary cause of the difference between the surplus reported under Australian GAAP and the deficit reported under A-IFRS for the defined benefit plan at 30 June 2005.

For the financial year to 30 June 2005, for both the consolidated entity and the company, the superannuation expense is expected to decrease by $9.5 million, while interest expense and tax expense are expected to increase by $5.0 million and $1.3 million respectively.

10. Property, plant and equipment and asset revaluation reserve

Property, plant and equipment will be measured at cost under A-IFRS. However, as permitted by the election available under AASB 1, at transition date certain items of property, plant and equipment are expected to be recognised at deemed cost, being a revalued amount prior to transition date that approximated fair value at that prior date. Accordingly, the asset revaluation reserve balance relating to prior revaluations will be derecognised at transition date and adjusted against retained earnings.

For the consolidated entity, at 1 July 2004 an amount of $103.7 million (company $5.7 million) is expected to be reclassified from asset revaluation reserve to retained earnings. As the reclassification is between equity accounts there is no overall impact on total equity.

11. Foreign operations and foreign currency translation reserve

Under A-IFRS each entity in the consolidated entity determines its functional currency, the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity's functional currency to the consolidated entity's presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity. There are no expected changes in functional currency for the company or any entities in the consolidated entity.

In accordance with the election under AASB 1, the foreign currency translation reserve balance at the date of transition of $8.6 million (company $nil) will be reset to nil and the existing Australian GAAP balance transferred to retained earnings.

As the reclassification is between equity accounts there is no overall impact on total equity.

40. Impact of adopting Australian equivalents of International Financial Reporting Standards (continued)

12. Impairment

Under current Australian GAAP the carrying amounts of non-current assets valued on a cost basis, other than exploration and evaluation expenditure carried forward, are reviewed at each reporting date to determine whether they are in excess of their recoverable amount. Origin currently uses discounted cash flows to determine recoverable amounts.

Origin has reviewed all assets for impairment under the requirements of A-IFRS and no adjustments were identified at transition date or at 30 June 2005, in either the company or consolidated entity.

13. Business combination – Contact Energy

The acquisition of a controlling stake in Contact on 1 October 2004 is a business combination post transition into A-IFRS. Accordingly, the acquisition will be restated in the financial year ended 30 June 2005 with the only adjustment expected to be an increase in net deferred tax liabilities of $564.6 million to be recognised on acquisition, thereby increasing goodwill on acquisition by $290.0 million and reducing outside equity interests by $274.6 million..

The impact on the A-IFRS result for the financial year ended 30 June 2005 is expected to be a reduction in tax expense (and hence an increase in profit after tax) by $8.1 million with the removal of the permanent difference associated with the non-deductible depreciation. This is expected to result in an increase in profit after tax after minority interests of $4.1 million, as disclosed in Item 5.

There is not expected to be an impact on profit before tax as the additional goodwill is no longer amortised under A-IFRS (the benefit from the cessation of amortising the existing goodwill under A-IFRS is included in the goodwill and licence amortisation adjustment disclosed at Item 8 above).

No adjustments are expected to arise in the company.

In June 2005, the International Accounting Standards Board (IASB) released an exposure draft with proposed amendments to IFRS 3 Business Combinations. The effect of these proposed amendments, if any, have not been included in the financial impacts presented above, as it is not known whether the proposed amendments will be formally adopted in their current form, and there are alternatives available in the application to historical business combinations.

14. Financial instruments

AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* are to be applied from 1 July 2005. Origin expects to take advantage of the election in AASB 1 to not restate comparatives for the effect of these standards. In accordance with these standards, all derivatives used for hedging purposes will be recognised on the balance sheet at fair value from 1 July 2005. Where the hedge accounting requirements of the standard are not satisfied, changes in the fair value of the derivatives will impact reported profits which may result in significant volatility. Under the current accounting policy, costs or gains arising under hedge transactions, together with any realised or unrealised gains or losses from remeasurement, are deferred and included in the measurement of the hedged transaction when it occurs.

In order to ensure compliance with the strict hedge accounting requirements, Origin has internally developed a system to manage its electricity derivatives and has implemented an off-the-shelf system to manage its treasury and commodity derivatives.

Electricity derivatives

Origin uses a range of derivative instruments to manage its exposure to the risks inherent in operating its electricity businesses. The majority of derivatives in the electricity portfolio will comply with the hedge accounting requirements and be accounted for as cash flow hedges, with the changes in fair value being deferred in a separate component of equity until the underlying transaction occurs. Certain types of derivatives within the electricity portfolio are not expected to comply with the strict hedge accounting requirements, and therefore may give rise to volatility in reported profits. The net fair value of these derivatives as reported under current Australian GAAP is positive $86.9 million at 30 June 2005. The adjustment on initial application of AASB 139 is expected to incorporate the recognition of this fair value.

Treasury derivatives

Origin uses a range of derivative instruments to manage its exposure to interest rate risk and foreign currency risk. The majority of derivatives in the treasury portfolio will comply with the hedge accounting requirements and be accounted for as cash flow hedges or fair value hedges. Some interest rate swaps within the treasury portfolio, particularly those held by Contact, are not expected to comply with the strict hedge accounting requirements, and therefore may give rise to volatility in reported profits. The net fair value of these derivatives as reported under current Australian GAAP is negative $279.7 million at 30 June 2005. The adjustment on initial application of AASB 139 is expected to incorporate the recognition of this fair value.

Commodity derivatives

Origin uses a range of derivative instruments to manage its exposure to the risks inherent in operating its upstream oil and gas businesses. The majority of derivatives in the commodity portfolio will comply with the hedge accounting requirements and be accounted for as cash flow hedges, with the changes in fair value being deferred in a separate component of equity until the underlying transaction occurs. Certain types of derivatives within the commodity portfolio are not expected to comply with the strict hedge accounting requirements, and therefore may give rise to volatility in reported profits. The net fair value of these derivatives as reported under current Australian GAAP is negative $52.0 million at 30 June 2005. The adjustment on initial application of AASB 139 is expected to incorporate the recognition of this fair value.

Available for sale financial assets

It is expected that Origin will classify its investments in listed entities as 'available for sale' and therefore recognise these financial assets at fair value on the balance sheet, with changes in fair value recognised in a separate component of equity.

15. Exploration and evaluation expenditure

Under A-IFRS, AASB 6 *Exploration for and Evaluation of Mineral Resources* permits the area of interest method of accounting to continue for exploration and evaluation expenditure and thus the application of AASB 6 should provide outcomes consistent with those under the existing accounting standard AASB 1022 *Accounting for the Extractive Industries* in accounting for the initial recognition of exploration and evaluation assets.

Possible change in accounting policy – successful efforts

The expected impact of adopting A-IFRS disclosed in this note is based on work in progress of the A-IFRS project team and may be subject to change. In addition, certain choices of accounting policies and elections under A-IFRS are still being analysed to determine the most appropriate policy for the company and the consolidated entity. Following recent announcements by other companies in the oil and gas industry one policy under specific consideration is the partial cost ('successful efforts') method of accounting for exploration and evaluation expenditure.

As part of the convergence to A-IFRS, Origin has adopted AASB 6 which effectively allows grandfathering of the existing accounting practices until such time as the accounting bodies determine a recommended approach.

Origin currently uses the 'full cost' approach to recognising exploration and evaluation expenditure. However, this approach is typically used by smaller exploration and production companies in the oil and gas industry. As the main purpose behind convergence to international accounting standards is to improve comparability between companies, Origin is considering a change in its accounting policy to a 'successful efforts' approach.

Statutory statements – Directors' declaration

1. In the opinion of the Directors of Origin Energy Limited:
   a) the financial statements and notes, including the remuneration disclosures that are contained in sections 3, 6 and 8 of the Remuneration Report in the Directors' Report, set out on pages 2 to 57, are in accordance with the Corporations Act 2001, including:
      i) giving a true and fair view of the financial position of the company and consolidated entity as at 30 June 2005 and of their performance, as represented by the results of their operations and their cash flows, for the year ended on that date; and
      ii) complying with Accounting Standards in Australia, including AASB 1046 *Directors and Executive Disclosures by Disclosing Entities*, and the Corporations Regulations 2001; and
   b) there are reasonable grounds to believe that the company will be able to pay its debts as and when they become due and payable.
2. There are reasonable grounds to believe that the company and the controlled entities identified in note 31 to the financial statements will be able to meet any obligations or liabilities to which they are or may become subject to by virtue of the Deed of Cross Guarantee between the Company and those controlled entities pursuant to ASIC Class Order 98/1418.
3. The Directors have been given the declarations required by Section 295A of the Corporations Act 2001 from the chief executive officer and chief financial officer for the financial year ended 30 June 2005.

Signed in accordance with a resolution of the Directors:



Kevin McCann, Chairman
Sydney, 29 August 2005

Independent audit report

to members of Origin Energy Limited

Scope

The Financial Report and Directors' responsibility

The Financial Report comprises the Statements of Financial Position, Statements of Financial Performance, Statements of Cash Flows, accompanying notes to the financial statements, the disclosures made by the company in accordance with the Corporations Regulations 2001 as required by AASB 1046 *Director and Executive Disclosures by Disclosing Entities* in sections 3.1, 6.1, 6.2, 8.1, 8.3 of the Remuneration Report in the Directors' Report ('remuneration disclosures'), and the Directors' declaration for both Origin Energy Limited (the 'company') and Origin Energy Limited and its controlled entities (the 'consolidated entity'), for the year ended 30 June 2005. The consolidated entity comprises both the company and the entities it controlled during that year.

The Remuneration Report also contains information in sections 1, 2, 4, 5, 6.3, 7 and 8.2 not required by Accounting Standard AASB 1046 *Director and Executive Disclosures by Disclosing Entities*, which is not subject to our audit.

The Directors of the company are responsible for the preparation and true and fair presentation of the Financial Report and the Remuneration Report in accordance with the Corporations Act 2001. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the Financial Report.

Audit approach

We conducted an independent audit in order to express an opinion to the members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the Financial Report is free of material misstatement and the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore, an audit cannot guarantee that all material misstatements have been detected.

We performed procedures to assess whether in all material respects the Financial Report presents fairly, in accordance with the Corporations Act 2001, Australian Accounting Standards and other mandatory financial reporting requirements in Australia, a view which is consistent with our understanding of the company's and the consolidated entity's financial position, and of their performance as represented by the results of their operations and their cash flows and whether the remuneration disclosures comply with Accounting Standard AASB 1046 and the Corporations Regulations 2001.

We formed our audit opinion on the basis of these procedures, which included:

- examining, on a test basis, information to provide evidence supporting the amounts and disclosures in the Financial Report, and
- assessing the appropriateness of the accounting policies and disclosures used and the reasonableness of significant accounting estimates made by the Directors.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the Financial Report including the remuneration disclosures that are contained in sections 3.1, 6.1, 6.2, 8.1, 8.3 of the Remuneration Report in the Directors' Report of Origin Energy Limited are in accordance with:

a) the Corporations Act 2001, including:

   i) giving a true and fair view of the company's and the consolidated entity's financial position as at 30 June 2005 and of their performance for the financial year ended on that date; and

   ii) complying with Accounting Standards in Australia, including AASB 1046 *Director and Executive Disclosures by Disclosing Entities*, and the Corporations Regulations 2001; and

b) other mandatory financial reporting requirements in Australia.

KPMG.



KPMG
Sydney, 29 August 2005

David Rogers, Partner

Share and shareholder information

Information set out below was applicable as at 19 August 2005.

Ordinary shares

Size of holding	Number of shareholders	% of issued shares
1-1,000	37,436	2.56
1,001-5,000	52,086	15.53
5,001-10,000	9,822	8.61
10,001-100,000	5,180	12.84
100,001 and above	185	60.46

2,431 shareholders hold less than a marketable parcel.

Substantial shareholders

By notice dated 16 August 2005, Commonwealth Bank Group advised that it had an interest in 58,287,238 ordinary shares. This is the only notification current as at 19 August 2005.

Twenty largest shareholders	Number of shares	% of issued shares
National Nominees Limited	99,117,424	12.55
J P Morgan Nominees Australia Limited	78,023,923	9.88
Westpac Custodian Nominees Limited	77,517,142	9.82
Citicorp Nominees Pty Limited	70,345,666	8.91
Cogent Nominees Pty Limited	26,236,937	3.32
ANZ Nominees Limited	19,178,541	2.43
Queensland Investment Corporation	15,887,305	2.01
AMP Life Limited	14,360,107	1.82
RBC Global Services Australia Nominees Pty Limited	8,600,883	1.09
Invia Custodian Pty Limited	4,809,861	0.61
Westpac Financial Services Limited	4,403,424	0.56
PSS Board	4,303,919	0.54
Australian Foundation Investment Company Limited	4,280,846	0.54
Bond Street Custodians Limited	3,977,428	0.50
HSBC Custody Nominees (Australia) Limited	3,849,832	0.49
IAG Nominees Pty Limited	3,833,937	0.49
ARGO Investments Limited	3,592,948	0.45
CSS Board	3,204,626	0.41
Government Superannuation Office	1,879,807	0.24
Perpetual Trustee Co Limited	1,749,869	0.22
	449,154,425	56.88

Share and Shareholder Information

Shareholder enquiries

Shareholder queries or notifications regarding shareholdings or dividends should be directed to Origin's share registry on 1300 664 446.

When contacting the share registry, shareholders should quote their security holder reference number, which can be found on your holding or dividend statements.

Shareholders with internet access can update and obtain information regarding their shareholding online at www.originenergy.com.au/investor.

Dividends

Origin will pay a final dividend for the 2004/2005 year of 8 cents per share (fully franked) on 26 September 2005.

Origin offers its shareholders the convenience of having their dividends paid directly into a bank, building society or credit union account in Australia. The payment of dividends will be electronically credited on the dividend payment date and confirmed by payment advices sent through the mail. Should shareholders wish to take advantage of this service, they will need to contact the share registry for an application form.

Dividend alternatives

As an alternative to receiving cash dividends, shareholders may elect to participate in the Dividend Reinvestment Plan (DRP). The DRP enables shareholders to use cash dividends to purchase additional fully paid Origin shares. If a shareholder wishes to participate in the DRP, they must notify the share registry in writing.

Tax File Number

For resident shareholders who have not provided the share registry with their Tax File Number (TFN) or exemption category details, tax at the top marginal tax rate (plus Medicare levy) will be deducted from dividends to the extent they are not fully franked. For those shareholders who have not as yet provided their TFN or exemption category details, forms are available from the share registry. Shareholders are not obliged to provide this information if they do not wish to do so.

Annual report mailing lists

Shareholders not wishing to receive the Annual Report should advise the share registry in writing so that their names can be removed from the mailing list. Unless shareholders have advised the share registry that they require no Annual Report or the full set of financial statements, they will be sent the Annual Report containing a concise set of financial statements.

Change of address

Shareholders who are Issuer Sponsored should notify any changes of address to the share registry promptly in writing. For your protection you should quote your security holder reference number. Broker sponsored holders should advise their sponsoring broker of any change.

Information on Origin

The main source of information for shareholders is the Annual Report and the Full Financial Statements. Both the Annual Report and Full Financial Statements will be provided to shareholders on request and free of charge. Origin's website www.originenergy.com.au is another source of information for shareholders.

Stock exchange listing

Origin shares are traded on the Australian Stock Exchange Limited (ASX). The symbol under which Origin shares are traded is 'ORG'.

Voting rights of members

At a meeting of members, each member who is entitled to attend and vote may attend and vote in person or by proxy, attorney or representative. On a show of hands, every person present who is a member, proxy, attorney or representative, shall have one vote and on a poll every member who is present in person or by proxy, attorney or representative shall have one vote for each fully paid share held.

Designed and produced by The Ball Group Sydney and Melbourne ORIG0077 09/04
Printed on paper from sustainable forests and totally chlorine free.

DIRECTORY

ORIGIN ENERGY LIMITED

Registered office
Level 45, Australia Square
264-278 George Street
Sydney NSW 2000

GPO Box 5376
Sydney NSW 2001

Telephone (02) 8345 5000
Facsimile (02) 9241 7377
Internet www.originenergy.com.au
Email enquiry@originenergy.com.au

Share register
ASX Perpetual Registrars Limited

580 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1235

Toll Free 1300 664 446
Telephone (02) 8280 7155
Facsimile (02) 9287 0303
Internet www.asxperpetual.com.au
Email registrars@asxperpetual.com.au

Secretary
William Hundy

Auditors
KPMG

Bankers
National Australia Bank
Westpac Banking Corporation

Origin energy

Strategy
Performance
Growth...

Opportunities through diversity

Annual Report 2005


Origin energy

Contents

IFC Performance and Growth
P.2 Chairman's Message
P.4 Managing Director's Review
P.8 An Overview of Origin Energy
P.10 Operations Review
– Exploration and Production
P.14 – Retail
P.18 – Generation
P.20 – Networks
P.22 – Contact Energy
P.23 – Sustainability
P.26 – Corporate
P.27 Senior Management Team
P.28 The Board
P.30 Corporate Governance
P.37 Directors' Report
P.39 Remuneration Report
P.46 Financial Statements
P.67 Share and Shareholder Information
IBC Glossary of Terms

Financial calendar 2005/06

1/9/05	Ex dividend trading commences
7/9/05	Record date for final dividend
26/9/05	Final dividend paid
20/10/05	Annual General Meeting
31/12/05	Half-year end
24/2/06	Half-year profit announcement
30/6/06	Financial year end

Our commitments to stakeholders

Origin Energy owns, develops and procures energy and related products and services to provide customers with better choices to meet their energy needs.

We are committed to:

Delivering better returns to shareholders than comparable companies by ensuring existing businesses generate cash returns surplus to operating requirements and through our detailed understanding of the energy industry, identifying, analysing and investing in opportunities that create leverage and value across the energy supply chain.

Delivering better value to customers than competitors by accessing competitive sources of energy and incorporating these into products and services to provide customers with better choices to meet their energy needs.

Attracting and retaining the best team of people by encouraging their development and rewarding success.

Contributing to the sustainable development of our communities by developing and commercialising energy and related products and services that reduce the environmental and social impact of energy production and use.

ORIGIN ENERGY LIMITED
ABN 30 000 051 696

Performance and Growth

Revenues 2005

↑ 38%
to $4,914 million

5 year performance



$m
5,000
4,000
3,000
2,000
1,000
'01
'02
'03
'04
'05

Average compound growth of 31% per year driven by growth in the Retail business and the acquisition of Contact Energy.

EBITDA 2005

↑ 74%
to $928 million

5 year performance



$m
1,000
800
600
400
200
'01
'02
'03
'04
'05

Average compound growth of 32% per year from Retail growth, increased oil production and the acquisition of Contact Energy.

Net profit after tax 2005

↑ 30%
to $266 million

5 year performance



$m
300
250
200
150
100
50
'01
'02
'03
'04
'05

Average compound growth since 2001 of 28% per year.

The scale and diversity of Origin Energy's integrated energy business provides strong and stable cash flows

and enables the business to capitalise on opportunities for growth through development projects, expansion into new markets and acquisitions. This year the acquisition of Contact Energy of New Zealand added significant scale and further diversity to our business.

Basic earnings per share 2005

24%

to 37.2 cents

5 year performance



Cents per share
40
35
30
25
20
15
'01
'02
'03
'04
'05

Average compound growth of 22% per year, including an increase of over 25% in the weighted average shares on issue.

Capital expenditure* 2005

$1,474

million up from $509 million

5 year performance



$m
1,500
1,200
900
600
300
'01
'02
'03
'04
'05

Capital expenditure increased significantly in 2005 with the acquisition of Contact Energy.

* Including acquisitions ($532 million excluding Contact Energy acquisition).

Net debt/capitalisation 2005

41%

up from 31%

5 year performance



Percent
50
40
30
20
'01
'02
'03
'04
'05

Net debt/capitalisation increased significantly in 2005 with the acquisition of Contact Energy.

Chairman's Message



In the past year, Origin Energy has consolidated its position as an integrated producer and retailer of energy and has expanded its geographical footprint through the acquisition of a controlling interest in Contact Energy in New Zealand.

Our net profit after tax increased by 30% to $266 million.

We have increased our annual dividend to 15 cents per share, fully franked which is a 15% increase in dividends per share. Total dividend payments have actually increased 27% on an expanded capital base reflecting our growth in earnings over the year.

The most significant achievement during the year has been the acquisition of a 51.4% controlling interest in Contact which was completed in October 2004. Contact is a listed New Zealand company and, like Origin, is an integrated energy supplier with interests in more than 2,700 MW of hydro, geothermal, combined and open cycle gas generation, and a retail energy business with around 598,000 gas and electricity customers. Contact's contribution has been positive in the first year of our ownership adding $22.3 million in net profit over the nine months since acquisition. The acquisition brings geographical diversity to our integrated energy business model and greatly increases the generating assets under our ownership.

We have continued development of our BassGas, Otway and coal seam gas (CSG) projects over the year. The Spring Gully CSG Project was completed in June 2005 on schedule and on budget and is now delivering gas into our long-term supply contracts. Oil production in the Perth Basin has continued to grow building on a successful exploration program over the past few years. The BassGas Project, although subject to construction delays and cost overruns, is now nearing completion and will commence commissioning in the December quarter this year. Development of our retail capabilities and marketing channels has seen further improvement in the Retail results in an environment of increasing competition and customer churn.

It is also very pleasing that during a year of very significant achievements, and a major acquisition, we have been able to continue to improve our employee safety performance.

The Lost Time Injury Frequency Rate improved from 2.6 to 2.3 injuries per million hours worked with reductions also recorded in the severity of employee injuries. The Total Reportable Case Frequency Rate fell from 20.7 to 17.1 per million hours worked. We will continue our efforts to improve employee safety over the coming year.

Financial position

The net cost of the acquisition of Contact was $1 billion which was funded through a combination of debt and the issue of preference shares. This acquisition and expenditure on major capital projects saw a high level of total capital expenditure of $1,474 million over the year.

In April, Origin raised $633 million through a pro-rata one-for-six Renounceable Rights Issue. The capital raised through this issue enabled the redemption of the preference shares and repayment of debt. In June, we completed the placement of NZ$422 million and US$50 million of senior unsecured notes into the US private placement debt market, which was used to further reduce our debt level.

Our net debt-to-capitalisation ratio has increased to 41% at 30 June 2005 from 31% in the previous year. This is in line with our expectations given the significant investments we have made over the year. We have also been able to maintain an investment grade Standard and Poor's rating of BBB+/stable which

> Origin is in a strong financial position and well placed to participate in this ongoing growth.
>
> **Kevin McCann** Chairman

was re-rated from A-/negative watch following the acquisition of Contact and subsequent capital raising.

Our balance sheet remains strong and enables us to take advantage of future growth opportunities.

The Board

It has been a particularly active year for the Board. Directors have contributed a great deal of additional time in unscheduled meetings in the consideration of the acquisition of Contact and development of major projects. They have visited operations in Australia and New Zealand, met with management on site and major customers, suppliers, regulators and government.

The Board has also overseen Origin's response to a number of new reporting requirements, notably the adoption of Australian equivalents to International Financial Reporting Standards (A-IFRS). It has responded to new requirements for remuneration disclosures by providing information in excess of legal requirements to ensure shareholders are fully informed on Remuneration Policy and amounts paid to Directors and executives. The Remuneration Report has been set out on pages 39 to 45 of the Annual Report and will be considered by shareholders for adoption at the Annual General Meeting for the first time.

Bruce Beeren who had been Executive Director, Commercial since the formation of Origin in 2000, retired from his executive role and was re-appointed by the Board as a non-executive Director from 1 February 2005. Bruce's industry knowledge and expertise has been invaluable to Origin in his executive role and we are very pleased to retain him as a non-executive Director.

The year ahead

A key focus over the coming year will be the commencement of operation of the BassGas Project. Work will continue on the Otway Gas Project, the Kupe Gas Project in New Zealand, the planning and approval of major power generation projects in Queensland and Victoria, and the ongoing development of Origin's solar business.

The energy industry will continue to require significant levels of capital investment to meet the steady growth in demand for energy in Australia. Given the significant ongoing role that governments have in this industry as policy maker, regulator and as a substantial owner of assets, it is important that they provide the necessary conditions to ensure the private sector can provide this investment. Origin is in a strong financial position and well placed to participate in this ongoing growth.

I would like to thank my fellow Directors for their contribution to the decisions that have secured the opportunities for Origin's continued growth.

In concluding, I would like to thank our Managing Director, Grant King, his executive management team and all our employees for their contribution to another successful year.



KEVIN McCANN
Chairman

Managing Director's Review



The year ended June 2005 has seen a period of major transformation for Origin Energy.

We began the year with net assets of $1,939 million and finished the year with $3,990 million, an increase of 106%. The market capitalisation of the company has grown by around 60% to $6 billion. This growth was primarily driven by the acquisition of a 51.4% interest in Contact Energy and the continued growth and development of the Australian business.

The acquisition of Contact was effective 1 October 2004 and has made an initial nine month contribution of $22.3 million to Origin's net profit after tax. The performance of Contact's business has more than met our expectations.

Our Australian businesses have performed well with increased contributions from our Upstream and Retail businesses.

Our major disappointment for the year has been the continued delay in completing the BassGas Project. This project is now expected to commence making a contribution to earnings in the December quarter 2005.

There has continued to be a high level of activity in the energy industry in Australia and New Zealand. There is increasing competition at all levels of the industry, continued churn of assets with substantial sales and acquisitions of large assets or businesses and increasing competition for new projects to satisfy the steady growth in demand for energy within Australia and New Zealand.

Our approach to this activity remains the same. We continue to:

- Maintain a strong strategic focus on our business and the energy industry in which we operate;
- Achieve sound financial performance; and
- Develop and grow our business.

Strategic focus

Our strategic focus is on continuing to build an integrated business across the contestable segments of the domestic energy industry in Australia and New Zealand. All of the opportunities that we were successful in pursuing in the past year were consistent with this strategic focus. They add scale and diversity to the business, reduce overall risk and provide opportunities for continued growth.

The Contact acquisition added substantially to the scale and diversity of Origin's business. Through our increased presence in New Zealand we have diversified our economic, regulatory and political exposure, added new skills (particularly in power generation) and created a new set of opportunities to grow in the New Zealand market. In New Zealand we have an incentive to explore more actively for petroleum resources, particularly natural gas, given the tightening gas supply position in that country.

Historically, our largest upstream asset is our interest in the maturing Cooper Basin. While this business continues to make a good contribution, we have continued to diversify our Upstream business. We have successfully completed development of the Spring Gully Coal Seam Gas Project, lifted production, particularly of oil, in the Perth Basin and progressed development of additional projects in the Bass Basin, offshore Otway Basin and in the Kupe gas field in New Zealand.



Our values

We care about the impact of our operations and actions on shareholders, customers, fellow employees, the community and the environment.

We listen to the needs of others, knowing that an unfulfilled need creates the best opportunities.

We constantly learn and implement new and better ways of doing business by collecting, analysing and sharing information and ideas effectively.

We deliver as individuals and as a company, on the commitments made in all areas of performance.

When complete, these new projects will provide significant diversity between new and more mature assets, between gas, condensate and oil production and operated versus non-operated assets.

With over two million natural gas, electricity and LPG customers throughout Australia, New Zealand and the near Pacific, the company has significant diversity across customer segments, products and geographic markets.

This diversity is reflected in the Retail business successfully maintaining margins in a challenging year of increasing customer churn, unfavourable weather conditions and increasing wholesale LPG costs driven by escalating world oil prices. This business continues to benefit from entry into new markets (such as New South Wales), development of new products and the use of lower cost channels to market.

Our investments in power generation also provide a diversity of merchant versus contracted plant and new opportunities to invest.

Financial performance

Over the past year, Origin's total revenue increased 38% to $4,914 million. EBITDA was up 74% to $928 million and profit after tax was up 30% to $266 million million. Earnings per share increased by 24% to 37.2 cents per share.

The main factors contributing to this result included:

- An increase in earnings from Exploration and Production as a result of higher oil production from the Perth Basin, higher liquids sales from the Cooper Basin which had been affected by the Moomba fire in the prior year, higher prices achieved for oil and liquids and $10.5 million profit on the sale of the Carpentaria Gas Pipeline.
- Improved margins in the Retail business from lower electricity purchasing costs. This was partially offset by reduced sales volumes due to mild weather in Origin's larger markets, and lower natural gas customer numbers.
- Lower Generation earnings due to a non-recurrence of a one-off tax consolidation gain of $9.4 million for the Osborne plant and increased costs associated with the solar business and power generation development projects.
- Marginally improved Networks earnings which benefited from a full-year contribution from the SEA Gas Pipeline, offset by a lower contribution from the asset management side of the business due to milder weather.

The consolidation of Contact for the nine months from 1 October 2004 made a significant contribution to EBITDA and, after deducting the cost of debt funding and recognition of outside equity interests, increased net profit after tax by $22.3 million.

The Operating Cash Flow After Tax Ratio, excluding Contact, for the year ended 30 June 2005 was 14.4% compared with 14.8% for the year ended 30 June 2004, well above the company's target of 9.4%.

Capital expenditure on growth and stay-in-business projects was $507 million, up from $323 million in the prior year.

Stay-in-business capital expenditure associated with ongoing operations was $132 million, up from $86 million from the prior year. The increase was due almost entirely to the inclusion of $46 million from Contact, with modest decreases in Exploration and Production and Generation offset by an increase in the Retail business of $8 million.

Growth capital expenditure was $375 million, $138 million higher than the prior year.

Capital expenditure on acquisitions totalled $968 million, largely comprising $943 million for the 51.4% interest in Contact and $20 million for assets acquired from Santos in the onshore Otway Basin.

Total capital expenditure including acquisitions was $1,474 million, compared with $509 million in the prior year.

Origin's net debt-to-capitalisation ratio was 41% as at 30 June 2005 compared with 31% as at 30 June 2004. This is in line with our expectations given the significant investments we made over the year.



Managing Director's Review

> Our strategic focus is on continuing to build an integrated business across the contestable segments of the domestic energy industry in Australia and New Zealand.

Grant King Managing Director

During the year a total of $671 million in equity was raised through a Renounceable Rights Issue, by share issuances under the Dividend Reinvestment Plan and as a result of the exercise of options.

In April, more than 112 million shares were issued through the Renounceable Rights Issue. Including the effects of dilution from this issuance, basic earnings per share increased by 24% to 37.2 cents per share. In order to better represent earnings per share, a normalised earnings per share has been calculated based on the assumption that the Rights Issue occurred on 1 October 2004 being the date on which the acquisition of Contact took place. This assumption decreases normalised earnings per share to 34.9 cents, which is a 16.3% increase on the prior year.

From 1 July 2005, Origin is required to comply with Australian equivalents to International Financial Reporting Standards (A-IFRS). The adoption of A-IFRS is expected to increase the 2004/05 earnings from $266 million to $311 million. After adjustment for the one-off and ongoing effects of adopting A-IFRS, the recurring impact to earnings is expected to be an increase of $33 million, resulting in restated earnings for comparative purposes of $299 million.

Opportunities for growth

The company is developing projects that will contribute significantly to earnings in the coming years.

Despite significant delays, Origin's BassGas Project is also now expected to be completed by the December quarter of 2005. Development drilling on the Yolla field saw a reserves upgrade of 19% and the exploration well Trefoil-1, 25 km to the west of Yolla, discovered a liquids-rich gas field.

Off the coast of Victoria, the Otway Gas Project continues to make good progress and is on schedule for its first delivery of gas by mid-2006. Also in the offshore Otway, we participated in gas field discoveries at Blackwatch and Halladale further highlighting the prospectivity of the area near the Victorian coast. In the onshore Otway Basin we acquired up to 100% of various permits from Santos. This acreage has exploration potential as well as potential for future development as a gas storage project.

We continued to develop our portfolio of renewable energy technologies. We have further invested in our pilot production facility for solar photovoltaic cells and produced our first solar modules with the new SLIVER cell technology. Preliminary testing of a hot dry rocks project in the Cooper Basin, by Geodynamics Limited in which we have a 15.5% interest, is showing promising results.

Work continues on the planning and permitting for potential power generation projects based on the company's increasing gas reserves in Victoria and Queensland and our growing Retail business.





Lost Time Injury Frequency Rate
Decreased by 12%
6.7
4.9
3.6
3.1
2.6
2.3
'00
'01
'02
'03
'04
'05



Total employees
increased by 1%
(excludes Contact Energy)
2,085
2,200
2,721
2,857
3,211
3,232
'00
'01
'02
'03
'04
'05

In New Zealand, the Maui gas field, the country's primary gas source, is in decline presenting new investment opportunities. We are exploring for gas to provide a much-needed fuel source for electricity generation, and developing the Kupe Gas Project which is targeting project approvals in the March quarter of 2006.

Contact is also developing generation projects capitalising on the opportunities presented by a largely hydro and consequently weather-dependent electricity generation system. The proposed Otahuhu C Power Station in Auckland has the necessary planning consents and could potentially be operational by the end of the decade.

Sustainability

At Origin our aim is to ensure that our performance is sustainable in economic, social and environmental terms. We have now published our third Sustainability Report which can be accessed on our website. Our aim is to provide stakeholders with a clear and transparent view of our operations so we have set out, in considerable detail, the impact our operations have on the environment and the communities in which we operate. Our Sustainability Report complements our Annual Report such that both reports together provide a more comprehensive view of our operations.

Employees

Following five years of strong growth and the acquisition of Contact in October 2004, an organisational restructure was announced in February 2005 to provide a more effective management structure given the increased size and complexity of the company.

Throughout this period of significant change, employees remained focused on the safe and effective operation of the business and delivered an improved financial result. Particularly pleasing was the continued focus on safety which resulted in further reductions in our Lost Time Injury Frequency Rate from 2.6 to 2.3 injuries per million hours worked. The Total Reportable Case Frequency Rate, which includes medical treatment injuries as well as lost time injuries, fell from 20.7 to 17.1.

I would like to thank employees for their contribution and focus during the past year.

Outlook

Our profit this year was enhanced by nine months of contribution from Contact and increased contributions from the Exploration and Production and Retail businesses.

In the coming year Contact will provide a full year of earnings and a number of Origin's long-term growth projects will make their first significant contributions. Production from the Spring Gully Project will provide a 12-month contribution as it delivers into the ramp-up phase of the AGL contract. Commissioning of the BassGas Project is expected to commence in the December quarter 2005 and will reach full production in the following months, while towards the end of the financial year the Otway Gas Project is likely to commence commissioning.

The Retail business is expected to again experience high levels of competition and customer churn which will maintain pressure on retail margins, while the Generation contribution is likely to be stable with continuing expenditure on power generation and solar developments.

The financial year ending 30 June 2006 will be the first year to be reported under A-IFRS. It is possible that the new standards will introduce a higher degree of volatility into the financial results reported by Origin, particularly in relation to the hedging of our exposure to the purchase price of electricity and movements in foreign exchange rates and interest rates.

While the new reporting standards make forecasting of financial results more difficult, our expectation is that earnings will increase in 2006 compared with results for the year ended 30 June 2005.

Looking further ahead we continue to plan for, and develop, a number of major projects, which will make significant contributions in future years. These include the Kupe Gas Project in New Zealand, planning and approvals for major power generation projects in Queensland and Victoria, and the ongoing development of Origin's solar business.



GRANT KING
Managing Director

An overview of Origin Energy

Origin Energy is a major Australasian integrated energy company focused on gas and oil exploration and production, energy retailing, power generation and utility network management. As both a producer and retailer of energy, Origin's strengths come from its integration across the supply chain, providing opportunities for growth while effectively managing risks associated with major changes occurring in the energy industry.

Business segments

Exploration and Production

Origin produces gas and oil from reserves strategically located close to major Australian and New Zealand energy markets, from proved and probable reserves of over 2,200 PJe. We are the operator of 10 oil and gas onshore production facilities and have interests in more than 106,000km² of permit areas in Australia and New Zealand. Origin is also Australia's leading developer of coal seam gas (CSG) which is an abundant, new and reliable gas supply for eastern Australian gas markets.

Retail

Origin is the second largest retailer of natural gas, electricity and LPG in Australia with more than two million customers. Origin holds an extensive portfolio of gas and electricity supply contracts which, together with our ownership of electricity and gas production, enables us to be responsive to changing market requirements. In addition, Origin is a wholesaler of LPG, owns and operates seven of the 14 active Australian LPG import facilities and is a retailer and distributor of LPG in New Zealand and the Pacific.

Generation

With interests in 833 MW of electricity generation capacity, Origin's Generation business includes gas-fired cogeneration and peaking plants. We operate four power stations and have interests in Australia's largest portfolio of cogeneration plants which supply electricity and steam under long-term contracts. Origin is also investing in renewable electricity generation including SLIVER solar cell technology and has a 15.5% interest in Geodynamics Limited, which is developing a hot rock geothermal resource in South Australia's Cooper Basin.

Opportunities through diversity

Australian projects


NT
Qld
WA
SA
NSW
Vic
Tas

1. Solar manufacturing plant

To capture the opportunities arising from the growing demand for zero greenhouse gas emitting forms of electricity generation, we have built a $30 million pilot plant to demonstrate our SLIVER solar cell technology. This project aims to increase the availability of solar power by dramatically reducing the amount of silicon required in solar panels. The first solar modules containing the new SLIVER cell technology were produced in late 2004.

5. Spring Gully Power Project

Origin is seeking development approvals for a high efficiency gas-fired power station of up to 1,000 MW at Spring Gully, 80 km north of Roma in central Queensland. If built, the plant will be adjacent to gas processing facilities commissioned in June 2005. The Spring Gully CSG Project was built at a cost of $199 million and has the capacity to deliver 13 PJ of gas each year. In addition to the proposed power station, the new Spring Gully facilities will supply gas to Queensland, New South Wales and South Australia.

2. Otway Gas Project

Origin has a 29.75% interest in the Otway Gas Project which is developing the Thylacine and Geographe fields off the Victorian coast. First gas is expected in mid-2006 and at 60 PJ per annum, will supply 10% of south-eastern Australian gas markets.

3. Mortlake Power Project

Origin is seeking development approvals to build a high efficiency gas-fired power station of up to 1,000 MW in western Victoria, near the township of Mortlake. The plant would be supplied via a 78 km dedicated underground gas transmission pipeline from new gas processing facilities being built near Port Campbell, as part of the Otway Gas Project.

4. BassGas Project

The $500 million BassGas Project involves the development of the Yolla gas field located 147 km off the southern coast of Victoria. The project is expected to meet around 10% of Victoria's gas demand for 15 years, and is scheduled for commissioning in the December quarter of 2005. Origin is the operator and has a 37.5% interest in the project.


Strategy
Performance
Growth

Contact Energy

In October 2004, Origin purchased a 51.4% interest in Contact Energy. Like Origin, Contact has an integrated business model focusing on the competitive segments of the energy industry. With around 598,000 energy customers, Contact is one of New Zealand's largest energy retailers and generates around 27% of that country's electricity. Contact is listed on the New Zealand Stock Market, and has around 95,000 shareholders. It employs nearly 800 people. Details of the contribution of Contact to Origin's business for the nine months to June 2005 can be found on page 22 of this report.

Networks

The Network business includes an 17.5% stake in Envestra Limited – Australia's largest distributor of natural gas. Envestra owns more than 20,000 km of regulated networks in all mainland states and the Northern Territory, which Origin manages on Envestra's behalf. In July 2003, Origin extended its services to water network management in a joint venture contract to manage the water assets of Coliban Water in central Victoria. Origin also has a one-third interest in the SEA Gas Pipeline which delivers gas from Victoria's gas fields to South Australia.

New Zealand projects

1. Kupe Gas Project

The Kupe gas field, situated 30 km offshore south of New Zealand's Taranaki Peninsula, contains gross 2P reserves of approximately 394 PJe of gas, LPG and condensate. Origin is the operator and has a 50% share in the project. Work has started on the first phase of the project and final approval is expected during the March quarter 2006. An update on the progress of the Kupe Gas Project is on page 13 of this report.


3
2
1

Contact Energy projects

2. Geothermal projects

New Zealand has a renewable geothermal energy resource in which fluid from pressurised natural geothermal systems is brought to the surface. The resulting steam can be used in a turbine to generate electricity, and Contact has a portfolio of 340 MW of geothermal power stations which generate electricity in this manner. Contact is seeking to increase its production through the drilling of additional geothermal production wells at its Poihipi, Wairakei and Ohaaki Power Stations.

3. Otahuhu C Power Station

New Zealand's electricity supply is heavily dependant on hydro-electricity, yet is short on hydro storage capacity. As a result the electricity generation system is vulnerable to extended periods of dry weather. To increase capacity and reliability of supply, Contact is seeking to develop gas-fired generation plants such as the Otahuhu C Power Station in the Auckland area. The proposed 400 MW plant would help Contact to meet New Zealand's energy demand by the end of the decade. Development of the power station is subject to Contact securing competitive gas supply

Operations Review Exploration and Production

Origin Energy has gas and oil interests across Australia and New Zealand. A significant increase in revenues received from the sale of oil, condensate, LPG and ethane raised the contribution from the Exploration and Production business.

Total sales revenue of $405 million was up 17%. Revenue from the sale of liquid hydrocarbons and ethane rose 43% to $184 million driven by higher oil production in the Perth Basin, the restoration of full liquids processing capabilities at the Moomba processing plant in the Cooper Basin and record high oil prices. Revenue from the sale of natural gas grew by $3 million to $206 million, despite a modest decline in sales volumes.

The result was further boosted by a reduction in net provisions and write-downs of exploration expenditure from $16 million to $5 million, and by a $10.5 million contribution from the sale of the Carpentaria Gas Pipeline.

EBITDA increased by 25% to $246 million. Depreciation and amortisation charges increased from $92 million to $111 million due to increased production in the Perth Basin, and higher depletion charges in the Cooper and onshore Otway Basins following reserves write-downs in these areas.

Consequently, EBIT rose 28% to $134 million.

During the year, our most significant exploration successes included the discovery of a liquids rich gas field at Trefoil in the Bass Basin, two new gas fields in the offshore Otway Basin at Halladale and Blackwatch, seven new gas field discoveries from nine wells drilled in the Cooper Basin, and two discoveries in the Perth Basin.

Origin achieved a Reserves Replacement Ratio of 100% for the year, with 2P reserves steady at 2,220 PJe. Reserves added through exploration and upgrades to reserves at Kupe, Yolla and Spring Gully balanced the combined effect of production (83 PJe) and a net reduction of reserves in the Otway and Cooper Basins (49 PJe).



Commissioned in June 2005, the Spring Gully CSG Project was built at a cost of $199 million and has the capacity to deliver 13 PJ of gas each year. The new Spring Gully facilities will supply gas to Queensland, New South Wales and South Australia.

2004/05 drilling program results

Area/Basin	Exploration and appraisal	Development	Total	Wells cased for production
Cooper	14	44	58	51
Denison	–	–	–	–
Surat	4	–	4[1]	1
Eromanga	–	–	–	–
CSG	10	19	29[1]	26[2]
Onshore Otway	–	–	–	–
Offshore Otway	3	–	3	0[3]
Bass	1	2	3	3
Onshore Perth	10	1	11	5[4]
Offshore Perth	1	–	1	0
Carnarvon	–	–	–	–
New Zealand	–	–	–	–
Total	43	66	109	86

[1] Top hole only drilled in three wells – targets still to be drilled
[2] Three wells still to have operations completed
[3] Two discovery wells were plugged and abandoned pending development
[4] One additional well cased as a water injector to enhance production

Cooper Basin – Queensland/South Australia

Production for the 2005 financial year declined from 40.5 PJe to 38.8 PJe. An

resulted in seven new gas field discoveries from nine wells drilled. Drilling activity will continue in 2006 with 22 exploration wells planned.

Surat and Bowen Basin – Queensland

As the Cooper Basin matured in the late 1990s, Origin began the commercial search for coal seam gas (CSG) resources in the Surat and Bowen Basins. Over half our natural gas reserves are now located in this area, and will provide a focus for further growth in coming years.

In June 2005, Origin's Spring Gully CSG Project was commissioned on schedule and commenced supplying contracts signed with AGL. This project is described in more detail on page 13.

In March 2005, we entered into a financial arrangement to provide access to southern markets for our CSG reserves by swapping gas from our CSG fields with gas from the Cooper Basin's Moomba gas hub, effectively removing the physical constraints which

65.5 PJe
gas sales, down 3%

2,187 Kbbls
oil sales, up 15%

2,220 PJe
2P reserves



otherwise may have hindered the development of flexible gas supply options for CSG.

Origin also continues to participate in conventional gas production and exploration activities in the Surat Basin and Denison Trough. This includes an active exploration program looking for gas and liquids in the prospective Myall Creek area.

Perth Basin – Western Australia

Net production to Origin from our Perth Basin oil fields averaged over 4,500 barrels of oil per day (bopd), up from 3,400 bopd last year. New oil processing facilities were commissioned in February 2005, and new wells are expected to be drilled on the Jingemia field during the first half of the 2006 financial year.

The recently discovered Xyris gas field commenced production in November 2004 and a gas discovery at Tarantula 1 will be brought on stream later in 2005. In addition, two new fields were discovered in the area at Centella 1 (oil) and Corybas 1 (gas), but their commercial viability is yet to be established. Exploration activities in the coming year include pursuing prospects delineated by the Denison 3D seismic program recorded during the year.

Onshore Otway Basin – Victoria/South Australia

In early 2005, Origin finalised the acquisition of exploration and production tenements in the onshore Otway Basin in Victoria around the Heytesbury Gas Plant. These assets offer the potential to increase gas storage capacity, enhancing the company's competitiveness in the Victorian gas market. A drilling program is planned for the coming year including at least five exploration wells targeting both

2004/05 What we said we would do

- Deliver first gas from the BassGas Project by November 2004.
- Complete gas plant and pipeline construction on the Spring Gully Project with first gas to be delivered by June 2005.
- Progress construction of the Otway Gas Project for first gas to be delivered from July 2006.
- Complete front-end engineering and design and obtain joint venture approval for the Kupe gas field in New Zealand by June 2005.
- Commence gas sales to AGL in May 2005.
- Test, evaluate and, where applicable, bring recent gas discoveries in the Perth Basin on stream.
- Complete construction of the Jingemia production facilities in the Perth Basin by late 200[illegible]
- Progress exploration and appraisal of Permian and Triassic reservoirs of the Surat Basin with the drilling of five wells.
- Find new oil and gas reserves in the Otway, Bass, Perth and Taranaki Basins.

2004/05 How we went

✗ Delivery of first gas from the BassGas Project was rescheduled due to delays which are the subject of a dispute with contractor Clough Engineering Limited.

✓ Production commenced from the Spring Gully CSG field in June 2005.

✓ The Otway Gas Project was 42% complete by June 2005, and is on schedule for commissioning in mid-2006.

= Front-end engineering and design of offshore facilities completed on the Kupe Gas Project. Joint venture approval is targeted for the March quarter 2006.

✓ Gas sales to AGL commenced in May 2005.

✓ Xyris gas field bought on stream in November 2004 with initial flow rates up to 7TJ per day.

= Construction of the Jingemia 4 facility was completed in February 2005.

✓ Four exploration wells were drilled in the Surat Basin. One was drilled to target encountering gas bearing reservoirs while the remaining three require deepening to target.

= Two new gas discoveries were made in each of the Otway and Perth Basins. One new discovery was made in the Bass Basin.

✓ Achieved = Partially achieved or in progress ✗ Not achieved

Growth – Key indicators & trends	2005 $m	2004 $m	Change %
TOTAL SALES REVENUE	405	345	17
EBITDA	246	197	25
EBIT	134	105	28
CAPEX*	384	368	4
ASSETS	1,600	1,286	24

** Including acquisitions*

2005/06 Looking forward

- Commence production from the BassGas Project during the December quarter 2005.
- Achieve 27 TJ per day of sales gas from the Spring Gully Project by 30 June 2006.
- Commence commissioning of the Otway Gas Project by 30 June 2006.
- Complete the detailed engineering design for the onshore gas production facility in the December quarter 2005 and obtain all approvals for the Kupe Gas Project during the March quarter of 2006.
- Secure markets for uncommitted gas reserves in Queensland and Western Australia.
- Maintain production at around 8,000 bopd and 13TJ/day of sales gas (gross) and bring on stream any new oil or gas discoveries in the Perth Basin.
- Acquire 3D seismic surveys to evaluate the exploration potential in the offshore Otway and the Trefoil discovery in the Bass Basin.
- Evaluate the feasibility of developing the recently discovered Blackwatch and Halladale gas fields.
- Pursue exploration opportunities in New Zealand, targeting gas to meet the looming gas supply shortfall in that country.
- [illegible]

Operations Review Exploration and Production



5
Darwin
NT
Qld
WA
1
3
Brisbane
4
SA
Perth
NSW
Adelaide
Sydney
Auckland
6
Vic
2
Melbourne
Wellington
Tas
Hobart
7
New Zealand



1 Cooper/Eromanga Basin
Ballera
Moomba
KM



2 Otway/Bass Basin
Katnook
Mt Gambier
Melbourne
Heytesbury
Portland
Port Campbell
Thylacine
Lang Lang
Yolla
Southern
Ocean
Bass Strait
KM
Tasmania



3 Surat/Bowen Basin
Rockhampton
Gladstone
Bolleston
Moura
Yellowbank
Peat
Roma
Kincora
Taringa
Brisbane
KM



4 Perth Basin
Geraldton
Hovea
Dongara
Beharra Springs
Jingemia
Indian
Ocean
Jurien
Moora
KM



5 Bonaparte Basin
Timor
Sea
Darwin
Petrel
Wyndham
KM



6 Taranaki Basin
New Plymouth
Tasman
Sea
Hawera
Kupe
KM

Key
- Conventional
- Coal seam gas
- ○ Production facility
- ● Proposed production facility
- —— Pipeline
- ----- Proposed pipeline

Contact Energy interests

Other (Non Origin/Contact)
- ----- Pipeline
- # Origin is operator of this permit
- + Current interest
- ( ) Final interest upon completion of commercial arrangements



7 Canterbury Basin
Christchurch
Timaru
Canterbury Bay
Pacific
Ocean
Dunedin
KM

Origin Energy interests %

ONSHORE COOPER/EROMANGA BASIN (MAP 1)

PPLs (EX PATCHAWARRA EAST BLOCK)	10.54
OTHER SA COOPER PPLs	13.19
SWQ UNIT	16.74
AQUITAINE A,B	25
AQUITAINE C	27
WAREENA	10
ATP 633P (Application)	50 (NIL)

ONSHORE OTWAY BASIN (MAP 2)

PEL 27	50
PEL 32	75.71#
PPL 62, PPL 168, PL 202	75.71#
PRL 1	100#
PRL 2	75.71#
PEP 150 (APPLICATION)	50 (NIL)
PEP 153	100#
PPLs 4, 5, 7, 12	100#
PEP 154(a) & (b)	90#
PPLs 6,9,10,11	90#
PRL 1	90#
PEP 160	40
PPL 2 EX, PPL 8	100#

OFFSHORE OTWAY BASIN (MAP 2)

T/30P	29.75 (30.75)
T/34P	29.75 (30.75)
VIC/P43	29.75 (30.75)
VIC/P37(V)	37.5#
VIC/P41(V)	100#
VIC/L23	29.75 (30.75)
T/L2	29.75

OFFSHORE BASS BASIN (MAP 2)

T/L1	37.5# (42.5)#
T/RL1	37.5# (42.5)#
T/18P	41.4# (46.4)#

ONSHORE SURAT BASIN (MAP 3)

PL 56, PL 74	69#
ATP 336P WALDEGRAVE	46.25
PL 10W, PL 11W, PL 12W, PL 28W, PL 69, PL 89	46.25
ATP 470P REDCAP	90#
PL 71	90#
ATP 470P FORMOSA DOWNS	58.5#
ATP 471P WERIBONE POOLING AREA	50.64#
PL 21, PL22, PL 27, PL 64	87.5#
ATP 470P ROLSTON	100#
PL 70	100#
ATP 375P	100#
PL 53, PL 174	100#
PL 14	100#
PL 30	75#
PL 11 SNAKE CREEK EAST 1 EXCLUSION ZONE	25
ATP 606P+	92.72#
ATP 631P+	95.71 (18.09)
ATP 692P	100#
PL 209, PL 226+	100#
ATP 663P+	100#
ATP 680P+	100# Surrendered during year
ATP 702P+	100#
ATP 647P (BLOCK 2656)	50#
ATP 682P	55#

ONSHORE BOWEN BASIN (MAP 3)

ATP 337P, ATP 553P	50
ATP 337P (MAHALO)	40 (30)
PLs 41, 42, 43, 44, 45, 54, 67, 173, 183, 218	50#
PL 101	100#
ATP 564P	50# (NIL)
PL 94	100# (NIL)
PL 94 (NORTH)	50# (NIL)
ATP 653P+	23.85
PL 195, PL 203+	94.51#
PL 204+	99.73#
PL 200+	95.71#
ATP 702P+	100#

ONSHORE BOWEN BASIN (MAP 3)

ATP 745P+	23.85
ATP 698P+	100# Surrendered since 1 July 2005
PL 219, PL 200+	100#
ATP 584P+	29.3
ATP 592P+	94.51#
ATP 602P	50# (NIL)
ATP 526P+	23.93
PLs 90, 91, 92, 99, 100+	23.93

ONSHORE PERTH BASIN (MAP 4)

L1, L2	50
EP 320	67#
L11	67#
EP 368	15
EP 413	49.189#
L14	49.189#

OFFSHORE PERTH BASIN (MAP 4)

WA-226-P	28.75#

ONSHORE CARNARVON BASIN (MAP 5)

L9	56.65# (NIL)

OFFSHORE BONAPARTE BASIN (MAP 5)

NT/RL1	5
WA-6-R	5

ONSHORE TARANAKI BASIN NEW ZEALAND (MAP 6)

PEP 38728	24 Surrendered during year
PEP 38729	25

OFFSHORE TARANAKI BASIN NEW ZEALAND (MAP 6)

PML 38146	50#
PEP 38478	50 Surrendered during year
PEP 38485	33.33

OFFSHORE CANTERBURY BASIN NEW ZEALAND (MAP 7)

PEP 38262	100#



14%
4%
3%
79%
Gas and ethane
LPG
Condensate
Crude oil

2004 Production volume by product (PJe)





In February 2005, an unexpected decline in the Katnook gas field affected deliverability to industrial customers in south-eastern South Australia. This led to a write down in reserves of 13 PJ. The shortfall in deliverability was addressed by the construction of a pipeline to link these customers to the SEA Gas Pipeline.

Development projects

During the year Origin made significant progress in its major development projects:

- **Spring Gully Project (Queensland)**
  In June 2005, Origin's Spring Gully CSG Project was commissioned on schedule and on budget. Spring Gully has commenced supplying contracts with AGL, and will progressively be developed to supply contracts with Queensland Alumina and Incitec Pivot. The current facilities were built at a cost of $199 million and include infrastructure such as a major pipeline to market, a gas processing hub and evaporation ponds. Spring Gully currently has the capacity to deliver 13 PJ of gas each year and can be cost-effectively expanded if required.
- **BassGas Project (Victoria/Tasmania)**
  Origin has a 37.5% interest in the BassGas Project, which will supply 20 PJ of gas and one million barrels of liquids per annum. Originally intended to commence operations in the September quarter of 2004, the project is now scheduled for commissioning in the December quarter of 2005. The delays in the commissioning of the project are the subject of a dispute with contractor Clough Engineering Limited. Despite these delays development drilling was successfully completed and subsequent studies resulted in a 19% upgrade to reserves.
- **Otway Gas Project (Victoria/Tasmania)**
  Origin has a 29.75% interest in the Otway Gas Project, which is developing the Thylacine and Geographe gas fields off the Victorian coast. Regulatory approvals have been received, the project was 42% complete at 30 June 2005, and is on schedule for commissioning in mid-2006.
- **Kupe Gas Project (New Zealand)**
  Origin is the operator and has a 50% interest in the project. Located 30km offshore south of the Taranaki Peninsula, the Kupe gas field will supply around 20 PJ of gas, 1.7 million barrels of condensate and more than 50,000 tonnes of LPG each year. The front-end engineering and design of the offshore facilities has been completed while development planning, assessment of tenders and regulatory approvals are progressing. The current project schedule targets project approval in the March quarter 2006.

Potential drilling program for 2005/06

Area/Basin	No. of wells	Cost ($m)
Cooper	60	16
Denison	5	4
Surat	12	16
Eromanga	–	–
CSG	47	32
Onshore Otway	6	9
Offshore Otway	4	27
Bass	–	–
Onshore Perth	11	15
Offshore Perth	–	–
New Zealand	–	–
Total	145	119

Origin's share of 2P reserves

	Sales gas & ethane PJ	LPG Kt	Condensate Kbbl	Crude oil Kbbl	Total PJe
2P at 30 June 2004	1,972	1,610	21,586	8,876	2,220
Additions and revisions	80	116	(723)	120	83
Production	(66)	(59)	(597)	(2,004)	(83)
2P at 30 June 2005	1,986	1,667	20,266	6,992	2,220
% of reserves	89%	4%	5%	2%	100%
By Basin/Asset					
Cooper/Eromanga	246	415	3,371	2,499	299
Western Australia	19	–	35	4,110	43
Central Queensland	107	76	580	75	114
Otway/Bass	388	863	8,928	308	481
Coal seam gas	1,086	–	–	–	1086
New Zealand	140	313	7,352	–	197

The information in this Reserves Statement has been compiled by Mark Mussared (Offshore) and Peter Lansom (Onshore), both full-time employees of the company. They are qualified in accordance with ASX Listing Rule 5.11 and have consented to the form and context in which the Statement appears.

Sales volume by asset (PJe)

Area/Basin	Region	2005	2004
Cooper	South Australia/Queensland	41.9	42.6
Denison	Queensland	6.7	7.6
Surat	Queensland	6.6	5.2
Moura (CSG)	Queensland	3.4	3.3
Peat (CSG)	Queensland	4.3	4.9
Fairview (CSG)	Queensland	2.1	1.1
Spring Gully (CSG)	Queensland	0.0	0.0
Katnook/Ladbroke Grove	South Australia	5.9	6.0
Heytesbury	Victoria	0.5	0.0
Perth Basin gas	Western Australia	2.3	2.2
Perth Basin oil	Western Australia	9.2	7.2
Tubridgi	Western Australia	3.6	4.9
Total sales volume		86.5	85.0
Total production volume		83.4	81.2

Operations Review Retail

Origin Energy supplies electricity, natural gas and LPG to more than two million customers in Australia, New Zealand and the Pacific. This year Retail delivered an increased contribution despite a challenging competitive environment.

The Retail business experienced mild winter conditions, high levels of customer churn in contestable markets and a significant increase in wholesale purchasing costs for LPG. These adverse conditions were offset by a strong performance in the electricity business and a full-year contribution from an additional 50% of Rockgas purchased in March 2004.

Total Retail energy sales of natural gas, electricity and LPG of 198 PJe increased by 1%. Marginally higher gas and LPG sales more than offset lower electricity sales volumes. Total revenue was $3.1 billion, up 3% on the previous year, mainly due to higher LPG sales.

EBITDA rose by 7% to $254 million. This reflected higher gross margins in the electricity and LPG businesses, partially offset by higher operating costs in the LPG business and increased levels of customers switching retailers in contestable markets.

EBIT grew by 13% to $176 million, reflecting the EBITDA improvements and lower amortisation of hedging contracts acquired from Powercor. The EBIT to sales margin for the year across the Retail business increased from 5.2% to 5.7%.

Retail results are seasonal due to the significant mass market demand for energy over the colder months of July, August and September. This year 62% of the EBITDA and 68% of the EBIT contribution came from the first half of the year.

Heightened levels of competition were experienced in contestable retail markets, with Origin experiencing a net loss of 60,000 customers across the year. Despite these losses Origin continues to serve around 2.1 million customers.

The additional demands of high levels of customer churn were largely absorbed within the existing cost structure due to an ongoing focus on transactional efficiency and the management of working capital. Operating costs for gas and electricity retailing in the mass market increased by only $1.8 million



Origin is a leading Green Power provider with 36% of customers nationally signed to an Origin Green Power product. Pictured above is the GreenZone at the Origin Energy Shop in Nunawading, Victoria, which provides customers with information on green products and helpful hints on energy efficiency and reducing energy usage.*

2.1 million
customers

198 PJe
energy sales, up 1%



compared with last year, despite including an additional $4 million on customer retention and acquisition activities. The cost to acquire customers was contained through the adoption of lower cost and more effective marketing activities.

During the year we added two new products: ChoicePlus, which offers one and two-year free magazine subscriptions to Origin customers in Victoria, South Australia and NSW; and EasyChoice, a dual fuel rebate product offered to Victorian and South Australian residential customers who have been with Origin for 12 months.

Origin is a leader in sales of Green Power, which is sourced from renewable energy generators. At June 2005, there were more than 62,500 customers contracted to GreenEarth and our other Green Power products. Of those, 55,000 are already being billed, which represents 36% of all customers nationally who are signed to a Green Power offering. This proportion increases to 59% of customers within our fully contestable markets.*

GreenEarth Gas, the first product of its type in Australia, was launched in June 2005. Accredited by the Australian Greenhouse Office, GreenEarth Gas offsets the greenhouse gas emissions produced through the production, distribution and use of gas in homes or business by reducing emissions in other activities such as generating renewable energy or implementing energy efficiency projects. Initially launched in Victoria, the availability of GreenEarth Gas gives Origin customers a choice of green products for both gas and electricity.

* Source: National Green Power Accreditation Program.

2004/05 What we said we would do

- Deliver further reductions in cost to serve per customer through automation of manual processing and a review of key customer support processes.
- Minimise the cost to acquire customers through more efficient use of sales channels.
- Maintain market share within contestable mass markets.
- Continue to focus on billing, credit and receipting activities to reduce working capital requirements.
- Continue to pursue tariff outcomes that are not unreasonably constrained by government.
- Increase the number of customers contracted to GreenEarth and other green electricity products to 75,000 by 30 June 2005.
- Continue to maintain LPG margins in a volatile wholesale pricing environment.
- Continue to purchase electricity at a competitive cost within acceptable risk limits.

2004/05 How we went

= An on-going focus on transactional efficiency has enabled the additional demands of high levels of customer churn to be largely absorbed within the existing cost structure.

✓ New lower cost channels to the mass natural gas and electricity markets were introduced. However, operating costs increased by $1.8 million due to costs associated with an increased level of market activity.

✗ Natural gas and electricity customer numbers reduced by 60,000. Including LPG, Origin continues to serve 2.1 million customers.

✓ Entered the New South Wales electricity market and gained 14,000 new customers.

✓ Maintained a strong focus on reducing working capital by improving billing timelines and actively managing debt arrears.

✓ Implemented tariff increases in Victoria consistent with the price path agreed with the Victorian Government in 2003. Achieved an average 6.5% increase in natural gas tariffs in South Australia effective 1 July in 2005, and a 10% natural gas tariff increase in Queensland effective 1 April 2005.

= Increased customers contracted to GreenEarth and other green electricity products from 45,000 to 62,500. Origin retained its position as the leading national retailer of accredited Green Power products.

✗ LPG margins reduced from 33% to 30% of sales due to a 25% increase in the cost of wholesale LPG.

✓ Reduced average purchasing costs for natural gas and electricity.

✓ Achieved = Partially achieved or in progress ✗ Not achieved

Growth – Key Indicators & trends	2005 $m	2004 $m	Change %
TOTAL SALES REVENUE	3,068	2,989	3
EBITDA	254	238	7
EBIT	176	156	13
CAPEX*	76	71	7
ASSETS	1,590	1,669	(5)

** Including acquisitions*

2005/06 Looking forward

- Deliver further reductions in cost to serve per customer through the automation of manual processing and a review of key transactional processes.
- Reduce the cost of acquiring customers through the identification, development and use of more effective and lower cost sales channels.
- Maintain retail margins across natural gas, electricity and LPG.
- Maintain customer numbers and increase market share in new contestable mass markets.
- Reduce the level of customer churn in the Origin mass market customer base through the development of attractive products and services.
- Continue to focus on billing, credit and receipting activities to reduce working capital requirements.
- Continue to pursue tariff outcomes that are not unreasonably constrained by government.
- Increase the number of customers contracted to GreenEarth and other green electricity products to 90,000 by 30 June 2006.
- Continue to purchase electricity at a competitive cost within acceptable risk limits.

Operations Review Retail



During the year, Origin successfully entered the New South Wales electricity market. To support this market entry and help Origin meet its greenhouse gas reduction targets under the NSW Greenhouse Gas Abatement Scheme, we gave away energy efficient light globes at various locations in Sydney, including Sydney Central Plaza pictured above. When accepting the light globes, the recipient signed a form giving Origin the right to create Greenhouse Abatement Certificates from the greenhouse gas reductions that result from the use of the light globes.

The AFL Inside50 program, which we believe is the largest affinity program of its type in the energy sector, has recorded very high retention rates among customers who signed during the first year. The program offers Origin's Victorian and South Australian customers a $50 reduction in their football club membership fees.

Electricity

Origin provides electricity to mass market and large industrial customers, mostly in Victoria where we are an incumbent retailer. Despite an increase in customer numbers, electricity sales volumes declined marginally. Origin successfully entered the New South Wales market gaining 14,000 new electricity customers and also added 38,500 new customers in South Australia. Revenue of $1,670 million was marginally higher than last year reflecting slightly lower volumes offset by modest tariff increases.

The gross margin on electricity sales increased by 14% to $276 million due to reduced purchasing costs.


15.7 TWh
electricity sales,
down 1%


117 PJ
natural gas sales,
up 2%


506 kilotonnes
LPG sales, up 3%



Natural gas

Origin provides natural gas to mass market and large industrial customers in Victoria, South Australia, Queensland and New South Wales. Natural gas volumes were marginally higher at 117 PJ reflecting lower mass market sales but an increase in wholesale gas sales. Mass market sales were lower as the result of milder weather in Victoria and South Australia, and the loss of gas customers following the introduction of mass market competition in South Australia in July 2004. Customer losses were offset in part by a 6.5% average tariff increase for natural gas granted in South Australia from July 2005, and a 10% increase in tariffs in Queensland from April 2005. Sales to larger industrial customers were lower in Victoria and South Australia, however, this was offset by an increase in sales to other wholesale market participants.

Sales in South Australia were affected by an unexpected decline in the Katnook gas field in January 2005. As a result, the deliverability of gas to some customers was affected until a pipeline planned to link the area to the SEA Gas Pipeline was commissioned six months ahead of schedule in May 2005. The South Eastern South Australian Pipeline will bring additional gas supply options into the area to support growth in regional industry around Mt Gambier, Penola and Millicent.

Overall, natural gas revenues were down 1% to $848 million, while the gross margin from natural gas sales declined 6% to $134 million, reflecting the relative increase in sales to larger, lower-margin customers.

LPG

Origin is a wholesaler and retailer of LPG in all Australian states, New Zealand and the Pacific. Sales of LPG increased by 16 kilotonnes to 506 kilotonnes, reflecting a full-period contribution from the Rockgas business in New Zealand. This offset a decrease in sales volumes for the Australian domestic market. In a joint venture with Caltex, Origin retails autogas under the Vitalgas brand. This business is facing increasing pressure from recent market entrants offering discounts with supermarket purchases, and the phasing out of autogas excise benefits.

Escalating world oil prices affected the international Contract Price (CP) for LPG, which rose by 25% to average $519 per tonne across the year. This increased cost was passed through to customers as far as practical and, together with increased volumes, led to a 22% increase in sales revenue. Gross margins increased in absolute terms by 12% to $147 million, although this represented a lower percentage of sales (30%) than in the previous year (33%).

In October 2004, Origin assumed management of the shipping supply logistics required to provide LPG to our Pacific and east coast Australian operations. This includes the full-time charter of two additional supply vessels, which has reduced costs to this part of the business.


Get on board Victoria's
leading energy company

The AFL Inside50 program, which offers Origin's Victorian and South Australian customers a $50 reduction in their AFL club membership fees, has recorded very high retention rates among customers who signed during the first year. Pictured is an advertising campaign to support the program at Flinders Street Train Station in Melbourne.

Operations Review Generation

Origin Energy's Generation business includes a portfolio of peaking and base load power plants and renewable and low-emission technology investments.

Generation's contribution declined due to the non-recurrence of a tax benefit in relation to the Osborne cogeneration plant, and significant investments in developing solar technology and new gas-fired generation plants.

Total sales revenue was up 7% to $125 million.

Revenue received by the Generation business from contracting the capacity of the Ladbroke Grove, Roma and Quarantine Power Stations to the Retail business, amounted to $48 million, an increase of approximately $5 million or 11%.

All internally contracted plants met their availability targets except for Ladbroke Grove which was unable to run for part of the year due to gas deliverability constraints experienced at the gas fields which supply this facility.

The remainder of Origin's power plants are contracted to customers including BP's Bulwer Island refinery in Queensland, Worsley Alumina and Western Power in Western Australia, and NRG Flinders and Penrice Soda Products in Osborne, South Australia. The Mt Stuart Power Station is contracted to Enertrade in Townsville, north Queensland.



The first 10 W solar modules containing Origin's new SLIVER cell technology were produced in late 2004. Our focus is now shifting towards manufacturing larger modules and increasing production capacity.

Sales revenue from externally contracted plants increased by 2% to $76 million. The Mt Stuart Power Station was called upon to run for longer hours, however, this increased revenue was offset by a lower supplementary capacity payment received under the Enertrade Power Purchase Agreement.

Major power plants

Plants	Interest %	Capacity MW	Type	Operation	Availability %	Capacity factor %
Externally contracted						
Osborne	50	180	Cogen	Base	83	66
Worsley	50	120	Cogen	Base	97	94
Bulwer Island	50	32	Cogen	Base	95	78
OneSteel	100	8	Cogen	Base	88	88
Mt Stuart	100	288	OCGT	Peak	97	1
Internally contracted						
Quarantine	100	96	OCGT	Peak	91	7
Ladbroke Grove	100	80	OCGT	Base/ Intermediate	73	70
Roma	100	74	OCGT	Peak	90	7

Cogen: Cogeneration
OCGT: Open cycle gas turbine

An extended planned outage at Osborne caused a lower contribution to revenue. Other income was also significantly lower due to the non-recurrence of the Osborne tax-consolidation gain of $9.4 million.

EBITDA declined by 23% to $53 million. Depreciation and amortisation charges at $26 million were 5% lower than in the previous year, resulting in a downturn in EBIT from $41 million to $27 million.

Renewable and low-emission electricity generation

Origin has begun planning and permitting to achieve the necessary consents to build two high efficiency gas-fired generation plants of up to 1,000 MW each. These plants will provide valuable options to utilise Origin's Queensland coal seam gas and Victoria's Otway Basin resources, as well as an internal hedge for the electricity retailing business.


1.78TWh
total sales, down 3%


883MW
generation capacity*





Environmental and construction permitting processes were 50% complete at 30 June 2005 for the Mortlake project in Victoria and the Spring Gully project in Queensland. Both projects are on schedule for an investment decision in late 2006.

In addition to the development of highly efficient gas-fired generation plants, Origin continues to invest in, and develop, renewable technologies.

In Adelaide, we have a $30 million pilot plant to demonstrate Origin's SLIVER cell technology. This technology aims to increase the availability of solar power by dramatically reducing the amount of silicon required in solar panels. The first 10 W solar modules containing the new SLIVER cell technology were produced in late 2004, and the first sales were secured in June 2005. Our focus is now shifting towards manufacturing larger 70 W modules and increasing production capacity. Negotiations have commenced on international partnering agreements to better access the global solar market.

Origin also has a 15.5% interest in Geodynamics Limited, which is developing a geothermal resource in South Australia's Cooper Basin. Preliminary results from Geodynamics well testing point to a significant energy resource.

During the year, a wind farm development at Troubridge Point in South Australia was put on hold and we sold an option to acquire 50% of the Challicum Hills Wind Farm in Victoria. In 2004, the Australian Government ruled out an increase in the Mandatory Renewable Energy Target and there is not sufficient Federal support to justify expanded investment in proven renewable technologies such as wind farms.

2004/05 What we said we would do

- Progress development approvals for gas-fired generation plant.
- Meet or exceed contracted availability on all power plants.
- Construct the Troubridge Point Wind Farm providing there is an appropriate level of policy support from government.
- Produce SLIVER solar modules for commercial sale commencing March quarter 2005 and secure international SLIVER solar cells licensing agreements.
- Continue to pursue cogeneration projects utilising Greenhouse Gas Abatement Program (GGAP) grant funds as market opportunities arise.

2004/05 How we went

✓ The approval processes for the Mortlake (Victoria) and Spring Gully (Queensland) Power Projects are progressing on schedule.

= Met targeted availability for all power plants except for Osborne and Ladbroke Grove which was impacted by gas supply deliverability constraints.

✗ Construction of the Troubridge Point Wind Farm was put on hold due to limited policy support for proven renewable technologies.

= Produced 10 W SLIVER solar modules and sold the first modules in June 2005.

= Commenced negotiations to secure international licensing of the SLIVER modules.

= Progress was made on a number of proposals which could potentially use GGAP grant funds.

✓ Achieved = Partially achieved or in progress ✗ Not achieved

Growth – Key indicators & trends

	2005 $m	2004 $m	Change %
TOTAL SALES REVENUE	125	117	7
EBITDA	53	68	(23)
EBIT	27	41	(34)
CAPEX*	8	13	(42)
ASSETS	355	339	5

** including acquisitions*

2005/06 Looking forward

- Meet or exceed contracted availability and reliability on all power plants.
- Convert the Ladbroke Grove Power Station to operate on gas supplied from the SEA Gas Pipeline.
- Complete development approvals for merchant power projects at Mortlake (Victoria) and Spring Gully (Queensland) by mid-2006.
- Increase the size of SLIVER solar modules produced and increase plant production capacity.
- Secure an international development and marketing partner for SLIVER solar cell technology.
- Pursue additional contracted generation projects.

Operations Review Networks

Origin Energy's Networks business manages utility networks, and invests in energy infrastructure through its interest in Envestra Limited and the SEA Gas Pipeline.

Earnings in the Networks business increased modestly, aided by a full-year contribution from the SEA Gas Pipeline, partially offset by lower management fees we received from Envestra as the operator of their networks.

Sales revenue declined 6% to $159 million, largely due to reduced capital expenditure and associated lower cost recovery from Envestra. Significant expenditure was incurred during the previous year, on behalf of Envestra, on information technology systems to support the introduction of full retail contestability in South Australia in July 2004, which was not repeated this year.

The SEA Gas Pipeline was commissioned in January 2004 to deliver gas from Victorian gas fields to South Australian markets. In its first full financial year of operation, SEA Gas delivered 32 PJ of gas. The volume of gas transported in the pipeline was boosted in January 2005 when gas from BHP Billiton's Minerva field started flowing to supply International Power's Pelican Point Power Station, and other gas consumers in South Australia. The contribution from the SEA Gas Pipeline increased by 50% to $6.6 million.

The higher contribution from SEA Gas was partially offset by a reduction in management fees from Envestra. While a reduction in operating costs was achieved, mild weather across all markets reduced gas volumes delivered through Envestra's networks by 4 PJ or 3.5%. This put upward pressure on unit operating costs which reduced incentive fees earned.



The Networks business operates natural gas networks on behalf of Envestra. During the year, 365 km of new mains were laid and 131 km of existing mains were replaced to accommodate the increase of customers connected to Envestra's networks.

112.4

natural gas delivered, down 3.5%

947,000

consumers connected to natural gas, up 2%



Origin has a 17.5% stake in Envestra Limited. The distribution received from Envestra was $12.8 million which was the same as in the previous year.

EBITDA of $29.8 million was $0.4 million or 1% higher than in the previous year.

Depreciation and amortisation charges decreased from $2.5 million to $1.7 million due to a lower corporate cost allocation. Consequently EBIT increased by 4% to $28.1 million.

Asset management services

During the year, the number of customers connected to Envestra's networks increased by 2% to 947,000. In order to accommodate this growth, 365 km of new mains were laid and 131 km of existing mains were replaced.

In addition to servicing Envestra's networks, Origin is part of a joint venture with United Utilities that operates and manages the water and wastewater assets of Coliban Water in central Victoria, under a 10-year contract. The joint venture's financial performance was in line with expectations.

Origin also uses its skills in managing utility networks to provide additional maintenance and construction services. This year the Network business completed the construction of natural gas refuelling stations for a Perth bus fleet.

Networks under management (km)

	2005	2004
Natural gas	20,002	19,605
Water	3,448	3,300

2004/05 What we said we would do

- Further increase utilisation of networks under management.
- Achieve further reductions in operating and capital costs.
- Continue to effectively operate and maintain the Coliban Water assets via the joint venture with United Utilities.
- Continue to expand asset management services to new and existing customers.

2004/05 How we went

✓ Connected 21,200 new consumers to gas networks under management.
✓ Reduced capital and operating costs and received operating cost incentive fees under the Envestra contract.
✓ Coliban Water operations continued in line with expectations and all KPIs under the contract have been met.
✓ Laid 365 km of new mains and replaced 131 km of existing mains.
✓ Completed construction of natural gas bus refuelling stations in Perth.

✓ Achieved = Partially achieved or in progress ✗ Not achieved

Growth – Key indicators & trends	2005 $m	2004 $m	Change %
TOTAL SALES REVENUE	159	168	(6)
EBITDA	30	29	1
EBIT	28	27	4
CAPEX*	1	57	(98)
ASSETS	269	272	(1)

** including acquisitions*

2005/06 Looking forward

- Further increase utilisation of networks under management.
- Achieve further reductions in operating and capital costs.
- Continue to effectively operate and maintain the Coliban Water assets via the joint venture with United Utilities.
- Continue to expand asset management services to new and existing customers.



Origin also uses its skills in managing utility networks to provide additional maintenance and construction services. During the year we completed construction of

Operations Review Contact Energy

Origin Energy owns a 51.4% stake in Contact Energy of New Zealand and this was the first year of Contact's contribution to Origin's results.

2,700MW generation capacity*

598,000 customers

Listed on the New Zealand Stock Market, Contact owns a substantial portfolio of thermal, hydro and geothermal generation representing around 27% of New Zealand's installed generation capacity. It has 598,000 gas and electricity customers representing approximately 40% and 28% of these markets, respectively.

Origin completed the acquisition of its controlling interest in Contact on 1 October 2004. The full-year results for Origin include the consolidation of Contact's financial performance for the nine months from that date.

After the recognition of outside equity interests, deducting Origin's acquisition debt funding expenses of $45.5 million (before tax), and other tax and depreciation and amortisation related adjustments, Contact contributed $22.3 million to Origin's net profit after tax.

EBITDA (100% of Contact's adjusted EBITDA converted to A$) was $346 million and EBIT was $250 million.

A number of steps have been taken to maintain the financial and operating strength of Contact's businesses and to ensure that the acquisition adds value to shareholders of both companies.

This has included changes to the Board and senior management of Contact, and changes to corporate governance procedures and the constitution. The reporting period for Contact has been changed to a financial year ending on 30 June to align its reporting with Origin. KPMG has been appointed as common auditors of Origin and Contact.

From financial, operational and strategic perspectives the performance of Contact has matched or exceeded Origin's expectations at the time of acquisition. This reflects the strength of the Contact management team and the significant efforts of its employees.



Contact continues to consolidate its position as New Zealand's leading energy provider. Pictured is Contact's Clyde Hydro Power Station in New Zealand's South Island.

Contact's results reflect the tightening supply/demand balance which led to increasing electricity prices and an increased contribution from its gas business.

From a strategic perspective, Contact has strengthened its medium-term gas requirements and is focused on securing its long-term position. Contact is also investigating opportunities to further develop its geothermal generation assets and upgrade the performance of its thermal generation plants.

After a review of its business, Contact is refocusing its activities in New Zealand including new marketing strategies, and the sale of the start-up business, Red Energy, and its 40% interest in the 300 MW gas-fired Valley Power Station in Victoria.

Contact results consolidated at 100%

	2005 $m
TOTAL SALES REVENUE	1,216
EBITDA	346
EBIT	250
CAPEX*	1,006
ASSETS	4,024

Contact contribution to Origin after outside equity interests

	2005 $m
NET PROFIT AFTER TAX	22.3

* Includes Origin's acquisition of Contact

* Includes outside joint venture interests

Operations Review Sustainability

Origin Energy seeks to ensure all of its activities that impact shareholders, the environment and communities are sustainable. This year we made good progress against our key sustainability priorities.

Health, safety and environment

The safety of our employees, contractors and the communities in which we operate is integral to our business. The Lost Time Injury Frequency Rate decreased to 2.3 from 2.6 injuries per million hours worked a year earlier. The Total Reportable Case Frequency Rate, which includes medical treatment injuries as well as lost time injuries, fell from 20.7 to 17.1. However, the number of contractor lost time injuries increased to 15 from 12 a year earlier.

This year we progressed a number of initiatives to help improve our safety practices particularly in relation to contractors' employees working on Origin projects or at Origin facilities. We are developing a common contractor management procedure for use across the business. The company's Employee Share Plan, which rewards improved financial and safety performance, has been changed to reflect injuries to contractors' as well our own employees.

We manage health, safety and environmental risks across the company through our Health, Safety and Environment Management System (HSEMS). To ensure the HSEMS remains effective in identifying, assessing, and eliminating or minimising the risks associated with our business, an external audit of the implementation of the HSEMS is to be finalised this financial year. Its outcomes and recommendations will be rolled out throughout the business.

As the operator of the BassGas Project, Origin is developing the Yolla gas field in Bass Strait. Our operations at the onshore construction site at Lang Lang in Victoria were for a period of time subject to Improvement Notices from WorkSafe Victoria. The issues raised in the Improvement Notices were addressed and we continue to ensure that our operations are both safe and fully compliant with WorkSafe Victoria requirements.

There were no known breaches of environmental regulations during the period. However, Origin has responsibility for several old contaminated gas manufacturing sites where operations ceased several decades ago. We ensure that all contaminants are carefully managed to avoid any impact on the health of the community and the surrounding environment. Remediation projects took place at:

- Newstead, Queensland where contaminated soil is being removed to an approved landfill, and remediation is expected to be completed by mid-2006.
- Launceston, Tasmania where remediation was completed during March 2005 and is expected to be signed off by the regulator by the end of 2005.
- Osborne, South Australia where treatment by a Penrice Soda by-product is being used to contain and reduce metal contamination on the site. Groundwater is being monitored, and we are keeping the Environment Protection Authority informed of our progress.


Origin

Sustainability Report

More information on Origin Energy's sustainability performance in managing its environmental, social and economic impacts is available in our third Sustainability Report to Stakeholders. The report can be accessed at www.originenergy.com.au/sustainability. We recommend that the Annual Report and Sustainability Report be reviewed together as they give a comprehensive overview of the sustainability of Origin's performance. Our 2005 Sustainability Report to Stakeholders will be available from the March quarter in 2006.

Employees

Following five years of significant growth and the acquisition of Contact Energy in October 2004, an organisational restructure was announced in February 2005 to provide a more effective and streamlined management structure to cope with the increased size and complexity of the company. Under the new structure there are seven key functional areas reporting to the Managing Director, the details of which are reported on page 27.

Operations Review Sustainability

3,232 employees, up by 1%*



The number of Origin employees (excluding Contact) increased during the period by 21 to 3,232.

Key developments to attract and retain employees included:

- The granting of $1,000 worth of shares to full-time employees through the Employee Share Plan reflecting the achievement of the company's financial and safety targets.
- An application to be assessed under the Equal Opportunity for Women in the Workplace Employer of Choice Program.
- The launch of a Matched Giving Program to enable employees to donate to designated charitable organisations via salary deduction. Over 100 employees donated approximately $25,000, which was matched by the company. This excludes employee donations to the Asian tsunami relief efforts. See page 25 for more details.

No time was lost to industrial disputes involving Origin employees. However, industrial disputes experienced by contractors on the BassGas Project contributed to project delays. We are working with the BassGas contractors to minimise the impact of industrial issues going forward.

Government policy and regulation

Our dialogue with Federal and state governments aims to promote a sustainable and competitive energy industry. We made around 60 submissions to policy and regulation reviews and enquiries relating to industry structure, climate change, customer financial hardship and wholesale gas markets.

* Excludes Contact Energy

Key developments which are consistent with Origin's policy position included:

- Establishment of the new Australian Energy Markets Commission and Australian Energy Regulator with agreement to shift various state regulatory functions to a single, national structure; and
- Recognition by state jurisdictions of the relationship between energy supplies and financial hardship, and work in Victoria and South Australia to address this in competitive markets.

There is increasing recognition across government, industry and the community of the importance of climate change for the economy and the energy sector. Origin takes a leadership role in debating the implications of a carbon constrained future and advocates policy frameworks that provide greater certainty for the development of gas-fired and renewable energy generation. Key developments consistent with this position included:

- Extension of the solar Photovoltaic Rebate Program for another two years, to support market uptake; and
- Unanimous state and territory support for a national emissions trading scheme, arguably the most cost-effective policy instrument for meeting long-term targets for reduced greenhouse emissions.

Community consultation

Origin is developing several major capital projects which, in addition to our day-to-day operations, will have an impact on communities in Australia, New Zealand and the Pacific.

We are committed to maintaining effective channels of communication with local communities, and their local and regional governments, as it is they who effectively provide our licence to operate. To assist this process, community consultation guidelines were developed and trialled in several infrastructure projects. During the period, we consulted with communities in relation to the following projects:

Kupe Gas Project This project proposes to extract natural gas and condensate from the Kupe gas field, offshore New Zealand and transfer these products by



Origin is working with local Landcare networks in southern Victoria with the aim of protecting native bush and rehabilitating erosion prone land. Origin staff in Victoria volunteered to plant trees in south-east Gippsland near our BassGas processing plant at Lang Lang.

> We are committed to maintaining effective channels of communication with local communities, and their local and regional governments.

subsea and underground pipeline to an onshore production facility. After six months of community consultation with local iwi and other stakeholders, a comprehensive Assessment of Environmental Effects was issued for public comment. Seven submissions were received from community groups and the matters raised were addressed.

Regional and district government consents have been obtained, but one appeal by a group representing commercial fishing interests, in relation to the subsea pipeline, is to be heard over the coming months in New Zealand's Environment Court.

Origin continues to work with landowners, councils and iwi to obtain access to various land corridors for power, gas and condensate lines required for the project.

Mortlake Power Project Origin is planning and permitting a power station of up to 1,000 MW at Mortlake in western Victoria, and a 70 km gas pipeline to transport natural gas to the site. Work to secure the necessary environmental approvals is well advanced. Two information days were held for local residents and extensive individual landowner briefings have been held.

Spring Gully Project Completed in June, the Spring Gully processing plant will deliver gas to market via a pipeline to the Wallumbilla gas distribution hub in Queensland. The pipeline was completed in February 2005. Prior to construction Origin and the Mandandanji People developed a Cultural Heritage Management Plan to protect aboriginal cultural heritage in the area. Agreements were signed with more than 20 affected landowners, and entry onto one landowner's property required Queensland Government intervention. A gas-fired power station of up to 1,000 MW is proposed for this site. The Queensland Government has accepted an Initial Advice Statement and environmental approvals are underway.



The Matched Giving Program provides employees with the opportunity to undertake volunteering activities. Pictured above (left to right) are Origin employee Sarah Clark with Captain Brendan Nottle and Kris Halliday from the Salvation Army at the Salvation Army's Melbourne Life Centre.

Community support

Key initiatives to ensure the environmental and social sustainability of our operations and provide practical assistance to communities in these areas were as follows:

- Origin's Home Energy Project, designed to raise awareness among secondary school students of the importance of saving energy and reducing greenhouse gas emissions, was distributed to 740 schools in Victoria and South Australia.
- We continued to sponsor the Melbourne CERES Environmental Education Park (through subsidised entry for disadvantaged schools and installing a wind turbine) and the 'Ollie Saves the Planet' primary school program.
- In southern Victoria where Origin has significant exploration and production interests, we are supporting local Landcare networks with the aim of protecting native bush and the rehabilitation of erosion prone land.
- Through the Matched Giving facility, 250 employees donated more than $80,000 and 60 employees volunteered to assist in raising funds for those affected by the Asian tsunami in December 2004. Origin matched this contribution and donated an additional $100,000 to Oxfam's relief efforts.

Operations Review Corporate

Corporate Development

2004/05 What we said we would do

- Continue to review and realise the value from non-core assets and investments.
- Complete the Contact Energy acquisition.
- Continue to evaluate and pursue potential acquisitions.
- Complete remediation of the Newstead site by October 2005.
- Finalise plans for the rehabilitation and sale of remaining major contaminated sites.
- Produce Origin's third Sustainability Report on the company's environmental, social and economic impacts by first quarter 2005.
- Continue to participate in the development of government policy and regulations that encourage a competitive and sustainable energy industry in Australia.
- Continue to pursue climate change regimes that remove uncertainty for the development of renewable energy generation.
- Improve community consultation processes to assist approvals for major projects.

2004/05 How we went

- ✓ Divested interests in the Tubridgi Field in Western Australia and the Carpentaria Gas Pipeline in Queensland.
- ✓ The acquisition of Contact was completed on 1 October 2004.
- ✓ Acquired onshore Otway permits and additional equity in the BassGas Project. Other opportunities were evaluated.
- = Remediation works continued on the Newstead site (Brisbane) and are now expected to be completed by mid-2006.
- ✓ Remediation works have been carried out on sites in Launceston and Osborne (Adelaide). Discussions on the potential sale of appropriate sites have progressed.
- = Origin's third sustainability report was delayed due to a management restructure and released in May 2005.
- ✓ Around 60 submissions were made to government.
- ✓ Dialogue continued with government to promote investment in renewable technologies. Outcomes consistent with Origin positions were achieved on Solar Photovoltaic Rebate Program and state support for an emissions trading scheme.
- ✓ A community consultation and communications guide was completed in January 2005.

2005/06 Looking forward

- Continue to review and realise the value from non-core assets and investments.
- Continue to evaluate and pursue potential acquisitions.
- Complete remediation of the Newstead site by mid-2006.
- Further progress remediation strategies for remaining contaminated sites.
- Continue to participate in the development of government policy and regulations that encourage a competitive and sustainable energy industry in Australia.
- Continue to pursue climate change regimes that remove uncertainty for the development of renewable and low-emission energy generation.

Finance

2004/05 What we said we would do

- Complete funding for the Contact acquisition.
- Integrate Contact's financial reporting activities.
- Complete implementation of the A-IFRS Project to report pursuant to A-IFRS from 1 July 2005.
- Lodge first group consolidated tax return in January 2005.
- Enhance tax and treasury risk management systems and processes.

2004/05 How we went

- = Completed a Rights Issue in April 2005 and US Private Placement in June 2005 to fund the Contact acquisition. The remaining refinancing is in progress.
- ✓ Integrated Contact into Origin's financial reporting.
- ✓ Completed the A-IFRS project to enable reporting from 1 July 2005.
- = Lodged first group consolidated tax return in April 2005.
- = The establishment and implementation of tax and treasury risk management systems are in progress.

2005/06 Looking forward

- Complete the refinancing of the Contact acquisition.
- Finalise the full adoption of A-IFRS.
- Continue to develop and enhance management systems and process improvements for Finance, Tax, Treasury and Information Technology.

Company Secretarial

2004/05 What we said we would do

- Continue to optimise insurance, through improved coverage, and minimise costs.
- Improve corporate practices and policies to achieve higher standards of corporate governance.
- Review the company's risk management systems and processes.

2004/05 How we went

- ✓ The cost of insurance was reduced with improved levels of coverage.
- ✓ Corporate practices improved in key areas of continuous disclosure, remuneration reporting and compliance reporting.
- ✓ Reviewed risk management systems and established improved process for compliance reporting.

2005/06 Looking forward

- Seek further optimisation of insurance through a review of insured limits, deductibles and coverage.
- Continue to improve corporate practices and policies to achieve higher standards of corporate governance.
- Review the audit processes of systems to ensure ongoing compliance with risk management policy.

Human Resources, Health, Safety and Environment

2004/05 What we said we would do

- Reduce lost time and moderate medical treatment injuries per million hours worked from 7.4 to 6.7.
- Satisfy requirements to apply for EOWA Employer of Choice recognition in 2005.
- Continue to minimise disruption to delivery of products or services, resulting from industrial disputes.

2004/05 How we went

- ✓ Employee lost time and moderate medical treatment injuries per million hours worked reduced from 7.4 to 5.5.
- ✓ The Lost Time Injury Frequency Rate decreased to 2.3 from 2.6 last year.
- ✓ The Total Reportable Case Frequency Rate fell from 20.7 to 17.1.
- ✗ The number of contractor lost time injuries increased to 25 from 22 last year.
- ✓ Application submitted for EOWA Employer of Choice by June 2005.
- = Achieved zero time lost to industrial disputes. There were industrial issues with contractors' employees working on the BassGas Project.

2005/06 Looking forward

- Reduce employee lost time and moderate medical treatment plus contractor lost time injuries per million hours worked from 5.5 to 4.4.
- Continue to implement consistent employment practices underpinning Origin's EOWA application.
- Continue to minimise disruption to delivery of products or services, resulting from industrial disputes.

✓ Achieved = Partially achieved or in progress ✗ Not achieved

Senior Management Team



Karen Moses

Chief Operating Officer
Australian Operations
Aged 48

Karen Moses is responsible for effectively managing the integrated operations of Origin within Australia including oil and gas production; power generation; and the trading and retailing of natural gas, electricity and LPG. Prior to joining Origin, she held development and trading roles in the Exxon Group (1983-94). Karen Moses is on the Board of Contact Energy, a Director of VENCorp and Chair of the Safety and Emergency Committee, and an Industry Council member of the World LP Gas Association. She has an Economics degree and Diploma of Education from the University of Sydney.



Andrew Stock

Executive General Manager
Major Development Projects
Aged 53

Andrew Stock is responsible for Origin's major capital development projects in upstream petroleum and power generation, and its low-emissions technology businesses. He is a Director of Geodynamics Limited. He previously held senior management positions in energy marketing, oil and gas, and petrochemical industries. He has a Chemical Engineering degree (Honours) from the University of Adelaide, is a Fellow of the Institution of Engineers Australia, and a member of the Australian Institute of Company Directors.



Robbert Willink

Executive General Manager
Exploration
Aged 52

Since 1995, Robbert Willink has been responsible for exploration and onshore conventional drilling operations at Origin. Previously Exploration Manager at SAGASCO Resources (1988-95), he was also a Petroleum Geologist with Shell in Australia, Oman and Turkey, and was a Senior Lecturer in Petroleum Geology at the University of Adelaide (1997). He has a Science degree (Honours) from the University of Tasmania and a Doctorate in Philosophy (Geology) from The Australian National University. He is a member of the Petroleum Exploration Society of Australia, and the Australian Petroleum Production and Exploration Association's Exploration Committee.



Frank Calabria

Chief Financial Officer
Aged 37

Responsible for the finance, procurement and IT functions, Frank Calabria joined Origin in November 2001. He previously held senior finance positions with Pioneer International Limited, Hanson plc and Hutchison Telecommunications. He has an Economics degree from Macquarie University and a Masters of Business Administration (Executive) from the Australian Graduate School of Management. He is an Associate of the Institute of Chartered Accountants of Australia and Securities Institute of Australia.



David Hunt

Executive General Manager
Corporate Development
Aged 42

In this role David Hunt is responsible for planning, business development, group risk reporting, asset management, public and government affairs and investor relations. He was previously the General Manager Corporate Development for Contact Energy. Prior to joining Contact, David Hunt held a number of positions in the government sector, including economic adviser to the Minister of Finance, Energy Policy Manager at the Treasury, and economic counsellor at the New Zealand High Commission in London. He has an Arts degree (Honours) from Massey University (New Zealand).



Maree Taylor

Executive General Manager
Human Resources,
Health, Safety & Environment
Aged 46

Maree Taylor is responsible for human resources and the company's Health, Safety and Environment Management System. She was previously Vice President, Human Resources (Europe, Middle East and Africa) for Computer Sciences Corporation and Human Resources Director for Apple Computers Australia and Sterling Pharmaceuticals. She has a Bachelor of Arts and an Education Diploma from the University of Newcastle, a Masters of Management from Macquarie University and a Company Directors' Diploma from the Australian Institute of Company Directors.



Bill Hundy

Company Secretary
Aged 47

Having joined Origin in July 2001, Bill Hundy is responsible for the company secretarial, legal and insurance functions. He was previously Company Secretary of Email Limited and Placer Pacific Limited. He has Law and Commerce degrees from the University of New South Wales. He is a Fellow of the Chartered Institute of Secretaries and the Australian Institute of Company Directors.

The Board


1. 2. 3.

1. **Kevin McCann** AM
Independent Non-executive Chairman
Aged 64

Kevin McCann joined the Board and was appointed Chairman in February 2000. He is a member of the Audit, Remuneration, Nomination and HSE Committees. He practiced as a commercial lawyer at Allens Arthur Robinson, a national law firm, specialising in mergers and acquisitions, mineral and resource law and capital market transactions for over 34 years. He retired as Chairman of Allens Arthur Robinson in December 2004. Kevin McCann is Chairman of Healthscope Limited (since March 1994), Triako Resources Limited (since April 1999) and Sydney Harbour Federation Trust. He is lead independent Director of Macquarie Bank Limited (a Director since December 1996) and a Director of BlueScope Steel Limited (since May 2002).

He is also a member of the Takeovers Panel and the Defence Procurement Advisory Board. He was previously a Director of Ambri Limited (August 2001 to November 2002) and Macquarie Communications Infrastructure Group (June to December 2002). He has an Arts degree, a Law degree (Honours), a Masters in Law and is a Fellow of the Australian Institute of Company Directors.

His extensive legal and commercial expertise, particularly in the resources industry, and his service on a number of successful Australian company boards has been valuable to the Origin Board and in his role as Chairman.

2. **Grant King**
Managing Director
Aged 50

Grant King was appointed Managing Director of Origin at the time of its demerger from Boral Limited in February 2000 and was Managing Director of Boral Energy from 1994. Prior to joining Boral, he was General Manager, AGL Gas Companies. Grant King is Chairman of Contact Energy Limited (since October 2004) and a Director of Envestra Limited (since June 1997) and Energy Supply Association of Australia Limited (since November 2004). He is a Councillor of the Australian Petroleum Production and Exploration Association and Councillor of the Australian Graduate School of Management. He is a past Director and Chairman of Oil Company of Australia Limited (August 1994 to October 2003) and the Australian Gas Association. He has a Civil Engineering degree and a Masters of Management.

3. **Bruce Beeren**
Non-executive Director
Aged 56

Bruce Beeren joined the Board in March 2000 and is a member of the Audit, Nomination and HSE Committees. With over 30 years experience in the energy industry, he was establishment Chief Executive Officer of VENCorp and held a number of senior management positions at AGL, including Chief Financial Officer and General Manager, AGL Pipelines. Bruce Beeren retired from his position as Executive Director on 31 January 2005 and continues on the Origin Board as a non-executive Director. He is a Director of Contact Energy Limited (since October 2004), Envestra Limited (since May 2000), Coal & Allied Industries Limited (since July 2004), Baycorp Advantage Limited (since September 2004) and Equipsuper Pty Limited (since August 2002). He has a Science degree, a Commerce degree and a Masters of Business Administration, and is a Fellow of CPA Australia and the Australian Institute of Company Directors.

Bruce Beeren's extensive energy industry experience and financial expertise has proven valuable and he brings to the Board an understanding of the key issues that the company faces.


4.
5.
6.
7.

4. **Trevor Bourne**
Independent Non-executive Director
Aged 59

Trevor Bourne joined the Board in February 2000 and is Chairman of the Remuneration Committee and a member of the Nomination and HSE Committees. He retired in December 2003 as Chief Executive Officer of Tenix Investments Pty Limited. Previously Managing Director of Brambles Australia Limited, he also held a number of directorships in various Brambles subsidiaries and joint ventures. Trevor Bourne is Chairman of Hastie Group Limited (since November 2004), a Director of Coates Hire Limited (since February 2004) and Lighting Corporation Limited (since February 2004). He has a Mechanical Engineering degree (with Merit) and a Masters of Business Administration.

His broad business background and his leadership experience ensures that he brings to the Board an understanding of the key issues that will drive the company's success.

5. **Colin Carter**
Independent Non-executive Director
Aged 62

Colin Carter joined the Board in February 2000 and is Chairman of the HSE Committee and a member of the Remuneration and Nomination Committees. Previously a management consultant at The Boston Consulting Group, he is now a Senior Advisor to that firm. Colin Carter currently holds directorships of Melbourne 2006 Commonwealth Games Corporation Pty Limited, Wesfarmers Limited (since September 2002), SEEK Limited (since March 2005) and several not-for-profit organisations. He is also Chairman of the Indigenous Enterprise Partnerships and is a Commissioner of the Australian Football League. He has a Commerce degree and a Master of Business Administration degree. He brings wide industry knowledge and experience in strategy and governance issues to Board deliberations.

6. **Helen Nugent** AO
Independent Non-executive Director
Aged 56

Helen Nugent joined the Board in March 2003 and is a member of the Audit, Remuneration, Nomination and HSE Committees. Previously Director of Strategy for Westpac Banking Corporation from 1994 to 1999, and a Director of United Energy Limited from 1999 to 2002, Helen Nugent is currently Chairman of Swiss Re Life & Health (Australia) Limited and Funds SA, and a Director of Macquarie Bank Limited (since June 1999), Carter Holt Harvey Limited (since May 2003), UNiTAB Limited (since July 1999) and Freehills. She holds a Bachelor of Arts, a Doctorate of Philosophy and a Masters of Business Administration. She is also a Fellow of the Australian Institute of Company Directors.

Her extensive commercial, risk management and strategic expertise, as well as her experience on the boards of a number of major companies has been of value to the Board.

7. **Roland Williams** CBE
Independent Non-executive Director
Aged 66

Roland Williams joined the Board in February 2000 and is Chairman of the Audit Committee and a member of the Nomination and HSE Committees. He retired in June 1999 as Chairman and Chief Executive of Shell Australia Limited. Roland Williams was previously Chairman of Australian Magnesium Corporation Limited (July 2000 to November 2003) and a Director of United Group Limited (November 1999 to November 2003). He is a Director of Boral Limited (since 1999) and COSCO Oceania Pty Limited and a Council Member of Australian Strategic Policy Institute Limited. He holds a Chemical Engineering degree (Honours) and a Doctorate of Philosophy, and is a Fellow of the Australian Institute of Company Directors.

His extensive experience in the petroleum and resources industry and broad commercial expertise has proven valuable to the Board and in his role as Chairman of the Audit Committee.

Origin Energy's Board and management are committed to acting responsibly, ethically and with the highest standards of integrity as the company strives to create shareholder value.

This requires sound corporate governance principles and practices to be adopted by the Board and implemented with commitment through all levels of management and staff.

This statement reflects the practices of Origin during the year and to the date of this report.

1. **Compliance with the ASX Corporate Governance Council Best Practice Recommendations**

The ASX Listing Rules require companies to include in their annual report a statement disclosing the extent to which they have followed the ASX Corporate Governance Council Best Practice Recommendations in the reporting period ('Recommendations').

At the date of this report, Origin considers that its governance practices comply with all of the Recommendations as disclosed in the following statement. A table summarising Origin's compliance with the Recommendations is available on the company's website.

2. **The Board of Directors membership and expertise of the Board**

The Board of Directors comprises six non-executive Directors and one executive Director, the Managing Director.

The current Board composition, with details of Directors' skills, experience and special expertise is set out on pages 28 and 29 of this Annual Report and on the company's website.

ASX Best Practice Recommendation 2.5

2.1 Board role and responsibilities

The Board is accountable to shareholders for the performance of the company.

The Board has formalised its roles and responsibilities into a charter that defines the matters that are reserved for the Board and has approved specific matters that are delegated to management.

The specific responsibilities of the Board include:

- Approving the strategic direction, policies and budgets of the company and seeing that these are followed;
- Approving major investments and monitoring the return on those investments;
- Monitoring financial performance including approval of the annual and half year financial statements and reports;
- Appointing the Managing Director and monitoring the performance of the Managing Director and senior management;
- Overseeing the remuneration, development and succession planning for the Managing Director and senior management, and requiring that appropriate human resource management systems are in place;
- Approving the risk profile of the company and the company's financial capacity to absorb risk;
- Requiring that appropriate risk management systems are established and reports on performance are regularly reviewed;
- Reviewing and approving the company's compliance systems and corporate governance principles;
- Requiring that the company provides continuous disclosure of information to the investment community, and that shareholders have all information they reasonably require to make informed assessments of the company's prospects;
- Overseeing the company's commitment to its values, sustainable development, the environment, and the health and safety of employees and contractors; and
- Overseeing the protection and enhancement of the company's reputation.

The Board has delegated to management responsibility for managing day-to-day operations in accordance with policies, the code of conduct, and delegated limits of authority approved by the Board. The limits of authority define matters that are delegated to management and those that require Board approval and are reviewed on a regular basis.

Origin's Board Charter is available on the company's website.

ASX Best Practice Recommendations 1.1, 7.3

2.2 Board size and composition

The Board's size and composition is determined by the Directors within the limits imposed by the Constitution. The Constitution provides that the maximum number of Directors is 12 and the minimum is five. The size of the Board has been set in accordance with the Constitution at seven Directors.

As at 30 June 2005, there were seven Directors, comprising five independent non-executive, one non-executive non-independent Director and one executive Director.

ASX Best Practice Recommendation 2.1

2.3 The selection and role of the Chairman

The Chairman is selected by the Board from the non-executive Directors.

The Chairman is responsible for leading the Board, ensuring that Board activities are organised and efficiently conducted, and for ensuring Directors are properly briefed for meetings.

The role and responsibilities of the Chairman are separate from that of the Chief Executive Officer.

The current Chairman, Kevin McCann, is a non-executive independent Director appointed by the Board.
ASX Best Practice Recommendations 2.2, 2.3

2.4 Directors' independence

Origin recognises that independent Directors have an important role in ensuring that the Board fulfils its responsibilities and holds management accountable for the performance of the company.

The Board has adopted a policy that its composition should include a majority of non-executive Directors and a majority of independent Directors.

The Board has determined a definition of an independent Director based on its assessment of best practice, and having regard to the nature of Origin and its businesses. This definition is available on the company's website.

Each year, the Board assesses the independence of its non-executive Directors in light of the interests disclosed by those Directors. It has formed the view that as at 30 June 2005, the Chairman and four of the non-executive Directors were independent. Those Directors satisfy the definition of independence as adopted by Origin, and the definition within the Recommendations.

Origin is a supplier of energy related products and services to commercial and mass market customers, and is a purchaser of goods and services in the course of its business. Certain Directors of Origin are customers, and are also Directors of other entities which acquire goods and services from Origin, or supply goods and services to Origin in the ordinary course of business. Those transactions are approved by management within delegated limits of authority and the Directors do not participate in the decision by Origin to enter into such transactions. The Board has determined that such arrangements do not amount to significant contractual arrangements which impact upon the independence of Directors.

ASX Best Practice Recommendations 2.1, 2.5

2.5 Avoidance of conflicts of interest by Directors

In accordance with the Corporations Act, any Director with a material personal interest in a matter must not be present when the matter is being considered and may not vote on the matter.

The Board has adopted a procedure to ensure that any Director who may have a conflict of interest is precluded from considering or voting on the matter giving rise to that conflict.

Where any transactions are to be considered by the Board that relate to Directors or their related parties, or where any potential conflicts of interest arise, the Directors concerned are required to declare their interests in any dealings between the company and their related parties. Where appropriate, Directors with such interests take no part in decisions and do not participate in discussions, nor receive any papers from the company pertaining to those matters. The Board regularly reviews the register of Directors' interests and related parties, and all new declarations by Directors are advised to all other Directors.
ASX Best Practice Recommendation 3.1

2.6 Meetings and the work of the Board

The Board meets on at least 12 days each year including a strategic planning session over a two day period. If required, the Board meets at other times to deal with specific matters requiring attention between scheduled meetings.

For each Board meeting, an agenda is prepared by the Managing Director, the Chairman and the Company Secretary to ensure that there is adequate coverage of operational, financial, strategic, regulatory and other major risk areas throughout the year.

Executive management regularly attends Board meetings to report on specific matters. Each month, Directors receive an operating report, health safety and environment report, and reports from the Chief Financial Officer.

In conjunction with, or in addition to, scheduled Board meetings, the non-executive Directors meet together without the presence of the executive Directors or management at least once a year.

2.7 Performance reviews

Board

Each year the Board reviews the individual performance of Directors who are seeking re-election at the next Annual General Meeting. This review is undertaken by the Directors not seeking re-election who will make a recommendation to shareholders on the Directors standing for re-election. The term of each non-executive Director is three years, which is renewable for further terms upon the review and approval of the other Directors, and the re-election by shareholders at the Annual General Meeting.

Every second year, the Directors undertake a review of the whole Board and Board committee performance and their activities. This includes a review by management of the Board and Board committee performance.
ASX Best Practice Recommendation 8.1

Key executives
The Board oversees the performance of the Managing Director and key executives.

Each year the performance of the Managing Director is assessed by the Board. The Managing Director presents a stewardship report to the Board which formally reviews his performance. The presentation includes financial performance, growth, the economic and business environment, human resources and other achievements.

The performance of key executives is reviewed by the Managing Director each year and presented to the Board. The presentation includes financial performance as well as the meeting of personal objectives set at the beginning of the year.

The performance reviews of the Managing Director and key executives are considered by the Remuneration Committee in the assessment of future fixed remuneration, and the award of performance related remuneration in the form of short-term and long-term incentives. This is described further in the Remuneration Report on page 40.
ASX Best Practice Recommendation 8.1

2.8 Nomination and appointment of new Directors
Nomination and recommendation of new Directors are made by the Board Nomination Committee. The whole Board decides on the appointment of new Directors. In considering new appointments, the Board assesses the suitability of a prospective Director by taking into account the appropriate skills and characteristics needed by the Board to maximise its effectiveness, considering the present and future needs of the company. The Board recognises that it is important that it undergoes a regular process of renewal through a review of membership. The policy for the identification and appointment of new Directors is managed through the Nomination Committee which applies a number of criteria in the selection and appointment of new Directors, including the following:

- Outstanding capability and business acumen with broad senior commercial experience;
- Cultural fit with the existing Board and empathy with the company's culture;
- High level of personal integrity and an enquiring mind;
- An ability to work within a team;
- An independent mind and freedom from conflicts that may affect the ability to act independently; and
- Time available to meet the commitment required.

In addition, the composition of the Board should be such that the Directors must work together effectively to combine and leverage their skills, knowledge and experience to provide leadership to the company in generating value for shareholders, and meeting the expectations of other stakeholders.

In seeking candidates, the Nomination Committee is able to engage consultants to identify or assess candidates for new positions. The Nomination Committee will make a recommendation to the full Board which will decide on new appointments. All appointments of non-executive Directors made by the Board are subject to re-election by shareholders.

New Directors are provided with a letter of appointment, setting out their responsibilities, rights and the terms and conditions of employment. New Directors participate in a comprehensive induction program through which they are briefed by management on financial, strategic, operational and risk management issues.

Origin's Constitution provides for new Directors appointed by the Board to stand for election by the shareholders at the following Annual General Meeting, and for all Directors, other than the Managing Director, to stand for re-election every three years. An election of Directors is held at every Annual General Meeting.
ASX Best Practice Recommendation 2.5

2.9 Board access to information and advice
Directors have a right of access to company employees, advisers and records. In relation to their duties and responsibilities, Directors have access to the advice and counsel of the Chairman and Company Secretary, and have the right to seek independent professional advice at the company's expense, if required, after prior consultation with the Chairman.

As approved by shareholders, the company has entered into a Deed of Access with each Director giving them a right of access to all documents that were provided to them during their time in office, for a period of seven years after ceasing to be a Director.
ASX Best Practice Recommendation 2.5

3. Board committees

3.1 Committee structure and membership
The Board has established four Board committees to assist in the execution of its duties and to allow detailed consideration of complex and significant matters. The four committees are the Audit, Nomination, Remuneration and Health, Safety and Environment Committees.

Each of these committees has its own written charter approved by the Board. The charters set out the committees' corporate governance roles and responsibilities, composition, structure, membership requirements and the manner in which the committees are to operate. Minutes of committee meetings are tabled at the next Board meeting and additional requirements for specific reporting by the committees to the Board are addressed in the committee charters.

All charters are reviewed annually and are available on the company's website.

3.2 Audit Committee

The Audit Committee comprises four non-executive Directors, three of whom are independent Directors:

J R Williams (Chairman)	(Non-executive independent)
H K McCann	(Non-executive independent)
H M Nugent	(Non-executive independent)
B G Beeren	(Non-executive)

The Audit Committee oversees the structure and management systems that ensure the integrity of the company's financial reporting.

The Audit Committee has appropriate financial expertise and all members have an understanding of the industries in which Origin operates. The Chairman of the Audit Committee may not be the Chairman of the Board.

The committee meets a minimum of four times per year. An agenda for each meeting is prepared with comprehensive papers circulated to the committee members for each meeting. Both the internal and external auditor attend meetings of the committee. The Managing Director attends meetings at the invitation of the Chairman of the committee.

The Audit Committee reviews the half yearly and annual financial reports, and makes recommendations to the Board on the adoption of the financial statements. The committee provides the Board with additional assurance regarding the quality and reliability of financial information. The committee has the authority, within the scope of its responsibilities, to seek information from any employee or external party.

The internal auditor and the external auditor have direct access to the Chairman of the Audit Committee, and meet with the committee without Executive Directors or other management present at each scheduled meeting.

The committee reviews the independence of the external auditor, including the nature and level of non-audit services provided, and reports to the full Board on this issue every six months.

The Charter of the Audit Committee is available on the company's website.

ASX Best Practice Recommendations 4.2, 4.3, 4.4, 4.5

3.3 Remuneration Committee

Four independent non-executive Directors are the members of this committee:

T Bourne (Chairman)	(Non-executive independent)
H K McCann	(Non-executive independent)
C B Carter	(Non-executive independent)
H M Nugent	(Non-executive independent)

The aims of the committee are to ensure that remuneration is consistent with market practice and that the company is able to attract, develop and retain its people. As required by the committee, the Managing Director is invited to attend meetings to discuss senior executives' performance and remuneration.

The remuneration of the Managing Director and senior executives is reviewed annually by this committee against the performance of both the company and the individual with appropriate recommendations then being made to the Board.

The committee also oversees and monitors the company's policies on remuneration including:

- General remuneration practices;
- Performance management;
- Share plans and incentive schemes;
- Superannuation; and
- Recruitment and termination.

The Remuneration Committee Charter is available on the company's website and further information on remuneration is on pages 35 and in the Remuneration Report on pages 39 to 45.

ASX Best Practice Recommendations 9.2, 9.5

3.4 Health, Safety and Environment Committee

To oversee Origin's commitment to health, safety and environment (HSE), Origin has an HSE Committee comprising the full Board:

C B Carter (Chairman)	(Non-executive independent)
H K McCann	(Non-executive independent)
T Bourne	(Non-executive independent)
H M Nugent	(Non-executive independent)
J R Williams	(Non-executive independent)
B G Beeren	(Non-executive)
G A King	(Executive)

A report on health, safety and the environment is made to each Board meeting and the HSE Committee meets separately on four occasions to undertake a more comprehensive review. The committee seeks to establish, maintain and monitor practices that protect employees, contractors and the general public, as well as striving for best practice in sustainable environmental management.

The HSE Committee Charter is available on the company's website.

3.5 Nomination Committee

The Nomination Committee comprises six non-executive Directors, five of whom are independent Directors:

H K McCann (Chairman)	(Non-executive independent)
T Bourne	(Non-executive independent)
C B Carter	(Non-executive independent)
H M Nugent	(Non-executive independent)
J R Williams	(Non-executive independent)
B G Beeren	(Non-executive)

The Nomination Committee supports and advises the Board to ensure that the Board is comprised of the individuals who are best able to discharge the responsibilities of Directors. This is achieved by:

- Assessing the skills required by the Board;
- Conducting reviews of the Board;
- Establishing processes to identify suitable Board candidates; and
- Recommending Directors' appointment, Board and committee structure.

The Nomination Committee Charter is available on the company's website.

ASX Best Practice Recommendations 2.4, 2.5

4. External audit

4.1 External audit role

The Board regards the external auditor as a key protector of shareholders' interests, and believes that the auditor's independence is essential to ensuring that the company's financial reports are true and fair, and meet the highest standards of financial integrity.

4.2 External audit policy

The company has adopted a policy to monitor and maintain the independence of the external auditor and which governs the relationship between the auditor and the Board and management.

Key elements of this policy are as follows:

- Commitments required from the external auditor in relation to their ongoing independence, including six monthly independence declarations and a two year delay before engagement or review partners can be employed by Origin;
- Audit partner rotation at least every five years with a two year cooling off period;
- Guidance on the provision of non-audit services by the external auditor, including general and specific examples of prohibited services, and details of the approval process for any acceptable non-audit services proposed; and
- Responsibilities and processes relating to the selection, appointment, review and removal of the external auditor.

ASX Best Practice Recommendation 4.5

4.3 Attendance at Annual General Meetings

Origin's external auditor attends the Annual General Meeting and is available to answer shareholder questions.

ASX Best Practice Recommendation 6.2

5. Risk management compliance and internal controls

The Board has adopted an overarching policy which governs the overall approach of the company to the management of risk.

The Board is responsible for seeing that there are appropriate policies in relation to risk oversight and management, and internal control systems. The company's policies are designed to ensure strategic, operational, legal, reputational, commodity and financial risks are identified, assessed, addressed and monitored to enable achievement of the company's business objectives. Specific risks are covered by insurance and Board approved policies for hedging of interest rates, foreign exchange rates and commodities.

The Board requires the company and its executives to conduct all business activities in a manner that complies both with the law and Board approved delegated limits of authority. Controls at the Board, executive and business unit levels are designed to safeguard the company and stakeholders' interests including compliance with authority limits, occupational health and safety, employment practices, environmental matters and trade practices.

Considerable importance is placed on maintaining a strong control environment. There is an organisation structure with clearly drawn lines of accountability. Detailed control procedures cover management, accounting, financial reporting, project appraisal, environment, health and safety, information technology, security, compliance and other key risk management areas. The internal audit function has a mandate for reviewing and recommending improvements to controls, processes and procedures used by the company across its corporate and business activities, and it reports to both business unit management and the Audit Committee.

Apart from ongoing management review, detailed questionnaires on key aspects of operational and financial risks are completed on a half yearly basis, reviewed by senior management and the Audit Committee, and reported to the Board.

When presenting financial statements for approval the Managing Director and Chief Financial Officer provide a formal statement to the Board that:

- The company's financial statements present a true and fair view in all material respects of Origin's financial condition and operational results, and are in accordance with the relevant accounting standards;
- The company's financial statements are founded on a sound system of risk management and internal compliance and control, which implements policies adopted by the Board; and
- The risk management and internal control systems are sound and operating effectively in all material respects.

The company's Risk Management Policy is available on the company's website.

ASX Best Practice Recommendations 4.1, 7.1, 7.2, 7.3

6. **Remuneration**

6.1 Executive remuneration

The Board, through the Remuneration Committee, ensures that executive remuneration is fair and reasonable, having regard to the need to attract, retain and develop talented people and deliver value to shareholders.

Origin seeks to pay executives at the median for comparable positions, with the opportunity to earn at the top quartile through performance-based incentives for outstanding achievement.

Remuneration for senior executives comprises fixed remuneration, and short-term and long-term incentives.

The incentives are driven by a combination of the company's results and individual performance. Short-term incentives paid are dependent upon the achievement of operating and financial targets set at the beginning of each year.

Long-term incentives include a shareholder approved Senior Executive Option Plan under which share options are awarded to key executives as a reward for performance during the year and as an incentive for future performance.

Further information on the Remuneration Policy and the remuneration of the six highest paid executives of the company and its controlled entities, including share options issued under the rules of the Senior Executive Option Plan and performance hurdles, are provided in the Remuneration Report on pages 39 to 45.

Origin's Remuneration Policy is available on the company's website.

ASX Best Practice Recommendations 8.1, 9.1, 9.2, 9.3, 9.4, 9.5

6.2 Remuneration of Non-executive Directors

Non-executive Directors are remunerated separately from executive management.

The payment of non-executive Directors' fees within the limit set by shareholders is reviewed annually, using external data and advice to ensure that such fees are reasonable and consistent with market norms.

Further information on the remuneration of non-executive Directors is included in the Remuneration Report on pages 39 to 45.

ASX Best Practice Recommendations 9.1, 9.3, 9.5

7. **Corporate responsibility and sustainability**

7.1 Sustainability

Origin is committed to ensuring that all aspects of its activities as they impact upon shareholders, the environment and the community in which it operates, are sustainable.

Origin produces a Sustainability Report annually, reporting on the company's environmental, social and economic impacts, which is available on the company's website.

ASX Best Practice Recommendations 3.1, 10.1

7.2 Conduct

Compliance with the law and acting with a high level of integrity is expected of all Directors and employees.

Origin has developed a set of commitments and values that are set out on the inside front cover and page 5 of this report.

Consistent with these commitments and values, Origin has developed and implemented policies which govern the conduct of Directors and employees in their pursuit of company objectives.

Origin encourages the reporting of unlawful and unethical behaviour, actively promotes and monitors compliance with its policies, and protects those who report breaches in good faith.

A summary of Origin's Code of Conduct is available on the company's website.

ASX Best Practice Recommendations 3.1, 3.3, 10

7.3 Securities dealings

Origin has adopted a policy concerning trading in the company's securities by Directors, officers and employees.

The policy precludes Directors, officers and all employees of Origin from dealing in securities in the company from 1 July each year until announcement of preliminary final results, and from 1 January each year until announcement of half yearly results. Share trading is prohibited at any time by a Director, or any officer or employee of the company, if they are in possession of price sensitive information that is not available to the market and that could reasonably be expected to influence the market. Directors and employees may not engage in short term dealings in securities of the company at any time.

Directors and senior management must give prior notification for any proposed dealing to the Company Secretary. Any transaction conducted by Directors in shares of the company is notified to the ASX and all other Directors. Each Director has entered into an agreement with the company to provide information to allow the company to notify the ASX of any share transaction within five business days.

Origin's Dealing in Securities Policy is available on the company's website.

ASX Best Practice Recommendations 3.2, 3.3

7.4 Continuous disclosure and shareholder communications

Origin has established written policies and procedures to ensure compliance with its continuous disclosure obligations and to ensure accountability at a senior management level for that compliance.

Origin is committed to the provision of timely, full and accurate disclosure, and keeps the market informed by quarterly releases detailing its exploration, development and production activities, as well as providing an annual report and half yearly report to shareholders. Origin discloses all material matters to the ASX and the media immediately as required by ASX Listing Rules, with all releases posted on the company's website immediately after release to the ASX.

The company has complied throughout the year with its obligations to provide continuous disclosure of information to the market. The Company Secretary is primarily responsible for communications with the ASX and the company's compliance with ASX listing rules obligations.

Copies of investment presentations are released to the ASX and promptly posted to the company's website, as are other reports not material enough for an ASX announcement. Shareholders are able to subscribe to an email notification service to receive immediate notice of any announcements released by the company.

Origin's external auditor attends each Annual General Meeting. Shareholders' right to ask questions of the auditors as to the conduct of the audit and the preparation of the auditor's report is respected and implemented. Origin broadcasts its major results announcements and Annual General Meeting on its website.

The Continuous Disclosure Policy and Origin's strategy on communications with shareholders are available on the company's website.
ASX Best Practice Recommendations 6.1, 6.2.

Directors' Report

In accordance with the Corporations Act 2001, the Directors of *Origin Energy Limited report on the company and the consolidated* entity, being the company and its controlled entities ('Company'), for the year ended 30 June 2005.

1. Directors

The Directors of Origin Energy Limited at any time during or since the end of the financial year are:

H Kevin McCann (Chairman)
Grant A King (Managing Director)
Bruce G Beeren
Trevor Bourne
Colin B Carter
Dr Helen M Nugent
Dr J Roland Williams

2. Directors' and secretary's qualifications, experience and special responsibilities

Information relating to current Directors' qualifications, experience and special responsibilities and the qualifications and experience of the Company Secretary at the date of this report is set out on pages 27 to 29.

3. Directors' meetings

The number of Directors' meetings, including Board committee meetings, and the number of meetings attended by each Director during the financial year are shown in the table below:

	Board meetings		Meetings of Board committees: Audit		Remuneration		HSE		Nomination	
Directors	H	A	H	A	H	A	H	A	H	A
H K McCann	15	15	4	4	3	3	2	2	1	1
G A King	15	15					2	2		
B G Beeren	15	15	2	2			2	2		
T Bourne	15	15			3	3	2	2	1	1
C B Carter	15	13*			3	3	2	2	1	1
J R Williams	15	15	4	4			2	2	1	1
H M Nugent	15	15	4	4	3	3	2	2	1	1

*Mr Carter attended eight scheduled meetings and five special meetings during the year
H: Number of meetings held during the time that the Director held office or was a member of the committee during the year. There were nine scheduled meetings and six special Board meetings held during the year.
A: Number of meetings attended.

4. Directors' shareholdings

The relevant interests of each Director in the shares, debentures, interests in registered schemes and rights or options over such instruments issued by the companies within the consolidated entity and other related bodies corporate, as notified by the Directors to the Australian Stock Exchange in accordance with section 205G (1) of the Corporations Act 2001, at the date of this report is as follows:

Director	*Ordinary shares and prescribed interests in Origin Energy Limited as at 29 August 2005*	*Options over ordinary shares of Origin Energy Limited as at 29 August 2005*	*Ordinary shares and prescribed interests in Contact Energy Limited as at 29 August 2005*
H K McCann	253,286	-	-
G A King	239,613	1,750,000[1]	-
B G Beeren	549,647	800,000[2]	-
T Bourne	33,786	-	-
C B Carter	26,625	-	-
J R Williams	29,076	-	-
H M Nugent	9,750	-	-

Exercise price for share options:
(1) 750,000: $3.04, 500,000: $4.15, 500,000: $5.98
(2) 250,000: $3.04, 275,000: $4.15, 275,000: $5.98

5. Dividends

Dividends paid during the year by Origin Energy Limited were as as follows:

	$'000
Final dividend of 7 cents per ordinary share, fully franked at 30%, for the year ended 30 June 2004, paid 15 September 2004.	46,974
Interim dividend of 7 cents per ordinary share, fully franked at 30%, for the half year ended 31 December 2004, paid 23 March 2005.	47,355

In respect of the current financial year, the Directors have declared a final dividend as follows:

	$'000
Final dividend of 8 cents per ordinary share, fully franked at 30%, for the year ended 30 June 2005, payable 26 September 2005.	63,177

6. Principal activities

The Company operates energy businesses including:

- Exploration and production of oil and gas;
- Electricity generation;
- Wholesale and retail sale of electricity and gas; and
- Investment in, and the management of, utility infrastructure.

There were no changes to these principal activities during the year.

7. Review of operations

The Directors' review of the operations of the Company during the year and the results of those operations are as stated in the Managing Director's Review on pages 4 to 7, and the Operations Review on pages 10 to 26, which form part of this report.

8. Significant changes in the state of affairs

Significant changes in the state of affairs of the Company during the reporting period were as follows:

- On 1 October 2004, Origin acquired a 51.4% interest in Contact Energy Limited for a consideration of $1.0 billion net of assumed debt of NZ$535 million.
- In November 2004, a subsidiary of Origin raised $595 million through the issuance of 3 million Convertible Undated Preference Shares (CUPS). These CUPS were redeemed on 4 April 2005 for cash.
- In April 2005, Origin raised $633 million from the issue of 112.5 million shares following the offering of a one for six pro rata Rights Issue to shareholders.

In the opinion of the Directors, significant changes in the state of affairs of the Company and its controlled entities, that occurred during the financial year under review, are disclosed in this report, in the Managing Director's Review on pages 4 to 7 and Operations Review on pages 10 to 26.

9. Future developments, business strategies and prospects

Disclosure of information relating to likely developments in the Company's operations, the expected results of those operations, the Company's business strategies and prospects for future financial years which would not, in the opinion of the Directors, be prejudicial to the interests of the Company is contained in the Chairman's Message, Managing Director's Review and the Operations Review from pages 2 to 26, which form part of this report.

10. Environmental regulation and performance

The Company's operations are subject to significant environmental regulation under both Commonwealth, State and Territory legislation. The Company's performance in relation to environmental regulation is detailed on page 23.

11. Events subsequent to balance date

No matters or circumstances have arisen since 30 June 2005, which have significantly affected, or may significantly affect:

i) The Company's operations in future financial years; or
ii) Results of those operations in future financial years; or
iii) The Company's state of affairs in future financial years,

other than as follows:

- On 19 August 2005, Origin agreed to acquire a further 5% interest in the BassGas Project taking its holding to 42.5%, a 5% interest in the Trefoil gas field taking its interest in that field to 46.4% and an additional 1% interest in the Otway Gas Project and associated exploration tenements taking its interest to 30.75%.

12. Auditor independence

There is no former partner or director of KPMG, the Company's auditors, who is or was at any time during the year ended 30 June 2005 an officer of the Origin group. The auditor's independence declaration (made under section 307C of the Corporations Act 2001) is set out below and forms part of this report.

13. Non-audit services

Details of the amounts paid or payable to the Origin group auditor KPMG for non-audit services provided by that firm during the year are shown in note 25 to the Full Financial Statements on page 27. In accordance with advice provided by the Audit Committee, the Board has formed the view that the provision of those non-audit services by the auditor is compatible with, and did not compromise, the general standards of independence for auditors imposed by the Corporations Act. The Board's reasons for concluding that the non-audit services provided did not compromise the auditor's independence are:

- All non-audit services were subject to the corporate governance procedures that had been adopted by the Company and were below the pre-approved limits imposed by the Audit Committee.
- All non-audit services provided did not undermine the general principles relating to auditor independence as they did not involve reviewing or auditing the auditor's own work, acting in a management or decision making capacity for the Company, acting as an advocate for the Company or jointly sharing risks and rewards.
- There were no known conflict of interest situations nor any circumstance arising out of a relationship between the Company (including its Directors and officers) and the auditor which may impact on auditor independence.

14. Indemnities and insurance for Directors and officers

Under Origin's Constitution, it must indemnify the current and past Directors, secretaries and officers against all liabilities to other persons (other than the Company or a related body corporate) that may arise from their positions as Directors, secretaries or officers of Origin Energy Limited and its controlled entities, except where the liability arises out of conduct involving a lack of good faith. Origin has entered into agreements with current Directors and certain former Directors whereby it will indemnify those Directors from all liability in accordance with the terms of the Constitution for a period of seven years after they cease to be Directors.

The agreements stipulate that Origin Energy Limited will meet the full amount of any such liabilities, including costs and expenses.

Since the end of the previous financial year, the Company has paid insurance premiums in respect of Directors' and officers' liability, and legal expense insurance contracts for current and former Directors and officers, including executive officers and Directors of Origin Energy Limited and executive officers and secretaries of its controlled entities.

15. Rounding off

Origin Energy Limited is a company of a kind referred to in ASIC Class Order 98/100 dated 10 July 1998 and in accordance with that class order, amounts in the financial report and Directors' Report have been rounded off to the nearest thousand dollars unless otherwise stated.

16. Remuneration

The Remuneration Report is set out on pages 39 to 45, and forms part of this report.

Signed in accordance with a resolution of Directors:



Kevin McCann,
Chairman

Sydney, 29 August 2005

Lead Auditor's Independence Declaration under Section 307C of the Corporations Act 2001

To the Directors of Origin Energy Limited

I declare that, to the best of my knowledge and belief, in relation to the audit for the year ended 30 June 2005 there have been:

a) no contraventions of the auditor independence requirements as set out in the Corporations Act 2001 in relation to the audit; and
b) no contraventions of any applicable code of professional conduct in relation to the audit.

KPMG.



KPMG
Sydney, 29 August 2005

David Rogers
Partner

This report forms part of the Directors' Statutory Report for the year ended 30 June 2005.

1. Remuneration policy

Origin Energy Limited is committed to ensuring that its remuneration practices enable the Company to:

- Appropriately compensate Directors, executives and all employees for the services they provide to the Company and for the obligations and liabilities they accept as individuals;
- Attract and retain individuals with skills required to effectively manage the operations and growth of the business;
- Motivate employees to perform in the best interests of the Company and provide reward for increasing shareholder value;
- Provide an appropriate level of transparency and ensure a level of equity and consistency across the group.

A detailed remuneration policy statement is available on the Company's website www.originenergy.com.au.

The remuneration of the Chief Executive of Contact Energy Limited was set by the Board of Directors of Contact Energy Limited in accordance with policies determined by that Board prior to Origin's acquisition of a controlling interest on 1 October 2004. The charter of the Contact Energy Remuneration Committee is available on Contact's website www.mycontact.co.nz.

2. Remuneration Committee

The Board Remuneration Committee oversees remuneration and is responsible for making recommendations to the Board on remuneration policy and packages applicable to the Board and senior executives of the Company. The Committee obtains external advice in relation to remuneration from the following:

- Mercer Human Resource Consulting
- The Hay Group
- John Egan and Associates
- Godfrey Spencer Stuart

The composition and functions of the Remuneration Committee is set out on page 33. The Charter of the Remuneration Committee is available in full on the Company's website www.originenergy.com.au.

3. Remuneration structure – Executives

Origin's remuneration policy for the Managing Director and senior executives is designed to align their interests with those of shareholders and to competitively set remuneration levels to attract and retain qualified and experienced individuals. Origin seeks to pay executives at the median for comparable positions with the opportunity to earn at the top quartile through short and long-term incentives for outstanding achievement.

3.1 Components of remuneration

Remuneration of executives is structured in two parts:

Fixed remuneration – This is determined by reference to market conditions and is set at the median for comparable positions. This comprises base salary (which is calculated on a total cost basis and includes any FBT charges related to employee benefits) and company contributions to superannuation.

At risk remuneration – This is linked to the performance of the Company and the executive and comprises both short-term incentives and long-term incentives. Contracts with executive Directors and senior executives provide for the payment of short-term and long-term incentives to a prescribed maximum.

3.1.1 Short-term incentives (STIs) are the 'at risk' remuneration that is provided in the form of cash. The STI payment is made dependent upon the achievement of operating and financial targets set at the beginning of each year. For the Managing Director 60% of STIs and for senior executives reporting to the Managing Director, at least 33% of STIs are based on performance relative to corporate financial targets set annually by the Board when budgets are approved. The balance of STIs are paid on a mix of financial and operating targets relative to their individual areas of responsibility. Achievement of established performance targets results in the payment of at-risk remuneration of 60% of the maximum entitlement. Threshold and stretch hurdles are also established for each performance measure, yielding payment for at-risk elements ranging from 20% to 100% of the maximum potential. No payment is made if performance does not achieve threshold levels. Short-term incentives can be reduced if safety performance targets are not achieved.

3.1.2 Long-term incentives (LTIs) have been provided by the issuance of options under the shareholder approved Senior Executive Option Plan (SEOP) through which options have been awarded to key executives as a reward for their performance during the year and as an incentive for future performance. Options also provide a means of retaining key executives as the value of options can be lost if the executive resigns prior to the options becoming exercisable. Options awarded to executive Directors are approved by shareholders. For senior executives, the value of long-term incentives at the time of approval is equal to the value of short-term incentives earned for performance in the financial year.

3.1.3 LTI performance conditions The exercise of the options issued under the SEOP is subject to the achievement of performance hurdles which is measured by comparing Total Shareholder Return (TSR) (broadly, the share price growth and reinvested dividend) of the Company relative to the TSR of a group of comparable companies during the exercise period of the options. This group of companies (the 'reference group') consists of not less than 50 companies selected by Origin's Directors from the ASX Top 100 from time to time. The current list of companies in the reference group in respect of options issued during the year is set out in the table below:

Company reference group

BHP Billiton	James Hardie	Air New Zealand	CSR
CC Amatil	Sky City Entertainment	Coles Myer	Patrick Corp
Newcrest Mining	Fosters Group	BlueScope Steel	Alinta
Telstra	Orica	Soul Pattinson	Boral
Santos	Ansell	Amcor	Macquarie Airports
Onesteel	Woodside Petroleum	Mayne Group	AGL
Rio Tinto	Lion Nathan	Burns Philp	Coal & Allied
Toll Holdings	Billabong	Qantas	Rinker Group
Woolworths	Westfield Group	Leighton	Lend Lease
CSL	Harvey Norman	Fletcher Building	Transurban
Paperlinx	Lihir Gold	Foodland	Brambles
Wesfarmers	Telecom Corp NZ	Caltex Australia	Flight Centre
Mirvac Group	Macquarie Infrastructure Group	Oil Search	Tabcorp

The reference group relating to options issued in prior years is disclosed on the Company's website.

The TSR of the Company is compared with the TSR of the reference group measured from the date of the Board approval of the grant of the options to a period commencing three years after that approval. Options not exercised within five years of grant expire.

The percentage of options capable of being exercised by executives is based on a sliding scale as follows:

Performance conditions

If at any time during the exercise period of the options the Total Shareholder Return of the company:	The percentage of options which become exercisable is:
Does not exceed the 50th percentile of the TSR of the companies in the reference group	0%
Exceeds the 50th percentile of the TSR of the companies in the reference group	50%
Reaches or exceeds the 75th percentile of the TSR in the reference group. The percentage of options which become exercisable increases proportionately from the 50th percentile up to the 75th percentile.	100%

Details of options issued to the specified senior executives over the year are detailed in the table on page 41.

The Remuneration Committee makes recommendations to the Board as to the payment of incentives. The Board may exercise discretion to vary the maximum long-term and short-term incentive entitlements in recognition of extraordinary circumstances or outcomes.

The remuneration structure for the executive Directors and senior executives for the years ending 30 June 2004 and 2005 is set out in Section 6 below.

4. Relationship between company performance and executive remuneration

Since June 2001 Origin's net profit has grown by 171%, total dividends declared or paid have amounted to 47 cents per share and share price has grown by 161%. Origin's TSR over this period was 188%. Origin's share price over the year traded on the ASX from $5.48 at the beginning of the year on 1 July 2004 to $7.61 on 30 June 2005. In respect of the year Origin has declared fully franked dividends totalling 15 cents per share.

	2001	2002	2003	2004	2005	Increase
Net profit after tax	$98m	$129m	$162m	$205m	$266m	171%
Earnings per share	17.1c	20.2c	24.8c	30.9c	34.9c	104%
Dividends	4.0c	5.0c	10.0c	13.0c	15.0c	275%
Share price @ 30 June	$2.91	$3.27	$3.93	$5.48	$7.61	161%

Origin's strong performance over the past five years has resulted in increased remuneration being paid in short-term incentives as well as the full vesting of all options issued under the Senior Executive Option Plan as long-term incentives over this period.

As the short-term and long-term incentives are designed to align executives' interests with those of shareholders, both have benefited from Origin's strong performance to date.

5. Employee Share Plan

All employees with more than one year of service are eligible to participate in the Employee Share Plan (ESP). The ESP provides for the award of up to $1,000 worth of shares in Origin if the Company meets specified financial and safety targets set by the Board. Shares awarded under the ESP are bought on-market.

The targets required the Company to reduce injuries by 10% over the prior year and increase share price by greater than 10% over the year.

These were achieved and the $1,000 award was made to all employees other than executive Directors during the year.

6. Contractual arrangements of executive Directors and senior executives

6.1 Managing Director

Managing Director Grant King is currently the only executive Director. He was appointed Managing Director and Chief Executive Officer in February 2000.

Grant King has an employment contract which will terminate on 30 June 2009 unless terminated earlier or renewed. Grant King's remuneration comprised fixed remuneration; an annual short-term incentive and an annual long-term incentive, currently delivered at Board discretion in the form of options under the terms of the SEOP. The Board decides the level of options to be offered to Grant King based on his performance over the preceding year and within the limits approved by shareholders.

Grant King's fixed remuneration for the year to 30 June 2006 has been set by the Board at $1,500,000 and he is entitled to STIs of up to 80% of this amount. The Board has resolved to issue 500,000 options as LTIs pursuant to shareholder approval granted at the 2004 Annual General Meeting.

If Origin terminates Managing Director Grant King's appointment without cause, in addition to his statutory entitlements, he must be given 12 months' notice or payment in lieu, including payment of short-term incentive potential. If he is terminated for poor performance he is entitled to a maximum payment of 12 months of fixed remuneration, including six months' notice or payment in lieu, with no payment of STIs. Upon resignation he must give 12 months' notice or the Company may at its option pay him 12 months' fixed remuneration in lieu, with no payment of STIs. In the event of extended illness he may resign or the Company may terminate on six months' notice. The Company may at its option pay six months fixed remuneration in lieu with payment of unpaid short-term incentives. If he is terminated with cause he would be terminated immediately with payment of accrued entitlements only.

6.2 Senior executives

Senior executives receive fixed remuneration and short-term incentives of between 45% to 60% of fixed remuneration and annual long-term incentives of 45% to 60% of fixed remuneration.

Senior executives have no fixed term of employment. In the event of termination without cause, senior executives are entitled to a notice period of up to three months or payment in lieu plus severance payment equivalent to three weeks of fixed remuneration per year of service, to a maximum of 74 weeks entitlement. A minimum of six months' combined notice and severance applies. Senior executives that resign must give one month's notice or the Company may at its option pay them one month fixed remuneration in lieu. In certain circumstances, primarily redundancy, senior executives may also be entitled to receive pro-rata portions of at risk remuneration for the year during which termination occurs. Executives terminated with cause would be terminated immediately with payment of accrued entitlements only.

The employment of the Chief Executive Officer of Contact Energy, Stephen Barrett, will terminate on 30 September 2005 in accordance with the expiry of his contract. He will be eligible to receive a US$20,000 completion bonus on that date.

Details of the nature and amount of each element of the emoluments of the Managing Director and the six senior executives of the Company and the consolidated entity receiving the highest emoluments, and the six executives of the consolidated entity with the greatest authority during the year and in the prior year ('specified executives') are set out below.

Directors' and senior executives' emoluments

For the year ended 30 June 2005

	Primary			Post employment			Equity compensation				Other compensation		
	Fixed remuneration (salary & fees)	Variable remuneration (bonus)[1]	Non-monetary benefits	Superannuation benefits	NED Share Plan benefits[6]	Accrued retirement benefit[3]	Number of options issued[2]	Value of options issued current year[2]	Value of options issued in past years amortising during period[2]	Percentage of remuneration that consists of options	Termination benefit	Insurance premium	
	$	$	$	$	$	$		$	$		$	$	$
Director													
Non-Executive													
H K McCann	255,000	–	–	32,148	52,852	31,633	–	–	–	–	–	181	371,814
T Bourne	94,000	–	–	8,460	22,874	7,787	–	–	–	–	–	181	133,302
C B Carter	94,000	–	–	8,460	22,874	9,408	–	–	–	–	–	181	134,923
J R Williams	114,000	–	–	10,260	27,740	13,910	–	–	–	–	–	181	166,091
H M Nugent	104,000	–	–	9,360	25,307	–	–	–	–	–	–	181	138,848
Executive													
G A King	1,243,795	574,392	42,863	27,000	–	–	500,000	238,863	309,356	22.47	–	2,989	2,439,258
B G Beeren[4]	365,486	409,044	13,426	–	13,750	–	275,000	131,375	152,906	19.86	345,246	181	1,431,414
Total all specified Directors	**2,270,281**	**983,436**	**56,289**	**95,688**	**165,397**	**62,738**	**775,000**	**370,238**	**462,262**		**345,246**	**4,075**	**4,815,650**
Specified executives													
K A Moses	557,736	276,767	38,554	35,000	–	–	220,000	98,968	216,886	25.76	–	2,129	1,226,[illegible]
A M Stock	416,010	222,751	3,948	59,050	–	–	135,000	60,730	140,447	22.23	–	2,129	905,065
J M Piper	371,862	104,104	32,131	66,821	–	–	135,000	60,730	139,386	25.78	–	1,188	776,222
S Barrett[5]	650,427	204,487	114,109	–	–	–	–	–	–	–	–	–	969,023
R J Willink	359,997	176,646	14,375	58,725	–	–	110,000	49,484	124,352	22.11	–	2,599	786,178
F G Calabria	384,167	156,050	–	15,250	–	–	110,000	49,484	92,886	20.34	–	2,129	699,966
Total all specified executives	**2,740,199**	**1,140,805**	**203,117**	**234,846**	**–**	**–**	**710,000**	**319,396**	**713,957**		**–**	**10,174**	**5,362,494**

(1) Cash and long-term incentive bonuses are granted annually before the end of the year. The grant date is tied to the performance appraisal, which for the current year was completed on 30 June 2005.

(2) The fair value of options is calculated at the date of a grant using a Monte Carlo simulation technique and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period.

(3) Arising from Non-Executive Directors' Retirement Scheme which terminated on 1 January 2003 with multiples frozen. Details are provided on page 45.

(4) Mr Beeren's fixed remuneration includes $41,250 paid as a non-executive Director following his termination from his executive role on 31 January 2005. The bonus amount of $409,044 includes an amount of $251,180 which reflects the increase in share price from 30 June 2004 to the end of January 2005. Termination payment made in lieu of notice for that portion of the 12-month notice period to which Mr Beeren was contractually entitled after 31 January 2005.

(5) Included from 1 October 2004.

(6) For explanation of NED Share Plan benefits refer to Section 8.3 of this Remuneration Report on page 45.

Directors' and senior executives' emoluments

For the year ended 30 June 2004

	Primary			Post employment			Equity compensation				Other compensation		
	Fixed remuneration (salary & fees) $	Variable remuneration (bonus)[1] $	Non-monetary benefits $	Superannuation benefits $	NED Share Plan benefits[4] $	Accrued retirement benefit[3] $	Number of options issued[2]	Value of options issued current year[2] $	Value of options issued in past years amortising during period[2] $	Percentage of remuneration that consists of options	Termination benefit $	Insurance premium $	Total $
Director													
Non-executive													
H K McCann	189,674	–	–	–	63,225	18,550	–	–	–	–	–	182	271,631
T Bourne	80,000	–	–	7,200	19,467	6,489	–	–	–	–	–	182	113,338
C B Carter	75,000	–	–	6,750	18,250	6,489	–	–	–	–	–	182	106,671
J R Williams	90,000	–	–	8,100	21,900	8,917	–	–	–	–	–	182	129,099
H M Nugent	85,000	–	–	7,650	20,683	–	–	–	–	–	–	182	113,515
Executive													
G A King	1,043,795	686,000	89,007	25,000	–	–	500,000	122,765	172,314	13.75	–	6,059	2,144,940
B G Beeren	508,810	629,000	25,170	–	–	–	275,000	67,521	57,438	9.68	–	3,197	1,291,136
Total all specified Directors	**2,072,279**	**1,315,000**	**114,177**	**54,700**	**143,525**	**40,445**	**775,000**	**190,286**	**229,752**		**–**	**10,166**	**4,170,330**
Specified executives													
K A Moses	460,780	305,910	73,329	35,000	–	–	260,000	63,838	127,272	17.88	–	2,709	1,068,838
A M Stock	373,007	210,910	27,804	59,000	–	–	160,000	39,285	90,538	16.16	–	2,709	803,253
J M Piper	345,195	200,910	52,855	63,075	–	–	160,000	39,285	88,241	16.11	–	2,059	791,620
P J Vines	415,166	185,910	12,558	–	–	–	140,000	34,374	101,819	18.11	–	2,059	751,886
R J Willink	293,009	170,910	49,617	50,840	–	–	160,000	39,285	68,231	15.93	–	3,035	674,927
Total all specified executives	**1,887,157**	**1,074,550**	**216,163**	**207,915**	**–**	**–**	**880,000**	**216,067**	**476,101**		**–**	**12,571**	**4,090,524**

(1) Cash and long-term incentive bonuses are granted annually before the end of the year. The grant date is tied to the performance appraisal, which for the current year was completed on 30 June 2004.
(2) The fair value of options is calculated at the date of a grant using a Monte Carlo simulation technique and allocated to each reporting period evenly over the period from grant date to vesting date. The value disclosed is the portion of the fair value of the options allocated to this reporting period.
(3) Arising from Non-Executive Directors' Retirement Scheme which terminated on 1 January 2003 with multiples frozen. Details are provided in Section 8.3 of this Remuneration Report on page 45.
(4) *For explanation of NED Share Plan benefits refer to Section 8.3 of this Remuneration Report on page 45.*

6.3 Value of options granted, exercised and lapsed in the current financial year as long-term incentives to executive Directors and senior executives

Name & position	1. Value of options granted as part of remuneration during the current financial year $	2. Value of options granted as part of remuneration and that are sold or exercised during the current financial year $	3. Value of options granted as part of remuneration and that lapsed during the current financial year $	Aggregate of columns 1-3 $
Directors				
G A King	238,863	3,435,000	Nil	3,673,863
B G Beeren	131,375	1,752,000	Nil	1,883,375
Specified executives				
K A Moses	98,968	946,200	Nil	1,045,168
A M Stock	60,730	706,800	Nil	767,530
J M Piper	60,730	783,262	Nil	843,992
R J Willink	49,484	1,357,853	Nil	1,407,337
F G Calabria	49,484	160,400	Nil	209,884
S Barrett	Nil	Nil	Nil	Nil

7. Share options

During the financial year, Origin Energy Limited granted 775,000 options at an exercise price of $6.14 to the Managing Director (500,000) and the Executive Director, Commercial (275,000). All options issued to executive Directors and shares issued pursuant to the exercise of those options have been approved by shareholders as required by Australian Stock Exchange Listing Rule 10.14. A further 2,596,000 options over unissued ordinary shares were granted to 77 eligible officers under the Senior Executive Option Plan at an exercise price of $5.88. A further 200,000 options over unissued ordinary shares were granted to four eligible officers under the Senior Executive Option Plan at an exercise price of $6.75. The Directors' and senior executives' emoluments table on page 41 shows the value of options, as allocated per footnote (2), that were issued to Directors and to the five most highly remunerated officers of the Company as part of their remuneration in the financial year.

Options granted under the Senior Executive Option Plan entitle the holder to subscribe for one fully paid ordinary share at an exercise price determined by the prevailing market price at the time of the approval of the options. The exercise prices for two tranches of options awarded prior to the 2005 rights issue were adjusted to from $6.14 to $5.98 and from $5.88 to $5.72 as a result of the impact of the equity issued in early 2005 pursuant to the rights issue. The options are exercisable at any time after the third anniversary of the grant and prior to the fifth anniversary of the grant, provided that relevant exercise hurdle rates are met within this period (as described in the share options table below).

As at the date of this report, unissued shares of Origin Energy Limited under option are set out in the table below.

Senior Executive Option Plan	First exercise date	Expiry date	Exercise price per share at date of award $	Exercise price per share adjusted for 2005 rights issue $	Performance hurdle
110,000	31 Aug 2004	31 Aug 2006	2.74	2.58	(1)
2,280,000	16 Dec 2004	16 Dec 2006	3.20	3.04	(1)
2,585,000	19 Dec 2005	19 Dec 2007	3.56	3.40	(1)
3,890,000	19 Dec 2006	19 Dec 2008	4.31	4.15	(1)
775,000	6 Aug 2007	6 Aug 2009	6.14	5.98	(1)
2,596,000	26 Nov 2007	26 Nov 2009	5.88	5.72	(1)
200,000	20 May 2008	20 May 2010	6.75	6.75	(1)

(1) The performance hurdle for these options is based on a TSR index, i.e. an index measuring total shareholder returns that calculates the share price movement of ordinary shares after notional reinvestment of dividends. Whether the exercise hurdle is satisfied within the exercise period is determined by comparing the TSR index of the Company with the TSR index of a predetermined reference group of Australian listed companies relative to the date of approval. The percentage of options that may be exercised is calculated on a sliding scale dependent upon the Company's performance against the reference group of companies. If the Origin TSR reaches exceeds the 50th percentile, 50% of the options may be exercised and if it reaches the 75th percentile, 100% of the options may be exercised. The current reference group of companies is set out on page 39 and prior reference groups may be accessed on the Company's website.

Full details of persons who hold options are entered in the register of option holders at ASX Perpetual Registrars Limited, Securities Registration Service, 580 George Street, Sydney, New South Wales. The register may be inspected free of charge by shareholders.

During or since the end of the financial year, Origin Energy Limited issued ordinary shares as a result of the exercise of options, which are set out in the table below. These options were exercised by Origin and Boral Limited employees, and former employees who had received options, prior to the Boral demerger. There were no amounts unpaid on the shares issued.

Shares issued by the exercise of options during or since the end of the financial year

No. of ordinary shares	Amount paid on each share
329,700	$1.76
1,890,000	$1.27
385,000	$2.74
1,085,000	$3.20
115,000	$3.04

8. Non-executive Director remuneration

8.1 Policy

Non-executive Directors are remunerated by way of fees paid, including fees paid in recognition of membership on Board committees, superannuation and participation in the shareholder-approved Non-executive Directors' Share Plan (NEDS Plan). The level of fees paid is based on the scope of Director responsibilities and the size and complexity of the Origin Energy group.

8.2 Fee review

The Remuneration Committee considers the level of the remuneration required to attract and retain Directors with the necessary skills and experience for the Origin Board. This takes into account data on the level of fees paid to Directors of companies of comparable size and complexity. Fees were reviewed externally in the prior year to determine whether non-executive Directors were being remunerated at market rates. The review undertook a comparison of 21 listed companies that were comparable to Origin in market capitalisation. The results were compared to broader market data to ensure consistency. These reviews determined that fees paid to Origin non-executive Directors were below market levels and increases were made and approved for the year commencing 1 July 2004. A subsequent review has been undertaken to ensure that Origin non-executive Directors are paid in line with market norms for the year ahead, resulting in an increase for the year commencing 1 July 2005. The table below shows the structure of non-executive Director fees and the new fees for the year ending 30 June 2006.

8.3 Non-executive Director fee structure

Year ending 30 June	2005	2006
Board Fees		
Chairman	$340,000[1]	$360,000[1]
Member	$105,333	$112,000
Committee fees		
Audit		
Chairman	$40,000	$40,000
Member	$20,000	$20,000
Remuneration		
Chairman	$13,333	$20,000
Member	$6,667	$10,000
Health, Safety & Environment		
Chairman	$13,333	$13,333
Member	$6,667	$6,667
Nomination		
Chairman & Members	$0	$0

(1) Fee to be paid to the Chairman for the year are inclusive of all committee fees.

Total cash fees paid to Non-executive Directors amounted to $922,583 in 2005 and fees for 2006 will amount to $1,078,666. These amounts are below the aggregate limit of annual non-executive Directors' fees approved by shareholders in accordance with the requirements of Origin's Constitution. The current aggregate fee limit for the payment of fees to non-executive Directors was set by shareholders at $1,400,000 per annum in October 2004.

The Non-executive Directors' Retirement Scheme was terminated effective 1 January 2003 and benefit multiples accrued to that time have been frozen. The retirement benefit is a multiple of the average annual fees over the last three years of office, with the applicable multiple disclosed below. This benefit is payable on the retirement of each of the Directors in office at 1 January 2003. Further accumulations of the multiple under the scheme have been terminated.

The accrued benefits under the scheme as at 30 June 2005 and the fixed final fees multiple shown are:

	Multiple (Fixed at 1 January 2003)	Accrued Benefit		
		30 June 2004	30 June 2005	Increase
H K McCann	0.97	$172,661	$204,294	$31,633
T Bourne	0.97	$58,668	$66,455	$7,787
J R Williams	1.07	$73,648	$87,558	$13,910
C B Carter	0.97	$55,236	$64,644	$9,428

Non-executive Directors are required to acquire and hold at least 25,000 shares in the Company. Detail of the shares held by Directors is disclosed on page 37 of the Directors' Report.

Non-executive Directors are required to sacrifice 25% of their annual gross fees for the on-market acquisition of Origin shares under the NEDS Plan until they hold 25,000 shares. Shares held by the Directors under the NEDS Plan cannot be sold until the Director leaves the Board. After they hold 25,000 shares, they may apply the fee sacrifice to the acquisition of further shares in the company or have it paid into a complying superannuation fund.

Details of the nature and amount of the emoluments of each Director of the Company during the year and the prior year are set out on pages 41 and 42.

Discussion and Analysis – Statement of Financial Performance

Origin Energy recorded a net profit after tax and outside equity interests of $266 million for the year ended 30 June 2005, an increase of $61 million or 30% on the prior year of $205 million. Total revenue for the year was up 38% to $4.9 billion, while sales revenue increased by $1.3 billion. Earnings before interest, tax, depreciation and amortisation (EBITDA) increased by $394 million (up 74%) to $928 million compared with $532 million in the prior year, largely due to the consolidation of Contact Energy Limited and increased contributions by the Exploration and Production and Retail businesses.

The improved result for the year was driven predominantly by:

- The initial contribution of Contact Energy to Origin's earnings, providing EBITDA of $345.6 million (at a net profit before tax level the contribution from Contact is reduced by higher interest costs and higher outside equity interest elimination as discussed below);
- A 43% increase in sales revenue from liquid petroleum products and ethane from $128.6 million to $183.8 million representing higher oil production from the Perth Basin, the restoration of full liquids processing capabilities at the Moomba processing plant in the Cooper Basin and higher product prices. The result was boosted by the $10.5 million profit on the sale of the Carpentaria Gas Pipeline. These underpinned a 25% increase in EBITDA for the Exploration and Production business from $197.2 million to $245.6 million; and
- The strength of the Retail business which was demonstrated again with an increase in EBITDA of 7% from $237.6 million to $254.1 million, despite mild weather conditions and increased levels of customer churn.

The improvements in the result for the year were offset by a reduction of 23% in the EBITDA contribution from Generation from $68 million to $52.7 million due to the non-recurrence of a tax consolidation gain of $9.4 million for Osborne and increased costs associated with the solar business and power generation development projects.

Basic earnings per share increased by 7.2 cents, or 24%, to 37.2 cents per share in comparison to the prior year, while diluted earnings per share increased by 7.1 cents to 36.9 cents per share.

To provide a more meaningful comparison, normalised basic and diluted earnings per share have also been disclosed. The weighted average number of shares has been adjusted for the Rights Issue as if it occurred on 1 October 2004 when Contact was acquired, rather than on 1 April 2005. Normalised basic earnings per share increased by 4.9 cents, or 16%, to 34.9 cents per share in comparison to the prior year, while diluted earnings per share increased by 4.8 cents to 34.6 cents per share.

Borrowing costs for the year were $146 million, an increase of $97 million on the prior year. The increase is mainly due to the costs associated with the Contact acquisition.

Income tax expense for the year totalled $147 million, an increase of $70 million in comparison to the prior year. The increase is primarily attributable to the increase in prima facie tax expense on net profit of $65 million to $150 million (2004: $85 million).

Net profit attributable to outside equity interests was $67 million in 2005, up from $2 million in 2004. The increase was primarily due to the outside equity interest relating to Contact.

Refer to the Operations Review for further commentary on the results.

Statement of Financial Performance

for year ended 30 June

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000
Revenue from ordinary activities	3	**4,914,281**	3,556,015
Expenses from ordinary activities excluding borrowing costs	3	**(4,304,438)**	(3,249,193)
Borrowing costs		**(146,218)**	(49,006)
Share of net profits of associates and joint venture entities accounted for using the equity method		**16,464**	26,012
Profit from ordinary activities before related income tax expense		**480,089**	283,828
Income tax expense relating to ordinary activities	4	**147,418**	76,905
Net profit		**332,671**	206,923
Net profit attributable to outside equity interests		**66,651**	1,982
Net profit attributable to members of the parent entity, Origin Energy Limited	9	**266,020**	204,941
Non-owner transaction changes in equity:			
Net exchange difference relating to self-sustaining foreign operations		**(9,603)**	2,624
Total revenues, expenses and valuation adjustments attributable to members of Origin Energy Limited recognised directly in equity		**(9,603)**	2,624
Total changes in equity from non-owner related transactions attributable to members of the parent entity, Origin Energy Limited	9	**256,417**	207,565
Basic earnings per share	8	**37.2¢**	30.0¢
Diluted earnings per share	8	**36.9¢**	29.8¢
Normalised earnings per share – basic	8	**34.9¢**	30.0¢
Normalised earnings per share – diluted	8	**34.6¢**	29.8¢

The Statement of Financial Performance should be read in conjunction with the Discussion and Analysis on page 46 and the accompanying notes to the financial statements set out on pages 52 to 65.

Discussion and Analysis – Statement of Financial Position

Total assets of the consolidated entity increased by $4.3 billion during the year to $8 billion, while total liabilities increased by $2.2 billion to $4 billion at 30 June 2005. Net assets of the consolidated entity increased by $2.1 billion, from $1.9 billion to $4 billion. Net tangible assets per share increased to $2.21 at 30 June 2005 from $1.68 at 30 June 2004.

Total assets of the consolidated entity increased by $4.3 billion, principally as a result of:

- an increase in cash assets of $43 million primarily resulting from the acquisition of Contact;
- an increase in current and non-current receivables of $212 million primarily due to the acquisition of Contact ($196m), and an increase in Exploration and Production joint venture receivables;
- an increase of $39 million in inventories due to the Contact acquisition and an increase in coal seam gas drilling inventories;
- an increase in property, plant and equipment of $3.8 billion and exploration, evaluation and development expenditure of $60 million. This increase mainly comprises the Contact assets ($3.6 billion); spend on Exploration and Production activities totalling $27 million including expenditure in relation to the drilling of Trefoil; $108 million in relation to the ongoing BassGas construction and the Otway Project; $38 million on the Spring Gully development, and $16 million in relation to the construction of the SESA Pipeline in the south eastern Australia region. The capital expenditure for the period was offset by depreciation and amortisation of $264 million;
- an increase in intangible assets of $186 million driven primarily by the Contact acquisition, which is offset by amortisation of existing intangibles;
- a reduction in deferred tax assets of $8 million primarily due to the utilisation of tax losses;
- an increase of $9 million in other current and non-current assets mainly attributable to the acquisition of Contact.

Total liabilities of the consolidated entity increased by $2.3 billion, principally as a result of the Contact acquisition.

Contributed equity (share capital) increased by $671 million during the year as a result of the rights issue of 112.5 million shares for $633 million, 4.7 million shares for $29 million issued in accordance with the Dividend Reinvestment Plan and 3.8 million shares issued for $8 million with respect to options issued in accordance with the Senior Executive Option Plan.

Outside equity interests increased by $1.2 billion during the year primarily as a result of the acquisition of Contact.

An interim dividend of 7 cents per share, fully franked at 30%, totaling $47 million was paid on 23 March 2005. Subsequent to year end, the company declared a final dividend of 8 cents per share, fully franked at 30%, totalling $63 million. This will result *in a total dividend payout ratio of 42% of current year profit.*

Statement of Financial Position

as at 30 June

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000
Current assets			
Cash assets		**87,793**	44,318
Receivables		**828,461**	616,971
Inventories		**95,594**	56,529
Other		**59,555**	61,466
Total current assets		**1,071,403**	779,284
Non-current assets			
Receivables		**5,503**	5,451
Investments accounted for using the equity method		**114,747**	115,054
Other financial assets		**163,717**	169,546
Property, plant and equipment		**5,242,562**	1,469,593
Exploration, evaluation and development expenditure		**311,163**	251,620
Intangible assets		**998,044**	811,978
Deferred tax assets		**88,211**	96,680
Other		**19,313**	8,140
Total non-current assets		**6,943,260**	2,928,062
Total assets		**8,014,663**	3,707,346
Current liabilities			
Payables		**688,466**	477,772
Interest-bearing liabilities		**239,566**	113,761
Current tax liabilities		**9,112**	2,680
Provisions		**87,233**	71,886
Total current liabilities		**1,024,377**	666,099
Non-current liabilities			
Payables		**6,698**	3,838
Interest-bearing liabilities		**2,590,745**	791,076
Deferred tax liabilities		**337,005**	259,786
Provisions		**65,976**	47,092
Total non-current liabilities		**3,000,424**	1,101,792
Total liabilities		**4,024,801**	1,767,891
Net assets		**3,989,862**	1,939,455
Equity			
Contributed equity	7	**1,133,890**	463,208
Reserves		**102,850**	112,241
Retained profits	9	**1,503,566**	1,356,922
Total parent entity interest		**2,740,306**	1,932,371
Outside equity interests		**1,249,556**	7,084
Total equity	9	**3,989,862**	1,939,455

The Statement of Financial Position should be read in conjunction with the Discussion and Analysis on page 48 and the accompanying notes to the financial statements set out on pages 52 to 65.

Discussion and Analysis – Statement of Cash Flows

Net cash provided by operating activities increased by $130 million, from $425 million to $555 million for the year ended 30 June 2005. Earnings before interest, tax, depreciation and amortisation (EBITDA) increased 74% to $928 million compared to $532 million last year. Refer to commentary in the Discussion and Analysis of the Statement of Financial Performance and to the Operations Review.

Distributions and dividends received from equity accounted joint venture entities and associated entities totalled $19 million in 2005 compared to $12 million in the prior year.

Net interest paid increased from $51 million to $150 million primarily as a result of the increase in borrowings during the current period associated with the funding of the acquisition of Contact.

Net income taxes paid during the year were $181 million compared with income taxes refunded of $2 million in the prior year. The increase in tax paid resulted from Origin electing to pre-pay tax to fully frank its dividend (Origin tax paid of $46 million) and Contact tax paid of $135 million. No subvention payments were made during the year, compared with $4 million in the prior year.

Capital expenditure on property, plant and equipment and exploration and development for the year totalled $467 million excluding acquisitions, an increase of $144 million from the prior year. Stay-in-business capital expenditure increased $46 million from $86 million to $132 million. Oil and gas production activities accounted for $48 million of this expenditure in the current year. Growth capital expenditure increased $99 million from $237 million to $336 million in the current year. The major components of growth capital expenditure in 2005 were:

- $104 million spent on the Spring Gully Project;
- $82 million spent on exploration and development of the offshore Otway Basin;
- $39 million spent on development of the BassGas Project;
- $29 million spent on Perth Basin oil and gas assets;
- $19 million spent on exploration and development within the Cooper Basin; and
- $16 million spent on the development of the SESA Pipeline.

Payments for the purchase of controlled entities (net of cash acquired) were $943 million in the current year (2004: $25 million). The current year amount was for the acquisition of the Contact group. The prior year amount included $14 million for the acquisition of the remaining 50% interest in Rockgas Ltd and $11 million for the acquisition of a 50% interest in the Kupe gas field.

Payments for the purchase of other investments were $2 million in the current year relating to additional shares in Geodynamics Ltd. The prior year amount primarily comprised of $8 million in shares in Geodynamics Ltd and $3 million for Magellan US listed shares.

Payments for the purchases of businesses of $23 million in the current year was primarily for the exploration and production licences and assets in the Victorian onshore Otway Basin and LPG businesses, compared with nil in the prior year.

Payments for additional investments in equity accounted entities was nil in the current year, compared to $56 million in the prior year representing the equity contribution to the SEA Gas partnership. A $28 million subordinated loan was also advanced to SEA Gas entities in the prior year, and $3 million in the current year.

Payments for the purchase of outside equity interests was nil in the current year, compared to $74 million in the prior year representing the purchase consideration paid to acquire the outside equity interests in Oil Company of Australia Ltd (now known as Origin Energy CSG Ltd).

Proceeds from the sale of non-current assets increased by $11 million to $21 million during the year primarily due to the sale of the Carpentaria Gas Pipeline connecting Ballera to Mount Isa.

Dividends paid, net of dividends reinvested, increased by $74 million from the prior year mainly due to the payment of dividends by Contact to outside equity interests.

Proceeds from the issue of shares in accordance with the Senior Executive Option Plan totalled $8 million during the year.

Net proceeds from the Rights Issue settled on 1 April 2005 was $631 million. This was raised to partially fund the Contact acquisition.

The net payments arising from the issue and redemption of convertible undated preference shares during the year was $27 million.

Net proceeds from borrowings were $390 million in the current year, as compared to $141 million in the prior year. The increase is primarily driven to fund the Contact acquisition. The net debt to capitalisation ratio at 30 June 2005 was 41% (2004: 31%).

Statement of Cash Flows

for year ended 30 June

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000
Cash flows from operating activities			
Cash receipts in the course of operations		5,211,994	3,884,454
Cash payments in the course of operations		(4,345,052)	(3,419,007)
Dividends/distributions received from associates/joint venture entities		18,867	11,533
Other dividends received		1,141	684
Interest received		8,553	2,183
Borrowing costs paid		(158,812)	(53,245)
Income taxes refunded/(paid)		(181,213)	2,194
Subvention payments		–	(4,000)
Net cash provided by operating activities		555,478	424,796
Cash flows from investing activities			
Payments for purchases of property, plant and equipment		(337,673)	(195,644)
Payments for exploration, development and upstream plant and equipment		(129,488)	(127,395)
Payment for additional investment in equity accounted entities		–	(55,619)
Payment for purchase of outside equity interests in controlled entities		–	(73,944)
Payments for purchases of controlled entities (net of cash acquired)	6(c)	(942,504)	(25,248)
Payments for purchases of other investments		(2,321)	(11,809)
Payments for purchases of businesses and other assets	6(c)	(22,753)	–
Loans to equity accounted entities		(2,514)	(27,985)
Repayment of loans by associated entity		1,165	–
Net proceeds from disposal of investments		1,659	–
Proceeds from sale of non-current assets		20,593	9,377
Net cash used in investing activities		(1,413,836)	(508,267)
Cash flows from financing activities			
Proceeds from borrowings		3,684,256	582,771
Repayments of borrowings		(3,293,814)	(442,153)
Dividends paid by parent entity		(64,887)	(33,364)
Dividends paid to outside equity interests		(43,563)	(804)
Proceeds from issues of share capital	7	7,808	4,817
Proceeds from Rights Issue		630,504	–
Proceeds from issue of convertible undated preference shares (net of transaction costs)		592,885	–
Redemption of convertible undated preference shares		(619,848)	–
Net cash provided by financing activities		893,341	111,267
Net increase in cash held		34,983	27,796
Cash and cash equivalents at the beginning of the year		44,318	16,431
Effect of exchange rate changes on cash		(271)	91
Cash and equivalents at the end of the year	6(a)	79,030	44,318

The Statement of Cash Flows should be read in conjunction with the Discussion and Analysis on page 50 and the accompanying notes to the financial statements set out on pages 52 to 65.

Notes to the Financial Statements

1. Basis of preparation of the Concise Financial Report

The Concise Financial Report has been prepared in accordance with the Corporations Act 2001, Accounting Standard AASB 1039 'Concise Financial Reports' and applicable Urgent Issues Group Consensus Views. The financial statements and specific disclosures required by AASB 1039 have been derived from the consolidated entity's Full Financial Statements for the financial year. Other information included in the Concise Financial Report is consistent with the consolidated entity's Full Financial Statements. The Concise Financial Report does not, and cannot be expected to, provide as full an understanding of the financial performance, financial position and financing and investing activities of the consolidated entity as the Full Financial Statements. It has been prepared on the basis of historical costs and, except where stated, does not take into account changing money values or current valuations of non-current assets. The accounting policies have been consistently applied by each entity in the consolidated entity and, except where there is a change in an accounting policy, are consistent with those of the previous year.

A full description of the accounting policies adopted by the consolidated entity can be found in the consolidated entity's Full Financial Statements.

Refer to note 12 for the impact of adopting Australian equivalents to International Financial Reporting Standards.

2. Segments

(a) Primary reporting – geographical segments

	Australia**		New Zealand***		Consolidated	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Revenue						
Total sales	**3,565,944**	3,502,383	**1,294,626**	19,404	**4,860,570**	3,521,787
Intersegment sales elimination *	**–**	–	**–**	–	**–**	–
External sales revenue	**3,565,944**	3,502,383	**1,294,626**	19,404	**4,860,570**	3,521,787
Other revenue	**37,877**	29,649	**4,716**	988	**42,593**	30,637
Total segment revenue	**3,603,821**	3,532,032	**1,299,342**	20,392	**4,903,163**	3,552,424
Interest revenue					**11,118**	3,591
Revenue from ordinary activities					**4,914,281**	3,556,015
Result						
Segment result	**335,767**	301,665	**262,958**	1,566	**598,725**	303,231
Share of net profits of associates and joint venture entities	**15,255**	24,006	**1,209**	2,006	**16,464**	26,012
Earnings before interest and tax (EBIT)	**351,022**	325,671	**264,167**	3,572	**615,189**	329,243
Net interest expense					**(135,100)**	(45,415)
Profit from ordinary activities before income tax					**480,089**	283,828
Income tax expense					**(147,418)**	(76,905)
Net profit					**332,671**	206,923
Earnings before interest, tax, depreciation and amortisation (EBITA)	**563,033**	527,249	**364,769**	4,950	**927,802**	532,199
Depreciation and amortisation	**212,011**	201,578	**100,602**	1,378	**312,613**	202,956
Other non-cash expenses	**34,193**	35,428	**4,448**	1,216	**38,641**	36,644
Acquisitions of non-current assets (includes capital expenditure)	**445,847**	502,989	**1,028,605**	5,637	**1,474,452**	508,626
Assets						
Segment assets	**3,807,953**	3,363,646	**3,915,959**	87,648	**7,723,912**	3,451,294
Equity accounted investments	**111,353**	114,898	**3,394**	156	**114,747**	115,054
Total segment assets	**3,919,306**	3,478,544	**3,919,353**	87,804	**7,838,659**	3,566,348
Cash and deferred tax assets					**176,004**	140,998
Total assets					**8,014,663**	3,707,346
Liabilities						
Segment liabilities	**571,097**	570,150	**277,276**	30,438	**848,373**	600,588
Interest-bearing liabilities and current and deferred tax liabilities					**3,176,428**	1,167,303
Total liabilities					**4,024,801**	1,767,891

* Intersegment pricing is determined on an arm's length basis. Intersegment sales are eliminated on consolidation.

** The Australian geographic segment includes operations in Australia and the Pacific.

2. Segments (continued)

(b) Secondary reporting – business segments

	Exploration and Production		Retail		Generation		Networks		Contact**		Consolidated	
	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000	2005 $'000	2004 $'000
Revenue												
Total sales	**405,046**	345,285	**3,068,235**	2,988,882	**125,223**	117,110	**158,742**	168,098	**1,215,846**	–	**4,973,092**	3,619,375
Intersegment sales elimination*	**(64,606)**	(54,494)	**–**	–	**(47,916)**	(43,094)	**–**	–	**–**	–	**(112,522)**	(97,588)
External sales revenue	**340,440**	290,791	**3,068,235**	2,988,882	**77,307**	74,016	**158,742**	168,098	**1,215,846**	–	**4,860,570**	3,521,787
Other revenue	**17,809**	6,612	**7,145**	5,377	**523**	2,398	**15,969**	16,250	**1,147**	–	**42,593**	30,637
Total segment revenue	**358,249**	297,403	**3,075,380**	2,994,259	**77,830**	76,414	**174,711**	184,348	**1,216,993**	–	**4,903,163**	3,552,424
Unallocated revenue											**11,118**	3,591
Revenue from ordinary activities											**4,914,281**	3,556,015
Result												
Segment result	**134,434**	105,113	**176,010**	154,432	**18,414**	21,460	**21,159**	22,226	**248,708**	–	**598,725**	303,231
Share of net profits of associates and joint venture entities	**–**	–	**66**	2,006	**8,354**	19,361	**6,901**	4,645	**1,143**	–	**16,464**	26,012
Earnings before interest and tax (EBIT)	**134,434**	105,113	**176,076**	156,438	**26,768**	40,821	**28,060**	26,871	**249,851**	–	**615,189**	329,243
Earnings before interest, tax, depreciation and amortisation (EBITDA)	**245,545**	197,180	**254,108**	237,569	**52,719**	68,040	**29,784**	29,410	**345,646**	–	**927,802**	532,199
Depreciation and amortisation	**111,111**	92,067	**78,032**	81,131	**25,951**	27,219	**1,724**	2,539	**95,795**	–	**312,613**	202,956
Other non-cash expenses	**7,523**	20,465	**22,242**	14,599	**3,857**	880	**821**	700	**4,198**	–	**38,641**	36,644
Acquisitions of non-current assets (includes capital expenditure)	**384,030**	367,986	**75,623**	70,805	**7,561**	12,997	**1,037**	56,838	**1,006,201**	–	**1,474,452**	508,626
Assets												
Segment assets	**1,600,477**	1,285,956	**1,589,781**	1,668,986	**296,086**	281,458	**216,671**	214,894	**4,020,897**	–	**7,723,912**	3,451,294
Equity accounted investments	**–**	–	**154**	156	**59,270**	57,517	**52,083**	57,381	**3,240**	–	**114,747**	115,054
Total segment assets	**1,600,477**	1,285,956	**1,589,935**	1,669,142	**355,356**	338,975	**268,754**	272,275	**4,024,137**	–	**7,838,659**	3,566,348
Cash and deferred tax assets											**176,004**	140,998
Total assets											**8,014,663**	3,707,346
Liabilities												
Segment liabilities	**157,660**	127,297	**399,938**	434,649	**12,407**	3,580	**35,392**	35,062	**242,976**	–	**848,373**	600,588
Interest-bearing liabilities and current and deferred tax liabilities											**3,176,428**	1,167,303
Total liabilities											**4,024,801**	1,767,891

* Intersegment pricing is determined on an arm's-length basis. Intersegment sales are eliminated on consolidation. A tolling arrangement operates between the Retail and Generation segments in relation to the consolidated entity's three Australian merchant power stations. The tolling arrangement pricing is at commercial rates. The external revenue from the merchant power stations is recognised in Retail's revenue while Generation receives a tolling fee from Retail for the capacity provided and costs incurred by these power stations.

** The Contact segment includes the operations of Contact Energy Limited and its controlled entities for the nine months from the date of acquisition (1 October 2004) to the end of the year.

Business segments:	Products and services:
Exploration and Production	Natural gas and oil exploration and production in Australia and New Zealand.
Retail	Natural gas, electricity and energy related products and services in Australia. LPG and related products and services in Australia and New Zealand.
Generation	Natural gas-fired cogeneration and power generation in Australia.
Networks	Infrastructure investment and management services in Australia.
Contact	Natural gas and electricity energy related products and services in New Zealand. Power generation in New Zealand.

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000
9. Retained profits and total equity			
(a) Retained profits reconciliation			
Retained profits at the beginning of the previous financial year		**1,356,922**	1,223,977
Dividends paid during the year		**(94,329)**	(73,143)
Net profit attributable to members of the parent entity, Origin Energy Limited		**266,020**	204,941
Dividends paid on redemption of convertible undated preference shares		**(24,835)**	–
Aggregate of amounts transferred (to)/from reserves		**(212)**	1,147
Retained profits at the end of the financial year		**1,503,566**	1,356,922
(b)Total equity reconciliation			
Total equity at the beginning of the financial year		**1,939,455**	1,789,604
Total changes in parent entity interest in equity recognised in the Statement of Financial Performance		**256,417**	207,565
Transactions with owners as owners:			
• Contributions of equity	7	**670,682**	44,596
• Dividends recognised during the year		**(94,329)**	(73,143)
• Dividends paid on redemption of convertible undated preference shares		**(24,835)**	–
Total changes in outside equity interests		**1,242,472**	(29,167)
Total equity at the end of the financial year		**3,989,862**	1,939,455
(c) Outside equity interests reconciliation			
Outside equity interests at the beginning of the financial year		**7,084**	36,251
Outside equity interest in Contact Energy Limited on acquisition		**1,233,709**	–
Acquisition of remaining outside equity interests in Oil Company of Australia		**–**	(30,056)
Net profit attributable to outside equity interests		**66,651**	1,982
Movement in foreign currency translation reserve		**(15,697)**	(289)
Dividends paid		**(43,563)**	(804)
Foreign investor tax credit		**1,372**	–
Outside equity interests at the end of the financial year		**1,249,556**	7,084

10. Contingent liabilities and contingent assets

Details of contingent liabilities and contingent assets where the probability of future payments/receipts is not considered remote are set out below, as well as details of contingent liabilities and contingent assets, which although considered remote, the Directors consider should be disclosed. The Directors are of the opinion that provisions are not required in respect of these matters, as it is not probable that a future sacrifice of economic benefits will be required or the amount is not capable of reliable measurement.

	Consolidated 2005 $'000	Consolidated 2004 $'000
Bank guarantees	**205,323**	204,741
Letters of credit *	**–**	9,561
	205,323	214,302

* The Origin group has provided overseas suppliers letters of credit to facilitate the importation of equipment.

The Origin group has given to its bankers letters of responsibility in respect of accommodation provided from time to time by the banks to Origin Energy Limited's wholly or partly owned controlled entities.

Warranties and indemnities have been given by entities in the consolidated entity in relation to environmental liabilities for certain properties as part of the terms and conditions of divestments.

A number of sites within the consolidated entity have been identified as contaminated, all of which are subject to ongoing environmental management programmes to ensure appropriate controls are in place and clean-up requirements are implemented. For sites where the requirements can be assessed and costs estimated, the estimated cost of remediation has been expensed or provided for. The contamination has generally resulted from the manufacture of gas from coal and the treatment of the associated by-products, conducted at the sites. These activities ceased in the 1970s when manufactured gas was replaced with natural gas from oil and gas fields.

Certain entities within the consolidated entity are subject to various lawsuits and claims, including claims for stamp duty, penalties and native title claims. Any liabilities arising from such lawsuits and claims are not expected to have a material adverse effect on the consolidated financial statements.

Clough Engineering Limited and Origin Energy Resources Limited as agent for the BassGas joint venturers are currently engaged in an arbitration pursuant to the terms of the EPIC Contract that relates to the construction of the BassGas Project. Clough has made claims for extensions of time, extra sums pursuant to or for alleged breach of the EPIC Contract and for alleged breaches of the Trade Practices Act. In response, the BassGas joint venturers are claiming liquidated damages plus the cost of rectifying defective or incomplete work. Origin remains confident that the outcome from the dispute will not require any unfavourable adjustment to the results for Origin in this or any future financial period.

11. Events subsequent to balance date

Refer Note 5(b) for dividends declared subsequent to 30 June 2005.

Refer Note 12 for details regarding the impact of adopting Australian equivalents to International Financial Reporting Standards.

On 19 August 2005 Origin agreed to acquire a further 5% interest in the BassGas Project taking its holding to 42.5%, a 5% interest in the Trefoil gas field taking its interest in that field to 46.4% and an additional 1% interest in the Otway Gas Project and associated exploration tenements taking its interest to 30.75%.

The financial effects of these transactions have not been brought to account in the financial statements for the year ended 30 June 2005 and will be recognised in subsequent financial reports.

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000

7. Contributed equity

	Note	Consolidated 2005 $'000	Consolidated 2004 $'000
Issued and paid-up capital			
- 789,716,669 (2004: 668,688,360) ordinary shares, fully paid		**1,133,890**	463,208
Ordinary share capital			
Balance at the beginning of the financial year		**463,208**	418,612
Shares issued:			
• 3,804,700 (2004: 2,513,350) shares in accordance with the Senior Executive Option Plan		**7,808**	4,817
• 4,692,486 (2004: 8,465,259) shares in accordance with the Dividend Reinvestment Plan		**29,442**	39,779
• 112,531,123 (2004: Nil) shares in accordance with the Rights Issue, pursuant to a prospectus		**633,432**	–
Total movements in ordinary share capital	9	**670,682**	44,596
		1,133,890	463,208

Terms and conditions

Holders of ordinary shares are entitled to receive dividends as declared from time to time and are entitled to one vote per share at shareholders' meetings. In the event of the winding up of the company, ordinary shareholders rank after creditors, and are fully entitled to any proceeds of liquidation.

Rights Issue

The company offered all existing shareholders a pro-rata renounceable Rights Issue on the basis of one new share for every six existing shares. On 1 April 2005, the company issued 112,531,123 shares at a price of $5.70 per share, raising $633,432,000 net of costs.

8. Earnings per share

	Consolidated 2005	Consolidated 2004
Basic earnings per share	**37.2 cents**	30.0 cents
Diluted earnings per share	**36.9 cents**	29.8 cents
Normalised earnings per share*		
Basic EPS	**34.9 cents**	30.0 cents
Diluted EPS	**34.6 cents**	29.8 cents
Weighted average number of shares used as the denominator:		
Ordinary Shares	**715,970,440**	663,160,654
Adjustment due to Rights Issue in April 2005	**–**	19,000,503
Number of ordinary shares for basic earnings per share calculation	**715,970,440**	682,161,157
Effect of executive share options on issue	**5,290,084**	4,923,384
Number of ordinary shares for diluted earnings per share calculation	**721,260,524**	687,084,541
Normalised weighted average number of shares*		
Ordinary Shares	**715,970,440**	663,160,654
Adjustment due to Rights Issue	**46,528,918**	19,000,503
Number of ordinary shares for basic earnings per share calculation	**762,499,358**	682,161,157
Effect of executive share options on issue	**5,290,084**	4,923,384
Number of ordinary shares for diluted earnings per share calculation	**767,789,442**	687,084,541

* To provide a more meaningful comparison, normalised basic and diluted earnings per share have also been disclosed. The weighted average number of shares has been notionally adjusted for the Rights Issue as if it occurred on 1 October 2004 when Contact Energy was acquired, rather than on 1 April 2005. The earnings for both basic and diluted earnings per share remain unchanged.

	$'000	$'000
Reconciliation of earnings used in calculating basic and diluted earnings per share:		
Net profit	**332,671**	206,923
Net profit attributable to outside equity interests	**(66,651)**	(1,982)
Earnings used in calculating earnings per share	**266,020**	204,941

Information concerning the classification of securities

(a) Fully paid ordinary shares

Fully paid ordinary shares are classified as ordinary shares for the purposes of calculating basic and diluted earnings per share.

(b) Share options

Share options granted under the Senior Executive Option Plan have been classified as potential ordinary shares and have been included in the determination of diluted earnings per share. The options have not been included in the determination of basic earnings per share.

6. Notes to the Statement of Cash Flows (continued)

(c) Net assets acquired

During the year ended 30 June 2005, the consolidated entity acquired entities/businesses for a total consideration of $1,046,617,000. Of this amount, $1,023,864,000 relates to the acquisition on 1 October 2004 of a number of companies, including an interest in Contact Energy Limited, from Edison Mission Energy and additional shares in Contact Energy Limited pursuant to the subsequent Takeover Offer. The remaining amount of $22,753,000 relates to the acquisition of business assets.

During the year ended 30 June 2004, the consolidated entity acquired entities/businesses for a total consideration of $45,426,000.

Details of the acquisition and the fair value of the assets and liabilities acquired are as follows:

	Consolidated 2005 $'000	Consolidated 2004 $'000
Current assets		
Cash Assets	**79,925**	1,500
Receivables	**141,807**	2,751
Inventories	**29,688**	–
Other	**6,361**	227
Total current assets	**257,781**	4,478
Non-current assets		
Investments accounted for using the equity method	**2,286**	–
Other financial assets	**–**	1,346
Property, plant and equipment	**3,651,107**	18,888
Exploration, evaluation and development expenditure	**3,200**	40,106
Intangible assets	**2,795**	405
Deferred tax assets	**16,046**	507
Other	**4,280**	–
Total non-current assets	**3,679,714**	61,252
Total assets	**3,937,495**	65,730
Current liabilities		
Payables	**154,116**	2,870
Interest-bearing liabilities	**50,653**	2,180
Bank overdraft	**2,833**	–
Current tax liabilities	**35,949**	–
Provisions	**26,792**	287
Total current liabilities	**270,343**	5,337
Non-current liabilities		
Interest-bearing liabilities	**1,487,249**	4,359
Deferred tax liabilities	**115,195**	10,608
Provisions	**11,482**	–
Total non-current liabilities	**1,613,926**	14,967
Total liabilities	**1,884,269**	20,304
Net assets	**2,053,226**	45,426
Outside equity interest	**(1,233,709)**	–
Goodwill on acquisition	**227,100**	–
Fair value of net assets required	**1,046,617**	45,426
Cashflow reconciliation:		
Total consideration	**1,046,617**	45,426
Cash acquired net of bank overdraft	**(77,092)**	(1,500)
Deferred settlement	**–**	(18,678)
Other amount payable	**(4,268)**	–
Consideration (net of cash acquired, deferred settlement and other amount payable)	**965,257**	25,248

	Consolidated 2005 $'000	Consolidated 2004 $'000
3. Profit from ordinary activities		
(a) Revenue from ordinary activities		
Revenue from operating activities:		
Revenue from sale of goods	**4,701,861**	3,353,598
Revenue from rendering of services	**158,709**	168,189
Total sales revenue	**4,860,570**	3,521,787
Interest income	**11,118**	3,591
Revenue from outside operating activities	**42,593**	30,637
Revenue from ordinary activities	**4,914,281**	3,556,015
(b) Expenses from ordinary activities excluding borrowing costs		
Expenses by nature:		
Raw materials and consumables used, and changes in finished goods and work in progress	**3,243,124**	2,423,282
Advertising	**32,143**	25,141
Bad and doubtful debts	**16,017**	10,840
Consultancy costs	**13,319**	8,816
Contracting costs	**120,439**	130,987
Depreciation and amortisation	**312,613**	202,956
Employee expenses	**264,442**	206,199
Exploration and production costs	**48,231**	56,567
Motor vehicle expenses	**19,246**	15,949
Occupancy expenses	**33,294**	27,441
Repairs and maintenance	**35,078**	14,157
Royalties	**30,355**	25,533
Administration and other expenses from ordinary activities	**136,137**	101,325
Expenses from ordinary activities	**4,304,438**	3,249,193
(c) Individually significant items		
Individually significant expenses included in profit from ordinary activities before income tax expense include:		
Provision for write-down of Cooper Basin producing area of interest	**–**	16,212
4. Income tax expense		
Income tax expense on pre-tax accounting profit:		
(i) at Australian tax rate of 30%	**144,027**	85,148
(ii) adjustment for difference between Australian and overseas tax rates	**5,717**	202
Income tax expense on pre-tax accounting profit at standard rates	**149,744**	85,350
Add/(subtract) tax effect of major items causing permanent differences:		
Non-taxable distributions received	**(3,691)**	(2,581)
Depreciation and amortisation	**24,417**	15,310
Non-deductible provision for write-down of producing areas of interest	**–**	4,863
Share of net profits of associates	**(3,502)**	(7,441)
Under/(over) provision of tax in previous years	**(12,979)**	384
Tax consolidation expense/(benefit)	**191**	(1,620)
Non-deductible redeemable preference share interest	**3,152**	–
Other	**696**	1,008
Individually significant items:		
Recognition of deferred tax assets not previously brought to account	**–**	(53,774)
Tax losses written off/(recouped)	**(10,610)**	35,406
	(2,326)	(8,445)
Income tax expense relating to ordinary activities	**147,418**	76,905

	Consolidated 2005 $'000	Consolidated 2004 $'000

5. Dividends

(a) Dividend reconciliation

	Consolidated 2005 $'000	Consolidated 2004 $'000
Final dividend of 7 cents per share, fully franked at 30%, paid 15 September 2004 (2004: Final dividend of 5 cents per share, franked to 2 cents per share at 30%, paid 3 October 2003)	**46,974**	33,183
Interim dividend of 7 cents per share, fully franked at 30%, paid 23 March 2005 (2004: 6 cents per share, fully franked at 30%, paid 18 March 2004)	**47,355**	39,960
	94,329	73,143

(b) Subsequent event

Since the end of the financial year, the Directors have declared a final dividend of 8 cents per share, fully franked at 30%, payable 26 September 2005	**63,177**	

The financial effect of this dividend has not been brought to account in the financial statements for the year ended 30 June 2005 and will be recognised in subsequent financial statements.

(c) Dividend franking account

30% franking credits available to shareholders of Origin Energy Limited for subsequent financial years	**20,222**	21,652

The above available amount is based on the balance of the dividend franking account at year end adjusted for:

(a) franking credits that will arise from the payment of income tax;

(b) franking debits that will arise from the payment of dividends provided at year end;

(c) franking credits that will arise from the receipt of dividends recognised as receivables at year end; and

(d) franking credits that the entity may be prevented from distributing in subsequent years.

The ability to utilise the franking credits is dependent upon there being sufficient available profits to declare dividends.

6. Notes to the Statement of Cash Flows

(a) Reconciliation of cash and cash equivalents

Cash includes cash on hand, at bank and short-term deposits at call, net of outstanding bank overdrafts.

Cash as at the end of the financial year as shown in the Statement of Cash Flows is reconciled to the related items in the Statement of Financial Position as follows:

Cash	**87,793**	44,318
Bank overdrafts	**(8,763)**	–
	79,030	44,318

(b) The following non-cash financing and investing activities have not been included in the Statement of Cash Flows:

Issue of shares in respect of the Dividend Reinvestment Plan	**29,442**	39,779
Deferred settlement portion of the consideration for the acquisition of Kupe Development Ltd, Kupe Mining (No. 1) Ltd, and Kupe Mining (No. 2) Ltd (now known as Origin Energy Resources (Kupe) Ltd).	**–**	18,678

12. Impact of adopting Australian Equivalents to International Financial Reporting Standards

For reporting periods beginning on or after 1 January 2005, Australian companies must comply with Australian equivalents to International Financial Reporting Standards (A-IFRS) as issued by the Australian Accounting Standards Board. Accordingly, Origin will be required to prepare financial statements under A-IFRS for the first time for the half year ending 31 December 2005 and year ending 30 June 2006.

Origin has implemented A-IFRS with effect from 1 July 2005. In order to comply with A-IFRS for the first time, Origin must also restate its comparative balances applying A-IFRS. This requires a restatement of the opening balances as at 1 July 2004 incorporating initial transitional adjustments, as well as a restatement of the closing balances at 30 June 2005. Net profit during these periods will also be restated. Adjustments required to restate the balance sheet as at 1 July 2004 are made directly to opening retained earnings.

This financial report has been prepared in accordance with Australian accounting standards and other financial reporting requirements (Australian GAAP) applicable for reporting periods ended 30 June 2005. The differences between Australian GAAP and A-IFRS identified to date as potentially having a significant effect on the consolidated entity's financial performance and financial position are summarised below. The summary should not be taken as an exhaustive list of all the differences between Australian GAAP and A-IFRS. No attempt has been made to identify all disclosure, presentation or classification differences that would affect the manner in which transactions or events are presented.

Transition management

The Origin Board has established a formal A-IFRS Project, has allocated internal resources, and engaged Deloitte as its A-IFRS technical advisor to assist in the assessment of the impact of adoption of A-IFRS on Origin and to assist with the implementation of A-IFRS. The project is managed by a steering committee chaired by the Chief Financial Officer.

Origin's A-IFRS project is comprised of three main phases: Scoping and Impact Analysis; Evaluation and Design; and Implementation and Review. The first two phases are complete, while the final phase is substantially complete at the date of this report. The final phase includes the live implementation of systems, further detailed training for staff, embedding the new business processes across the organisation, and the review and refinement of all changes, systems and processes implemented. The project is achieving its scheduled milestones and Origin expects to be in a position to fully comply with the requirements of A-IFRS for the half year ending 31 December 2005 and year ending 30 June 2006.

Impact of transition to A-IFRS

The impact of transition to A-IFRS, including the transitional adjustments disclosed in the tables below, are based on A-IFRS standards that are currently expected to be in place when preparing the first complete A-IFRS financial report (being the half year ending 31 December 2005). Only a complete set of financial statements and notes, together with comparative balances, can provide a true and fair presentation of Origin's financial position, results of operations and cash flows in accordance with A-IFRS. This note, therefore, only provides a summary of the potential impacts resulting from the transition to A-IFRS.

There is a significant amount of judgement involved in the preparation of the reconciliations from current Australian GAAP to A-IFRS, consequently the final reconciliations presented in the first financial report prepared in accordance with A-IFRS may vary materially from the reconciliations provided in this Note. In addition, revisions to the selection and application of the A-IFRS accounting policies may be required as a result of:

- changes in A-IFRS reporting requirements that are relevant to Origin, arising from new or revised accounting standards or interpretations issued by the Australian Accounting Standards Board; or
- additional guidance on the application of A-IFRS in the energy industry or to particular transactions.

Also, regulatory bodies that promulgate Australian GAAP and A-IFRS have significant ongoing projects that could affect the differences between Australian GAAP and A-IFRS described below and the impact of these differences relative to the consolidated entity's financial reports in the future. The impact on future years will depend on the particular circumstances prevailing in those years.

The rules for first time adoption of A-IFRS are set out in AASB 1 *First Time Adoption of Australian Equivalents to International Financial Reporting Standards*. In general, A-IFRS accounting policies must be applied retrospectively to determine the opening A-IFRS balance sheet as at transition date, being 1 July 2004. AASB 1 allows a number of exemptions to this general principle to assist in the transition to reporting under A-IFRS. The explanatory comments below include details of the AASB 1 elections adopted.

The impact of transition to A-IFRS is set out in the following tables.

Table 1 – Impact on Origin's consolidated balance sheet on initial transition to A-IFRS at 1 July 2004

	Equity (incl Reserves) $000	Total Assets $000	Total Liabilities $000
Total reported under Australian GAAP	**1,939,455**	**3,707,346**	**1,767,891**
A-IFRS adjustments ***(net of tax where appropriate):***			
1. Contingent asset	(6,579)	(9,399)	(2,820)
2. Acquisition of minority interests	(28,225)	(28,225)	-
3. Dismantling, removal & restoration provisions	(33,646)	73,097	106,743
4. Business combinations restatement	(43,562)	(41,311)	2,251
5. Deferred tax	(52,987)	2,762	55,750
6. Investments in equity accounted entities	(277)	(216)	61
Total A-IFRS adjustments	**(165,276)**	**(3,292)**	**161,985**
Total restated under A-IFRS at 1 July 2004	**1,774,179**	**3,704,054**	**1,929,876**

Table 2 – Impact on Origin's consolidated equity balances on initial transition to A-IFRS at 1 July 2004

	Contributed Equity $000	Reserves $000	Retained Earnings $000	Minority Interests $000	Total Equity $000
Total reported under Australian GAAP	**463,208**	**112,241**	**1,356,922**	**7,084**	**1,939,455**
A-IFRS adjustments (net of tax where appropriate):					
1. Contingent asset	–	–	(6,579)	–	(6,579)
2. Acquisition of minority interests	–	–	(28,225)	–	(28,225)
3. Dismantling, removal & restoration provisions	–	–	(33,646)	–	(33,646)
4. Business combinations restatement	–	–	(43,562)	–	(43,562)
5. Deferred tax	–	–	(52,987)	–	(52,987)
6. Investments in equity accounted entities	–	–	(277)	–	(277)
8. Share based payments	–	2,404	(2,404)	–	–
10. Property, plant and equipment	–	(103,676)	103,676	–	–
11. Foreign currency translation reserve	–	(8,565)	8,565	–	–
Total A-IFRS adjustments	**–**	**(109,837)**	**(55,439)**	**–**	**(165,276)**
Total restated under A-IFRS at 1 July 2004	**463,208**	**2,404**	**1,301,483**	**7,084**	**1,774,179**

Table 3 – Impact on Origin's consolidated balance sheet as at 30 June 2005 and profit for the year ended 30 June 2005 of transition to A-IFRS

	Equity (incl Reserves) $000	Total Assets $000	Total Liabilities $000	EBIT $000	Net Profit after Tax & Minority Interests $000
Total reported under Australian GAAP	**3,989,862**	**8,014,663**	**4,024,801**	**615,189**	**266,020**
A-IFRS adjustments (net of tax where appropriate):					
1. Contingent asset	–	–	–	9,399	6,579
2. Acquisition of minority interests	(26,978)	(26,978)	–	1,247	1,247
3. Dismantling, removal & restoration provisions	(38,923)	68,619	107,542	(501)	(5,277)
4. Business combinations restatement	(43,562)	(41,311)	2,251	–	–
5. Deferred tax	(315,807)	278,879	594,686	–	4,186
6. Investments in equity accounted entities	(335)	(277)	58	(66)	(58)
7. Goodwill and licence amortisation	39,930	39,930	–	39,930	39,930
8. Share based payments	–	–	–	(4,287)	(4,287)
9. Defined benefit superannuation plan	(3,567)	1,529	5,096	9,474	3,126
Total A-IFRS adjustments	**(389,242)**	**320,391**	**709,633**	**55,196**	**45,446**
Total restated under A-IFRS at 30 June 2005	**3,600,620**	**8,335,054**	**4,734,434**	**670,385**	**311,466**

12. Impact of adopting Australian Equivalents to International Financial Reporting Standards (continued)

1. Contingent asset

The recognition threshold for recognising contingent assets on the balance sheet has increased from a 'more probable than not' test under Australian GAAP to a 'virtual certainty' test under A-IFRS.

At 30 June 2004, under Australian GAAP, Origin had recognised a receivable in relation to the Moomba insurance claim. As indemnity had not been received from all insurers by 30 June 2004, the receivable of $9.4 million recorded at 1 July 2004 and the related tax adjustment of $2.8 million are expected to be derecognised through opening retained earnings.

As full indemnity was received by 31 December 2004 the net profit amount, including tax, of $6.6 million is expected to be recognised in A-IFRS profit for the year ended 30 June 2005.

2. Acquisition of minority interests in previously controlled entity

On 30 September 2003 Origin acquired the remaining 14.77% minority interest in Oil Company of Australia (OCA). Under current Australian GAAP the acquisition of the remaining minority interests was treated as an incremental business acquisition and resulted in a fair value adjustment to assets and additional goodwill being recognised.

Under A-IFRS, once control of an entity is obtained, further share acquisitions are not considered to be business combinations but rather equity transactions with owners. Accordingly, any excess amounts paid over the recorded carrying values attributed to minority interests are reflected in equity (i.e. retained earnings), and the fair value adjustments recorded under Australian GAAP are transferred to retained earnings.

For the consolidated entity, at 1 July 2004 property, plant and equipment (producing areas of interest) and goodwill are expected to decrease by $28.2 million with a corresponding adjustment to retained earnings.

For the financial year ended 30 June 2005, depreciation and amortisation expense will decrease by $1.2 million.

3. Dismantling, removal and restoration provisions

Under current Australian GAAP, provisions are made for restoration and environmental rehabilitation on an incremental basis during the course of the field or asset life. The provisions are determined on an undiscounted basis based on current costs, current legal requirements and current technology.

Under A-IFRS, the present value of the restoration obligations in relation to dismantling, removal and restoration, is recognised when a legal or constructive obligation arises through an asset's construction. The provision is recognised as a liability with a corresponding amount capitalised as a component of the asset. At each reporting date the restoration liability is remeasured in line with changes in discount rates, and timing or amount of the costs to be incurred. As the assets are not revalued any changes in the liability are added or deducted from the related asset, other than the unwinding of the discount which is recognised as interest expense in the income statement as it occurs.

At 1 July 2004, the provisions made for restoration and environmental rehabilitation under Australian GAAP will be adjusted to the present value of the required dismantling, removal and restoration obligations under A-IFRS. Additional components of assets will be recognised for the amount of the liabilities discounted to the date the obligations arose, and accumulated depreciation will be recalculated as at transition date. The net expected adjustment in the consolidated entity is:

- an increase in dismantling, removal and restoration provisions of $98.3 million;
- an increase in property, plant and equipment cost of $70.6 million;
- an increase in accumulated depreciation of $20.4 million;
- an increase in deferred tax assets of $22.9 million;
- an increase in deferred tax liabilities of $8.4 million; and
- a net decrease in retained earnings of $33.6 million.

The expected decrease of $5.2 million in consolidated net profit after tax for the financial year ended 30 June 2005 is comprised of a $3.2 million increase in depreciation expense, a $7.0 million increase in interest expense, a $2.7 million decrease in restoration expense, and a $2.3 million tax benefit.

The impacts above are based on current best estimates and may be subject to change on provision of final information from the joint venture operators.

4. Business combinations restatement

AASB 1 permits companies applying A-IFRS for the first time to restate any prior business combinations using the principles outlined in A-IFRS as if they had been in place at the time of the original acquisition. Origin has elected to apply this election and expects to restate all business combinations post March 1999. All business combinations that occurred on or after 1 July 2004 will be restated to comply with A-IFRS, as described in Item 13 below.

The expected adjustments in the consolidated entity are detailed below, with the net effect being a reduction in intangible assets of $41.3 million at 1 July 2004. All adjustments discussed below, unless otherwise stated, are made through opening retained earnings at the date of transition:

- reversal of restructuring provisions recognised as part of the acquisition accounting under current Australian GAAP which do not meet the recognition requirements under A-IFRS;
- recognition of additional amortisation for Origin's retail gas and electricity licences, recognised as separate intangible assets under Australian GAAP, and the reclassification of the remaining value of all retail gas and electricity licences to goodwill as they fail to meet the criteria for separate recognition under A-IFRS;
- recognition of deferred tax liabilities and resultant goodwill attributable to the recognition of the separately identifiable intangible assets acquired;
- reversal of subsequent adjustments that had been made to the original acquisition accounting under current Australian GAAP outside the 12 month window, which are not permitted under A-IFRS; and
- reversal of accumulated amortisation of goodwill recorded under current Australian GAAP, as goodwill is no longer amortised under A-IFRS.

In June 2005, the International Accounting Standards Board (IASB) released an exposure draft with proposed amendments to IFRS 3 Business Combinations. The effect of these proposed amendments, if any, have not been included in the financial impacts presented above, as it is not known whether the proposed amendments will be formally adopted in their current form, and there are alternatives available in the application to historical business combinations.

5. Deferred tax

On transition to A-IFRS the balance sheet method of tax effect accounting will be adopted, rather than the liability method applied currently under Australian GAAP. Under the balance sheet approach, income tax on the profit and loss for the year comprises current and deferred taxes. Income tax will be recognised in the income statement except to the extent that it relates to items recognised directly in equity or as part of a business combination, in which case it will be recognised in equity or as part of the business combination respectively.

Deferred tax is provided using the balance sheet method, providing for temporary differences between the carrying

The following temporary differences will not be provided for: goodwill for which amortisation is not tax deductible; the initial recognition of assets and liabilities that affect neither accounting or taxable profit; and differences relating to investments in controlled entities to the extent that they will probably not reverse in the foreseeable future. The amount of deferred tax provided will be based on the expected manner of realisation of the asset or settlement of the liability, using tax rates enacted or substantively enacted at reporting date.

A deferred tax asset will be recognised only to the extent that it is probable that future taxable profits will be available against which the asset can be utilised. Deferred tax assets will be reduced to the extent it is no longer probable that the related tax benefit will be realised.

The expected impact on the consolidated entity at 1 July 2004, of the change in basis and the transition adjustments on the deferred tax balances and the previously reported tax expense is an increase in deferred tax assets of $2.8 million, deferred tax liabilities of $55.8 million and a decrease in retained earnings of $53.0 million.

The expected impact of the change in basis on the tax expense for the financial year ended 30 June 2005 is a decrease in tax expense by $4.2 million for the consolidated entity. Deferred tax assets are expected to decrease by $10.9 million and deferred tax liabilities are expected to increase by $594.7 million as at 30 June 2005. The increase in the deferred tax liabilities was predominantly attributable to the acquisition of Contact, as outlined in Item 13 below.

The consolidated entity is currently considering the impact of the different recognition requirements for tax losses under A-IFRS. As a result of uncertainty in the Australian Tax Office's (ATO's) position on a number of principles in respect of the existence of tax losses, there is uncertainty as to the existence of tax losses identified as having been incurred by entities forming part of the consolidated entity in prior financial years. The ATO's position on the existence and availability of tax losses previously incurred by entities in the consolidated entity is expected to be clarified prior to the preparation of the first financial report in accordance with A-IFRS for the half year ending 31 December 2005. Accordingly, while no financial impact in respect of the recognition of these losses has been included in the tables above, it is possible that a value for tax losses may be recognised in the actual A-IFRS opening balance sheet and disclosed in the 31 December 2005 half year financial report.

6. Investments in equity accounted entities

The application of A-IFRS by the equity accounted entities results in a direct impact on the value of the investment recognised by the consolidated entity. The expected impact on the consolidated entity at 1 July 2004 is a decrease in retained earnings of $0.3 million, a decrease of investments in equity accounted entities of $0.3 million, an increase in deferred tax assets of $0.1 million and increase in deferred tax liabilities of $0.1 million. These adjustments in the equity accounted entities are predominantly the result of recognising the impact of dismantling, removal and restoration provisions and the related deferred tax effects.

For the financial year ended 30 June 2005, the share of equity accounted entities' profit and investments in equity accounted entities are both expected to decrease by $0.1 million.

7. Goodwill and licence amortisation

Under current Australian GAAP goodwill is amortised on a straight-line basis over the period during which the benefits are expected to be received, but not exceeding twenty years. Under A-IFRS goodwill is no longer amortised but instead is subject to annual impairment testing focusing on the discounted cash flows of the related cash generating unit. Goodwill will only be written down to the extent that it is impaired.

As the consolidated entity restated business combinations, the transition adjustments to goodwill and licence amortisation have been included in Item 4 above. For the financial year ended 30 June 2005, goodwill and licence amortisation expense will decrease by $39.9 million.

8. Share based payments

Under current Australian GAAP no expense is recognised for options issued to employees. Under A-IFRS, the fair value of the options granted under the Senior Executive Option Plan must be recognised as an employee benefit expense with a corresponding increase in equity (reserves). The fair value will be measured at grant date taking into account market performance conditions only, and recognised over the vesting period during which the employees become unconditionally entitled to the options. The amount recognised as an expense will be adjusted to reflect the actual number of options that vest except where forfeiture is due to market related conditions.

No adjustment will be made for options granted before 7 November 2002 which vested prior to 1 January 2005. Options granted after 7 November 2002 remaining unvested at 1 January 2005 will be recognised in the opening balance sheet through retained earnings resulting in a nil overall impact to equity on transition.

For the consolidated entity, at 1 July 2004 reserves are expected to increase by $2.4 million with a corresponding adjustment to retained earnings. As the adjustment is between equity accounts there is no overall impact on total equity.

For the financial year ended 30 June 2005, employee benefits expense and reserves are expected to increase by $4.3 million in the consolidated entity, representing the options expense for the period. There is no overall impact on total equity.

9. Defined benefit superannuation plan

Under A-IFRS, the consolidated entity's net obligation in respect of its defined benefit superannuation plan will be calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit will be discounted to determine its present value, and the fair value of any plan assets will be deducted. Actuarial gains and losses that arise subsequent to transition date will be recognised directly in retained earnings.

The current Australian GAAP accounting policy is only to recognise deficits where there is a present obligation to make good that deficit, and to release the provision as and when additional contributions are made to eliminate the deficit or when the defined benefit superannuation plan returns to surplus.

The AASB 119 *Employee Benefits* election to recognise full actuarial gains and losses through retained earnings is expected to be adopted. At 1 July 2004 the plan had a surplus of $1.6 million, however as the consolidated entity is not entitled to reduced contributions in respect of this surplus (as it does not exceed certain minimum levels prescribed in the Trust Deed) no asset is expected to be recognised at transition.

At 30 June 2005, the plan had a deficit of $5.1 million. AASB 119 prescribes the use of 'market yields on government bonds' to discount post employment benefit obligations, whereas Australian GAAP required the use of 'current market-determined, risk-adjusted discount rate appropriate to the plan'. The difference in discount rates is the primary cause of the difference between the surplus reported under Australian GAAP and the deficit reported under A-IFRS for the defined benefit plan at 30 June 2005.

For the financial year to 30 June 2005, the superannuation expense is expected to decrease by $9.5 million, while interest expense and tax expense are expected to increase by $5.0 million and $1.3 million respectively.

12. Impact of adopting Australian Equivalents to International Financial Reporting Standards (continued)

10. Property, plant and equipment and asset revaluation reserve

Property, plant and equipment will be measured at cost under A-IFRS. However, as permitted by the election available under AASB 1, at transition date certain items of property, plant and equipment are expected to be recognised at deemed cost, being a revalued amount prior to transition date that approximated fair value at that prior date. Accordingly, the asset revaluation reserve balance relating to prior revaluations will be derecognised at transition date and adjusted against retained earnings.

For the consolidated entity, at 1 July 2004 an amount of $103.7 million is expected to be reclassified from asset revaluation reserve to retained earnings. As the reclassification is between equity accounts there is no overall impact on total equity.

11. Foreign operations and foreign currency translation reserve

Under A-IFRS each entity in the consolidated entity determines its functional currency, the currency of the primary economic environment in which the entity operates reflecting the underlying transactions, events and conditions that are relevant to the entity. The entity maintains its books and records in its functional currency.

The assets and liabilities of foreign operations, including goodwill and fair value adjustments arising on consolidation, are translated from the entity's functional currency to the consolidated entity's presentation currency of Australian dollars at foreign exchange rates ruling at reporting date. The revenues and expenses of foreign operations are translated to Australian dollars at the exchange rates approximating the exchange rates ruling at the date of the transactions. Foreign exchange differences arising on translation are recognised directly in a separate component of equity. There are no expected changes in functional currency for the company or any entities in the consolidated entity.

In accordance with the election under AASB 1, the foreign currency translation reserve balance at the date of transition of $8.6 million will be reset to nil and the existing Australian GAAP balance transferred to retained earnings.

As the reclassification is between equity accounts there is no overall impact on total equity.

12. Impairment

Under current Australian GAAP the carrying amounts of non-current assets valued on a cost basis, other than exploration and evaluation expenditure carried forward, are reviewed at each reporting date to determine whether they are in excess of their recoverable amount. Origin currently uses discounted cash flows to determine recoverable amounts.

Origin has reviewed all assets for impairment under the requirements of A-IFRS and no adjustments were identified at transition date or at 30 June 2005.

13. Business combination – Contact Energy

The acquisition of a controlling stake in Contact on 1 October 2004 is a business combination post transition into A-IFRS. Accordingly, the acquisition will be restated in the financial year ended 30 June 2005 with the only adjustment expected to be an increase in net deferred tax liabilities of $564.6 million to be recognised on acquisition, thereby increasing goodwill on acquisition by $290.0 million and reducing outside equity interests by $274.6 million.

The impact on the A-IFRS result for the financial year ended 30 June 2005 is expected to be a reduction in tax expense (and hence an increase in profit after tax) by $8.1 million with the removal of the permanent difference associated with the non-deductible depreciation. This is expected to result in an increase in profit after tax after minority interests of $4.1 million, as disclosed in Item 5.

There is not expected to be an impact on profit before tax as the additional goodwill is no longer amortised under A-IFRS (the benefit from the cessation of amortising the existing goodwill under A-IFRS is included in the goodwill and licence amortisation adjustment disclosed at Item 8 above).

In June 2005, the International Accounting Standards Board (IASB) released an exposure draft with proposed amendments to IFRS 3 Business Combinations. The effect of these proposed amendments, if any, have not been included in the financial impacts presented above, as it is not known whether the proposed amendments will be formally adopted in their current form, and there are alternatives available in the application to historical business combinations.

14. Financial instruments

AASB 132 *Financial Instruments: Disclosure and Presentation* and AASB 139 *Financial Instruments: Recognition and Measurement* are to be applied from 1 July 2005. Origin expects to take advantage of the election in AASB 1 to not restate comparatives for the effect of these standards. In accordance with these standards, all derivatives used for hedging purposes will be recognised on the balance sheet at fair value from 1 July 2005. Where the hedge accounting requirements of the standard are not satisfied, changes in the fair value of the derivatives will impact reported profits which may result in significant volatility. Under the current accounting policy, costs or gains arising under hedge transactions, together with any realised or unrealised gains or losses from remeasurement, are deferred and included in the measurement of the hedged transaction when it occurs.

In order to ensure compliance with the strict hedge accounting requirements, Origin has internally developed a system to manage its electricity derivatives and has implemented an off-the-shelf system to manage its treasury and commodity derivatives.

14.1. Electricity derivatives

Origin uses a range of derivative instruments to manage its exposure to the risks inherent in operating its electricity businesses. The majority of derivatives in the electricity portfolio will comply with the hedge accounting requirements and be accounted for as cash flow hedges, with the changes in fair value being deferred in a separate component of equity until the underlying transaction occurs. Certain types of derivatives within the electricity portfolio are not expected to comply with the strict hedge accounting requirements, and therefore may give rise to volatility in reported profits. The net fair value of these derivatives as reported under current Australian GAAP is positive $86.9 million at 30 June 2005. The adjustment on initial application of AASB 139 is expected to incorporate the recognition of this fair value.

14.2. Treasury derivatives

Origin uses a range of derivative instruments to manage its exposure to interest rate risk and foreign currency risk. The majority of derivatives in the treasury portfolio will comply with the hedge accounting requirements and be accounted for as cash flow hedges or fair value hedges. Some interest rate swaps within the treasury portfolio, particularly those held by Contact, are not expected to comply with the strict hedge accounting requirements, and therefore may give rise to volatility in reported profits. The net fair value of these derivatives as reported under current Australian GAAP is negative $279.7 million at 30 June 2005. The adjustment on initial application of AASB 139 is expected to incorporate the recognition of this fair value.

14.3. Commodity derivatives

Origin uses a range of derivative instruments to manage its exposure to the risks inherent in operating its upstream oil and gas businesses. The majority of derivatives in the commodity portfolio will comply with the hedge accounting requirements and be accounted for as cash flow hedges, with the changes in fair value being deferred in a separate component of equity until the underlying transaction occurs. Certain types of derivatives within the commodity portfolio are not expected to comply with the strict hedge accounting requirements, and therefore may give rise to volatility in reported profits. The net fair value of these derivatives as reported under current Australian GAAP is negative $52.0 million at 30 June 2005. The adjustment on initial application of AASB 139 is expected to incorporate the recognition of this fair value.

14.4. Available for sale financial assets

It is expected that Origin will classify its investments in listed entities as 'available for sale' and therefore recognise these financial assets at fair value on the balance sheet, with changes in fair value recognised in a separate component of equity.

15. Exploration and evaluation expenditure

Under A-IFRS, AASB 6 *Exploration for and Evaluation of Mineral Resources* permits the area of interest method of accounting to continue for exploration and evaluation expenditure and thus the application of AASB 6 should provide outcomes consistent with those under the existing accounting standard AASB 1022 *Accounting for the Extractive Industries* in accounting for the initial recognition of exploration and evaluation assets.

Possible change in accounting policy – successful efforts

The expected impact of adopting A-IFRS disclosed in this note is based on work in progress of the A-IFRS project team and may be subject to change. In addition, certain choices of accounting policies and elections under A-IFRS are still being analysed to determine the most appropriate policy for the consolidated entity. Following recent announcements by other companies in the oil and gas industry one policy under specific consideration is the partial cost ('successful efforts') method of accounting for exploration and evaluation expenditure.

As part of the convergence to A-IFRS, Origin has adopted AASB 6 which effectively allows grandfathering of the existing accounting practices until such time as the accounting bodies determine a recommended approach.

Origin currently uses the 'full cost' approach to recognising exploration and evaluation expenditure. However, this approach is typically used by smaller exploration and production companies in the oil and gas industry. As the main purpose behind convergence to international accounting standards is to improve comparability between companies, Origin is considering a change in its accounting policy to a 'successful efforts' approach.

Directors' declaration

In the opinion of the Directors of Origin Energy Limited the accompanying Concise Financial Report of the consolidated entity, comprising Origin Energy Limited and its controlled entities, for the year ended 30 June 2005 set out on pages 46 to 65:

i) has been derived from or is consistent with the Full Financial Report for the financial year; and

ii) complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

Signed in accordance with a resolution of the Directors:



Kevin McCann, Chairman
Sydney, 29 August 2005

Independent audit report

on Concise Financial Report to the members of Origin Energy Limited

Scope

The financial report and Directors' responsibility

The Concise Financial Report comprises the Statement of Financial Performance, Statement of Financial Position, Statement of Cash Flows, accompanying notes, and the accompanying discussion and analysis on the Statement of Financial Performance, Statement of Financial Position, and Statement of Cash Flows for Origin Energy Limited ('the company') and its controlled entities (the 'consolidated entity') for the year ended 30 June 2005.

The Directors of the company are responsible for the preparation of the Concise Financial Report in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*. This includes responsibility for the maintenance of adequate accounting records and internal controls that are designed to prevent and detect fraud and error, and for the accounting policies and accounting estimates inherent in the Concise Financial Report.

Audit approach

We conducted an independent audit in order to express an opinion to members of the company. Our audit was conducted in accordance with Australian Auditing Standards in order to provide reasonable assurance as to whether the Concise Financial Report is free of material misstatement. The nature of an audit is influenced by factors such as the use of professional judgement, selective testing, the inherent limitations of internal control, and the availability of persuasive rather than conclusive evidence. Therefore an audit cannot guarantee that all material misstatements have been detected. Our audit report on the Full Financial Report was signed on 29 August 2005, and was not subject to any qualification.

We performed procedures in respect of the audit of the Concise Financial Report to assess whether, in all material respects, the Concise Financial Report is presented fairly in accordance with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

We formed our audit opinion on the basis of these procedures, which included:

- testing that the information in the Concise Financial Report is consistent with the Full Financial Report; and
- examining, on a test basis, information to provide evidence supporting the amounts, discussion and analysis, and other disclosures, which were not directly derived from the Full Financial Report.

While we considered the effectiveness of management's internal controls over financial reporting when determining the nature and extent of our procedures, our audit was not designed to provide assurance on internal controls.

Audit opinion

In our opinion, the Concise Financial Report of Origin Energy Limited and its controlled entities for the year ended 30 June 2005 complies with Australian Accounting Standard AASB 1039 *Concise Financial Reports*.

KPMG
Sydney 29 August 2005

KPMG.

David Rogers
Partner

David Rogers.

Share and Shareholder Information

Information set out below was applicable as at 19 August 2005.

Ordinary shares

Size of holding	Number of shareholders	% of issued shares
1-1,000	37,436	2.56
1,001-5,000	52,086	15.53
5,001-10,000	9,822	8.61
10,001-100,000	5,180	12.84
100,001 and above	185	60.46

2,431 shareholders hold less than a marketable parcel.

Substantial shareholders

By notice dated 16 August 2005, Commonwealth Bank Group advised that it had an interest in 58,287,238 ordinary shares. This is the only notification current as at 19 August 2005.

20 largest shareholders	Number of shares	% of issued shares
National Nominees Limited	99,117,424	12.55
J P Morgan Nominees Australia Limited	78,023,923	9.88
Westpac Custodian Nominees Limited	77,517,142	9.82
Citicorp Nominees Pty Limited	70,345,666	8.91
Cogent Nominees Pty Limited	26,236,937	3.32
ANZ Nominees Limited	19,178,541	2.43
Queensland Investment Corporation	15,887,305	2.01
AMP Life Limited	14,360,107	1.82
RBC Global Services Australia Nominees Pty Limited	8,600,883	1.09
Invia Custodian Pty Limited	4,809,861	0.61
Westpac Financial Services Limited	4,403,424	0.56
PSS Board	4,303,919	0.54
Australian Foundation Investment Company Limited	4,280,846	0.54
Bond Street Custodians Limited	3,977,428	0.50
HSBC Custody Nominees (Australia) Limited	3,849,832	0.49
IAG Nominees Pty Limited	3,833,937	0.49
ARGO Investments Limited	3,592,948	0.45
CSS Board	3,204,626	0.41
Government Superannuation Office	1,879,807	0.24
Perpetual Trustee Co Limited	1,749,869	0.22
	449,154,425	56.88

Share and Shareholder Information

Shareholder enquiries

Shareholder queries or notifications regarding shareholdings or dividends should be directed to Origin's share registry on 1300 664 446.

When contacting the share registry, shareholders should quote their security holder reference number, which can be found on your holding or dividend statements.

Shareholders with internet access can update and obtain information regarding their shareholding online at *www.originenergy.com.au/investor.*

Dividends

Origin will pay a final dividend for the 2004/2005 year of 8 cents per share (fully franked) on 26 September 2005.

Origin offers its shareholders the convenience of having their dividends paid directly into a bank, building society or credit union account in Australia. The payment of dividends will be electronically credited on the dividend payment date and confirmed by payment advices sent through the mail. Should shareholders wish to take advantage of this service, they will need to contact the share registry for an application form.

Dividend alternatives

As an alternative to receiving cash dividends, shareholders may elect to participate in the Dividend Reinvestment Plan (DRP). The DRP enables shareholders to use cash dividends to purchase additional fully paid Origin shares. If a shareholder wishes to participate in the DRP, they must notify the share registry in writing.

Tax File Number

For resident shareholders who have not provided the share registry with their Tax File Number (TFN) or exemption category details, tax at the top marginal tax rate (plus Medicare levy) will be deducted from dividends to the extent they are not fully franked. For those shareholders who have not as yet provided their TFN or exemption category details, forms are available from the share registry. Shareholders are not obliged to provide this information if they do not wish to do so.

Annual report mailing lists

Shareholders not wishing to receive the Annual Report should advise the share registry in writing so that their names can be removed from the mailing list. Unless shareholders have advised the share registry that they require no Annual Report or the full set of financial statements, they will be sent the Annual Report containing a concise set of financial statements.

Change of address

Shareholders who are Issuer Sponsored should notify any changes of address to the share registry promptly in writing. For your protection you should quote your security holder reference number. Broker sponsored holders should advise their sponsoring broker of any change.

Information on Origin

The main source of information for shareholders is the Annual Report and the Full Financial Statements. Both the Annual Report and Full Financial Statements will be provided to shareholders on request and free of charge. Origin's website www.originenergy.com.au is another source of information for shareholders.

Stock exchange listing

Origin shares are traded on the Australian Stock Exchange Limited (ASX). The symbol under which Origin shares are traded is 'ORG'.

Voting rights of members

At a meeting of members, each member who is entitled to attend and vote may attend and vote in person or by proxy, attorney or representative. On a show of hands, every person present who is a member, proxy, attorney or representative, shall have one vote and on a poll every member who is present in person or by proxy, attorney or representative shall have one vote for each fully paid share held.

Glossary of terms

AFL Australian Football League.

A-IFRS Australian equivalents to International Financial Reporting Standards.

Appraisal well A well drilled for the purpose of determining the size of an oil or gas discovery.

Availability The portion of a period a generation plant was available for use after deducting planned and unplanned outage hours, compared with the total time period under review.

Bbls Barrels, a measure used in relation to oil production and sales.

Bopd Barrels of oil per day.

Capacity factor The actual output of a generation plant over the period compared with the expected maximum output from the plant in that period based on 100% availability at the manufacturer's operating specifications.

Carbon dioxide (CO_2) A greenhouse gas that can be produced as a by-product of oil and gas production, burning fossil fuels and biomass.

Cased and suspended A successful well that has had a steel casing installed to enable future production.

Churn Mass market energy customers switching suppliers.

Coal seam gas (CSG) Natural gas contained within coal seams.

Cogeneration The production of two or more forms of energy from one fuel source. In general, cogeneration plants operated by Origin produce steam and electricity from natural gas.

Contact Contact Energy Limited.

Contract Price (CP) An international price for LPG set in US dollars using the Saudi Aramco Contract Price – a tender process that occurs throughout each month. Australian LPG producers export LPG or sell into the domestic Australian market at price reflective of CP. Similarly, Australian LPG retailers purchase domestically produced or imported LPG based on CP.

Demerger The separation of Boral's energy business and building and construction materials business into two separately listed companies now trading as Origin Energy Ltd and Boral Ltd respectively.

Development well A well drilled to enable production from a known oil or gas reservoir.

EBIT Earnings before interest and tax.

EBITDA Earnings before interest, tax, depreciation and amortisation.

Exploration well A well drilled to identify a new reservoir of oil or gas.

Electricity measures:

- **Watt (W)** A measure of power present when a current of one ampere flows under the pressure of one volt.
- **Kilowatt (kW)** One kW = 1,000 watts.
- **Kilowatt Hour (KWh)** The standard unit of electrical energy that represents the consumption of one kilowatt over the period of one hour.
- **Megawatt (MW)** One MW = 1,000 kW or one million watts.
- **Gigawatt hour (GWh)** One GWh = 1,000 megawatt hours or one million kilowatt hours.
- **Terawatt hour (TWh)** One TWh = 1,000 gigawatt hours, or one million megawatt hours.

Full Retail Contestability (FRC) Where homes and businesses are able to choose their own energy supplier.

Gas measures:

- **Joule** A joule is the primary measure of energy in the metric system.
- **Gigajoule (GJ)** A gigajoule is equal to one billion joules. An average household in Victoria consumes approximately 55 GJ per annum.
- **Terajoule (TJ)** A Terajoule is equal to 1,000 gigajoules.
- **Petajoule (PJ)** A Petajoule is equal to one million gigajoules.
- **Petajoules equivalent (PJe)** The measurement used by Origin Energy in its Annual Report to represent the equivalent energy in different products so the amount of energy contained in these products can be compared.
  The factors used by Origin to convert to PJe are:
  One million barrels crude oil = 5.83 PJe
  One million barrels condensate = 5.41 PJe
  One million tonnes LPG = 49.3 PJe
  One TWh of electricity = 3.6 PJe.

GHG Greenhouse gas.

GGAP Greenhouse Gas Abatement Program.

Greenfields exploration An area in which Origin holds exploration rights but does not have a substantial producing interest.

Hedge contract A financial instrument to manage the risk created by price volatility for a commodity (such as electricity or crude oil) on a spot market. Buyers and sellers of the commodity may enter into long or short-term contracts that set an agreed price for the commodity outside the spot market.

HSE Health, safety and environment.

Hydrocarbons Oil and gas, including condensate and gas liquids (LPG and ethane).

Kbbls Kilobarrels = 1,000 barrels.

Kt Kilotonnes = 1,000 tonnes.

LPG Liquefied petroleum gas.

LTI Lost time injury.

LTIFR Lost Time Injury Frequency Rate. Calculated as LTIs per million hours worked.

Nameplate capacity The design rated output in MW of generation plant at standard operating conditions.

NEM National Electricity Market.

Operating Cash Flow After Tax Ratio (OCAT Ratio).
OCAT Ratio = EBITDA
less change in working capital
less stay-in-business capital
less tax
less interest tax shield
divided by weighted average funds employed.

Origin Origin Energy Limited.

Photovoltaic (PV) Photovoltaic cells convert sunlight directly into electricity.

Plugged and abandoned A well, generally unsuccessful, which has been abandoned with cement plugs and from which hydrocarbons cannot be produced in the future.

Reserves Origin uses reserves definitions consistent with the Society of Petroleum Engineers and required by the Australian Stock Exchange. Reserves reported are based on information compiled by full time employees of the company who are qualified in accordance with Australian Stock Exchange listing rule 5.11.

Proved plus probable (2P) reserves are those reserves which analysis of geological and engineering data suggest are more likely than not to be recoverable under reasonable, economic, technical and operating methods.

Reserves Replacement Ratio (RRR) Reserves change during the year, before the deduction of production, divided by production during the year. An annual RRR of 100% indicates full replacement of production by reserve additions for that year.

Seismic survey A geophysical survey used to gain an understanding of rock formations beneath the earth's surface.

Spot market A wholesale market for commodities, such as electricity or crude oil, which allows matching of supply against demand.

The company Origin Energy Limited and its controlled entities.

TRCFR Total Reportable Case Frequency Rate, a measure of safety performance.

Upstream Part of Origin's business that is involved in the exploration and production of hydrocarbons.

Designed and produced by The Ball Group Sydney and Melbourne ORIG0076 09/05
Printed on paper from sustainable forests and totally chlorine free, with 50% recycled fibre.

Appointment of proxy

- If you are unable to attend and vote at the Annual General Meeting of Origin Energy Limited on Thursday, 20 October 2005 or any adjournment thereof and wish to appoint a person or body corporate who is attending as your proxy, please complete and return this Appointment of Proxy Form. A proxy need not be a shareholder.
- If you appoint a body corporate as your proxy, the body corporate will need to ensure that it:
  - appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act 2001 (Cth); and
  - provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.
- Shareholders are entitled to appoint up to two proxies (whether shareholders or not), to attend the meeting and vote. If you wish to appoint two proxies, please obtain a second proxy form by telephoning 1300 664 446 or (02) 8280 7155. Both forms should be completed with the nominated number or percentage of your voting rights on each form. If you appoint two proxies and the appointment does not specify the proper number of your votes that the proxies may exercise, each such proxy may exercise one half. Please return both proxy forms together. Where a shareholder appoints more than one (1) proxy, neither proxy is entitled to vote on a show of hands.

Signing instructions

- This Appointment of Proxy must be signed by the shareholder (for joint shareholders either can sign) or by his/her/their joint authorised attorney(s).
- If the shareholder is a corporation, this Appointment of Proxy should be signed in a manner which is legally binding on the corporation, for example:
  - under the common seal of the company by two directors, or a director and a secretary; or
  - by two directors, or a director and a secretary; or
  - in the case of a proprietary company that has a sole director who is also the sole company secretary, by that director; or
  - under the hand of a duly authorised officer or attorney
- If signed under Power of Attorney, the attorney hereby states that no notice of revocation of the power has been received. If the Power of Attorney or other authority (if any) has not been previously noted by the Company's Share Registry, it must be produced for noting to ASX Perpetual Registrars Limited, by posting it to Locked Bag A14, Sydney South NSW 1235 or sending it by facsimile to ASX Perpetual Registrars Limited on (02) 9287 0309, by 10.30am on Tuesday, 18 October 2005. A certified copy of a Power of Attorney is acceptable.
- If you require further information on how to complete this Appointment of Proxy telephone Origin Energy's Share Registry on 1300 664 446 or (02) 8280 7155.

Lodgement details

- The Appointment of Proxy must be received by the company's Share Registry, ASX Perpetual Registrars Limited, by 10.30am on Tuesday, 18 October 2005. Shareholders are requested to return the Appointment of Proxy in the reply paid envelope provided, or post to Locked Bag A14, Sydney South NSW 1235 in sufficient time so that it reaches ASX Perpetual Registrars Limited by that time and date.
- Alternatively, the Appointment of Proxy can be hand delivered to ASX Perpetual Registrars Limited, Level 8, 580 George Street, Sydney or sent by facsimile to ASX Perpetual Registrars Limited on (02) 9287 0309, by 10.30am on Tuesday, 18 October 2005.

Origin Energy Limited
Level 45, Australia Square
264-278 George Street, Sydney
GPO Box 5376, Sydney NSW 2001
Telephone (02) 8345 5000
Facsimile (02) 9252 1566

Origin energy

Origin Energy Limited
ABN 30 000 051 696

Origin energy

Appointment of Proxy

If you propose to attend and vote at the Annual General Meeting, please bring this form with you. This will assist in registering your attendance.

Please return your Appointment of Proxy form to:
ASX Perpetual Registrars Limited
Level 8, 580 George Street, Sydney NSW 2000
Locked Bag A14, Sydney South NSW 1235
Telephone: 1300 664 446
Facsimile: (02) 9287 0309
ASX Code: ORG
Email: registrars@asxperpetual.com.au
Website: www.asxperpetual.com.au

I/We being a member(s) of Origin Energy Limited and entitled to attend and vote hereby appoint

A **the Chairman of the meeting** (mark box) ☐ **OR** if you are **NOT** appointing the Chairman of the Meeting as your proxy, please write here the name of the person or body corporate (excluding the registered securityholder) you are appointing as your proxy ☐

or failing the person/body corporate named, or if no person/body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following instructions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 10:30am on Thursday 20 October 2005 and at any adjournment of that meeting. The Chairman of the Meeting intends to vote undirected proxies in favour of all items of business.

Where more than one proxy is to be appointed or where voting intentions cannot be adequately expressed using this form an additional appointment of proxy form is available on request from the share registry. Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the meeting.

B **To direct your proxy how to vote on any resolution please insert ☒ in the appropriate box below.**

Ordinary business	For	Against	Abstain*
2. To adopt the Remuneration Report for year ended 30 June 2005 (non-binding resolution)	☐	☐	☐
3. Election of Directors To elect Bruce G Beeren	☐	☐	☐
To elect Colin B Carter	☐	☐	☐

Special business	For	Against	Abstain*
4. To approve the Constitution Change – General Amendments	☐	☐	☐
5. To approve the Constitution Change – Proportional Takeover Bids	☐	☐	☐

* If you mark the Abstain box for a particular item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.

C **Signature of Securityholder/s – this must be completed**

Securityholder 1 (Individual)	Joint Securityholder 2 (Individual)	Joint Securityholder 3 (Individual)
Sole Director and Sole Company Secretary	Director/Company Secretary (Delete one)	Director

This form should be signed by the Securityholder. If a joint holding, either Securityholder may sign. If signed by the Securityholder's attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the securityholder's constitution and the Corporations Act 2001 (Cwlth).

ASX Perpetual Registrars Limited advises that Chapter 2C of the Corporations Act 2001 requires information about you as a Securityholder (including your name, address and details of the securities you hold) to be included in the public register of the entity in which you hold securities. Information is collected to administer your securityholding and if some or all of the information is not collected then it might not be possible to administer your securityholding. Your personal information may be disclosed to the entity in which you hold securities. You can obtain access to your personal information by contacting us at the address or telephone number shown

Reasons for approval
Under section 136 of the Corporations Act, a Company must have member approval by a special resolution to modify or repeal its constitution. Accordingly, Resolution 4 seeks member approval to adopt the amendments to the constitution specified above.

Copies of the proposed new Constitution are available free of charge from the Company Secretary, Origin Energy Limited, Level 45 Australia Square, 264-278 George Street, Sydney NSW 2000.

Directors' Recommendation
The Directors recommend that shareholders approve the amendments to the Constitution and vote in favour of the resolution.

5. Renewal of proportional takeover provisions in Constitution
Under the Corporations Act, a company is empowered to include in its constitution a provision to enable the company to refuse to register shares acquired under a proportional takeover bid unless a resolution is passed by shareholders in general meeting approving the offer.

At the Annual General Meeting of the company held on 16 October 2003 shareholders voted in favour of inserting such a provision. The provision (Article 64) ceases to have effect on the third anniversary of its adoption. Depending on the timing of next year's AGM, this Article may cease to have effect before the next AGM. The Directors consider that it is appropriate to renew the Article this year for a further term of three years before it would otherwise expire in October 2006.

Proportional takeover bids
A proportional takeover bid is an off-market takeover offer sent to all shareholders but only in respect of a specified portion of each shareholder's shares in the Company (ie less than 100%). Accordingly, if a shareholder accepts in full the offer under a proportional takeover bid, the shareholder will dispose of the specified portion of the shareholder's shares in the company and retain the balance of the shares.

Effect of proposed proportional takeover provision
The effect of the Article 64 is that if a proportional takeover bid is made to shareholders, the Directors are obliged to convene a meeting of shareholders to be held 15 days or more before the offer closes. The purpose of the meeting is to vote upon a resolution to approve the proportional takeover bid. For the resolution to be approved, it must be passed by a simple majority of votes at the meeting, excluding votes of the bidder and its associates.

If no such resolution is voted on within the required timeframe, the resolution is deemed to have been approved. This, in effect, means that shareholders as a body may only prohibit a proportional takeover bid by rejecting such a resolution.

If the resolution is approved or deemed to have been approved, transfers of shares under the proportional takeover bid (provided they are in all other respects in order for registration) must be registered.

If the resolution is rejected, registration of any transfer of shares resulting from that proportional takeover bid are prohibited and the offer is deemed by the Corporations Act to have been withdrawn.

The renewed Article 64 will expire three years after its adoption unless renewed by a further special resolution of shareholders.

A proportional takeover provision does not apply to full takeover bids.

Reasons for proposing the resolution
The Directors consider that shareholders should have the opportunity to vote on a proposed proportional takeover bid. A proportional takeover bid may result in effective control of the Company changing hands without shareholders having the opportunity of disposing of all their shares. Shareholders could be at risk of passing control to the offeror without payment of an adequate control premium for all their shares whilst leaving themselves as part of a minority interest in the Company.

The proposed Article 64 can prevent this occurring by giving shareholders the opportunity to decide whether a proportional takeover bid is acceptable and should be permitted to proceed.

Presently proposed acquisitions
As at the date of these Explanatory Notes, no Director of the Company is aware of any proposal by any person to acquire or increase the extent of a substantial interest in the Company.

Potential advantages and disadvantages for the Directors and shareholders
The Directors consider that it is a potential advantage to all shareholders that they have the opportunity to consider and vote upon any proposed proportional takeover bid. For a proportional takeover bid to be approved, it must be approved by more than half of the shares voted at the meeting excluding the shares of the offeror and its associates, and accordingly the existence of the Article is likely to cause an intending offeror to formulate its offer in a way that would be attractive to a majority of shareholders. It may also have the effect of not allowing control of the company to pass without payment of a control premium.

The Directors consider that it would be an advantage to them to have the opportunity to ascertain the views of shareholders on any proportional takeover bid.

As to the possible disadvantages of such an Article, it may be perceived by some shareholders that its presence makes a proportional takeover bid less likely to succeed and that therefore the chances of receiving an opportunity to dispose of part of their shares would be reduced because potential offerors may be discouraged from making a proportional takeover bid. This may be thought to potentially remove or reduce any speculative element of the market price of the Company's shares arising from the possibility of a proportional takeover bid. Some shareholders may consider the presence of the Article to be an additional restriction on the ability of individual shareholders to deal freely with their shares.

During the period in which the previous proportional takeover provision was in effect, the advantages and disadvantages set out above have applied.

Directors' recommendation
The Directors recommend that shareholders approve the renewal of Article 64 of the Constitution and vote in favour of the resolution.

Article	Amendments	Comments
82	Amendment regarding directors calling meetings of members	This reflects the powers of a director under section 249CA of the Corporations Act.
83	Inserted reference to other time period	This ensures that any future possible change in law is accommodated.
89	Amendments regarding the business of the annual general meeting	This reflects section 250R of the Corporations Act.
95(c)	Amendments regarding percentage of members required to demand a poll	This reflects section 250L(1)(b) of the Corporations Act.
100	Addition of words 'but excluding', and deleting 'thereof'	This reflects Listing Rule 6.9.
108	Amendment to allow any other method of authenticating a proxy	This reflects the fact that electronic proxies are permitted under section 250A(1) of the Corporations Act.
114(b)	Addition of words 'subject to the terms of the authority of the representative'	This reflects the ability of a corporation to restrict their representatives' power under section 250D(2) and 250D(4) of the Corporations Act.
New Article 117(c)	Inserted Article dealing with revocation of proxies	This reflects section 250C(2) of the Corporations Act.
124, 129, 138	Deleting reference to directors of public companies over the age of 72	This has now been made redundant as section 201C which imposed a maximum age limit of 72 years on directors of public companies has been repealed from the Corporation Act.
125	Addition of words 'directly, indirectly or jointly with another'	This clarifies how a director may hold the shares in order to obtain his or her share qualification.
126	Amendments regarding remuneration of directors and executive directors	These reflect Listing Rule 10.17.2.
129(d)	Amendment regarding disqualification of directors	This amendment is made to reflect section 203E of the Corporations Act. This will switch the presumption so that absence is a ground for disqualification unless the Board determines otherwise.
132	Amendments regarding powers of alternate directors	The existing clause does not clearly state the powers which Alternate Directors have. The new provision clarifies this.
144	Amendments to expand the sphere of persons that the Board may delegate their powers to	This reflects section 198D of the Corporations Act.
147	Deletion of words 'principal executive officers'	The words are now redundant as the requirement to keep a register of principal executive officers has been deleted.
150	Deletion of word 'turnover', replacing with 'operating revenue'	This reflects Listing Rule 10.17.
152(b)	Deleted	The paragraph is now redundant as the Corporations Act has deleted the concept of 'official seals'.
New Article 153(b)	Insertion of provision in relation to execution of documents	This reflects the position under section 127 of the Corporation Act which now allows documents to be executed without the company seal.
160	Amendment regarding dividends out of profits	This ensures that any future change in law is accommodated.
167	Deleted	The Article is now redundant as it reflected the old section 202 of the Corporations Law.
175	Amendment regarding electronic notices of meeting	The amendments reflect sections 249J(3) and 249J(3A) of the Corporations Act.
179	Amendments regarding the timing of receipt of notices	This introduces a timing rule for notices of meeting given by electronic means.
187	Deleting references to 'executive officer' and replacing them with 'senior manager'	This reflects the definition change in the Corporations Act.
187(2), 187(3), 187(4), 187(5)	Deleting references to 'the Corporations Law' and replacing them with a broader reference to the 'law'	This reflects current law and will allow for other statutes that may govern the granting of such indemnities in future.
187(6)	Deleted board approval of indemnity	The Article reflected the pre-demerger constitution in 1999 which does not reflect current market practice. The change will make the Constitution entirely consistent with the Corporations Act and ensure that the Company's executives are indemnified for their acts to the full extent permitted by law.
Schedule 1 paragraph 8(d)	Replace reference to section '1089(2)' with section '1070D(5)' of the Corporations Act	Change reference to the new section of the Corporations Act.

(bb) deleting the first sentence of Article 144 and replacing it with the following:

'The Board may delegate any of its powers to committees consisting of any director or directors, employees of the Company or any other person and may from time to time revoke the delegation in whole or in part.';

(cc) deleting the words ', principal executive officers' in Article 147(a);

(dd) replacing the word 'turnover' in Article 150 with the words 'operating revenue';

(ee) deleting Article 152(b) and renumbering Article 152(a) as Article 152;

(ff) renumbering Article 153 as Article 153(a) and inserting the following Article 153(b):

'153(b) The Company may execute a document without a common seal if the document is signed by 2 directors, a director and a secretary or a director and another person appointed by the directors for that purpose.';

(gg) inserting the words ', unless permitted by the Corporations Act or the Listing Rules' after the words 'profits of the Company' in Article 160;

(hh) deleting Article 167;

(ii) deleting Article 175 and replacing it with the following:

'Any notice under this Constitution shall be in writing. A notice shall be given by the Company to any member by delivering it in person, by sending it by mail to the address of the member in the Register or the alternative address (if any) nominated by that member, by sending it to the fax or other electronic address (if any) nominated by that member, by sending it by other electronic means (if any) nominated by that member or by any other means permitted by the Corporations Act. A notice shall be given to the Company by delivering it or sending it by mail to the office, by sending it to a facsimile number at the office nominated by the Company for that purpose or by any other means permitted by the Corporations Act, but shall not be deemed to have been received until its actual receipt by the Company.';

(jj) deleting Article 179 and replacing it with the following:

'Any notice given by the Company under Article 175 shall be deemed to have been received at the time of its delivery, or on the day following the day of sending if by mail, or on the day of sending if by facsimile or other electronic means, or on the day following the day on which the member is notified that the notice of meeting is available in the case of a notice of meeting given pursuant to section 249J(3A) of the Corporations Act. A statement in writing by the secretary or other officer of the Company appointed by the Board or as to the due sending of the notice shall be conclusive evidence of the giving of notice.';

(kk) deleting the words 'executive officer' and replacing them with the words 'senior manager' in the definition of Relevant Officer in Article 187(1);

(ll) deleting the words 'the Corporations Law' where it appears in Articles 187(2), 187(3) and 187(4) and replacing them with the word 'law';

(mm) deleting the words 'Subject to the Corporations Law' where it appears in Article 187(5) and replacing it with 'To the extent permitted by law';

(nn) deleting Article 187(6);

(oo) deleting the reference to '1089(2)' in paragraph 8(d) of Schedule 1 and replacing it with '1070D(5)'; and

(pp) deleting the words '(being a member corporation of ASX)' in paragraph 5 of Schedule 1 with the words '(being a market participant under the ASX Market Rules)'.

Set out below is a summary which highlights and explains the key provisions in the Constitution as amended by the above provisions.

Article	Amendments	Comments
1	Deleted definitions of Corporations Law, SCH and SCH Business Rules, Memorandum of Association	The Corporations Act 2001 has replaced the old Corporations Law, and the existing definitions are now redundant. The Company also no longer has a memorandum of association.
1 & 154	Deleted 'Share Seal'	Share seals are no longer required under the Corporations Act.
1	Addition to the interpretation section referred to in Article 1 above	The amendment takes into account the fact that some definitions are now contained in the Corporations Regulations rather than the Corporations Act.
27	Amendment regarding non-receipt of notice	This ensures that a call is not invalidated due to non-receipt of notice by the applicable member.
64	Deleted existing heading and replacing it with 'Proportional Takeovers'	The new heading more accurately reflects the matters dealt with in the Articles beneath that heading.
New Article 80	Inserted Article dealing with meetings at more than one place	This takes into account changes in technology which allow meetings to be held via technology or in more than one location.

(f) replacing all references in the Constitution to the words 'SCH Business Rules' with the words 'ASTC Settlement Rules' and replacing the existing definition in Article 1 of 'SCH Business Rules' with the following definition: 'ASTC Settlement Rules' means the operating rules of the ASTC in its capacity as a CS facility licensee, except to the extent of any relief given by ASTC in their application to the Company.';

(g) deleting the definition of 'Share Seal' and deleting Article 154;

(h) inserting the following provision to the end of Article 1: 'A reference to any statute includes all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it.';

(i) inserting the following sentence after the first sentence in Article 27: 'Omission or neglect to give notice will not invalidate a call in any way.';

(j) replacing the heading above Article 64 with the heading 'PROPORTIONAL TAKEOVERS';

(k) inserting the following new Article 80 after the heading 'GENERAL MEETINGS':

'80 A meeting of members may be held in two or more places linked together by any technology that gives the members as a whole in those places a reasonable opportunity to participate in proceedings, that enables the chairman to be aware of proceedings in each place and that enables the members in each place to vote on a show of hands on a poll. If a meeting of members is held in two or more places under this Article, a member present at one of the places is taken to be present at the meeting and the chairman of that meeting may determine at which place the meeting is taken to have been held.';

(l) inserting the following words after the first sentence in Article 82: 'Subject to the Corporations Act, a director may call a meeting of members at a time and place as that director determines.';

(m) inserting the words 'or such other period as the Corporations Act requires' after the words '48 hours before' in Article 83(f);

(n) replacing the words 'profit and loss account, the balance sheet' in Article 89 with the words 'annual financial report';

(o) replacing Article 95(c) with the following:

'(c) by any member or members who are present in person or by proxy, attorney or representative and who are entitled to at least 5% or such other percentage as prescribed under the Corporations Act, of the votes that may be cast on that resolution on a poll.';

(p) inserting the words ', but excluding' before the words 'any amounts paid up' in Article 100(a) and deleting the word 'thereof' from Article 100(a);

(q) deleting Article 108 and replacing it with the following:

'108 The instrument appointing a proxy shall be in writing and signed or otherwise authenticated in a manner permitted by the Corporations Act. If a proxy is signed, it must be signed by the appointer or his or her attorney or, if the appointer is a corporation, under its common seal (if any) or the hand of its duly authorised attorney or executed in a manner permitted by the Corporations Act. A person who is not a member of the Company may be appointed by a proxy.'

(r) replacing the words 'That' first occurring in Article 114(b) with the words 'Subject to the terms of the authority of the representative, that';

(s) inserting the following new Article 117(c) after Article 117(b):

'(c) the revocation of the authority under which the proxy or power of attorney was appointed by a third party; or'

and deleting the word 'or' from Article 117(b) and renumbering Article 117(c) as Article 117(d);

(t) deleting the words 'who has not attained the age of seventy two years' from Article 124;

(u) deleting Article 129(h), inserting 'or' at the end of Article 129(g) and renumbering Article 129(i) as 129(h);

(v) deleting Article 138(a) and renumbering Article 138(b) as Article 138;

(w) inserting the words '(directly, indirectly or jointly with another)' after the word 'holding' in Article 125;

(x) replacing the word 'turnover' in Article 126(1) with the words 'operating revenue';

(y) inserting the following new Article 126(4):

'126(4) The remuneration of executive directors must not be calculated as a commission on, or percentage of, operating revenue.';

(z) replacing the words 'and the Board resolves that his or her office be vacated' in Article 129(d) with the words 'and the Board does not resolve otherwise';

(aa) adding the following after the third sentence in Article 132:

'Subject to this Constitution, the Corporations Act and the Listing Rules, an alternate director may attend, count in the quorum of, speak at, vote at a meeting of directors in place of his or her appointing director if that director is not present at a meeting, and, exercise any other powers (except the power authorised by this Article 132 to appoint an alternate director) that his or her appointing director may exercise.';

Explanatory Notes

This statement explains the items of business to be considered at the meeting and should be read in conjunction with the notice of meeting.

1. Receive and consider reports for year ended 30 June 2005

The Origin Energy Annual Report has been made available to shareholders and is published on the company's website www.originenergy.com.au.

During this item of business there will be an opportunity for shareholders to comment on and ask questions about Origin's management, operations, financial position, business strategies and prospects.

2. Adoption of Remuneration Report

In accordance with section 250R(2) of the Corporations Act 2001, the Remuneration Report is put to shareholders for adoption. The Remuneration Report is set out on pages 39 to 45 of the 2005 Concise Annual Report and is available on Origin's website www.originenergy.com.au. The vote on this resolution is advisory only and does not bind the Directors or the Company. Reasonable opportunity for shareholders to ask questions about or comment on the Remuneration Report will be given at the meeting.

The Directors recommend that shareholders vote in favour of adopting the Remuneration Report.

3. Election of Directors

Bruce G Beeren, Non-executive Director, Aged 56

Mr Beeren retired as an executive Director on 31 January 2005. He was re-appointed to the Board as a Non-executive Director. He retires and seeks re-election in accordance with Article 124 of the Constitution.

Mr Beeren joined the Board in March 2000 and is a member of the Audit, Nomination and HSE Committees. With over 30 years' experience in the energy industry, Mr Beeren was the establishment Chief Executive Officer of VENCorp and held a number of senior management positions at AGL, including Chief Financial Officer and General Manager, AGL Pipelines. He is a Director of Contact Energy Limited, Envestra Limited, Coal & Allied Industries Limited, Baycorp Advantage Limited and Equipsuper Pty Limited. He has a Science degree, a Commerce degree and a Masters of Business Administration, and is a Fellow of CPA Australia and the Australian Institute of Company Directors.

Mr Beeren's extensive energy industry experience and financial expertise has proven valuable and he brings to the Board an understanding of the key issues that the Company faces.

Colin B Carter, Independent Non-executive Director, Aged 62

Mr Carter retires by rotation and seeks re-election in accordance with Article 133 of the Constitution.

Mr Carter joined the Board in February 2000 and is Chairman of the HSE Committee and a member of the Remuneration and Nomination Committees. Previously a management consultant at The Boston Consulting Group, Mr Carter is now a Senior Advisor to that firm. Mr Carter is a Commissioner of the Australian Football League and currently holds directorships of Melbourne 2006 Commonwealth Games Corporation Pty Ltd, Wesfarmers Limited, SEEK Limited and several not-for-profit organisations. He has a Commerce degree and a Masters of Business Administration.

Mr Carter brings wide industry knowledge and experience in strategy and governance issues to Board deliberations.

Directors' recommendation

The Board, other than the Directors concerned, have reviewed the performance of the two Directors standing for re-election. The review included consideration of the expertise, skill and experience of the Directors and their performance and contribution to the work of the Board over their time of office. The Board found that Mr Beeren and Mr Carter have performed well and continue to make valuable contributions to the Board. The Board concluded that the two Directors should be proposed for re-election and accordingly recommend that you vote in favour of their re-election.

4. Amendments to Company Constitution

Shareholder approval is sought for the amendment of the Constitution of the Company. If the special resolution seeking this approval is passed, the amendments will be effective immediately following the Annual General Meeting.

The Board believes that the Constitution of the Company should be brought up to date with the current provisions of the Corporations Act and the Listing Rules of the Australian Stock Exchange ('ASX'). To assist shareholders, a marked version of the Constitution illustrating each proposed amendment is available on the company's website www.originenergy.com.au.

If the special resolution is passed, the Constitution of the Company will be amended by:

(a) replacing the definition in Article 1 of 'Corporations Law' with the following definition: 'Corporations Act' means the Corporations Act 2001 (Cth) or any other statutory modification, amendment or re-enactment thereof for the time being in force and applicable to the Company and any reference to any provision thereof is to that provision so modified, amended or re-enacted.';

(b) replacing all other references in the Constitution to the words 'Corporations Law' with the words 'Corporations Act', except where it appears in Articles 187(2), 187(3), 187(4) and 187(5);

(c) deleting the definition of 'Memorandum of Association' in Article 1;

(d) replacing all references in the Constitution to the words 'Proper SCH Transfer' with the words 'Proper ASTC Transfer' and replacing the existing definition in Article 1 of 'Proper SCH Transfer' with the following definition: 'Proper ASTC Transfer' has the meaning given in the Corporations Act.';

(e) replacing all references in the Constitution to the word 'SCH' with the word 'ASTC' and replacing the existing definition in Article 1 of 'SCH' with the following definition: 'ASTC' has the meaning given in the Corporations Act.';

Notice of Annual General Meeting

Notice is given that the Annual General Meeting of shareholders of Origin Energy Limited ('the company') will be held in the Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Melbourne, Victoria at 10.30am on Thursday, 20 October 2005.

Ordinary business

1. To receive and consider the financial report and the reports of the Directors and Auditors for the year ended 30 June 2005.
2. To adopt the Remuneration Report of the company and the entities it controlled during the year for the year ended 30 June 2005.

   Note: The vote on this resolution is advisory only and does not bind the Directors or the Company.
3. **To elect Directors**

   Bruce G Beeren and Colin B Carter, being eligible, offer themselves for re-election.

   Note: Details of the Directors' qualifications and experience and the recommendation of the Board are set out in the attached Explanatory Notes.

   Shareholders should note that a separate resolution will be put in relation to each of the candidates.

Special business

4. **Amendment of Company Constitution**

   To consider and, if thought fit, pass the following resolution as a special resolution:

   'That for the purposes of section 136 of the Corporations Act 2001 and for all other purposes, the constitution of the Company be amended as set out in the Explanatory Notes attached to this notice.'

   Note: An explanation of the proposed resolution is set out in the attached Explanatory Notes.
5. **Renewal of proportional takeover provisions**

   To consider and, if thought fit, pass the following resolution as a special resolution:

   'That the proportional takeover provisions contained in Article 64 of the Constitution be renewed for a period of three years from the date of the meeting convened by this notice.'

   Note: An explanation of the proposed resolution is set out in the attached Explanatory Notes.

By order of the Board



W M Hundy
Secretary
Sydney, 29 August 2005

Notes

(i) Pursuant to Regulation 7.11.37 of the Corporations Regulations, the company has determined that for the purpose of the meeting, all shares in the company will be taken to be held by the persons who held them as registered shareholders at 7.00pm (Sydney time) on Tuesday, 18 October 2005.

(ii) A member has a right to appoint a person or body corporate as a proxy. A member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of the member's votes each proxy is entitled to exercise. Where a shareholder appoints more than one (1) proxy, neither proxy is entitled to vote on a show of hands.

(iii) If you appoint a body corporate as your proxy, the body corporate will need to ensure that it:

- appoints an individual as its corporate representative to exercise its powers at meetings, in accordance with section 250D of the Corporations Act 2001 (Cth); and
- provides satisfactory evidence of the appointment of its corporate representative prior to commencement of the meeting.

(iv) A proxy need not be a member of the company.

(v) Details for completion and lodgement of proxies are on the reverse side of the Appointment of Proxy form. A proxy must be received by the company's share registry, ASX Perpetual Registrars Limited, by 10.30am on Tuesday, 18 October 2005. A proxy may be mailed to ASX Perpetual Registrars Limited at Locked Bag A14, Sydney South NSW 1235, hand delivered to ASX Perpetual Registrars Limited at Level 8, 580 George Street, Sydney NSW or sent by facsimile to ASX Perpetual Registrars Limited on (02) 9287 0309.

Origin energy

Origin Energy Limited
ABN 30 000 051 696
Level 45, Australia Square
264–278 George Street, Sydney
GPO Box 5376, Sydney NSW 2001
Telephone (02) 8345 5000
Facsimile (02) 9252 1566

Notice of Annual General Meeting

Dear Shareholder

Accompanying this letter is the Notice of Meeting for the Annual General Meeting of the Company, which will be held in the Melbourne Exhibition Centre, 2 Clarendon Street, Southbank, Melbourne, Victoria at 10.30am on Thursday, 20 October 2005.

Attending the meeting or appointing a proxy

If you are able to attend the Meeting, please bring this form with you to facilitate your registration. The bar coding on the Appointment of Proxy will enable shareholders to be easily registered. Registration will be available from 9.30am and shareholders are encouraged to arrive before the starting time of 10.30am to avoid any last minute congestion.

If you are not able to attend the Meeting, you may wish to complete the attached Appointment of Proxy. Any corporate shareholder of Origin Energy Limited shares wishing to appoint a person to act as its representative at the meeting may do so by providing that person with a duly executed letter authorising him or her to do so.

Business of the meeting

The Notice of Meeting covers all of the business to be conducted. Included in the Explanatory Notes is information on the Directors seeking re-election and a recommendation of the Board. This should be of assistance to you in considering your vote on item 3. The Explanatory Notes also provide information on the special business in items 4 and 5, being proposed changes to the Constitution.

Shareholders' questions

Shareholders may submit written questions to Origin's external auditor KPMG to be answered at the AGM, providing the question is relevant to the content of KPMG's audit report or the conduct of its audit of Origin's financial report for the year ended 30 June 2005.

Written questions must be received no later than 5.00pm (Sydney time) on Thursday 13 October 2005. A list of those relevant written questions will be made available to shareholders attending the AGM.

Any written questions to KPMG should be sent to:

- ASX Perpetual Registrars at the address on the enclosed reply paid envelope;
- To Origin at our registered office – Level 45 Australia Square, 264-278 George Street, SYDNEY NSW 2000;
- By facsimile to (02) 9252 1566; or
- By email to investor.relations@originenergy.com.au

If shareholders have any other questions which would ordinarily be covered at the Meeting, they may also be sent to this office prior to the Meeting and we will be pleased to reply.

Any questions regarding the Annual General Meeting or the Appointment of Proxy should be directed to ASX Perpetual Registrars Limited on (02) 8280 7155 or 1300 664 446.

Yours sincerely



Kevin McCann
Chairman
Origin Energy Limited

DIRECTORY

ORIGIN ENERGY LIMITED

Registered office
Level 45, Australia Square
264-278 George Street
Sydney NSW 2000

GPO Box 5376
Sydney NSW 2001

Telephone (02) 8345 5000
Facsimile (02) 9241 7377
Internet www.originenergy.com.au
Email enquiry@originenergy.com.au

Share register
ASX Perpetual Registrars Limited

580 George Street
Sydney NSW 2000
Locked Bag A14
Sydney South NSW 1235

Toll Free 1300 664 446
Telephone (02) 8280 7155
Facsimile (02) 9287 0303
Internet www.asxperpetual.com.au
Email registrars@asxperpetual.com.au

Secretary
William Hundy

Auditors
KPMG

Bankers
National Australia Bank
Westpac Banking Corporation

Origin energy